FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av., C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

Item
1.	Financial Statements as of December 31, 2019.

LETTER TO SHAREHOLDERS AND

FINANCIAL STATEMENTS FOR THE

FISCAL YEAR ENDED DECEMBER 31, 2019

Banco BBVA Argentina S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits		12.31.19	12.31.18
ASSETS
Cash and deposits in banks	7		156,259,910	99,105,461
Cash			46,723,972	15,570,831
Financial institutions and correspondents			109,535,938	83,534,630
Argentine Central Bank (BCRA)			107,501,151	75,503,977
Other in the country and abroad			2,034,787	8,030,653
Debt securities at fair value through profit or loss	8		4,129,970	7,508,099
Derivative instruments	9		3,047,036	591,418
Repo transactions	10		—	12,861,116
Other financial assets	11		2,754,199	9,647,526
Loans and other financing	12		198,341,027	181,422,347
Non-financial government sector			458	207
Argentine Central Bank (BCRA)			17,405	383
Other financial institutions			5,160,847	9,583,842
Non-financial private sector and residents abroad			193,162,317	171,837,915
Other debt securities	13		45,177,812	23,742,631
Financial assets pledged as collateral	14		5,923,453	4,703,064
Current income tax assets	15 a	)	22,726	385
Investments in equity instruments	16		2,055,863	129,538
Investments in associates	17		968,015	1,752,322
Property and equipment	18		11,506,613	9,816,116
Intangible assets	19		589,437	510,912
Deferred income tax assets	15 c	)	6,187,893	194,036
Other non-financial assets	20		3,209,296	2,135,859
Non-current assets held for sale	21		59,776	493,373

TOTAL ASSETS			440,233,026	354,614,203

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits	12.31.19	12.31.18
LIABILITIES
Deposits	22 and Exhibit H	293,988,047	259,509,061
Non-financial government sector		2,938,134	1,544,761
Financial sector		178,421	294,122
Non-financial private sector and residents abroad		290,871,492	257,670,178
Liabilities at fair value through profit or loss	23	580,802	692,270
Derivative instruments	9	3,072,947	1,377,259
Repo transactions	10	—	14,321
Other financial liabilities	24	28,825,175	28,189,392
Financing received from the BCRA and other financial institutions	25	6,148,876	5,527,525
Corporate bonds issued	26	7,319,081	2,473,690
Current income tax liabilities	15 b)	8,070,056	3,676,444
Provisions	27 and Exhibit J	9,842,729	3,620,723
Deferred income tax liabilities	15 c)	—	57,725
Other non-financial liabilities	28	17,068,186	10,894,016

TOTAL LIABILITIES		374,915,899	316,032,426

EQUITY
Share capital	30	612,710	612,660
Non-capitalized contributions		6,744,974	6,735,977
Capital adjustments		312,979	312,979
Reserves		28,488,024	17,424,932
Retained earnings		—	3,856,405
Other accumulated comprehensive income		(3,418,709)	(4,975)
Income for the year		31,008,200	9,613,687

Equity attributable to owners of the Parent		63,748,178	38,551,665
Equity attributable to non-controlling interests		1,568,949	30,112

TOTAL EQUITY		65,317,127	38,581,777

TOTAL LIABILITIES AND EQUITY		440,233,026	354,614,203

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits		Accumulated as of 12.31.19	Accumulated as of 12.31.18
Interest income	31		94,419,383	47,449,663
Interest expense	32		(39,194,802)	(21,320,349)

Net interest income			55,224,581	26,129,314

Commission income	33		18,026,757	12,431,241
Commission expenses	34		(11,398,077)	(6,927,136)

Net commission income			6,628,680	5,504,105

Net income from financial instruments at fair value through profit or loss	35		7,970,332	106,620
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	36		(47,464)	(121,400)
Foreign exchange and gold gains/(losses)	37		8,559,984	5,306,709
Other operating income	38		9,956,637	4,153,943
Loan loss allowances	Exhibit R		(8,394,454)	(3,461,077)

Net operating income			79,898,296	37,618,214

Personnel benefits	39		(13,732,959)	(8,961,174)
Administrative expenses	40		(11,678,093)	(7,177,071)
Depreciation and amortization	41		(1,998,610)	(876,371)
Other operating expenses	42		(17,312,227)	(7,651,564)

Operating income			35,176,407	12,952,034

Income from associates and joint ventures			637,239	780,554

Income before income tax			35,813,646	13,732,588

Income tax	15 c	)	(4,462,230)	(4,027,412)

Net income for the year			31,351,416	9,705,176

Net income for the year attributable to:
Owners of the Parent			31,008,200	9,613,687
Non-controlling interests			343,216	91,489

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EARNINGS PER SHARE

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	12.31.19	12.31.18
Numerator:
Net income attributable to owners of the Parent	31,008,200	9,613,687
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	31,008,200	9,613,687
Denominator:
Weighted average of outstanding common shares for the year	612,671,108	612,659,638
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,671,108	612,659,638
Basic earnings per share (stated in thousands of pesos)	50.6115	15.6917
Diluted earnings per share (stated in thousands of pesos) (1)	50.6115	15.6917

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	Accumulated	Accumulated
	as of	as of
	12.31.19	12.31.18
Net income for the year	31,351,416	9,705,176
Other comprehensive income components to be reclassified to income/(loss) for the year:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(loss) on the share in OCI from associates and joint ventures at equity method	(64,357)	106,476

	(64,357)	106,476

Profits or losses from hedge instruments - Cash flow hedge
Income/(loss) for the year on hedge instruments	(20,989)	—
Income tax	6,297	—

	(14,692)	—

Profits or losses from financial instruments at fair value through OCI
Income /(Loss) for the year on financial instruments at fair value through OCI	(4,818,307)	(303,127)
Reclassification adjustment for the year	47,464	120,543
Income tax	1,431,298	55,050

	(3,339,545)	(127,534)

Other comprehensive income components not to be reclassified to income/(loss) for the year:
Profits or losses from equity instruments at fair value through OCI (Item 5.7.5 of IFRS 9)
Income/(loss) for the year on equity instruments at fair value through OCI	3,765	—
Income tax	(1,129)	—

	2,636	—

Total Other Comprehensive Income/(Loss) for the year	(3,415,958)	(21,058)

Total Comprehensive Income	27,935,458	9,684,118

Total Comprehensive Income:
Attributable to owners of the Parent	27,594,466	9,592,629
Attributable to non-controlling interests	340,992	91,489

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

2019												2018
	Share Capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the Parent	Total equity attributable to non- controlling interests	Total equity	Total
Balances at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	30,112	38,581,777	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA (1)	—	—	—	—	—	—	—	—	—	—	—	4,180,512

Adjusted balances at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	30,112	38,581,777	30,237,060

Total comprehensive income for the year
- Net income for the year	—	—	—	—	—	—	—	31,008,200	31,008,200	343,216	31,351,416	9,705,176
- Other comprehensive income/(loss) for the year	—	—	—	(3,339,545)	(74,189)	—	—	—	(3,413,734)	(2,224)	(3,415,958)	(21,058)
- Allocation of unappropriated retained earnings as per
Shareholders’ Meetings held on April 24, 2019 and April 10, 2018 (Note 48)
Legal reserve	—	—	—	—	—	1,922,737	—	(1,922,737)	—	—	—	—
Cash dividends (2)	—	—	—	—	—	—	—	(2,407,000)	(2,407,000)	—	(2,407,000)	(970,000)
Special statutory reserve due to application of IFRS (1)	—	—	—	—	—	—	3,856,405	(3,856,405)	—	—	—	—
Optional reserve	—	—	—	—	—	—	5,283,950	(5,283,950)	—	—	—	—
- Distribution of subsidiary dividends	—	—	—	—	—	—	—	—	—	—	—	(935)
- Capital increase in subsidiary	—	—	—	—	—	—	—	—	—	—	—	23,055
- Loss of control over subsidiary	—	—	—	—	—	—	—	—	—	—		(391,521)
- Acquisition of control over subsidiaries (Note 1)	—	—	—	—	—	—	—	—	—	1,203,609	1,203,609	—
- Shares pending issuance (3)	50	8,997	—	—	—	—	—	—	9,047	—	9,047	—
- Merger of BBVA Francés Valores S.A. into the Bank	—	—	—	—	—	—	—	—	—	(5,764)	(5,764)	—

Balances at fiscal year end	612,710	6,744,974	312,979	-3,452,157	33,448	6,725,641	21,762,383	31,008,200	63,748,178	1,568,949	65,317,127	38,581,777

(1)

Out of the total impact of the implementation of the financial reporting framework set forth by the BCRA which amounts to $ 4,180,512, the Bank allocated $3,856,405 from Unappropriated Retained Earnings at the beginning of fiscal year 2018 to Other reserves, the remaining balance being $16.083 included in Other Comprehensive Income, and $ 308,024 to non-controlling interests at the beginning of fiscal year 2018.

(2)	It arises from $3.93 per share.
(3)	Issue of 50,441 book-entry common shares of $1 par value each and entitled to one (1) vote per share, undergoing registration proceedings before the Superintendence of Corporations (IGJ). See Note 30.

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	12.31.19	12.31.18
Cash flows from operating activities
Income before income tax	35,813,646	13,732,588
Adjustments to obtain cash flows from operating activities:	(24,278,197)	(16,289,268)
Depreciation and amortization	1,998,610	876,371
Loan loss allowance	8,394,454	3,461,077
Effect of exchange rate changes	(33,432,025)	(22,695,376)
Income/(loss) for the sale of Prisma Medios de Pagos S.A.	(2,644,937)	—
Income/(loss) for put options taken - Prisma Medios de Pagos S.A.	(685,000)	—
Other adjustments	2,090,701	2,068,660
Net decreases from operating assets:	(23,140,450)	(79,276,481)
Debt securities at fair value through profit or loss	3,378,129	(1,692,536)
Derivative instruments	(1,755,591)	5,701
Repo transactions	12,861,116	(6,527,177)
Loans and other financing	(14,654,020)	(54,126,131)
Non-financial government sector	(251)	11
Other financial institutions	1,886,507	(5,317,617)
Non-financial private sector and residents abroad	(16,540,276)	(48,808,525)
Other debt securities	(26,206,024)	(7,692,923)
Financial assets pledged as collateral	(1,219,682)	(1,452,866)
Investments in equity instruments	—	(2,251)
Other assets	4,455,622	(7,788,298)
Net increases from operating liabilities:	40,224,702	117,042,633
Deposits	34,437,942	102,750,636
Non-financial government sector	1,393,373	418,008
Financial sector	(115,701)	84,691
Non-financial private sector and residents abroad	33,160,270	102,247,937
Liabilities at fair value through profit or loss	(111,468)	692,270
Derivative instruments	1,726,605	(14,274)
Repo transactions	(14,321)	(271,089)
Other liabilities	4,185,944	13,885,090
Income tax paid	(1,410,919)	(1,112,871)

Total cash flows generated by operating activities	27,208,782	34,096,601

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	12.31.19	12.31.18
Cash flows from investing activities
Payments:	(2,659,260)	(1,815,980)
Purchase of property and equipment, intangible assets and other assets	(2,659,260)	(1,742,601)
Purchase of debt or equity instruments issued by other entities	—	(3,024)
Loss of control over associate	—	(70,355)
Collections:	2,758,736	932,428
Sale of investments in equity instruments	1,729,915	—
Sale of property and equipment, intangible assets and other assets	—	530,961
Acquisition of control over subsidiaries or other businesses (Note 1)	205,106	—
Other collections related to investing activities	823,715	401,467

Total cash flows generated by/(used in) investing activities	99,476	(883,552)

Cash flows from financing activities
Payments:	(8,157,467)	(2,228,862)
Dividends	(2,407,000)	(970,935)
Non-subordinated corporate bonds	(5,083,857)	(1,113,082)
Other payments related to investing activities	—	(144,845)
Lease payments	(666,610)	—
Collections:	4,571,633	7,189,956
Issuance of own equity instruments	—	219,055
Non-subordinated corporate bonds	4,564,893	784,334
BCRA	6,740	1,537
Financing by local financial institutions	—	1,255,699
Other collections related to financing activities	—	4,929,331

Total cash flows (used in)/generated by financing activities	(3,585,834)	4,961,094

Effect of exchange rate changes in cash and cash equivalents	33,432,025	22,695,376

Total changes in cash flows	57,154,449	60,869,519

Cash and cash equivalents at the beginning of the year (Note 7)	99,105,461	38,235,942

Cash and cash equivalents at fiscal year end (Note 7)	156,259,910	99,105,461

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(Stated in thousands of pesos)

1.	General information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 251 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (BBVA or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of December 31, 2019.

On April 24, 2019, the Shareholders’ Meeting approved the Entity’s change of corporate name to “BBVA Argentina S.A.”. However, pursuant to a requirement from the Argentine Central Bank (BCRA) and upon the consent granted by the Shareholders’ Meeting, the Board of Directors, at a meeting held on May 28, 2019, resolved to adopt the name “Banco BBVA Argentina S.A.” On July 25, 2019, the BCRA served notice of the approval of the change of corporate name by way of Resolution No. 166. On September 18, 2019, the Argentine Securities Commission (CNV) submitted the proceedings related to the Entity’s by-laws amendment and restatement to the Argentine Superintendence of Corporations (IGJ) for registration. On October 17, 2019, the IGJ registered the Entity’s change of corporate name and the restatement of its by-laws under No. 21332 of Book 97, “Corporations” volume. On November 4, 2019, the Argentine Central Bank (BCRA) issued the related Communication “C” 85251, giving notice of the Entity’s new corporate name.

These financial statements include the Entity and its subsidiary companies (collectively referred to as the “Group”).

Pursuant to certain amendments to shareholders’ agreements, effective since July 1, 2019, the Bank has taken over the power to direct the relevant activities of PSA Finance Argentina Compañía Financiera S.A., and Volkswagen Financial Services Compañía Financiera S.A. Considering the guidelines set out under International Financial Reporting Standard No. 10 (IFRS No. 10), the Entity concluded that it has power on such companies effective since the aforementioned date. Therefore, these financial statements include consolidated information with these companies since the date on which the Entity has taken over control over them.

The Entity’s subsidiaries are listed below:

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

•

BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual funds. On January 23, 2020, the company’s new corporate name was registered with the Public Registry of Commerce under No. 1411, Book 98.

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings): corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

•	PSA Finance Argentina Compañía Financiera S.A.: a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans; and

•	Volkswagen Financial Services Compañía Financiera S.A.: a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in Section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3.

Part of the Entity’s stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
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1.2. Economic context

The future development of Argentina’s macroeconomic conditions is somewhat uncertain as a consequence of the volatility of financial assets, and certain laws and regulations recently enacted by the new national government, affecting the foreign exchange market, the projected future changes in interest rates, and inflation levels. In fiscal year ended December 31, 2019, cumulative inflation was 53.8%.

In particular, and concerning financial assets, the Argentine Government issued Decree No. 596/2019 dated August 28, 2019, putting off the maturity of short-term securities (Letes, Lecap, Lecer, and Lelink). Furthermore, by means of Decree No. 49/2019 dated December 19, 2019, the Argentine Government put off the repayment of US-dollar denominated Treasury Bills until August 31, 2020.

As of December 31, 2019, the Entity holds national securities subject to restructuring for an aggregate amount of 8,661,041. These securities are measured at fair value through other comprehensive income, and were recognized for a lower amount of 4,801,364 to reflect the decline in prices.

On September 1, 2019, the Argentine Government published Executive Decree No. 609/2019 setting forth extraordinary and interim guidelines concerning the foreign exchange market. In addition, the BCRA issued Communication “A” 6770, as amended, whereby, among other measures, it provided that up to and including December 31, 2019, the BCRA’s previous consent will be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal or interest) over three business days before their due date. Then, on December 30, 2109, the BCRA issued Communication “A” 6856, establishing that the preceding provisions would remain in force on and after December 31, 2019.

Against this backdrop, on December 23, 2019, the Public Emergency, Social Solidarity and Productive Revival Law (the “Economic Emergency Law”) was published in the Official Gazette, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency until December 31, 2020. On December 28, 2019, the Argentine Government also published Executive Decree No. 99/2019 setting forth the implementing regulations to the Economic Emergency Law including, among other things, several changes to address economic, financial, tax, administrative, social security, energy, public health, and social issues, and utility rates.

The Economic Emergency Law has also put off until December 31, 2021 the reduction in the income tax rate (see Note 15) and the application of 2017 Fiscal Covenant, which established a gradual decrease in turnover tax until December 31, 2020.

The Entity’s management monitors the development of these events on an ongoing basis in order to define the potential actions to be taken and identify their potential impacts on its financial position.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

2.	Basis for the preparation of the Financial Statements

These financial statements for the fiscal year ended December 31, 2019 were prepared pursuant to the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)

application of the impairment model set forth in Section 5.5 “Impairment” of IFRS No. 9 “Financial instruments” until the fiscal years beginning on or after January 1, 2020. On December 5, 2018, the Entity filed with the BCRA the impairment model to be applied within the framework of IFRS No. 9 as from January 1, 2020. On December 27, 2019, the BCRA issued Communication “A” 6847 establishing that debt instruments issued by the non-financial public sector would be subject to the temporary exemption from adopting paragraph 5.5 “Impairment” of IFRS 9;

b)

application of International Accounting Standard No. 29 (IAS 29) “Financial reporting in hyperinflationary economies,” which shall be applicable for the fiscal years beginning on or after January 1, 2020, taking into consideration the provisions of Communication “A” 6651 issued by the BCRA (see Note 3.2);

c)

the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 2,207,318 as of December 31, 2019 and December 31, 2018, respectively. Likewise, income/(loss) for fiscal years ended December 31, 2019 and December 31, 2018 would have increased by 3,239,760 and 1,021,518, respectively (Note 15.c), and

d)

the instructions provided in Memorandum No. 7/2019 issued by the BCRA on April 29, 2019, which set forth the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of December 31, 2019 (see Note 16).

The exceptions described above imply a deviation from IFRS.

The significant accounting policies applied by the Entity are described in Note 5 to these consolidated financial statements.

Furthermore, the BCRA, through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. as of February18, 2020.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

3.	Functional and presentation currency and Unit of account

3.1. Functional and presentation currency

The Group considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

3.2. Unit of account

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. The standard sets out certain factors to be considered in order to conclude whether an economy qualifies as hyperinflationary, including the existence of a cumulative inflation rate over the last three years close to, or in excess of, 100%.

As a result of the increase in inflation that has been experienced in the first months of fiscal year 2018, there has been consensus on the fact that the Argentine economy would qualify as a hyperinflationary economy according to the guidelines set forth under IAS 29. This consensus implies the need to apply IAS 29 in preparing financial statements under IFRS for annual and interim periods commencing on or after July 1, 2018.

IAS 29 sets forth that the financial statements of an entity with a functional currency of a high inflationary economy shall be restated in terms of the measuring unit current at the end of the reporting period, regardless of whether the financial statements are based on a historical cost or current cost approach. For such purposes, monetary items shall not be restated, non-monetary items shall be restated by applying the variation of a general price index between the date of acquisition or the date of revaluation and the date of the financial statements to be submitted. The components of shareholders’ equity, except accumulated income/(loss) and surplus of appreciation of assets, shall be restated by applying the general price index to the various items between the date of contribution, or between the date of acquisition for any other cause and the date of the financial statements to be submitted. Income and expenses for the period shall be adjusted by applying the general price index between the date those items were acquired and the date of the financial statements to be submitted.

Furthermore, the figures for the preceding fiscal years or periods presented for comparative purposes shall be restated.

As mentioned in Note 2, the application of the guidelines in IAS 29 is exempted and shall be effective for fiscal years beginning on or after January 1, 2020 as set forth by the BCRA through Communications “A” 6651 and “A” 6778 issued on February 22, 2019 and December 27, 2019, respectively, and therefore the Group does not and shall not restate its financial statements until the date referred to above.

The financial statements as of December 31, 2019 of the subsidiaries BBVA Asset Management Argentina S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) were prepared in constant currency in accordance with the provisions of Resolution 107/18 of the Professional Council of Economic Sciences of the City of Buenos Aires

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

(CPCECABA), which state the need to restate in constant currency financial statements for fiscal years ended on or after July 1, 2018, in accordance with JG Resolution No. 539/18 issued by the Federation of Professional Councils of Economic Sciences (FACPCE) on September 29, 2018. For the purposes of the preparation of the consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA, the Entity has made the necessary adjustments to eliminate the inflation restatement in the consolidation process.

The existence of such inflationary economic environment affects the Group’s financial position and results of operations. Therefore, the impact of inflation may distort the financial information and should be taken into consideration in understanding the Group’s information reported in these financial statements about its financial position, comprehensive income, changes in shareholders’ equity and cash flows.

Accordingly, as of December 31, 2019 and 2018 and for the fiscal years then ended, the Entity estimated the impact of the restatement into constant currency on its financial statements, which would result in an increase in shareholders’ equity of 11,148,000 and 10,707,295, respectively, and a decrease in income of 23,935,000 and 17,090,946, respectively.

4.	Accounting estimates and judgments

In preparing these consolidated financial statements, the Board of Directors has to make judgments, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses.

The related estimates and assumptions are based on expectations and other factors deemed reasonable, the result of which are the basis for the judgments on the value of assets and liabilities, which are not readily obtained from other sources. Actual results may differ from these estimates.

The underlying estimates and assumptions are continuously under review. The effect of the review of accounting estimates is recognized prospectively.

4.1. Judgments

The information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 5 “Significant accounting policies” under the following headings:

•	Note 5.1. – Determination of the “Basis of consolidation” regarding the existence of control of other entities

•	Note 5.4.b) – “Classification of financial assets”

•	Note 5.4.f) – “Impairment of financial assets”

•	Note 5.17.a) – “Contracts containing a lease”

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

4.2. Assumptions and estimation of uncertainties

Information about assumptions and estimation of uncertainties that have a significant risk of resulting in a material adjustment to these consolidated financial statements is included in the following notes:

•	Note 43 b.3 – “Valuation techniques for Levels 2 and 3”

•	Nota 5.12 – “Provisions”, regarding the likelihood and scope of outflow of resources

•	Notes 11, 12 and 13 – “Other financial assets”, “Loans and other financing” and “Other debt securities” regarding the impairment of financial assets

•	Note 15 – “Income tax,” regarding availability of future taxable profit against which deferred tax assets and uncertain tax positions may be used.

4.3 Measurements at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When available, the Group measures the fair value of a financial instrument using the quoted price in an active market. A market is considered active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques maximizing the use of relevant market inputs and minimizing the use of unobservable inputs. The choice of a valuation technique includes all factors market participants would take into consideration for the purposes of setting the price of the transaction.

Fair values are categorized into different levels in the fair value hierarchy based on the input data used in the measurement techniques, as follows:

•	Level 1: quoted prices in active markets (unadjusted) for identical assets or liabilities.

•	Level 2: valuation models using observable market data as significant inputs.

•	Level 3: valuation models using unobservable market data as significant inputs.

5.	Significant accounting policies

Except as indicated in Notes 5.17 and 5.18, the Group has consistently applied the following accounting policies for the fiscal years presented in these consolidated financial statements.

These financial statements for the fiscal year ended December 31, 2019 have been prepared pursuant to the financial reporting framework set forth by the BCRA.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

5.1. Basis of consolidation:

a) Subsidiaries:

Subsidiaries are all entities (including structured entities, if any) controlled by the Group. The Group controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. At each period-end, the Group reassesses whether it has control if there are changes to one or more of the elements of control.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The financial statements of subsidiaries were prepared as of the same dates and for the same fiscal years as those of Banco BBVA Argentina S.A., consistently applying accounting policies in line with those the Bank relies on.

The Entity gave notices to the BCRA dated April 22, 2019 and January 14, 2020 about the progress made to have its subsidiaries consolidated for financial reporting purposes, pursuant to IFRS 10.

Pursuant to certain amendments to shareholders’ agreements, effective since July 1, 2019, the Bank has taken over the power to direct the relevant activities of PSA Finance Argentina Compañía Financiera S.A., and Volkswagen Financial Services Compañía Financiera S.A. Considering the guidelines set out under IFRS 10, the Entity has concluded that it has power on such companies effective since the aforementioned date. Therefore, these financial statements include consolidated information with these companies since the date the Entity has taken control over them.

b) Non-controlling interests

Non-controlling interests are the portion of profit or loss and shareholders’ equity which do not belong to the Group and are disclosed as a separate line in the Consolidated Statement of Income, the Statement of Other Comprehensive Income, Statement of Financial Position and Statement of Changes in Shareholders’ Equity.

c) Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 54). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case by case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

d) Mutual funds

The Group acts as fund manager in various mutual funds (see Note 55). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. In cases where the economic interest is less than 37%, the Group concludes it acts as an agent for the investors and therefore does not consolidate those mutual funds.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

e) Loss of control

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, as well as any related non-controlling interest and other components of equity.

Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

f) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

g) Business combinations

The Group accounts for business combinations using the acquisition method, when control is transferred to the Group. Generally, the consideration transferred upon a business acquisition is measured at fair value, similarly to the net identifiable assets acquired. The Group also relies on the acquisition method to account for business combinations with no consideration transferred. Goodwill is tested for impairment on an annual basis. Any income from the acquisition under too favorable conditions is charged to income. Transactions costs are accounted for as expenses when incurred, except for those related to the issuance of debt or equity instruments.

5.2. Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at the reporting date.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange rate differences are recognized in the Consolidated Statement of Income in the line “Foreign exchange and gold gains/ (losses)”.

5.3. Cash and deposits in banks

The item “Cash and cash equivalents” includes cash and unrestricted balances kept with the BCRA and on-demand accounts held at local and foreign financial institutions.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

5.4. Financial assets and liabilities

a) Recognition

The Group initially recognizes loans, deposits, debt securities issued and liabilities at the date of origination. All other financial instruments (including ordinary purchase and sale of financial assets) are recognized on the date of negotiation, that is to say, the date when the Group becomes part of the instrument’s contractual provisions.

The Group recognizes purchases of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing granted in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line “Interest income” in the Consolidated Statement of Income.

Financial assets and liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss are recognized at fair value plus (in the case of assets) or less (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value at initial recognition.

However, if the Group determines that the fair value at initial recognition is different from the consideration received or paid, when the level of the fair value is hierarchy is 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the level of the fair value hierarchy at initial recognition is 3, the difference between the fair value and the consideration is deferred over the term of the instrument.

b) Classification of financial assets

On initial recognition, financial assets are classified and measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions:

1.	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

2.	the contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

A financial asset is measured at fair value through OCI only if it meets both of the following conditions:

•	the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

On initial recognition of an equity instrument that is not held for trading, the Group may, for each individual instrument, present subsequent changes in fair value in OCI.

All other financial assets are classified as measured at fair value through profit or loss. This category includes derivative financial instruments.

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level. The information considered includes:

•	the stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue;

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model and how those risks are managed;

•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•

the frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Group’s stated objective for managing the financial assets is achieved.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at fair value through profit or loss.

In the assessment on whether contractual cash flows are “solely payments of principal and interest”, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Financial assets are not reclassified after their initial recognition, except for a change in the Group’s business models.

c) Classification of financial liabilities

The Group classifies its financial liabilities, other than derivatives, guarantees issued and liabilities at fair value through profit or loss as measured at amortized cost.

Derivative financial instruments are measured at fair value through profit or loss.

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a debt instrument.

The debt from financial guarantees issued is initially recognized at fair value. The debt is subsequently measured at the higher of the amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The Group recognizes sales of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing received in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line “Interest expenses” in the Consolidated Statement of Income.

d) Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received and any recognized balance in OCI is recognized in profit or loss.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. When an existing financial liability is replaced with another from the same borrower under significantly different conditions, or the conditions are substantially modified, said replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between both is charged to income.

e) Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount of its initial recognition less the capital reimbursements, plus or less the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment adjustments (doubtful accounts).

f) Impairment of financial assets

As mentioned in Note 2, the BCRA established that financial institutions shall continue to apply the model for recognizing loan losses for financial assets in force as of December 31, 2017 set forth through Communication “A” 2950, as amended. Those regulations require that financial institutions:

•	classify their debtors based on their “status” pursuant to the guidelines of the BCRA, and

•	recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA, taking into consideration the debtor’s status and guarantees in force.

The BCRA requires customers of the “commercial portfolio” to be analyzed and classified individually. The commercial portfolio includes loans exceeding an amount set forth by the BCRA, and loans whose repayment is linked to the progress of the customer’s productive or commercial activity. The assessment of the debtor’s repayment capacity is based on the estimated cash flow based on updated financial information and industry parameters, taking into consideration other circumstances of the economic activity.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The “consumer portfolio”, in turn, is analyzed globally, and debtors are classified based on the days in arrears recorded at each period-end. The consumer portfolio includes consumer loans, housing loans and loans up to an amount set forth by the BCRA whose repayment is not linked to a productive or commercial activity.

The “consumer-like portfolio” is, in turn, analyzed and classified based on the Consumer portfolio criteria, but includes commercial loans not exceeding the amount of financing set forth in the regulations issued by the BCRA.

Increases in the allowance for loan losses related to “Loans and other financing” are recognized in “Loan loss allowances” in the consolidated Statement of income.

The Group considers the effect that the application of Section 5.5 “Impairment” of IFRS 9 would have on the financial statements, which was temporarily excluded by the BCRA from the accounting standards applicable to financial institutions, may be significant. As of the date of these financial statements, the Group is quantifying such effect.

g) Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and their net amount is disclosed in the Consolidated Statement of Financial Position if, and only if, the Group has a legally enforceable right to offset the amounts recognized and the intention to settle them on a net basis, or the intention to realize the asset and settle the liability simultaneously.

Revenues and expenses are disclosed on a net basis only to the extent permitted by the IFRS, or otherwise to reflect profits or losses arising from a group of similar transactions.

5.5. Investments in associates

An associate is an entity over which the Group has a significant influence but no control or joint control over financial and operating policies. A joint venture is an agreement whereby the Group has joint control, that is to say, the Group has a right over the net assets, rather than over the assets and liabilities, of the agreement.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group’s share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

5.6. Property and equipment

Property and equipment items are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by management.

The Group has availed of the option under IFRS 1 to consider the fair value of all its real property as the deemed cost as of January 1, 2017. Fair value was assessed based on the appraisal carried out by an independent professional, applying the Level 3 valuation techniques. To do so, a market approach was used.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Group.

Depreciation is calculated using the straight-line method, applying the necessary rates to extinguish the amounts at the end of the estimated useful life of the assets.

Depreciation methods and useful lives are reviewed at period-end and adjusted prospectively, if necessary.

5.7. Intangible assets

Intangible assets include the information systems costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Subsequent expenses related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as a loss when incurred.

Information systems are amortized using the straight-line method over their estimated useful life of 5 years.

Amortization methods, as well as the useful life assigned are reviewed at each closing date and adjusted prospectively, if applicable.

5.8. Goodwill

Goodwill is the difference between the total amount paid and the amount resulting from calculating the proportion of the capital acquired over the booked shareholders’ equity at the date of acquisition.

5.9. Other non-financial assets

a) Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by management.

The Group has availed of the option under IFRS 1 to consider the fair value of all its investment property items as the deemed cost as of January 1, 2017. Fair value was assessed based on the appraisal carried out by an independent professional, applying the Level 3 valuation techniques. To do so, a market approach was used.

b) Assets acquired as security for loans

Assets acquired as security for loans are measured at fair value at the date on which the entity becomes the owner thereof, and any differences with the accounting balance of the related loan are recognized in profit or loss.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

5.10. Non-current assets held for sale

Non-current assets are classified as held for sale, if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within twelve months following the date of their classification as such.

These assets or this group of assets is generally measured at the lower of their carrying amount and their fair value less the cost of disposal.

When a property and equipment item is classified as “non-current assets held for sale,” depreciation is no longer applied.

5.11. Impairment of non-financial assets

At least at each reporting date, the Group assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset’s recoverable value is estimated.

For the impairment test, assets are grouped into the smallest group of assets generating cash inflows from their continuous use, which are largely independent of the cash inflows from other assets or other cash generating units (CGU). The business goodwill acquired in business combinations is distributed to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The “recoverable value” of an asset or CGU is the highest of its value in use and its fair value less the cost of disposal. The “value in use” is based on estimated cash flows, discounted at their present value using the pre-tax interest rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU.

If the accounting balance of an asset (or CGU) is higher than its recoverable value, the asset (or CGU), is considered impaired and its carrying amount is reduced to its recoverable value and the difference is recognized in profit or loss.

Reversal of an impairment loss for goodwill is prohibited. For other assets, an impairment loss is reversed only to the extent the accounting value of the assets does not exceed the value they would have had if the impairment had not been recognized.

5.12. Provisions

The Group recognizes a provision if, as a result of a past event, there is a legal or implied obligation for an amount that can be reliably estimated and it is likely that an outflow of resources will be required to settle such obligation.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Group’s external and/or internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each reporting date.

The provisions recognized by the Group are reviewed at each year-end date and are adjusted to reflect the best estimate available.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

5.13. Personnel benefits

a) Short-term personnel benefits

Short-term personnel benefits are recognized in profit or loss when the employee provides the related service. A provision is recognized if the Group has the legal or implied obligation to do so, as a result of past services provided by the employee, to pay an amount that can be reliably estimated.

b) Other long-term personnel benefits

The Group’s obligation in relation to long term personnel benefits is equivalent to the amount of the future benefit the employees have earned in exchange for services provided during the reporting and prior periods. The benefit is discounted at present value. Changes in the measurement of the obligation are recognized in profit or loss.

c) Termination benefits

Termination benefits are recognized when the Group can no longer withdraw the offer of those benefits.

5.14. Share capital

Incremental transaction costs directly attributable to the issuance of common shares are recognized as a reduction in the contributions received, net of the related income tax.

5.15. Interest income and expenses

Interest income and expenses are recognized in profit or loss using the effective interest method. The effective interest rate is the rate whereby the contractual payment and collection cash flows are discounted during the expected lifetime of the financial instrument at the book value of the financial asset or liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability.

Interest income and expenses presented in the Consolidated Statement of Income include interest in respect of:

•	financial assets and liabilities measured at amortized cost; and

•	financial assets measured at fair value through OCI.

5.16. Commission income and expenses

This item contains income from commissions resulting from entering into contracts with customers and falling within the scope of IFRS 15.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Commissions, fees and similar items that are part of a financial asset or liability’s effective interest rate are included in the measurement of the effective interest rate.

The breakdown of commission income is presented in Note 33 to these financial statements.

The Bank has a benefit program in place, whereby Latam Airlines miles are credited to enrolled customers. Since the obligation accrues when each eligible transaction is made by the customer (when the Group has the obligation to credit the miles to the customer and pay the equivalent amount to the airline), and the program is fully managed by that airline, once the miles are credited, the Bank has no further obligation related to the redemption of such miles.

All other commission income items, including service, mutual funds management, and loan syndication fees, and sales commissions, are recognized when the related service is rendered.

5.17. Leases

As of January 1, 2019, the Group has adopted IFRS 16 “Leases.” Said standard supersedes IAS 17 “Leases” and was adopted by the BCRA through Communication “A” 6560.

IFRS 16 introduces a single lessee accounting model, requiring that lessees recognize the asset related to the Right of use of the leased asset and a Lease liability representing the obligation to make lease payments. The Entity has opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.

As to the lessor’s accounting, IFRS 16 substantially keeps the requirements of IAS 17. Therefore, lessors continue classifying leases as operating or finance, and each of them is recognized differently.

The Group has opted to apply the modified retrospective method whereby the Right of use and the Lease liability determined as of January 1, 2019 are recognized. The Lease liability is determined as the current amount of future payments agreed, discounted at the Group’s incremental borrowing rate as of such date. Besides, the Group has opted to measure the Right of use as of the transition date for an amount equivalent to the Lease liability as of such date. Accordingly, the transition to IFRS 16 did not result in an adjustment to Accumulated income/(loss) as of the transition date.

As a result of the aforementioned change, the Group recognizes the Right of use as an asset and the Lease liability as a liability, mainly from leases of offices in its branch network (Note 29).

As at the first-time adoption date, the weighted average incremental rate used for lessee’s loans applied to lease liabilities recognized in the Statement of Financial Position was 48.8% for peso-denominated agreements and 9% for US-dollar denominated agreements.

As of December 31, 2019, the Entity has not entered into agreements related to variable lease payments. As of December 31, 2019, there are no leases that have not yet commenced, pursuant to which the Entity has undertaken commitments, and which enter into force in subsequent years.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Below is a detail of the changes in the accounting policies:

•	Contracts that contain a lease

At the beginning of the contract, the Group evaluates whether a contract is, or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

•	Leases under which the Group acts as lessor

When the Group acts as lessor, at the beginning of the contract the Group determines whether it is a finance or an operating lease.

To classify each lease, the Group evaluates if it transfers substantially all the risks and rewards incidental to the ownership of the leased asset. If so, it classifies it as a finance lease, otherwise, it is an operating lease.

In a finance lease, the leased asset is derecognized and recognized as a receivable for an amount equivalent to the net investment in the lease under “Loans and other financing.”

Collections received under a finance lease are broken down into interest and the reduction of the net investment in the lease. Interest is recognized over the lease term applying an effective interest rate. Contingent leases are not considered in determining the net investment in the lease.

•	Leases under which the Group acts as lessee

The Group recognizes the Right of use of the leased asset and the Lease liability at the beginning of the contract. The Right of use is initially measured at cost, which includes the initial amount of the Lease liability adjusted for any lease payments made before the beginning of the contract, plus initial direct costs incurred and an estimate of the costs for dismantling or restoring the underlying asset, less any incentives received.

The Right of use of the leased asset is then depreciated on a straight-line basis from the beginning of the contract to the expiration of the lease term.

The Lease liability is initially measured at the present value of the lease payments that were not paid at the beginning of the contract, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of the Lease liability include the following items:

a)	Fixed payments, including payments that are substantially fixed;

b)	Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;

c)	Any amounts expected to be paid as guaranteed residual value;

d)	The exercise price of call options, if it is reasonably certain that they will be exercised;

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

e)	Any amounts expected to be paid for renewal periods if it is reasonably certain that the renewal options will be exercised; and

f)	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

The Lease liability is measured at amortized cost, using the effective interest rate method. It is remeasured when there is a change in future lease payments due to a change in the rate or index, in the amounts that the Group is expected to pay as guaranteed residual value or if the Group changes the evaluation as regards whether it will exercise a call, renewal or early termination option.

When the Lease liability is remeasured, the relevant adjustment is recognized in the Right of use of the leased asset.

5.18. Investments in equity instruments

By virtue of the partial sale of the shareholding in Prisma Medios de Pago S.A. as explained in Note 16, the remaining stake has been measured at fair value through profit or loss on the basis of the valuation reports issued by independent appraisers, net of the valuation adjustment mandated by the BCRA in its Memorandum No. 7/2019. The accounting criteria applied, as mentioned above, imply a deviation from IFRS.

5.19 Current and deferred income tax

Income tax expense for each period includes the current income tax and deferred income tax and is recognized in profit or loss, except to the extent that it relates to an item recognized in OCI or directly in shareholders’ equity.

a) Current tax

Current income tax includes the income tax payable, or advances made during the year and any adjustment payable or receivable related to previous years. The amount of the current tax payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or to be recovered) measured at the applicable rate at the reporting date.

b) Deferred tax

Deferred income tax recognizes the tax effect of temporary differences between the accounting balances of the assets and liabilities and the related tax bases used to assess taxable income.

A deferred tax liability is recognized for the tax effect of all taxable temporary differences.

A deferred tax asset is recognized for the tax effect of deductible temporary differences and unexpired tax losses, insofar as it is likely that future taxable income against which such temporary differences can be applied will be generated.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Deferred tax assets and liabilities are measured at the tax rates expected to be applicable during the year when the liability is settled or the asset is realized, in accordance with the laws substantially enacted at the reporting date.

5.20. Comparative information

The Consolidated Statements of Financial Position, Income, Other Comprehensive Income, Changes in Shareholders’ Equity, and Cash Flows, and their related notes, for the year ended December 31, 2019 are presented on a comparative basis to the balances for the previous year.

For comparative purposes and for the sake of consistency, certain reclassifications were made to the information presented for the previous year. The changes in comparative information do not imply changes in any decisions that were made in reliance thereof.

6.	IFRS issued but not yet effective for Financial Institutions

6.1. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

Below is a description of standards and interpretations that were issued, but have not yet come into force, as of the date of these financial statements. The Entity will adopt these standards, if applicable, as of their respective effective dates:

Amendments to IAS 1 and IAS 8: Definition of “material”

In October 2018, the IASB enacted certain amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” in an attempt to align the definition of “material” in both standards and shed light on certain aspects of such definition. According to the new definition, information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements. These amendments will come into force for fiscal years beginning on and after January 1, 2020 and are not expected to have a significant impact on the Entity’s financial statements.

Amendments to IFRS 9 and IFRS 7 – Interest Rate Benchmark Reform

In September 2019, the IASB issued amendments to IFRS 9, IFRS 39 and IFRS 7, thereupon concluding the first phase of the work done to provide relief from the effects of the uncertainty caused by the reform in interbank offered rates (IBORs) over financial reporting. This first phase is focused on the financial reporting effects of uncertainty in the period prior to the reform.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The amendments were designed to support entities’ financial reporting during the uncertainty period arising from the gradual elimination of interest rate benchmark indexes, such as IBORs. Such amendments set out specific hedge accounting requirements to be applied by entities, assuming that the benchmark interest rate on which hedged cash flows and cash flows from the hedge instrument are based will remain unchanged upon the reform. When a hedging relationship fails to meet the hedge accounting requirements for reasons other than those set out in the amendments, such hedge accounting will be required to be discontinued.

The amendments also require that entities provide additional information to investors on such hedging relationships which are directly affected by these uncertainties.

These amendments will come into force for fiscal years beginning on and after January 1, 2020 and are not expected to have any impact on the Entity’s financial statements.

Amendment to the Conceptual Framework for Financial Reporting:

In March 2018, the IASB issued a new Conceptual Framework for Financial Reporting. The new framework includes some new concepts, provides updated definitions and criteria for the recognition of assets and liabilities, and clarifies certain important concepts. The changes in the Conceptual Framework might affect the application of the IFRS in circumstances where no standard is applicable to a particular transition or event. The new Conceptual Framework will come into force for fiscal years beginning on and after January 1, 2020 and is not expected to have a significant impact on the Entity’s financial statements.

6.2. Amendments to the financial reporting framework set forth by the BCRA

a)	IFRS 9 Financial Instruments - Impairment

Regarding Section 5.5 “Impairment” of IFRS 9, Communication “A” 6430 issued by the BCRA established its application as from fiscal periods beginning on or after January 1, 2020. In this regard, the Entity submitted to the BCRA a description of the expected losses calculation model under that standard on December 5, 2018. The Entity is currently calculating the impact of the first-time adoption of such standard as of December 31, 2019.

On December 27, 2019, the BCRA issued Communication “A” 6847 setting out the provisions pursuant to which entities shall adopt paragraph 5.5 “Impairment,” effective since January 1, 2020. According to this standard, debt instruments issued by the non-financial public sector were subject to the temporary exemption from applying IFRS 9.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

b)	Classification of debt instruments issued by the non-financial public sector (Communications “A” 6778, 6847, as amended and supplemented)

As of January 1, 2020, financial entities will be allowed to reclassify non-financial public sector instruments measured at fair value through profit or loss, and at fair value through other comprehensive income using the amortized cost approach, using the carrying amount of such instruments at such date as initial value. Instruments so reclassified will cease to accrue interest and additional amounts to the extent their carrying amounts surpass their fair value.

c)	IAS 29 Financial reporting in hyperinflationary economies

In addition, Communications “A” 6651, 6778 and 6849 issued by the BCRA on February 22, 2019, September 5, 2019 and December 27, 2019, respectively, set forth the application of the restatement in constant currency set forth by IAS 29 in hyperinflationary economies for fiscal periods beginning on or after January 1, 2020. As stated in Note 3.2 to these financial statements, the Entity estimates that adopting this standard has a significant impact on its Statements of financial position, income and other comprehensive income, changes in shareholders’ equity and cash flows as of December 31, 2019.

7.	Cash and deposits in banks

Breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	12.31.19	12.31.18
Cash	46,723,972	15,570,831
BCRA - Current account	107,501,151	75,503,977
Balances with other local and foreign institutions	2,034,787	8,030,653

TOTAL	156,259,910	99,105,461

8.	Debt securities at fair value through profit or loss

	12.31.19	12.31.18
Government securities	51,871	952,798
Private securities – Corporate bonds	93,603	167,913
BCRA Bills	3,984,496	6,387,388

TOTAL	4,129,970	7,508,099

9.	Derivatives

In the ordinary course of business, the Group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Bank

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

As of December 31, 2019, the Group has accounted for premiums from put options taken in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer as of December 2021. Such equity interest was measured at fair value, based on a report prepared by independent appraisers (see Note 43).

These transactions do not qualify as hedging pursuant to IFRS No. 9 - “Financial Instruments”

Subsidiaries

On the other hand, PSA Finance Argentina Compañía Financiera S.A. performed interest rate swaps with the Bank and with third parties, which are recognized by the subsidiaries as cash flow hedge. The actual portion of the cumulative change in the fair value of swaps pending subsequent recognition in income is included in the Consolidated Statement of Other Comprehensive Income under the caption “Profits or losses from hedge instruments - Cash flow hedge.” The balance sheet, profit & loss, and comprehensive income balances related to swaps entered into by and between the Bank and its subsidiaries were eliminated during the consolidation process.

Breakdown is as follows:

	12.31.19	12.31.18
Assets
Debit balances linked to foreign currency forwards pending settlement in pesos	2,357,500	591,418
Premiums from put options taken - Prisma Medios de Pago S.A.	685,000	—
Debit balances linked to interest rate swaps	4,536	—

TOTAL	3,047,036	591,418

	12.31.19	12.31.18
Liabilities
Credit balances linked to foregin currency forwards pending settlement in pesos	2,926,561	889,731
Credit balances linked to interest rate swaps	146,386	487,528

TOTAL	3,072,947	1,377,259

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	12.31.19	12.31.18
Foreign Currency Forwards
Foreign currency forward purchases - US$	618,497	620,651
Foreign currency forward purchases - Euros	35	—
Forreign currency forward sales - US$	620,956	760,615
Forreign currency forward sales - Euros	1,804	5,463
Interest rate swaps
Fixed rate for floating rate	1,500,050	3,261,154
Floating rate for fixed rate	92,463	—

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	12.31.19	12.31.18
Amounts receivable for reverse repurchase transactions of government securities and BCRA bills with financial institutions	—	154,753
Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions (1)	—	12,706,363

TOTAL	—	12,861,116

(1)

Related to two repo transactions of Argentine Bonds in US Dollars 2024 carried out with Argentina for an original total of US$ 50,000,000 and US$ 300,000,000, which were settled on March 1, 2019 and August 20, 2019, respectively.

Repurchase transactions

	12.31.19	12.31.18
Amounts payable for repurchase transactions of BCRA bills	—	14,321

TOTAL	—	14,321

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

11.	Other financial assets

The breakdown of other financial assets is as follows:

	12.31.19	12.31.18
Measured at amortized cost
Financial debtors from spot transactions pending settlement	253,523	6,842,344
Non-financial debtors from spot transactions pending settlement	27,779	91,052
Debtors from the sale of the shareholding in Prisma Medios de Pago S.A. (Note 16.1)	1,881,881	—
Other receivables	1,615,768	1,837,527
Other	161,323	552,220

	3,940,274	9,323,143

Measured at fair value through profit or loss
Mutual funds	976,577	408,704

	976,577	408,704

Allowance for loan losses (Note 16 and Exhibit R)	(2,162,652)	(84,321)

TOTAL	2,754,199	9,647,526

Allowance for loan losses in other financial assets:

Changes in allowances for fiscal year 2019 are included in Exhibit R. Below is a breakdown of changes in allowances for the fiscal year 2018:

Changes in Allowances per instrument class	Other financial assets
Balances as of January 1, 2018	68,698
Allowances set up during the year	19,744
Allowances reversed during the year	(2,592)
Allowances used during the year	(1,529)

Balances as of December 31, 2018	84,321

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	12.31.19	12.31.18
Non-financial government sector	458	207
BCRA	17,405	383
Other financial institutions	5,198,021	9,669,330
Overdrafts	14,397,300	11,789,313
Discounted instruments	12,336,236	11,310,587
Unsecured instruments	11,360,539	12,739,330
Instruments purchased	—	264,434
Mortgage loans	14,151,441	10,104,731
Pledge loans	8,657,089	1,650,222
Consumer loans	23,594,950	23,560,930
Credit cards	72,065,842	41,869,188
Loans for the prefinancing and financing of exports	18,296,107	45,088,576
Receivables from finance leases	1,889,792	2,377,747
Loans to personnel	1,714,373	1,203,780
Other financing	22,990,706	14,051,828

	206,670,259	185,680,586

Allowance for loan losses (Exhibit R)	(8,329,232)	(4,258,239)

TOTAL	198,341,027	181,422,347

Allowance for loan and other financing losses:

Changes in allowances for fiscal year 2019 are included in Exhibit R, while changes for 2018 are included below:

Changes in Allowances per instrument class	Loans to the financial sector	Overdrafts	Instruments	Mortgage loans	Pledge loans	Consumer loans	Credit cards	Finance leases	Other	Total
Balances as of January 1, 2018	40,167	79,099	376,589	38,924	106,417	473,853	805,049	34,767	335,565	2,290,430
Allowances set up during the year (1)	71,462	114,125	793,121	60,700	28,370	769,448	1,428,321	23,029	480,345	3,768,921
Allowances reversed during the year	(64,495)	(1,356)	—	—	(6,536)	(64,888)	(109,613)	—	(8,565)	(255,453)
Allowances used during the year	—	(81,721)	(5,036)	(106)	(12,124)	(370,328)	(764,229)	(10,429)	(266,812)	(1,510,785)
Loss of control over subsidiary	38,354	—	—	—	(71,877)	—	—	(140)	(1,211)	(34,874)

Balances as of December 31, 2018	85,488	110,147	1,164,674	99,518	44,250	808,085	1,359,528	47,227	539,322	4,258,239

(1)	It includes exchange rate differences for 328,284 as of December 31, 2018.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Finance leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of the finance leases (leasing) and the current value of the minimum payments to be received thereunder:

	12.31.19		12.31.18
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Up to 1 year	955,198	952,166	977,272	972,981
From 1 to 5 years	940,549	937,626	1,414,800	1,404,766

TOTAL	1,895,747	1,889,792	2,392,072	2,377,747

Principal		1,865,566		2,343,180
Interest accrued		24,226		34,567

TOTAL		1,889,792		2,377,747

Classification of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in said Exhibits with the carrying amounts is shown below:

	12.31.19	12.31.18
Total exhibits B and C	208,472,221	187,080,255
Plus:
BCRA	17,405	383
Loans to personnel	1,714,373	1,203,780
Less:
Allowance for loan losses (Exhibit R)	(8,329,232)	(4,258,239)
Adjustments for effective interest rate	(1,430,671)	(767,474)
Corporate bonds	(97,371)	(123,275)
Loan commitments	(2,005,698)	(1,713,083)

Total loans and other financing	198,341,027	181,422,347

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

As of December 31, 2019 and 2018, the Group holds the following contingent transactions booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.19	12.31.18
Overdrafts and receivables agreed not used	311,353	531,590
Guarantees granted	506,284	578,092
Liabilities related to foreign trade transactions	884,939	141,321
Secured loans	303,122	462,080

	2,005,698	1,713,083

Risks related to the aforementioned contingent transactions are assessed and controlled within the framework of the Group’s credit risks policy.

13.	Other debt securities

13.1 Financial assets measured at amortized cost

	12.31.19	12.31.18
Corporate bonds under credit recovery	83	136

	83	136

Allowance for loan losses - Private securities (Exhibit R)	(83)	(136)

TOTAL	—	—

13.2 Financial assets measured at fair value through OCI

	12.31.19	12.31.18
Government securities	16,031,680	9,815,621
BCRA Liquidity bills	29,076,683	13,815,040
Private securities – Corporate bonds	70,150	113,148

	45,178,513	23,743,809

Allowance for loan losses - Private securities (Exhibit R)	(701)	(1,178)

TOTAL	45,177,812	23,742,631

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Allowance for loan losses in Other debt securities:

Changes in allowances for fiscal year 2019 are included in Exhibit R, while changes for 2018 are included below.

Changes in Allowances per instrument class	Other debt securities
Balances as of January 1, 2018	1,605
Allowances set up during the year	696
Allowances reversed during the year	(987)

Balances as of December 31, 2018	1,314

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of December 31, 2019 and 2018 is included below:

		12.31.19	12.31.18
BCRA - Special guarantee accounts (Note 51)	(1)	2,827,885	1,238,252
Guarantee trust - BCRA bills at fair value through OCI	(2)	—	1,061,766
Guarantee trust - Pesos	(2)	68,340	14,260
Deposits as collateral	(3)	3,027,228	2,372,751
For repo transactions - Government securities at fair value	(4)	—	16,035

TOTAL		5,923,453	4,703,064

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.
(4)	It is releated to repo transactions (Note 10).

15.	Income Tax:

a) Current income tax assets

	12.31.19	12.31.18
Advances	22,726	385

Collections and withholdings	—	—

	22,726	385

b) Current income tax liabilities

	12.31.19	12.31.18
Income tax provision (1)	9,161,161	4,429,343
Advances	(1,078,154)	(738,645)
Collections and withholdings	(12,951)	(14,254)

	8,070,056	3,676,444

(1)

The balance as of December 31, 2019 includes a reduction by 3,239,760 as a result of the declaratory judgment for the tax inflation adjustment, while, as of December 31, 2018 such reduction amounts to 1,021,518.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

c)	Income tax expense

The breakdown and changes in deferred income tax assets and liabilities are disclosed below:

		Changes recognized in			As of 12.31.19
Account	As of 12.31.18	Consolidated statement of income	Consolidated statement of OCI	Acquisition of control over subsidiaries (1)	Deferred tax assets	Deferred tax liabilities	At year end
Allowance for loan losses	1,020,008	920,253	—	—	1,940,261	—	1,940,261
Provisions	493,866	1,574,968	—	—	2,068,834	—	2,068,834
Loans and cards commissions	187,593	(55,117)	—	—	132,476	—	132,476
Organization and other expenses	(398,724)	153,584	—	—	—	(245,140)	(245,140)
Property and equipment and Miscellaneous assets	(1,283,344)	169,549	—	—	—	(1,113,795)	(1,113,795)
Debt securities and Investments in equity instruments	104,929	(2,651,677)	1,436,466	—	—	(1,110,282)	(1,110,282)
Derivatives	11,201	—	—	—	11,201	—	11,201
Tax inflation adjustment	—	4,504,697	—	—	4,504,697	—	4,504,697
Other	782	(75,580)	—	74,439	—	(359)	(359)

Balance	136,311	4,540,677	1,436,466	74,439	8,657,469	(2,469,576)	6,187,893

(1)

Since July 1, 2019, the Entity has included Volkswagen Financial Services Compañía Financiera S.A. and PSA Finance Argentina Compañía Financiera S.A. in the consolidation of its financial statements, as a result of the acquisition of control over such entities (see Note 1).

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Account		Changes recognized in			As of 12.31.18
	As of 12.31.17	Consolidated statement of income	Consolidated statement of OCI	VW Eliminations	Deferred tax assets	Deferred tax liabilities
Allowances for loan losses	561,503	480,263	—	(21,758)	1,020,008	—
Provisions	467,608	28,859	—	(2,601)	493,866	—
Loans and cards commissions	196,436	(8,842)	—	(1)	187,593	—
Organization and other expenses	(215,107)	(183,617)	—	—	—	(398,724)
Property and equipment, and Miscellaneous assets	(1,336,828)	53,694	—	(210)	—	(1,283,344)
Debt securities and Investments in equity instruments	(119,834)	119,718	55,050	49,995	104,929	—
Derivatives	11,201	—	—	—	11,201	—
Other	223	373	—	186	782	—

Balance	(434,798)	490,448	55,050	25,611	1,818,379	(1,682,068)

Breakdown of income tax expense:

	12.31.19	12.31.18
Current tax (1)	9,002,907	4,517,860
Deferred tax (1)	(4,540,677)	(490,448)

	4,462,230	4,027,412

(1)

The difference between the current provision and between the changes in assets and liabilities due to deferred taxes and the income tax expense is attributable to the fact that, as mentioned in Note 1, since July 1, 2019 the Bank has taken control over PSA Finance Argentina Compañía Financiera S.A., and Volkswagen Financial Services Compañía Financiera S.A.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The Group’s effective tax rate for the fiscal year ended December 31, 2019 was 12%, compared to 29%, for the fiscal year ended December 31, 2018.

	12.31.19	12.31.18
Income before income tax	35,813,646	13,732,588

Income tax rate	30%	30%

Tax on taxable income	10,744,094	4,119,776

Permanent differences:
Non-taxable income	(542,410)	(247,180)
Non-income tax deductible expenses	52,973	56,089
Effect of tax rate change	(296,261)	77,628
Prior year excess income tax provision	28,885	(8,697)
Other	(19,354)	29,796
Tax inflation adjustment	(5,505,697)	—

Income tax expense	4,462,230	4,027,412

	12%	29%

Law No. 27468 amended the transition rules set out by Law No. 27430 regarding the application of the inflation adjustment for tax purposes under the Income Tax Law, establishing that such adjustment will be applicable for fiscal years beginning on and after January 1, 2018, provided the changes in the Consumer Price Index (CPI), calculated since the beginning until the end of the fiscal year, are in excess of fifty five per cent (55%) during the first fiscal year, thirty per cent (30%) during the second fiscal year, and fifteen per cent (15%) during the third fiscal year. According to such law, one third of the resulting inflation adjustment, whether gain or loss, shall be recognized during that fiscal year, with the remaining two thirds being computed, in equal parts, over the two immediately following fiscal years.

The Social Solidarity and Productive Revival Law – published in the Official Gazette on December 23, 2019—maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount for the first and second fiscal years beginning on or after January 1, 2019 should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years.

Furthermore, the Social Solidarity and Productive Revival Law provides for the discontinuance of the application of the 25% income tax rate established under Section 86, paragraph d), of Law No. 27430 until fiscal years beginning on and after January 1, 2021. For as long as the application of such rate remains suspended, the income tax rate will amount to 30%.

Accordingly, the application of the 13% income tax rate on dividend distributions has also been discontinued for the same fiscal years. Such rate has been set at 7%.

Considering that, as of the date of these financial statements, the CPI variation exceeded the 30% limit applicable to the second year, the Entity’s management has considered the effects of inflation and has included such estimate in the provision for income tax.

The effect of the deferral of the five sixths of the gain (loss) on net monetary position as of December 31, 2019 has been recognized as a deferred tax asset.

•	Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity approved the filing of actions for declaratory judgment of unconstitutionality of Section 39 of Law 24073, Section 4 of Law 25561, Section 5 of Decree No. 214/02 issued by the Argentine Executive, Law 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law 20628, as amended, is considered not applicable due to the confiscatory effect on the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its Income Tax Returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the Income Tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 while during the fiscal year ended December 31, 2017 the Income Tax adjustment amounted to 1,021,518, and during the fiscal year ended December 31, 2018, it amounted to 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity’s authorities or the Entity’s right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account under liabilities and in “Other operating expenses” in the Statement of Income, pursuant to the accounting standards prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is highly likely for the Entity to obtain a final favorable judgment supporting the idea that this period’s income tax shall be assessed including the tax inflation adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2018, 2017 and 2016.

Therefore, the Entity believes that, pursuant to the requirements of IFRS, and according to IFRIC 23, no liability or provision should be recognized in respect of this uncertain tax position; therefore, accounting for the provision for contingencies required by the BCRA implies a deviation from IFRS, as mentioned in Note 2 to these financial statements.

•	Income tax – Requests for recovery of payments. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated above, on November 19, 2015, the request for recovery of the payments made was filed for periods 2013 and 2014, and the related complaint was filed on September 23, 2016 for both periods, given that no answer to the request was received.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

In turn, on April 4, 2017, a request for recovery of the payments made for the higher amount of tax paid for fiscal year 2015 was filed. Likewise, on December 29, 2017, the related complaint was filed for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims filed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the claims filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1	Investments in equity instruments through profit or loss

	12.31.19	12.31.18
Mercado de Valores de Buenos Aires S.A.	80,375	24,722
BYMA-Bolsas y Mercados Argentinos S.A.	62,859	94,600
Prisma Medios de Pago S.A. (1)	1,885,260	—

TOTAL	2,028,494	119,322

(1)

This balance is related to the amount of 2,252,139 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was recorded as an asset held for sale as of December 31, 2018 pursuant to the divestiture agreement dated November 2017 and within the framework of IFRS 5.

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was made for the benefit AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settled as follows: (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%. Pursuant to the provisions and allowance rules issued by the BCRA, a provision of $ 1,936,341 was recorded as of December 31, 2019.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received.

The other payment conditions have remained unaltered.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

As a consequence of this transaction, a profit of 2,644,937 is recognized in “Other operating income” as of December 31, 2019 (Note 38).

In December 2019, the Bank recorded a right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer as at December 2021. Such equity interest was measured at fair value, based on a report prepared by independent appraisers (see Note 9).

16.2	Investments in equity instruments through other comprehensive income

	12.31.19	12.31.18
Banco Latinoaméricano de Exportaciones S.A.	26,385	9,516
Other	984	700

TOTAL	27,369	10,216

17.	Investments in associates

	12.31.19	12.31.18
Volkswagen Financial Services Compañía Financiera S.A. (1)	—	633,362
PSA Finance Arg. Compañía Financiera S.A. (1)	—	434,494
Rombo Compañía Financiera S.A.	656,616	514,779
BBVA Consolidar Seguros S.A.	256,975	135,148
Interbanking S.A.	54,424	33,864
Other	—	675

TOTAL	968,015	1,752,322

(1)	As from July 1, 2019, the Bank has taken control over the company as mentioned in Notes 1 and 5.1.

18.	Property and equipment

	12.31.19	12.31.18
Real estate	6,385,822	6,820,968
Right of use of leased properties (Notes 5.17 and 29)	1,621,819	—
Furniture and facilities	1,863,642	1,561,128
Machinery and equipment	1,354,411	951,797
Vehicles	26,540	12,704
Constuctions in progress	254,379	469,519

TOTAL	11,506,613	9,816,116

During the fourth quarter of 2019, the Group reclassified real estate in the amount of $461,687 to the line Investment properties (see Exhibit F), following the decision to lease such property to third parties.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Changes in this account for fiscal year 2019 are included in Exhibit F, while changes for 2018 are included below.

Account	Acquisition cost as of 12.31.17		Estimated useful life in years	Additions	Derecognitions		Depreciation				Residual value as of 12.31.18
		Loss of control over subsidiary				Accumulated as of 12.31.17	Derecognition	For the year	Loss of control over subsidiary	Accumulated at year-end
Real estate	7,749,448	—	50	250,073	613,733	497,725	116,350	183,445	—	564,820	6,820,968
Furniture and facilities	1,495,549	(7,692)	10	578,940	20,522	332,144	20,507	175,092	(1,582)	485,147	1,561,128
Machinery and equipment	1,127,040	(4,370)	3—5	668,025	161,084	392,163	161,084	448,527	(1,792)	677,814	951,797
Vehicles	22,020	(3,953)	5	8,118	31	10,806	—	3,937	(1,293)	13,450	12,704
Constructions in progress	350,316	—	—	450,812	331,609	—	—	—	,	—	469,519

Total	10,744,373	(16,015)		1,955,968	1,126,979	1,232,838	297,941	811,001	(4,667)	1,741,231	9,816,116

19.	Intangible assets

	12.31.19	12.31.18
Licenses - Software	589,437	510,912

TOTAL	589,437	510,912

Changes in this account for fiscal year 2019 are included in Exhibit G, while changes for 2018 are included below:

						Amortization
Account	Acquisition cost as of 12.31.17	Loss of control over subsidiary	Estimated useful life in years	Additions	Derecognitions	Accumulated as of 12.31.17	Derecognition	For the year	Loss of control over subsidiary	Accumulated at year-end	Residual value as of 12.31.18
Goodwill	3,476	—	—	—	3,476	—	—	—	—	—	—
Licenses	646,566	(1,548)	5	233,746	63,173	305,595	63,173	62,776	(519)	304,679	510,912

Total	650,042	(1,548)		233,746	66,649	305,595	63,173	62,776	(519)	304,679	510,912

20.	Other non-financial assets

	12.31.19	12.31.18
Investment properties	507,137	66,368
Tax advances	579,702	388,733
Prepayments	1,440,555	1,160,403
Advances to suppliers of goods	170,172	152,848
Other miscellaneous assets	170,865	327,504
Advances to personnel	325,458	8,155
Assets acquired as security for loans (Note 5.9 b)	1,985	2,758
Other	13,422	29,090

TOTAL	3,209,296	2,135,859

Investment properties include real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Changes in Investment properties for fiscal year 2019 are included in Exhibit F, while changes for 2018 are included below:

12.31.18
Balance at the beginning of the fiscal year	102,720
Derecognitions	(33,949)
Depreciation for the year	(2,403)

Balance at year-end	66,368

21.	Non-current assets held for sale

On December 19, 2018, management agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of December 31, 2019 and December 31, 2018, amounts to 59,776, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, management agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Non-current assets held for sale”, in the amount of 433,597 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in such Company was completed on February 1, 2019. As of December 31, 2019, the remaining ownership interest in this company was recorded under “Investments in equity instruments” (Note 16).

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.19	12.31.18
Non-financial government sector	2,938,134	1,544,761
Financial sector	178,421	294,122
Non-financial private sector and residents abroad	290,871,492	257,670,178
Checking accounts	54,000,386	28,574,950
Savings accounts	147,825,400	140,956,173
Time deposits	84,174,403	83,804,407
Investment accounts	77	—
Other	4,871,226	4,334,648

TOTAL	293,988,047	259,509,061

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

23.	Liabilities at fair value through profit or loss

	12.31.19	12.31.18
Obligations from securities transactions	580,802	692,270

TOTAL	580,802	692,270

24.	Other financial liabilities

	12.31.19	12.31.18
Obligations from financing of purchases	16,970,119	13,105,616
Creditors from spot transactions pending settlement	120,419	7,031,105
Collections and other transactions on behalf of third parties	3,201,181	3,374,476
Lease liabilities (Notes 5.17 and 29)	2,516,725	—
Credit balance for spot sales or purchases pending settlement	119,790	—
Interest accrued payable	363,688	89,774
Accrued commissions payable	14,574	5,893
Payment orders pending crediting	1,938,834	1,069,953
Other	3,579,845	3,512,575

TOTAL	28,825,175	28,189,392

25.	Financing received from the BCRA and other financial institutions

	12.31.19	12.31.18
Foreign financial institutions	2,539,186	5,517,517
Local financial institutions	3,592,942	—
BCRA	16,748	10,008

TOTAL	6,148,876	5,527,525

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of December 31, 2019 and December 31, 2018 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Carrying amount as of 12.31.19	Carrying amount as of 12.31.18
Class 20	08.08.2016	292,500	08.08.2019	Badlar Private + 3.23%	Quaterly	—	289,000
Class 22	11.18.2016	181,053	11.18.2019	Badlar Private + 3.50%	Quaterly	—	181,053
Class 23	12.27.2017	553,125	12.27.2019	TM 20 (*) + 3.20%	Quaterly	—	551,125
Class 24	12.27.2017	546,500	12.27.2020	Badlar Private + 4.25%	Quaterly	526,500	541,500
Class 25	11.08.2018	784,334	11.08.2020	UVA + 9.50%	Quaterly	1,294,040	856,473
Class 27	02.28.2019	1,090,000	08.28.2020	Badlar Private + 6.25%	Quaterly	891,000	—
Class 28	12.12.2019	1,967,150	06.12.2020	Badlar Private + 4%	Quaterly	1,967,150	—
Classes 26 - 28 - PSA Finance Argentina	02.01.2018	808,333	06.17.2020	Badlar Private + annual nominal rate / fixed rate	Quaterly /At maturity	623,463	(a	)
Classes 2 - 4 - 5 - 6 - Volkswagen Financial Services	12.07.2018	1,735,042	02.27.2021	Badlar Private + annual nominal rate / UVA + annual nominal rate	Quaterly	1,673,333	(a	)
				Total consolidated principal		6,975,486	2,419,151
				Consolidated interest accrued		345,886	54,539
				Issuance expenses		(2,291)	—

				Total consolidated capital and interest accrued		7,319,081	2,473,690

(a)	The Entity acquired control over subsidiaries on July 1, 2019. See Note 1.

Definitions:

TM20 RATE: is the single arithmetic mean of interest rates for time deposits for twenty million pesos or over, and from thirty to thirty-five days.

BADLAR RATE: is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman
Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6
ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

27.	Provisions

	12.31.19	12.31.18
For reassessment of income tax due to inflation adjustment (Note 15.c)	5,447,078	2,207,318
Provisions for termination plans (Exhibit J)	64,244	62,135
Provisions for reorganization (Exhibit J)	1,976,109	—
For administrative, disciplinary and criminal penalties (Note 56 and Exhibit J)	5,000	5,000
Contingent commitment provision (Exhibits J and R)	925	1,483
Other contingencies	2,349,373	1,344,787
Labor	204,202	169,256
Commercial	1,925,323	1,075,123
Tax	105,595	69,714
Other	114,253	30,694

TOTAL	9,842,729	3,620,723

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions are included in Exhibit J. However, below is a brief description:

•

Reassessment of Income Tax due to the application of the inflation adjustment: it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations. The Bank has answered the BCRA memorandum and evidenced the validity of the recognition timely made and has requested that it be reviewed. Notwithstanding the foregoing, the provision requested by the BCRA was set up.

•

Termination benefit plans: for certain terminated employees, the Bank bears the cost of private health care plans (total or partial) for a certain period after termination. The Bank does not bear any situations requiring medical assistance, but it only makes the related health care plan payments.

•

Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

•

Administrative, disciplinary and criminal penalties: administrative penalties initiated by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the proceedings regarding penalties.

•

Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

•	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman
Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6
ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Provisions	Within 12 months	After 12 months
For reassessment of income tax due to inflation adjustment	—	5,447,078
For termination benefits	36,170	28,074
For reorganization	1,976,109	—
For administrative, disciplinary and criminal penalties	—	5,000
For contingent commitments	925	—
Other	829,328	1,520,045
Labor	43,728	160,474
Commercial	638,511	1,286,812
Tax	32,836	72,759
Other	114,253	—

In the opinion of the Group’s Board of Directors and its legal advisors, there are no other significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

In turn, as of December 31, 2019, 100 contingent claims, including civil, commercial, labor and tax claims, which might potentially result in a loss, were brought against the Bank. All such claims have arisen in the ordinary course of business. These actions are primarily related to leasing claims, petitions to secure evidence, and labor claims. The Group’s management and legal advisors consider that the cases that might involve potential cash disbursements are not material.

28.	Other non-financial liabilities

Breakdown is as follows:

	12.31.19	12.31.18
Short term personnel benefits	4,193,448	2,538,893
Long term personnel benefits	306,486	180,757
Other collections and withholdings	3,075,256	2,015,263
Social security payable	61,435	68,967
Advances collected	2,606,751	1,653,586
Miscellaneous creditors	5,143,666	3,440,930
For contract liabilities	383,757	189,140
Other taxes payable	1,219,002	777,085
Other	78,385	29,395

TOTAL	17,068,186	10,894,016

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

29.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of December 31, 2019:

Rights of use under leases

For changes, see Exhibit F.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	Foreign currency	Local currency	12.31.19
Up to one year	79,975	3,753	83,728
From 1 to 5 years	1,049,064	177,853	1,226,917
More than 5 years	1,187,135	18,945	1,206,080

			2,516,725

Interest and exchange rate difference recognized in profit or loss

Other operating expenses	(260,699)
Interest on lease liabilities (Note 42)
Exchange rate difference	(888,552)
Exchange rate difference for finance lease (loss)
Other Expenses
Rent (Notes 5.17 and 40)	(811,715)

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Common	612,710,079	1	1	612,615	95	612,710

(1)	Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

The Shareholders’ Meeting held on June 13, 2017 approved the increase in share capital up to $ 145,000,000 (nominal value) by issuing 145,000,000 new registered, common shares with a nominal value of $ 1 each, one vote per share. The Board of Directors has been vested with the necessary authority to implement that capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 registered, common shares was approved, with a nominal value of $ 1 each, and a subscription price of USD 5.28 per share and USD 15.85 per each American Depositary Share (ADS), at the spot exchange rate published by the BCRA as of that date ($ 17.0267) for the purposes of paying the shares in pesos. On July 24, 2017, the shares subscribed were paid in.

Pursuant to the terms of the Shares Subscription Agreement, on July 26, 2017, International Underwriters opted to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) at the same issue price. On July 31, 2017, those shares were paid in, using the spot exchange rate stated.

The Entity used the proceeds from the global offer and the exercise of preemptive subscription rights to continue with its growth strategy in the Argentine financial system.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank, which provides that:

•	The merger of “BBVA Francés Valores S.A.”, as merged company, into “Banco BBVA Argentina S.A.”, as merging company, be approved under the terms of the Argentine Companies Law.

•	Banco BBVA Argentina S.A. be authorized to proceed with the public offering of 50,441 common book-entry shares, with a nominal value of $ 1 and entitled to one (1) vote each.

•	The capital stock resulting from the merger amounts to $612,710,079 and is comprised of an equal number of common book-entry shares with a nominal value of $1 and entitled to one (1) vote each.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

As of the date of these consolidated financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Superintendence of Corporations (IGJ).

31.	Interest income

	12.31.19	12.31.18
Interest on government securities	29,600,587	8,633,664
Interest on credit card loans	17,190,634	7,643,360
Interest on instruments	9,102,767	5,492,192
Interest on consumer loans	7,331,192	6,216,299
Acquisition Value Unit (UVA) clause adjustment	9,025,257	3,831,564
Interest on overdrafts	8,519,738	6,057,469
Interest on other loans	4,570,230	3,035,290
Interest on loans to the financial sector	2,095,529	1,975,927
Interest on loans for the prefinancing and financing of exports	2,515,142	1,483,643
Premium on reverse repurchase agreements	1,510,375	555,917
Interest on mortgage loans	1,128,897	760,874
Interest on finance leases	474,753	523,305
Interest on pledge loans	1,274,818	1,118,724
Stabilization Coefficient (CER) clause adjustment	63,743	87,631
Interest on private securities	8,720	33,767
Other financial income	7,001	37

TOTAL	94,419,383	47,449,663

32.	Interest expenses

	12.31.19	12.31.18
Time deposits	31,556,306	14,548,499
Checking accounts deposits	1,904,818	3,750,437
Other liabilities from financial transactions	3,486,601	1,511,674
Acquisition Value Unit (UVA) clause adjustment	1,227,221	1,085,693
Interfinancial loans received	784,444	214,478
Savings accounts deposits	204,255	116,205
Premium on reverse repurchase agreements	2,075	82,730
Other	29,082	10,633

TOTAL	39,194,802	21,320,349

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

33.	Commission income

	12.31.19	12.31.18
Linked to liabilities	9,413,173	6,031,884
Linked to credit cards	5,975,259	4,514,166
Linked to loans	722,090	561,052
Linked to insurance	924,635	708,182
From foreign trade and currency transactions	889,430	488,428
Linked to securities	100,490	125,171
From guarantees granted	1,680	2,358

TOTAL	18,026,757	12,431,241

34.	Commission expenses

	12.31.19	12.31.18
From credit and debit cards	8,606,393	5,202,881
From promotions	62,433	260,077
From payment of wages	1,047,545	413,103
Other digital sales services	503,364	413,835
From foreign trade transactions	302,451	127,557
Linked to transactions with securities	2,468	1,526
Other commission expenses	873,423	508,157

TOTAL	11,398,077	6,927,136

35.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	12.31.19	12.31.18
Income from private securities	2,696,477	110,472
Income from government securities	3,698,425	987,281
Income/(loss) from foreign currency forward transactions	1,229,798	(187,073)
Income from corporate bonds	40,156	33,586
Interest rate swaps	(379,390)	(837,646)
Income from put options taken - Prisma Medios de Pago S.A. (Note 9)	685,000	—
Other	(134)	—

TOTAL	7,970,332	106,620

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

36.	Net (loss) from writing-down assets carried at amortized cost and at fair value through OCI

	12.31.19	12.31.18
Loss from the sale of government securities	(46,540)	(120,545)
Loss from the sale of private securities	(924)	(855)

TOTAL	(47,464)	(121,400)

37.	Foreign exchange and gold gains (losses)

	12.31.19	12.31.18
Conversion of foreign currency assets and liabilities into pesos	(159,888)	1,151,806
Income from purchase-sale of foreign currency	8,719,872	4,154,903

TOTAL	8,559,984	5,306,709

38.	Other operating income

	12.31.19	12.31.18
Rental of safe deposit boxes	579,531	437,390
Adjustments and interest on miscellaneous receivables	1,047,683	442,130
Punitive interest	176,972	80,113
Loans recovered	538,273	295,652
Allowances reversed	62,102	270,114
Income from the sale of non-current assets held for sale (Note 16)	2,644,937	—
Income tax - Tax inflation adjustment - Fiscal years 2017 and 2018 (Note 15.c)	3,239,760	1,021,518
Commissions from credit and debit cards	595,407	431,320
Other operating income	1,071,972	1,175,706

TOTAL	9,956,637	4,153,943

39.	Personnel benefits

	12.31.19	12.31.18
Salaries	8,054,044	5,094,052
Social security charges	2,364,952	1,503,087
Personnel compensation and bonuses	427,060	760,289
Personnel services	305,958	189,690
Other short-term personnel benefits	2,463,481	1,357,130
Termination benefits (Exhibit J)	3,016	13,961
Other long-term benefits	114,448	42,965

TOTAL	13,732,959	8,961,174

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

40.	Administrative expenses

	12.31.19	12.31.18
Travel expenses	138,785	89,440
Administrative expenses	1,074,047	533,236
Security services	397,500	293,815
Fees to Bank Directors and Supervisory Committee	13,146	16,886
Other fees	583,730	307,871
Insurance	117,546	71,035
Rent (Note 29)	811,715	780,444
Stationery and supplies	60,644	36,421
Electricity and communications	589,211	329,002
Advertising	518,562	391,954
Taxes	2,675,202	1,661,915
Maintenance costs	1,236,477	760,668
Armored transportation services	2,176,302	1,067,470
Other administrative expenses	1,285,226	836,914

TOTAL	11,678,093	7,177,071

41.	Depreciation and amortization

	12.31.19	12.31.18
Depreciation of property and equipment (Exhibit F and Note 18 )	1,291,566	811,001
Amortization of intangible assets (Exhibit G and Note 19 )	293,374	62,776
Amortization of right of use of leased properties (Note 29)	404,262	—
Depreciation of other assets	9,408	2,594

TOTAL	1,998,610	876,371

42.	Other operating expenses

	12.31.19	12.31.18
Turnover tax	6,564,738	4,151,000
Initial loss of loans granted at below market rate	1,200,276	640,723
Other allowances (Exhibit J)	5,201,443	1,629,116
Reorganization charges (Exhibit J)	2,293,763	—
Contributions to the Deposits Guarantee Fund (Note 50)	493,833	326,636
Interest on lease liabilities (Note 29)	260,699	—
Claims	132,318	158,111
Other operating expenses	1,165,157	745,978

TOTAL	17,312,227	7,651,564

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

43.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value
Financial assets
Debt securities at fair value through profit or loss	4,129,970	4,129,970	—	4,129,970	—
Derivative instruments	3,047,036	3,047,036	—	2,362,036	685,000
Other financial assets	976,577	976,577	976,577	—	—
Other debt securities	45,177,812	45,177,812	1,225,033	43,952,779	—
Financial assets pledged as collateral	34,200	34,200	34,200	—	—
Investments in equity instruments	2,055,863	2,055,863	143,235	27,368	1,885,260
Financial liabilities
Liabilities at fair value through profit or loss	580,802	580,802	580,802	—	—
Derivative instruments	3,072,947	3,072,947	—	3,072,947	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Debt securities at fair value through profit or loss	7,508,099	7,508,099	54,011	7,454,088	—
Derivative instruments	591,418	591,418	—	591,418	—
Other financial assets	408,704	408,704	408,704	—	—
Other debt securities	23,742,495	23,742,495	100,166	23,642,329	—
Financial assets pledged as collateral	1,077,801	1,077,801	—	1,077,801	—
Investments in equity instruments	129,538	129,538	119,322	10,216	—
Financial liabilities
Liabilities at fair value through profit or loss	692,270	692,270	162,696	529,574	—
Derivative instruments	1,377,259	1,377,259	—	1,377,259	—

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman
Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6
ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•

Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills, together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which include futures and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)    Transfers between hierarchy levels

b.1) Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	12.31.19	12.31.18
Argentine Bond in Pesos due 2038	—	1,615

The transfer is due to the fact that the bond was not listed on the market the number of days necessary to be considered Level 1. No transfers from Level 1 to Level 2 have occurred as of December 31, 2019.

b.2) Transfers from Level 2 to Level 1

No transfers from Level 2 to Level 1 have occurred as of December 31, 2019 and 2018.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require market observable input data: the last quoted market price (Mercado Abierto Electrónico – MAE), the terms of the bond issue as detailed in the respective offering memorandum or, in the particular case of bonds adjustable for the BADLAR rate published at the BCRA’s web site, the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA).

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists in considering reference market prices (MAE).

For Argentine Treasury Bonds, prices are captured from MAE. If bonds have not traded for the last 10 business days, a theoretical valuation is made, discounting cash flows using the pertinent discount curve.

Argentine Treasury Bills which have not traded for the last 10 business days are measured by reference to their cash flows discounted using the respective yield curve, based on the currency in which the bills were issued. In particular, US-dollar linked Treasury Bills (Lelinks) are measured using the yield curve in pesos.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

Finally, corporate bonds and sub-sovereign bonds were measured at their market prices prevailing on the last 10 business days in MAE, where available. In the absence of market prices, these securities were assigned a theoretical value, based on the last market price available, plus accrued interest.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the rate curve resulting from the implicit yield of ROFEX futures.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was calculated on the basis of independent appraisers’ valuations, who relied on a future discounted cash flow method embracing a combined income and market approach, net of the valuation adjustment required by the BCRA in Memorandum No. 7/2019 (Note 5.18).

Premiums on Put Options

The Group has classified the put option taken in respect of its equity interest in Prisma Medios de Pago S.A. as Level 3, since the fair value of such put option was based on a valuation report prepared by independent appraisers. The income (loss) from the asset measured at fair value on the basis of non-observable input data is booked under Net income / (loss) from financial instruments carried at fair value through profit or loss.

These instruments were measured using a valuation technique based on the binomial option pricing model. This model involves creating a comparable portfolio under the same conditions as the put, considering several scenarios. The pricing model factors in the Company’s projected cash flows and financial indebtedness as of year-end (34 months subsequent to the contract closing date). Expected cash flows are discounted using the Weighted Average Cost of Capital (WACC) discount rate.

Some of the most relevant observable input data used in the pricing model include:

•	Notional exercise price (estimated at US$ 6.47 million)

•	Discount rate (estimated at 12.64%)

•	Bullish and bearish scenarios (calculated based on monthly volatility ranging from 0.89 to 1.13)

•	Neutral bullish and bearish probabilities (49.06% and 50.94%, respectively).

•	Monthly volatility (sensibility to volatility ranging from 10%, 12.2%, 15% and 20%)

•	Expected cash flows and financial indebtedness, based on Cash and Banks and Short-term investments, and financial indebtedness projected as of the option exercise date.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Any potential substantial change in any of the aforementioned non-observable input data may increase or decrease the put option estimated fair value.

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and ending balances of Level 3 fair values:

12.31.19
Balance at the beginning of the fiscal year	—
Investments in equity instruments – Prisma Medios de Pago S.A.	1,885,260
Derivatives - Written put options - Prima Medios de Pago S.A.	685.000

Balance at year-end	2.570.260

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

•	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair Value	Level 2 Fair Value
Financial assets
Cash and deposits in banks	156,259,910	(1)	—	—
Other financial assets	1,777,622	(1)	—	—
Loans and other financing
Non-financial government sector	458	(1)	—	—
Argentine Central Bank (BCRA)	17,405	(1)	—	—
Other financial institutions	5,160,847	4,281,092	—	4,281,092
Non-financial private sector and residents abroad	193,162,317	188,880,593	—	188,880,593
Financial assets pledged as collateral	5,889,253	(1)	—	—
Financial liabilities
Deposits	293,988,047	292,145,753	—	292,145,753
Other financial liabilities	28,825,175	(1)	—	—
Financing received from the BCRA and other financial	6,148,876	6,116,044		6,116,044
institutions			—
Corporate bonds issued	7,319,081	7,264,514	—	7,264,514

(1)	The group does not report the fair value as it considers it to be similar to its accounting value.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair Value	Level 2 Fair Value
Financial assets
Cash and deposits in banks	99,105,461	(1)	—	—
Repo transactions	12,861,116	(1)	—	—
Other financial assets	9,238,822	(1)	—	—
Loans and other financing
Non-financial government sector	207	(1)	—	—
Argentine Central Bank (BCRA)	383	(1)	—	—
Other financial institutions	9,583,842	9,492,614	—	9,492,614
Non-financial private sector and residents abroad	171,837,915	167,308,597	—	167,308,597
Other debt securities	136	(1)	—	—
Financial assets pledged as collateral	3,625,263	(1)	—	—
Financial liabilities
Deposits	259,509,061	256,910,027	—	256,910,027
Repo transactions	14,321	(1)	—	—
Other financial liabilities	28,189,392	(1)	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	5,527,525	(1)	—	—
Corporate bonds issued	2,473,690	2,412,051	—	2,412,051

(1)	The Group does not report the fair value as it considers it to be similar to its accounting value.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

44.	Segment reporting

Basis for segmentation

As of December 31, 2019 and December 31, 2018, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker.

The following table shows relevant information on loans and deposits by business line as of December 31, 2019 and 2018:

Group (banking activity) (1)	Total as of 12.31.19	Total as of 12.31.18
Loans and other financing	198,341,027	181,422,347
Corporate banking	38,641,690	52,196,585
Small and medium-sized enterprises	45,525,711	52,384,419
Retail	114,173,626	76,841,343
Other assets	241,891,999	173,191,856

TOTAL ASSETS	440,233,026	354,614,203

Deposits	293,988,047	259,509,061
Corporate banking	24,526,990	29,668,066
Small and medium companies	68,158,704	49,240,049
Retail	201,302,353	180,600,946
Other liabilities	80,927,852	56,523,365

TOTAL LIABILITIES	374,915,899	316,032,426

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The following tables present information regarding business segments:

Group (banking activity) (1)	Total as of 12.31.19	Total as of 12.31.18
Net interest income	55,224,581	26,129,314
Net commission income	6,628,680	5,504,105
Income from financial assets at fair value through profit or loss	7,970,332	106,620
Income from write-down of assets at amortized cost and at fair value through OCI	(47,464)	(121,400)
Foreign exchange and gold gains (losses)	8,559,984	5,306,709
Other operating income	9,956,637	4,153,943

TOTAL OPERATING INCOME BEFORE FINANCIAL ASSETS IMPAIRMENT LOSS	88,292,750	41,079,291

Loan loss allowances	(8,394,454)	(3,461,077)

SUBTOTAL	79,898,296	37,618,214

Operating income/(loss)	(44,721,889)	(24,666,180)
Income from associates and joint ventures	637,239	780,554

Income before income tax	35,813,646	13,732,588

Income tax	(4,462,230)	(4,027,412)

Net income for the year	31,351,416	9,705,176

Net income for the year attributable to:
Owners of the Parent	31,008,200	9,613,687
Non-controlling interests	343,216	91,489

(1)

It includes BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

45.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

Name	Registered Office (country)	Ownership interest as of
		12.31.19	12.31.18
BBVA Francés Valores S.A.	Argentina	(1)	96.9953%
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
PSA Finance Argentina Compañía Financiera S.A.	Argentina	50.0000%	(2)
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	(2)
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	95.0000%

(1)	Effective since October 1, 2019, BBVA Francés Valores S.A. was merged into the Bank. See Note 30.
(2)	Since July 1, 2019, the Entity has included these companies in the consolidation of its financial statements, as a result of the acquisition of control over them referred to in Notes 1 and 5.1.

46.	Related parties

a)	Parent

The Bank’s parent is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

b.1) Remuneration of key management personnel

The Group’s key management personnel received the following compensations:

	12.31.19	12.31.18
Fees	11,972	15,133

Total	11,972	15,133

b.2) Profit or loss from transactions and balances with key management personnel

Parent	Balances as of		Profit or loss generated by transactions
	12.31.19	12.31.18	12.31.19	12.31.18
Loans
Credit cards	4,618	2,907	895	810
Overdrafts	4	19	—	8
Mortgage loans	1,258	1,316	228	238
Deposits	18,461	30,315	982	133

Loans are granted on an arm’s length basis. As of December 31, 2019 and 2018, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

b.3) Profit or loss and balances with related parties (except key Management personnel)

Parent	Balances as of		Profit or loss generated by transactions
	12.31.19	12.31.18	12.31.19	12.31.18
Cash and deposits in banks	456,433	259,503	—	—
Derivative instruments (Assets) (1)	651,110	23,177	—	—
Financial assets pledged as collateral (2)	540,612	—	—	—
Other financial assets (2)	—	310,034	—	—
Liabilities at fair value through profit or loss (2)	—	315,396	—	—
Other non-financial liabilities	352,838	51,296	243,323	92,057
Derivative instruments (Liabilities) (1)	1,200,403	51,198	62,059	82,523
Off-balance sheet
Securities in custody	56,893,378	56,994,610	—	—
Derivative instruments	11,215,700	5,172,413	—	—
Sureties granted	706,792	593,593	1,963	1,795
Guarantees received	28,362	717,641	—	—

(1)	Income/(loss) from derivative instruments (assets) is included in derivative instruments (liabilities).
(2)	These transactions do not generate income.

Subsidiaries	Balances as of		Profit or loss generated by transactions
	12.31.19	12.31.18	12.31.19	12.31.18
Loans and other financing	2,071,024	2,809	821,171	896,698
Other financial assets	177	379	—	192
Deposits	48,184	254,431	90,368	22,299
Other non-financial liabilities	1,211	—	1,777	—
Financing received	175,431	—	19,003	2,350
Derivative instruments (Liabilities)	—	—	2,341	—
Other operating income	—	—	5,562	4,034
Administrative expenses	—	—	—	4,140
Off-balance sheet
Securities in custody	976,600	432,968	—	—
Sureties granted	281	281	—	—

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Associates	Balances as of		Profit or loss generated by transactions
	12.31.19	12.31.18	12.31.19	12.31.18
Cash and deposits in banks	294	70	—	—
Loans and other financing	1,782,989	5,723,637	1,634,227	1,378,771
Debt securities at fair value through profit or loss	16,782	50,398	40,064	33,506
Other financial assets	—	161,622	—	—
Deposits	374,429	149,338	6,689	29,621
Liabilities at fair value through profit or loss	—	223,833	—	—
Other financial liabilities	—	37,390	—	—
Other non-financial liabilities	—	—	1,794	3,555
Financing received	200,438	—	8,547	5,357
Derivative instruments (Liabilities)	138,245	381,998	341,610	624,476
Corporate bonds issued	155,941	115,263	42,117	33,176
Other operating income	—	—	37,126	15,036
Off-balance sheet
Interest rate swaps	1,333,350	2,364,460	—	—
Securities in custody	1,259,819	506,076	1,519	396
Guarantees received	—	284	—	—
Sureties granted	18,284	23,864	471	237

On July 1, 2019, the Entity consolidated with PSA Finance Argentina Compañía Financiera S.A., and Volkswagen Financial Services Compañía Financiera S.A. as a result of the acquisition of control mentioned in Note 1. Accordingly, such entities have been considered as “Subsidiaries” since such date. Until June 30, 2019, they were disclosed as “Associates”.

Transactions have been agreed upon on an arm’s length basis. As of December 31, 2019 and 2018, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47. Financial instruments risks

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The purpose of the organization is based on assuming a prudential level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.

The General Risks Policy of BBVA Argentina expresses the levels and types of risk the Entity is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

To achieve its goals, BBVA Argentina uses a management model with two guiding principles for the decision-making process:

•	Prudential analysis: Materialized in relation to the management of the various risks acknowledged by the Entity.

•	Anticipation: it makes reference to the capacity of making decisions foreseeing relevant changes in the environment, the competition and customers, having effects on a medium-term.

This process is adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the Entity’s risk profile and the market.

Along this line, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These organizations periodically review credit, financial and operational risks which may potentially affect the success of BBVA Argentina’s activities, as well as with a special emphasis on strategic, reputation and concentration risks.

Structure and organization

The Entity has a formal organizational structure in place, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances from lower to higher levels, up to the highest decision-making bodies. Below are the areas in each structure and a list of their functions:

•	Risk Management

•	Committees

•	Control and Reporting Units

•	Cross-Control Areas

Risk Management

This is an area that is independent from business units. It is in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit (retail and wholesale), financial and non-financial risk management, by following-up and controlling their proper application and by proposing the actions necessary to keep the quality of risks within the defined goals. Some of its main functions are to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

•	Active management throughout the risk lifetime.

•	Clear processes and procedures.

•	Integrated management of all risks through identification and quantification.

•	Generation, implementation and dissemination of advanced decision-making support tools.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Committees:

Committees are responsible for risk management. This implies knowledge, assessment, weighting and potential mitigation. BBVA Argentina has an agile and proper structure of committees for the management of the various risks.

Control and Reporting Units:

Control and monitoring areas are in charge of giving cohesion to credit risk management, and ensure that management of the rest of risks that are critical to the Entity is in accordance with the established standards.

The main responsibilities of Internal Risks Control are: ensuring there is a proper internal regulatory framework; a process and measures defined for each type of risks; controlling its application and operation; and ensuring an assessment of the existence of a control environment and its proper implementation and operation.

The area has a Model Validation team to ensure that BBVA Argentina’s internal risk statistical models are adequate for use, tasked with issuing a grounded and updated opinion on proper use of such models.

Reporting is in charge of the control procedures for risk rating and credit limit requirements, provisioning, determining the risk quota for each segment of economic activity and type of financing, assessing and following-up fundamental metrics setting forth, in quantitative terms, the principles and general risk profile in the statement of Risk Appetite. In addition, it is in charge of generating reports to support Risk Management’s decisions in compliance with internal and control organizations’ credit policies, reviewing processes and proposing alternatives.

Cross-Control Areas

The Entity also has cross-control areas for business and support units, such as: Internal Audit, Regulatory Compliance and Internal Control.

Risk Appetite

Risk Appetite is a key element in financial institutions’ management, providing a comprehensive framework for the Entity to determine the risks and level of risks it is willing to take to reach its business goals, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs or other metrics.

Risk Appetite is expressed through a Statement containing the general principles for the Bank’s strategy and quantitative metrics.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Stress Testing

In compliance with the provisions on “guidelines for risk management in Financial Institutions” set forth by the Argentine Central Bank, the Entity has developed a stress test program, within the Entity’s general risk management.

Stress test means the evaluation of the Entity’s financial position under an adverse but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.

Credit Risk

The Bank defines credit risk as the possibility to sustain losses as a result of a debtor’s or counterparty’s noncompliance with the contractual obligations assumed.

Credit risk is present in on and off-balance sheet transactions, as well as liquidation risk, that is to say, when a financial transaction cannot be completed or settled as agreed. Credit risk losses arise from a debtor’s or counterparty’s noncompliance with its obligations. Also, it takes into consideration several types of risks, such as country risk, and counterparty credit risk.

BBVA Argentina defines country risk as the risk of sustaining losses generated in investments and loans to individuals, companies and governments due to the incidence of economic, political and social events occurring in a foreign country.

Strategy and processes

BBVA Argentina develops the credit risk strategy defining the goals that will guide its granting activities, the policies to be adopted and the necessary practices and procedures to carry out those activities.

Additionally, Risk Management annually develops, together with the rest of the Group’s management departments, a budget process, including the main variables of credit risk:

•	Expected growth per portfolio and product.

•	Changes in the default ratio.

•	Changes in write-off portfolios.

Thus, the expected standard credit risk values for a term of one year are set. Afterwards, the real values obtained are compared with that budget, to assess both the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Bank’s placement strategy, which are used to follow up credit portfolios. In the event of deviations from the limits set, these are analyzed by the Risk Follow-Up Committees to take the necessary measures.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Admission

BBVA Argentina has credit risk admission policies in place, whereby the criteria for obtaining quality assets, establishing risk tolerance levels and aligning credit activities with the strategy of BBVA Argentina are defined.

Follow-up

The Bank establishes certain follow-up procedures based on the banking area involved, as the admission stage is not the end of the process. Follow-up is as important as decision-making, since risk is dynamic and customers rely on themselves and the environment.

The main follow-up procedures carried out for the various Banking areas are:

•

Follow-up on the limit granted: Since customer profiles vary over time, the limits of products hired are periodically reviewed for the purpose of broadening, reducing or suspending the limit assigned, based on the risk situation.

•

Maintenance of proactive limits: Customers’ characteristics, and therefore the characteristics of the data originating certain limits, vary over time. Therefore, there is periodical maintenance of the proactive limits, taking into consideration the changes in a customer’s situation (position of assets and liabilities, and relationship). Likewise, there is a periodic follow-up on the changes in proactive limits for the purpose of controlling and ensuring the risk assigned is in accordance with the desired risk levels.

•

Follow-up on rating tools: Rating tools are a reflection of the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to soften or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

•

Portfolio analysis: The portfolio analysis consists of a follow-up process and study of the complete cycle of the risk of portfolios for the purpose of analyzing the status of the portfolio, identifying potential paths towards improvements in management, and forecasting future behavior.

Additionally, the following functions shall be carried out:

•	Follow-up on specific customers.

•	Follow-up on products.

•	Follow-up on units (branches, areas, channels).

•	Other follow-up actions (samples, control of admission process and risk management, campaigns).

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The priority in credit risk follow-up processes is focused mainly on problematic or potentially problematic customers, for preventive purposes. The remaining aspects, the follow-up on products, units and other follow-up actions are supplementary to the specific follow-up on customers.

Recovery

BBVA Argentina has Recovery areas which are part of its Retail and Wholesale Risk divisions. The role of these areas is mitigating the severity of credit portfolios, of both the Bank and companies related to the Entity, as well as contributing to the Bank’s results, directly through collections of Write-Off portfolios and indirectly through collections of active portfolios, which imply a reduction in allowances.

Scope and nature of information and/or risk measurement systems

BBVA Argentina has several tools that are used in credit risk management for effective risk control and process facilitation.

Additional information on the credit quality of assets

Exposure to credit risk

The maximum amount of credit risk of the Group’s financial assets is reported below:

Detail	12.31.19	12.31.18
Cash and deposits in banks (Note 7)	156,259,910	99,105,461
Debt securities at fair value through profit or loss (Note 8)	4,129,970	7,508,099
Derivative instruments (Note 9)	3,047,036	591,418
Repo transactions (Note 10)	—	12,861,116
Other financial assets (Note 11)	2,754,199	9,647,526
Loans and other financing (Note 12)	206,670,259	185,680,586
Other debt securities (Note 13)	45,177,812	23,742,631
Financial assets pledged as collateral (Note 49)	5,923,453	4,703,064

Off-balance sheet (Note 12)
Advances and loans agreed not used	311,353	531,590
Guarantees granted	506,284	578,092
Liabilities from foreign trade transactions	884,939	141,321
Secured loans	303,122	462,080

Definitions of positions due and impaired for accounting purposes and for the determination of allowances for loan losses

BBVA Argentina considers a customer’s positions overdue upon failing to make one of the payments and while they remained unpaid. Furthermore, pursuant to the provisions of the Classification of Debtors (Liquidity and Solvency), a customer’s positions are considered impaired:

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

•	As from ninety days of arrears in case of consumer or consumer-like portfolios.

•	When the customer is unable to repay, in case of commercial portfolios. This arises from a series of objective and subjective guidelines, such as:

•	The financial position.

•	Cash flows.

•	Level of compliance at maturity.

•	The quality of management.

•	The quality of the internal control system and fluidity and consistency of information.

•	The sector of the economy and competitive position within its industry.

Likewise, there are other supplementary criteria giving rise to impaired positions for both portfolios:

•	Pending legal proceedings.

•	Compliance with re-financing arrangements.

•	When the customer is subject to a mandatory reclassification process.

For the purposes of the accounting determination of allowances for loan losses, the Bank makes a distinction between both positions, which allows for proper management of credit risk allowances, and is a key tool to preserve the Entity’s solvency.

Description of the approaches used to set up specific and general allowances

The BCRA establishes minimum percentages to assess allowances for loan losses, based on customers’ classification. In this regard, the regulations on “Minimum Allowances” (Communication “A” 2950, as amended, issued by the BCRA) provide that allowances may be set up above minimum allowances for each category, without reclassification of the debtor to the subsequent category in consumer and consumer-like portfolios.

Refinanced positions

Refinanced customers are those eligible for any kind of transactions, where changes in the term and/or amount of the initial contract occur as a result of payment difficulties.

Credit risk hedging

Risk hedging and/or mitigation policy

Although risk hedges and/or mitigation with additional guarantees are an important factor when granting loans, the main factor to decide is if the customer has sufficient generation of resources to pay for the obligations agreed.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The beneficiary’s repayment capacity by generating sufficient resources is above any other consideration. Thus, the decision of risks is based on the borrower’s payment capacity to timely and duly comply with all the financial obligations assumed, based on income from the customer’s customary business or income source, without relying on sureties, guarantors or assets pledged as collateral.

In addition to the policies and follow-ups, BBVA Argentina uses collateral, comfort letters and covenants as risk mitigating tools.

Collateral

Upon assessing collateral, BBVA Argentina carefully analyzes if it is appropriate. Along this line, the milestones to update the value of collateral apply under prudential principles.

Regarding the types of collateral managed by BBVA Argentina, the following stand out:

•	Guarantees: It includes sureties or unsecured instruments.

•	Joint and several guarantee: Upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

•	Joint guarantee: In this case the guarantors and debtholders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

•	Security interest: It includes guarantees based on tangible assets, which are classified as follows:

•

Mortgages: A mortgage does not change the debtor’s unlimited liability, who remains fully liable. They are documented pursuant to the Bank’s internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.

•

Pledges: This includes chattel mortgages of motor vehicles or machinery, as well as liens on Time deposits and Mutual Funds. To be accepted, they shall be effective upon realization accordingly, they are properly documented and shall be approved by the Legal Services area. Finally, the Bank hedges against the variation in the value of the pledge.

Loan commitments

To meet the specific financial needs of customers, the Group’s credit policy also includes, among others, granting collateral, surety, warranties, letters of credit and secured loans (recorded in debit accounts pursuant to accounting standards of the BCRA). Although these transactions are not recognized in the Consolidated Statement of Financial Position because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Group’s total risk.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

As of December 31, 2019 and 2018, the Group holds the following contingent transactions:

	12.31.19	12.31.18
Overdrafts and receivables agreed not used	311,353	531,590
Guarantees granted	506,284	578,092
Liabilities related to foreign trade transactions	884,939	141,321
Secured loans	303,122	462,080

	2,005,698	1,713,083

Hedging based on netting of on and off-balance sheet transactions

The Entity, within the limits defined by regulations regarding netting, negotiates with its customers the execution of master agreements (for instance, ISDA or CMOF) for the derivatives business, including the netting of off-balance sheet transactions.

The wording of each agreement determines in each case the transaction subject to netting. The reduction in the exposure of counterparty risk arising from the use of mitigation techniques (netting plus use of collateral agreements) implies a decrease in total exposure (current market value plus potential risk).

Main types of guarantors and counterparties of credit derivatives

The Bank defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Argentina accepts financial institutions (local or foreign), public entities, stock exchange companies, resident and non-resident companies, including insurance companies.

Concentration of the market or credit risk through the instruments used to mitigate credit risk

The Entity classifies the collateral received pursuant to the regulations in force of the BCRA into:

•	Preferred Collateral “A”

•	Preferred Collateral “B”

•	Other collateral (not included in the sections above)

Collateral received for loans are reported in Exhibit “B” to these consolidated financial statements.

Financial Risks

The Financial Risk Management of the Risk Management area applies the criteria, policies and procedures defined by the Board of Directors within the management of that risk, with follow-up and control on its proper application, and proposing the necessary actions to maintain the quality of risk within the defined risk appetite.

The financial risks management model of BBVA Argentina consists of the Market Risk, Structural Risk and Economic Capital Areas, which are coordinated for risks control and follow-up.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

The organization of financial risks is completed with a scheme of committees, in which it participates, created for the purpose of having an agile management process integrated into the treatment of the various risks.

Among others:

•	Assets and liabilities committee (ALCO)

•	Risk Management Committee (RMC)

•	Financial Risks Committee (FRC)

BBVA Argentina has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

Market Risk

BBVA Argentina considers market risk as the likelihood of losses of value of the trading portfolio as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Entity is exposed to are as follows:

•	Interest rate risk: From exposure to changes in the various interest rate curves.

•	Foreign exchange risk: From changes in the various foreign exchange rates. All positions in a currency other than the financial statements currency create foreign exchange risk.

The main market risk metric is VaR (“Value at Risk”), a parameter to estimate the maximum loss expected for the trading portfolio positions with a 99% confidence level and a time horizon of 1 day.

Current management structure and procedures in force include follow-up on a limit and alert arrangement in terms of VaR, economic capital, stress and stop loss.

The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.

The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and action procedures based on the exceeded threshold.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The market risk measurement perimeter is the trading book managed by the Global Markets unit. The trading book mainly consists of:

Argentine Government Securities.

Argentine Central Bank Bills.

Provincial debt securities.

Corporate Bonds.

Foreign exchange spot.

Derivatives (Exchange rate Futures and Forwards).

The following tables show the changes in total VaR and VaR per risk factors.

VaR (in millions of pesos)

	12.31.19	12.31.18
Average	81.60	22.86
Minimum	11.55	4.97
Maximum	273.42	97.37
Year-end	43.57	49.36

VaR per risk factors – (in millions of pesos)

VaR interest rate	12.31.19	12.31.18
Average	71.97	19.00
Minimum	8.26	3.13
Maximum	234.32	93.76
Year-end	43.99	49.90

VaR foreign exchange rate	12.31.19	12.31.18
Average	25.85	9.64
Minimum	0.85	0.28
Maximum	155.02	37.98
Year-end	3.92	2.65

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Currency risk

The position in foreign currency is shown below:

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

ACCOUNTS	TOTAL AS OF 12.31.19	AS OF 12.31.19 (per currency)				TOTAL AS OF 12.31.18

		Dollar	Euro	Real	Other
ASSETS
Cash and deposits in banks	87,682,802	84,697,740	2,717,935	4,811	262,316	52,490,186
Debt securities at fair value through profit or loss	166	166	—	—	—	6,968
Repo transactions	—	—	—	—	—	12,706,363
Other financial assets	268,963	261,130	7,833	—	—	657,511
Loans and other financing	34,300,359	34,033,214	267,145	—	—	60,635,907
Non-financial government sector	140	140	—	—	—	—
Other financial institutions	489,797	489,797	—	—	—	248,932
Non-financial private sector and residents abroad	33,810,422	33,543,277	267,145	—	—	60,386,975
Other debt securities	7,413,880	7,413,880	—	—	—	2,279,172
Financial assets pledged as collateral	2,273,835	2,273,835	—	—	—	2,303,947
Investments in equity instruments	27,138	27,138	—	—	—	9,991

TOTAL ASSETS	131,967,143	128,707,103	2,992,913	4,811	262,316	131,090,045

LIABILITIES
Deposits	117,231,027	115,106,328	2,124,699	—	—	114,494,962
Non-financial government sector	1,456,853	1,456,324	529	—	—	390,264
Financial sector	41,541	41,065	476	—	—	99,865
Non-financial private sector and residents abroad	115,732,633	113,608,939	2,123,694	—	—	114,004,833
Liabilities at fair value through profit or loss	449,618	449,618	—	—	—	34,797
Other financial liabilities	7,687,505	7,347,985	302,162	—	37,358	5,323,354
Financing received from the BCRA and other financial institutions	3,050,563	2,787,387	263,176	—	—	5,400,682
Other non-financial liabilities	1,242,338	1,168,254	74,084	—	—	946,530

TOTAL LIABILITIES	129,661,051	126,859,572	2,764,121	—	37,358	126,200,325

The notional amounts of the foreign currency forward and forward transactions are reported below:

	12.31.19	12.31.18
Foreign currency forwards
Foreign currency forward purchases - US$	618,497	620,651
Foreign currency forward purchases - Euros	35	—
Foreign currency forward sales - US$	620,956	760,615
Foreign currency forward sales - Euros	1,804	5,463

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Interest rate risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Argentina.

The process to manage this risk has a limit and alert structure to keep the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

•

Margin at Risk (MaR): It quantifies the maximum loss which may be recorded in the financial margin projected over 12 months under the worst-case scenario of rate curves for a certain level of confidence.

•	Economic Capital (EC): It quantifies the maximum loss which may be recorded in the Entity’s economic value under the worst-case scenario of rate curves for a certain level of confidence.

The Bank additionally carries out an analysis of sensitivity of the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the progress of the sensitivity of the economic value (SEV), given a variation of +100 basis points in relation to the Core Capital:

SEV +100 bps

	12.31.19	12.31.18
Year-end	0.32%	1.43%
Minimum	0.04%	1.01%
Maximum	1.64%	2.05%
Average	0.77%	1.61%

The following table shows the progress of the sensitivity of the financial margin (SFM), given a variation of -100 basis points in relation to the 12-month projected margin:

SFM -100 bps

	12.31.19	12.31.18
Year-end	0.82%	2.14%
Minimum	0.58%	1.98%
Maximum	2.20%	2.73%
Average	1.48%	2.26%

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Liquidity and financing risk

Liquidity risk is defined as the possibility that the Entity may not efficiently meet its payment obligations, without incurring significant losses that may affect its daily operations or its financial position.

The short-term purpose of the liquidity and financing risk management process at BBVA Argentina is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the Entity’s reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors. In the medium and long term, such process is aimed at watching for the suitability of the financial structure of the Bank and its changes, according to the economic situation, the markets, and the regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

LtSCD (Loan to Stable Customers Deposits): It measures the relationship between the net credit investment and the customers’ stable resources and is set forth as the key metric of risk appetite. The goal is to preserve a stable financing structure in the medium and long term.

LCR (Liquidity Coverage Ratio): It measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Argentina, as established in the regulations issued by the BCRA, “A” 5693, calculates the liquidity coverage coefficient daily.

Changes in LCR ratios are summarized below:

	12.31.19	12.31.18
LCR	413%	291%

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The following charts show the breakdown by term of loans, other financing and financial liabilities considering the total amounts to their due date, as of December 31, 2019 and 2018:

	Exhibit D - Breakdown by term of loans and other financing	Exhibit I - Breakdown of financial liabilities by remaining terms	Total as of 12.31.19
Past due portfolio	5,934,160	—	5,934,160
Up to 1 month	93,813,958	305,122,145	(211,308,187)
Up to 3 months	26,654,927	24,232,243	2,422,684
Up to 6 months	14,580,725	8,684,764	5,895,961
Up to 12 months	19,415,772	5,740,511	13,675,261
Up to 24 months	27,857,740	1,172,095	26,685,645
More than 24 months	41,914,222	3,696,017	38,218,205

TO TAL	230,171,504	348,647,775	(118,476,271)

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The amounts of the Group’s financial assets and liabilities, which are expected to be collected or paid twelve months after the reporting date are disclosed below:

	12.31.19	12.31.18
Financial assets
Debt securities at fair value through profit or loss	71,010	246,833
Repo transactions	—	9,452,831
Loans and other financing	69,771,962	45,949,271
Other debt securities	104,619	7,036,166

Total	69,947,591	62,685,101

Financial liabilities
Deposits	94,603	39,393
Other financial liabilities	2,752,902	854,162
Financing received from the BCRA and other financial	492,673	168,972
institutions
Corporate bonds issued	136,306	507,780

Total	3,476,484	1,570,307

48.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall annually set aside 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings,” provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated upon the first-time adoption of IFRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings.”

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019, the BCRA issued Communication “A” 6768 which sets forth that as from such date, financial institutions are required to have the BCRA’s authorization to distribute their profits.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

On April 24, 2019, the Ordinary and Extraordinary Shareholders’ Meeting was held, whereby the following distribution of profits was approved:

•	To Legal Reserve: 1,922,737

•	To Distribution of cash dividends: 2,407,000

•	To special statutory reserve due to application of IFRS: 3,856,405

•	To Optional Reserve for future distribution of profits: 5,283,950

49.	Restricted assets

As of December 31, 2019 and 2018, the Group has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 82,809, Treasury Bills in pesos maturing on July 31, 2020 in the amount of 108,000 as of December 31, 2019, Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 79,285 and Treasury Bonds in US dollars maturing on May 10, 2019 in the amount of 56,145 as of December 31, 2018, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 5,923,453 and 4,703,064, as of December 31, 2019 and 2018, respectively.

c)

BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (MERVAL) in the amount of 24,722 and BYMA in the amount of 94,600 as of December 31, 2018. Those shares are pledged for the benefit of “Crédito y Caución Compañía de Seguros S.A.” under the surety bond signed by the issuer to secure noncompliance with the company’s obligations.

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has a 10.038% share of the corporate stock. Such share is carried under “Investments in equity instruments.”

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall monthly contribute to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of December 31, 2019 and 2018, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 493,833 and 326,636, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from pesos four hundred and fifty thousand to pesos one million, effective March 1, 2019.

51.	Minimum cash and minimum capital requirements

51.1	Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.19	12.31.18
Balances at the BCRA
Argentine Central Bank (BCRA) – current account - not restricted	107,454,632	82,119,608
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	2,827,885	1,238,252

	110,282,517	83,357,860

Argentine Treasury Bonds in pesos at fixed rate due November 2020	7,300,220	6,936,000
Liquidity Bills – BCRA	33,061,179	20,202,428

TOTAL	150,643,916	110,496,288

The balances disclosed are consistent with those reported by the Bank.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

51.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	12.31.19	12.31.18
Credit risk	17,999,427	18,103,885
Operational risk	6,399,872	3,594,744
Market risk	303,718	92,786
Paid-in	49,989,689	36,478,808

Surplus	25,286,672	14,687,393

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 821/19, the minimum shareholders’ equity required to operate as “Settlement and Clearing Agent—Comprehensive” shall be equal to four hundred seventy thousand three hundred and fifty (470,350) UVAs adjusted by CER, Law No. 25827. As concerns the cash contra-account, the amount to be paid shall be equal to no less that fifty per cent (50%) of minimum shareholders’ equity.

The cash contra-account amount includes Argentine Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 Banco BBVA Argentina S.A. minimum cash contra-account.” As of December 31, 2019 and 2018, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised by 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less that fifty per cent (50%) of minimum shareholders’ equity. The subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 1,255,596 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 16,219, through custody account No. 493-0005459481 held at Banco BBVA Argentina S.A. As of December 31, 2019 and 2018, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

53.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of December 31, 2019 and 2018, the assets of Diagonal Trust amount to 2,427, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 as of December 31, 2019 and 2018.

In addition, the Entity acts as Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 297,944 and 229,112 as of December 31, 2019 and 2018, respectively, and consist of cash, creditors’ rights, real estate and shares.

55.	Mutual funds

As of December 31, 2019 and 2018, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 75,931,416 and 17,026,024, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The Mutual Fund assets are as follows:

MUTUAL FUND	12.31.19	12.31.18
FBA Renta Pesos	39.129.811	15.883.270
FBA Ahorro Pesos	462.399	6.302.409
FBA Renta Fija Dólar	470.455	3.747.771
FBA Bonos Argentina	248.449	4.011.931
FBA Renta Fija Dólar Plus	718.995	1.582.891
FBA Bonos Latam	317.683	36.718
FBA Horizonte	790.936	1.309.573
FBA Calificado	472.930	381.258
FBA Acciones Latinoamericanas	551.067	363.493
FBA Acciones Argentinas	354.355	371.680
FBA Bonos Globales	201.829	34.199
FBA Gestión I	23.163	—
FBA Renta Fija Plus	52.745	219.981
FBA Retorno Total II	85.002	65.690
FBA Horizonte Plus	77.087	94.620
FBA Brasil I	82.972	1.059
FBA Renta Mixta	17.694	83.995
FBA Retorno Total I	28.465	57.549
FBA Renta Pesos Plus	—	15.974
FBA Renta Pública I	1.384	1.060
FBA Renta Fija Local	1.384	1.060
FBA Renta Pública II	722	377

	44.089.527	34.566.558

The subsidiary BBVA Asset Management Argentina S.A. acts as a mutual fund manager, authorized by the CNV, which registered that company as a mutual fund management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Administrative proceedings commenced by the BCRA

•   “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice.

•  “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing the following fines to the following individuals involved:

•	Pablo Bistacco and Graciela Alonso - US$ 61,000

•	Nestor Bacquer and Hugo Benzan - US$ 76,831 and Euros 9,000

•	Mariela Espinosa and Mario Fioritti - US$ 59,800 and Euros 11,500

•	Liliana Paz and Alberto Gimenez - US$ 296,000 and Euros 28,000

•	Jorge Elizalde and Elizabeth Mosquera - US$ 9135

•	Carlos Barcellini - US$ 4,000

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

•	Carlos Alfonso - US$ 4,000

•	Samuel Alaniz - US$ 4,000

•	Julian Burgos - US$ 4,000

The Bank is jointly and severally liable for the aforementioned fines. The Bank’s Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Manager Oscar Fantacone and Jorge Allen were acquitted from all charges.

An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved.

The case was filed with the Federal Court of Appeals of Mar del Plata, Criminal department, and is awaiting judgment.

•  “BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4524, File No. 3406/06 where charges are concerned with fake foreign exchange transactions, conducted in the name of a deceased, carried out by personnel of the Branch 240—Mendoza -, which would entail a failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) the Branch Manager, (v) the Back Office Branch Management Head and (vi) the Main Cashier. The trial period came to a close. The case is being heard by the Federal Court No. 1, Criminal department of the City of Mendoza, File No. 23461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Courts of Comodoro Rivadavia and Mar del Plata, to certify the cases that are said to be related in terms of object, individuals/entities involved and offense. On July 5, 2019, the Entity was served notice of the judgment rendered in the case, whereby BBVA, and Jorge Bledel, Javier D’Ornellas, Marcelos G. Canestri, Oscar M. Castro, Oscar Fantacone, Gustavo Allen, and Pablo Estebanez were acquitted from all charges. Guillermo Oscar Duarte (Manager of Branch No. 240) and Pablo Javier Benavidez (Head of Back-Office Management) were punished with a fine of US$ 232,500, while Pablo Antonio Gallar (Main Cashier) was punished with a fine of US$ 178,040 and € 500. The Bank has filed appeals against the fines imposed on Mr. Duarte and Mr. Benavidez. The case is awaiting judgment at Room A of the Federal Appellate Court of Mendoza.

•  “BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087—Salta -, which would entail a failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

•  “BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for foreign exchange offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Capital management and corporate governance transparency policy

I.	Board of Directors

According to BBVA Argentina S.A.’s bylaws, the Entity shall be managed by a Board of Directors composed of a minimum of three and a maximum of nine directors, as set forth by the Annual Shareholders’ Meeting at each time, for a term of three years, with the option for reelection. The Shareholders’ Meeting may also appoint an equal or lower number of alternate directors. The Board of Directors shall meet at least once a month.

The composition of the Board of Directors shall be previously submitted to evaluation by the Nomination and Remuneration Committee.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Below is a list of the members of our Board of Directors, their current position in the Entity and their business experience.

Name	Position	Background and work history
María Isabel Goiri Lartitegui	Chairman

Business experience: Member of the Board of Directors at Gescobro S.A. and Divarian S.A., and member of the Board of Directors and Vice-chairman at BBVA Uruguay S.A. Chief Risk Officer at Garanti Bank, Turkey. Chief Corporate Risk Management Officer at BBVA in Madrid, Chief Financial Officer at BBVA Compass, Birmingham, USA, Chief Investor Relations Officer at BBVA in Madrid, and Chief Investment Officer at BBVA Asset Management in BBVA, Madrid.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Jorge Delfín Luna	1st Vice-chairman

Business experience: Regular Director at Rombo Compañía Financiera S.A.; Regular Director at PSA Finance Argentina Compañía Financiera S.A., Board of Directors’ Vice-chairman at Banco Francés Foundation; Commercial Banking Director at BBVA Argentina S.A.; member of the Management Committee at BBVA Argentina S.A.; Regional Manager at Citibank; Regional Manager at former Banco Crédito Argentino; General Manager at Easy Bank; General Manager and Vice-chairman at BBVA Uruguay; Chief Corporate Banking and Foreign Trade Officer at BBVA Argentina S.A; Chief Commercial Officer at BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Alfredo Castillo Triguero	2nd Vice-Chairman

Business experience: Chief Risk Officer and Chief Audit Officer at BBVA Bancomer; Executive Vice-chairman, Finance area, at BBVA Banco Provincial de Venezuela; member of the Boards of Directors at several companies of the Financial Group BBVA Bancomer and BBVA Colombia; Executive Vice-chairman of the Finance area at BBVA Banco Ganadero de Colombia.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Juan Manuel Ballesteros Castellano	Regular Director

Business experience: Chief Organization Officer at Banco Bilbao Vizcaya Argentaria; and HR Director at Banco Bilbao Vizcaya Argentaria.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Name	Position	Background and work history
Oscar Miguel Castro	Regular Director

Business experience: Regular Director at Molino Agro; Regular Director at Volkswagen Financial Services Compañía Financiera S.A; International Partner at Arthur Andersen, Pistrelli Diaz y Asociados for 20 years, Partner in charge of the Financial Services division for Argentina and Latin America and member of the Executive Committee for Financial Services at Arthur Andersen at a global level; Regular Director at Zurich Argentina Compañía de Seguros S.A. and Zurich Argentina Compañía de Reaseguros S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Regular Director, PSA Finance Argentina Compañía Financiera S.A.; Regular Director, Rombo Compañía Financiera S.A.; Alternate Director, Volkswagen Financial Services Compañía Financiera S.A.; member of Banco Francés Foundation; Director of Media and Director of Human Resources and Services, Banco BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Adriana María Fernández de Melero	Regular Director

Business experience: Structures and Productivity Manager at Banco BBVA Argentina S.A; HR Development & Planning Manager at Banco Crédito Argentino; HR Administration Manager at BBVA Argentina S.A; Organization and Productivity Manager at BBVA Argentina S.A; Business and Channel Development Manager at BBVA Argentina S.A; Chief Corporate Development and Transformation Officer at BBVA Argentina S.A; member of the Management Committee at BBVA Argentina S.A; advisor to the Chairman and Board of Director at Banco Provincia de Buenos Aires.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Javier Pérez Cardete	Alternate Director

Business experience: Regional Director South and East, Banco Bilbao Vizcaya Argentaria; Territorial Director, Banco Bilbao Vizcaya Argentaria; Risks Manager in Valencia.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Name	Position	Background and work history
Gustavo Alberto Mazzolini Casas	Alternate Director

Business experience: Director of Financial Institutions, Ernst & Young; Financial Director, Corp Banca Argentina; Financial Planning Director, Credilogros Compañía Financiera; Head of Countries II—Financial Directors Coordination Latam, Banca América; Head of Financial Directors Coordinator Department Latam, Banca América; Financial Director, Banco Provincial; Director of Strategy and Finance Lobs and AdS, Grupo BBVA; Financial Staff Country Monitoring, Grupo BBVA; CFO AdS, Grupo BBVA.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Alberto Chaufán	Alternate Director

Business experience: Chairman at BBVA Consolidar Seguros S.A. and Regular Director at BBVA Uruguay S.A., Chairman of AVIRA; member of the Management Committee at BBVA; Chairman and General Manager at Consolidar ART, Consolidar Seguros, Consolidar Salud, Consolidar Retiro and Consolidar AFJP (the latter undergoing liquidation). Manager of the Pension and Insurance Business; Head of the Pension Business and all insurance lines (Life, P&C, Life Annuities, Health), and Underwriting Manager for the Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

II.	Senior Management

Senior Management is made up by the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager, or the Chairman of the Board of Directors.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the various areas.

III.	Management Committee - Members

The main members of Senior Management make up the Management Committee. The Committee is chaired by the General Manager who shall be replaced, in case of absence or disability, by the Director of the Financial and Planning Area.

Prospective management committee members shall first be evaluated by the Nomination and Remuneration Committee for subsequent consideration by the Board.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•	Implement the strategies and policies approved by the Board.

•	Evaluate and propose business and investment strategies and general risk policies. For such purpose, it shall annually approve the Business Plan and the Financial Program.

•	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed.

•

Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. Accordingly, the Internal Control and Operational Risk Reports shall be approved.

•	Establish business synergies with the remaining Group companies.

•	Analyze and propose the year’s comprehensive budget, monitor changes and determine any corrective actions as called for by internal and market variables.

•	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.

•	Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up the model implementation.

Decisions of the Management Committee shall be made by a majority of the members present.

Below is a detail of the members of the Management Committee, as well as their business background. The main executives are appointed for an indefinite term.

Name	Position	Background and work history
Martín Ezequiel Zarich	General Manager

Business experience: Alternate Director, BBVA Argentina S.A.; Regular Director, BBVA Consolidar Seguros SA.; Regular Director, BBVA Francés Valores S.A., Member of the Board of Directors, Banco Francés Foundation; Innovation and Development Director, BBVA Argentina S.A.; Director of Mergers, BBVA Argentina S.A.; Planning Director, BBVA Argentina S.A.; Financial Director, BBVA Argentina S.A.; Retail Banking Director, BBVA Argentina S.A.; Director, Credilogros; Director, BBVA Francés Uruguay; Associate Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning, Management Control and Economics Director, Banco de Crédito Argentino.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Ernesto R. Gallardo Jimenez	Director of Finance and Planning	Business experience: Director of Financial Management, BBVA Bancomer; Director, COAP América; Global Director of Fixed Income for Assets Management Companies, Banco Santander; Fixed Income and Arbitrations Director, Société Générale; Derivatives Director, Capital Markets Sociedad de Valores y Bolsa.

Juan Christian Kindt	Business Development Director	Business experience: Business Execution Manager; Segment and Business Manager; Manager of Business Channels, Telemarketing and Customer Service; Financing and Spending Manager within Commercial Banking; Area Manager for Southern Metropolitan area; Territorial Area Manager for Buenos Aires; Manager of the Comodoro Rivadavia branch at BBVA.

Gustavo Osvaldo Fernández	Talent & Culture Director	Business experience: Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Argentina S.A.; Media Director, BBVA Argentina S.A.; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Corporate & Investment Banking Director	Business experience: Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Independent Advisor, Riyadh/ Buenos Aires; General Director, Citigroup Miami; Regional Head for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires.

Gustavo Siciliano	Systems and Operations Director	Business experience: Director of Design and Development - Technology and Operations, BBVA; Information Technology Manager - Media, BBVA; Media Director, BBVA Uruguay; Media Planning and Information Security Manager, BBVA Argentina S.A.; Media Information Security Manager, Banco de Crédito Argentino.

Gerardo Fiandrino	Director of Risks	Business experience: Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Argentina S.A.; Wholesale and Enterprise Risk Manager, BBVA Argentina S.A.; Admission and Follow-up Manager, BBVA Argentina S.A.; Monitoring and Operation Risk Manager, BBVA Argentina S.A.; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Gustavo Alonso	Commercial Director	Business experience: Retail Product Manager, BBVA Argentina S.A.; Manager of Payment and Consumption Services, BBVA Argentina S.A.; Manager of Strategic Alliances and Products, BBVA Argentina S.A.; Marketing Manager, BBVA Argentina S.A.; Commercial Banking Advisor Manager, BBVA Argentina S.A.; Regional Manager, BBVA Argentina S.A.; Branch Manager at Pilar, San Nicolas and Rosario, BBVA Argentina S.A.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Eduardo González Correas	Director of Legal Services	Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Argentina S.A.; Deputy Legal Manager of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at the Legal Sub-Management of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at Allende & Brea Law Firm; Lawyer at Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (Jr.) Law Firm.

IV. Basic ownership structure of Banco BBVA Argentina S.A.

The following table sets forth certain information regarding the beneficial ownership of the Entity’s common shares as of December 31, 2019, by each entity who, to the best of our knowledge, owns more than 5% of our common shares. These shareholders do not have different voting rights.

	Holding of common shares as of December 31, 2019
Holder of shares	Number	Class percentage
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97
BBV América S.L. (1)	160,060,144	26.13
The Bank of New York Mellon (2)	114,933,577	18.76
ANSES (Argentine Social Security Office)	42,439,494	6.93

(1)	BBV América S.L. is controlled by BBVA. Direct holder of 26.13 % of BBVA Argentina’s share capital.
(2)	As agent holder of ADSs.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

V. Organizational structure

[References: General Manager: Martín Zarich – Chair Cabinet: Tomás Rebagliatti – Audit: Adolfo Rivera Guzmán – Commercial: Gustavo Alonso – Business Development: Juan Kindt – Corporate & Investment Banking: Carlos Elizalde – Finance: Ernesto Gallardo – Engineering & Data: Gustavo Siciliano – Risks: Gerardo Fiandrino – Talent & Culture: Gustavo Fernández – Institutional Relations: Hernán Carboni – Compliance: Mónica Etcheverry – Research: Marcos Dal Bianco – Legal Services: Eduardo González Correas.]

VI. Committees of the Board of Directors

a) Audit Committee - Law 26831 (CNV / S.E.C.)

The Audit Committee (C.N.V./S.E.C.) of BBVA Argentina is a body mainly made up of independent directors according to the criteria established in the regulations of the CNV, engaged in assisting the Board in evaluating the role and independence of the External Auditor and the Bank internal control function. The Audit Committee has internal rules and regulations in place that govern its purpose, organization and functions and approved at the Annual and Extraordinary Shareholders’ Meeting held on April 22, 2004. The Audit Committee also has a Corporate Secretary who also serves as Board of Director’s Secretary.

The Audit Committee is comprised by three (3) regular members of the Board of Directors to be appointed by the board by a simple majority of votes. The Board may also appoint an Alternate Member.

At the first meeting held following its designation, the Committee shall appoint a Chairman who shall call for meetings, set the agenda, and preside over the meetings.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
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The directors comprising the Audit Committee shall have knowledge on business, financial or accounting issues.

Upon resignation, removal, death or incapacity of any member of the Audit Committee, the designated Alternate Member shall replace the outgoing regular member until the following Annual Shareholders’ Meeting. The alternate member shall also have knowledge on business, financial or accounting issues and its incorporation shall not affect the majority of independent members that shall comprise the Audit Committee. The Audit Committee also meets the specifications of the Sarbanes Oxley Act.

Its main functions are:

•	Give an opinion on the Board of Director’s proposal for the designation of the external auditors to be retained by the company and watch for their independence and transparency;

•

Oversee the operation of the internal control system and the accounting and administration system, including the reliability of the latter, as well as all financial reporting and information on other significant events to be filed with the CNV and the self-regulated entities, in compliance with the applicable disclosure requirements;

•	Oversee the application of disclosure policies on the company’s risk management;

•	Provide the market with complete information on operations that entail a conflict of interest with members of the corporate bodies or controlling shareholders;

•	Give an opinion on the fairness of the compensation and stock option plans for the company’s directors and managers proposed by the Board of Directors;

•

Give an opinion on the company’s compliance with legal requirements and on the fairness of the terms and conditions of stock or convertible securities, upon a capital increase excluding or restricting preemptive rights;

•	Verify compliance with the applicable code of conduct;

•	Render an informed opinion on transactions with related parties, where the applicable standards so require;

•	Prepare an annual action plan to be reported to the Board of Directors and supervisory committee.

b) Internal Audit Committee (BCRA)

Pursuant to the provisions of the BCRA, the Internal Audit Committee of BBVA Argentina is made up of the officers determined by the Board of Directors, which shall consist of at least two directors, one of whom, at least, shall be an independent director. It shall operate in accordance with the provisions of the BCRA and internal rules.

The Board of Directors must rely on the conclusions of the internal audit in a timely and efficient manner and promote the independence of the internal auditor in relation to the areas and processes controlled by the Internal Audit.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

c) Nomination and Remuneration Committee

BBVA Argentina’s Nomination and Remuneration Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nomination and Remuneration Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Executive and other officers, and senior personnel.

Structure:

BBVA Argentina’s Nomination and Remuneration Committee shall be made up of three Non-Executive Directors to be designated by the Board in the same manner as the President. The Chief Legal Officer and Chief Talent & Culture Officer may be invited to attend the meetings of this committee. The Committee shall be presided over by an Independent Director. The Chief Legal Officer is the secretary of the Committee.

Each member of the Nomination and Remuneration Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Functions:

The Nomination and Remuneration Committee shall perform the following functions:

1.	Permanent functions:

Board of Directors’ Performance, Succession Plan, and Assessment

•	Evaluate the Board of Directors performance and renewal and replacement of members of the Senior Management.

•	Ensure application of a proper methodology for the evaluation of Senior Management.

Recruitment Criteria and Training

•	Identify potential candidates to fill positions at the Board of Directors to be proposed at the Shareholders’ Meeting.

•	Approve recruitment criteria for senior management members.

•	Ensure the Training and Development of the members of the Board of Directors and senior management and other executives.

•	Suggest which members of the Board of Directors should comprise the several Board’ committees, based on their respective background.

•	Assess the convenience of the members of the Board of Directors and/or statutory auditors performing functions at several Entities.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Remuneration, Retention, and Dismissal Policy

•	Keep the Board of Directors informed on the entity’s Remuneration policy, with a detail of union agreements or other general adjustments which may have an impact on the Bank’s salary structure.

•	Validate –on an annual basis- the characteristics of variable compensation models in force at the Bank.

•	Ensure a clear link between the performance of the Senior Management and their fixed or variable compensation, taking into account the risks undertaken and how they are managed.

•	Oversee that the variable portion of senior management’s compensation is tied to the medium and/or long-term performance of their members.

•

Review the competitive position of the Bank’s compensation and benefit policies and practices, and approve the respective changes. To such end, these policies shall embrace the Entity’s goals, culture and activities, and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system.

•	Define and communicate key staff retention, promotion, dismissal and suspension policies.

•	Ensure that the Talent & Culture / HR policy does not embrace any form of discrimination.

•	Inform the guidelines to determine retirement plans for Board of Directors’ and senior management’s members.

Reporting to the Board of Directors and Shareholders’ Meetings

•	Regularly report to the Board of Directors and Shareholders’ Meeting on any actions undertaken and the issues discussed in the meetings.

•	Annually inform the Board of Directors the assessment guidelines that were followed to determine the compensation level of directors, senior positions and Senior Managers.

•	Ensure that the resumes of the Board of Directors’ and Senior Management’s members are available at the Entity’s website (indicating Directors’ term in office).

Organization Chart

•	Learn about the changes in the Entity’s Organization Chart made from time to time by the Talent & Culture area.

•	The Board of Directors shall appoint the General Manager, following consultation with this Committee.

•	Notify the Board of Directors of the appointment of: (i) each area’s Directors; (ii) Managers of central areas, and (iii) Territory Managers of the Commercial Department.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

2.	Non-permanent functions.

In addition to the permanent functions it is expected to discharge, the Nomination and Remuneration Committee may take care - within its areas of responsibility - of all such matters strengthening people management quality and reliability at BBVA Argentina.

Organization and Operation Rules:

The Nomination and Remuneration Committee shall meet every four months, and such meetings shall be either convened by the President or other member.

A quorum is attained with the presence of, at least, two of the committee’s members, and resolutions will be adopted by majority of present members.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee, or any of its members, shall be available at the Shareholders’ Meeting approving the Board of Directors’ compensation to explain the Bank’s remuneration policy for Board of Directors’ and Senior Management’s members.

d) Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies (BCRA, Financial Information Unit, CNV, among others).

1) Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up by: (i) BBVA Argentina’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-Ranking Regulatory Compliance Officer; (iii) one Regular Director and (iv) the Officer responsible for the Prevention of Money Laundering and Terrorist Financing Discipline.

Specifically, this Committee shall be in charge of:

•	Setting action plans and continuously reviewing their progress;

•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, disregarding them, when appropriate;

•	Evaluating the potential risk of asset laundering in the new products and/or services;

•	Reaching an agreement on actions for the analysis of suspicious transactions;

•	Raising awareness in their areas about the importance of preventing asset laundering and terrorist financing;

•	Identifying any relevant situation that may occur in this regard in their respective areas; and

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

•	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Officer Responsible for Prevention of Anti-Money Laundering.

2) Information Technology Committee

This Committee is made up of a member of the Board, the Chief Engineering & Data Officer, the Systems & Data Manager, the Architecture, Infrastructure & Communications Manager, the Corporate Security and Engineering Risk Manager, the Business Process Engineering Manager, the Data Portfolio Management (DPM) Manager, and the Strategy and Control Manager.

Specifically, this Committee shall be in charge of:

•	Overseeing the proper operation of the IT environment and contributing to an improvement in its efficiency.

•	Approving the IT and Systems Plan and assessing it from time to time to review degree of compliance.

•

Reviewing the reports issued by the auditors in connection with the IT and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks.

•	Approving physical and/or logic security policies and/or plans to mitigate the risk associated to the Entity’s systems.

•

Maintaining timely communications with the officers of the Systems External Audit Division of the Office of the Superintendent of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues.

•

The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

3) Disclosure Committee

This Committee is comprised by a Regular Director, the Chief Financial Officer, the Chief Risk Officer, the Chief Legal Officer, the Banking and Institutional Business Manager, the Accounting Manager, the Investor Relations Manager, and the Head of Investors and Rating Agencies.

The main functions of this committee are:

•

Ensuring that the information provided to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities is truthful and complete, reflects fairly the Bank’s financial position and the results of operations, and that it is communicated with the formalities and within the terms set forth by applicable laws, the general principles governing market operation and good corporate governance, thus fostering active involvement of all shareholders.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

•

Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information disclosed in the Financial Statements, as well as of any accounting or financial information to be filed with the CNV and other regulators and agents of the stock exchanges where BBVA Argentina S.A.’s shares of stock are listed.

•	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information included in the 20F form.

A quorum shall be attained with the absolute majority of the Committee’s members and decisions shall be made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for attaining quorum and required majorities.

4) Risk Management Committee

This committee is the Entity’s uttermost risk management body. It is comprised by the Chief Risk Officer, Risk Internal Control Manager, Risk Internal Control (Technical Division), Retail Risk Manager, Wholesale Risk Manager (permanent participants); the CEO or General Manager, Financial and Structural Risk Manager, Commercial Director and/or Retail Coordination Manager and/or Business Coordination Manager, the Corporate & Investment Banking Director and/or the Global Transactional Banking Manager and/or Manager of Global Markets Argentina and the Business Development Director and/or Business Execution Manager (optional participants or to address specific issues); head of the area of the issue to be addressed, and Presenter (specific participants).

The main functions of this committee are:

•

Approve all transactions and Financial Programs for Customers or Economic Groups exceeding the powers vested in Risks Managements (Wholesale / Retail), Financial institutions and Issuer Risk, and any issues requiring approval from other areas (C&IB, GRMC, CTOG).

•	Approve individual and corporate customers’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.

•	Approve the operations of Non-Delegated Risks (risks related to media, public relevance, political parties, trade unions or companies related to the Bank or its officers).

•	Discuss the power delegation proposal which will then be submitted to the Board of Directors for approval.

•	Annually approve the Risk Management Specific Framework and periodically follow up on the changes in the metrics set in such framework.

•

Define and approve the strategies, manuals, policies, necessary practices and procedures to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.).

•	Approve Credit Policies, rating tools and models, and campaigns of pre-approved loans or massive campaigns.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

•	Approve the limits of Asset Allocation, Preferred Lenders Program (PLPs) and stress tests.

•

Call the Crisis Committee, if deemed necessary or at the request of the wholesale or retail follow-up Committee, and approve actions defined at such committee to mitigate risk alerts previously exposed by the related Follow-up Committees.

•	Report to the Board of Directors decisions taken on the approval of transactions and definition of risks policies and strategies.

•

Submit and analyze periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the entity.

•	Approve, on a quarterly basis, the definition of priorities for Single Development Agenda (SDA) projects (Intra-domain refinement).

•	Monthly review actions to conform to IFRS No. 9 as per the methodology set out in IFRS No. 9.

The Committee shall be presided by the Chairman (Chief Risk Officer) and shall have a Secretary (Head of Internal Control of Risks - Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale Risk Manager, Retail Risk Manager, and Financial Risks Manager.

The Committee shall meet twice a week. If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

5) Corporate Assurance Committee

This Committee is comprised by the Chief Executive Officer as Chairman, members of the Management Committee as Regular Members, and the Committee’s Secretary is undertaken by the Non-financial Risk Manager.

The main functions of this committee are:

•	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism.

•	Ensuring the implementation and preservation of the Corporate Assurance model across the entities comprising the BBVA Group.

•	Setting priorities as to control weaknesses identified by the specialized areas and by the Internal Auditors and as to the suitability, relevance and timing of the proposed corrective measures.

•	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

•	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration.

•	Timely follow-up to the agreed-up risk mitigation action plans.

•	Communicating the actions taken to the specialists and Business Units.

•	Fostering the knowledge on the Operational Risk Model, as well as the dissemination of the corporate policies in that regard.

•	Addressing and making decisions regarding Operational Risk as required due to the materiality or importance of the issues involved.

•	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to BBVA Argentina’s activities.

•	Overseeing the adequate deployment of the model tools and methodology.

•	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Argentina’s and its affiliates’ internal controls.

The Committee shall hold ordinary and extraordinary meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Extraordinary meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

6) Compliance Committee

This committee is comprised of: (i) the ultimate head of Compliance; (ii) the General Manager; (iii) the Chief Commercial Officer, (iv) the Chief Legal Officer, (v) the Chief Financial Officer, and (vi) the Chief Internal Audit Officer.

The main functions of this committee are:

•	Setting action plans and continuously reviewing their progress;

•	Agreeing upon anti-money laundering actions to be considered in cases involving employees and suppliers;

•	Fostering the adoption of the necessary actions to address ethically questionable situations;

•	Adopting the necessary measures to comply with the Code of Ethical Conduct, the Capital Markets Code, and the Personal Data Protection, Customer Compliance and Regulatory Oversight regulations;

•

Fostering action plans to train and raise awareness among the employees of the Bank and its affiliates about the importance of being acquainted with matters concerning Integrity, Market Conduct, Customer Compliance, Personal Data Protection, and Regulatory Oversight.

This Committee will meet on a monthly basis.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

7) Assets and Liabilities Committee (ALCO)

This committee is comprised of: (i) the Chief Executive Officer; (ii) the Chief Business Development Officer; (iii) the Chief Financial Officer; (iv) the Chief Risk Officer; (v) the Chief Commercial Officer; (vi) the Chief Corporate & Investment Banking Officer; (vii) the BBVA Research Director; (viii) the Planning and Efficiency Manager; (ix) Financial Manager, (x) the Manager of Relations with Investors, and (xi) the Financial Risk Manager.

The main functions of this committee are:

•	Follow-up to macroeconomic variables;

•	Analyzing and discussing the conditions of local and international financial markets, and their forecast and impact on the Bank’s structural risks;

•	Follow-up to and control over liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels; Defining corrective measures, as necessary;

•	Reviewing historical changes in and projection of the financial position statement items, deviations from the budget, and comparison against the market and the competition;

•	Follow-up on the Bank’s excess liquidity, benchmarking and review of stress scenarios;

•	Establishing the funding strategy and the allocation of resources;

•	Defining the pricing policy and lending and borrowing products;

•	Follow-up on the changes to the Bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals;

•	Designing the investment strategy and the investment of surplus;

•	Defining the strategy of investment in Public Venture Capital;

•	Historical and projected changes to the Bank’s capital position and projected dividends and analysis of proposals leading to the efficient use of such capital;

•	Causing financial and other analysis to be done, as necessary, to optimize the performance of the above items;

•	The Finance area is responsible for analyzing and following up the proposals submitted to the committee through the applicable commissions;

•	Enforcement and implementation of contingency and liquidity plans;

•	Acting as Crisis committee in the event the Recovery Plan and/or the Resolution Plan needs to be triggered.

This Committee will meet on a monthly basis.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

VII. Banco BBVA Argentina S.A.’s ‘s subsidiaries and associates

The main subsidiaries and associates of BBVA Argentina are:

a)

BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24083, as subsequently amended by Law No. 26831.

b)

PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from finance leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.

c)	Consolidar AFJP S.A. (undergoing liquidation proceedings): see Note 1 to the Consolidated Financial Statements of BBVA Argentina S.A. as of December 31, 2019.

d)

Rombo Compañía Financiera S.A., whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.

e)

BBVA Consolidar Seguros S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

f)

Volkswagen Financial Services Compañía Financiera S.A., a company engaged in providing pledge loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated with the purchase, maintenance and insurance of vehicles.

VIII. Network of branches and retail offices

Banco BBVA Argentina S.A. operates a network of 251 branches distributed as follows: City of Buenos Aires: 83 branches; Greater Buenos Aires: 83 branches and rest of the country: 85 branches.

IX. Business Lines

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Small and medium companies, which aims at aiding companies through both short- and long-term financing and Corporate Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

X. Economic incentives for the personnel

Banco BBVA Argentina S.A. adopts a policy of applying a rewards system to attract and retain the proper individuals for each position, based on the following principles:

•

Acknowledge and compensate based on individual performance, results achieved, work team and the quality of the results achieved, as well as the skills and competences applied by individuals to their work.

•	Ensure internal fairness through structure analysis, descriptions of positions and remunerations.

•	Ensure external competitiveness by updating the information with the benchmark market.

•	Reward the contribution of tangible results.

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and it involves a fixed remuneration system and a variable remuneration system.

For the purposes of complying with such principles, the Entity has tools within the remuneration processes, as detailed below:

•

Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up of a number of companies that have similar organizational structures and business sizes.

•

Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges that group positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Also, BBVA Argentina uses performance evaluations as a key tool to compensate the effort and results of each employee. At the end of each fiscal year, each person in charge evaluates the goals of their team members to obtain an individual assessment of the performance for the year. Such assessment has four types of goals: Quantitative, Customer, Tactical and Other Goals.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

Classification is the process whereby the manager carries out a global assessment of each team member to evaluate the performance of their current position. The results of such assessment are used to apply certain Human Resources policies.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

In turn, projection is the process whereby the manager assesses each one of the team members about the capabilities to perform higher level functions inside BBVA Argentina. This assessment shall be based on experience, knowledge, skills and the commitment of the team member.

Each employee has access to variable rewards related to the work position and the results of the performance evaluation. The goal is to encourage and reward the achievement of results. The models currently in force are:

•

Network rewards model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight.

•

Reward model for Central Areas, Channels and Network support: It consists of variable payment yearly assigned to each employee by the supervisor, taking into consideration the performance assessment and the position’s reference reward. Additionally, variables related to the attainment of the Entity’s goals are considered, based on the criteria adopted and the degree of compliance with the budget. These factors may have an impact on the defined variable reward.

•

Commissions reward model: The value of the commission depends on the unit value of each product based on the contribution of the product to the Entity’s profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.

•

Share-based incentives reward model: An incentive program for executives whose professional activities have a material impact on the Entity’s risk profile, based on the delivery of shares of the controlling company. The number of units to be assigned is determined taking as a reference the level of responsibility of each beneficiary within the Bank. The number of shares to be actually delivered shall depend on the employee’s individual performance ratio.

Executives included in that group receive at least 50% of the annual variable reward for each year in shares of the controlling entity. The individuals who are part of that group shall receive: 60% of their rewards during the first quarter of the year and the remaining 40%, 3 years after the first payment date of the variable reward.

Shares delivered to this group of employees, which are part of their annual variable reward for the year, cannot be disposed of during the 6 months immediately following delivery. The unavailability regime applies to the net amount of the shares, that is to say, discounting the portion necessary for the employee to pay the taxes for the shares received. This shares unavailability regime also applies in the event of termination of the employment contract or the contract of a director with BBVA Argentina for any cause, except in the case of death and all degrees of disability for labor purposes. After the unavailability period, BBVA Argentina’s employees that are part of the “Colectivo Sujeto” group may freely transfer their shares.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Entity as of the settlement date, he/she should be entitled to receive regular variable rewards for that fiscal year, and should have not been subject to penalties for serious noncompliance with the code of conduct and other internal regulations.

XI. Code of conduct

The Entity has a Code of Conduct binding on all employees and officers of BBVA Argentina.

The Code of Conduct defines the ethical behavior that the Board of BBVA Argentina considers applicable to the businesses and activities conducted by BBVA Argentina and the group companies in Argentina; builds the foundations thereof and lays down the guidelines required for corporate integrity to be outwardly expressed in: (i) relationships with customers, employees, officers, suppliers, and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility of enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII. Conflict of interest

On December 16, 2014, the Board of Directors approved the most recent version of the Rules for Preventing and Handling Conflicts of Interest at BBVA Argentina and other affiliates in Argentina.

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure to be followed for conflict of interest resolution.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other Group companies.

Basically, it mandates that any Director involved shall not be in attendance when the relevant corporate bodies, in which he is a member, are in session to discuss the matters in which he or she might have a direct or indirect interest or which might affect persons related to him or her in the terms defined by the laws.

It also prescribes that the Director involved shall refrain from entering, either directly or indirectly, into personal, professional or commercial transactions with the Bank or companies of its group, other than ordinary banking transactions, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and on an arm’s length basis.

58.	Subsequent Events

No events or transactions have occurred between year-end and the date of these financial statements which may significantly affect the Entity’s financial position or results of operations as of December 31, 2019.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

Account	12.31.19	12.31.18
COMMERCIAL PORTFOLIO
Normal performance	75,193,918	99,848,486

Preferred collaterals and counter guarantees “A”	274,360	782,100
Preferred collaterals and counter guarantees “B”	707,280	1,068,873
No preferred collateral or counter guarantees	74,212,278	97,997,513
With special follow-up	1,946	174,767

Under observation	1,946	174,767

Preferred collaterals and counter guarantees “B”	1,235	3,522
No preferred collateral or counter guarantees	711	171,245
Troubled	929,161	1,529,081

Preferred collaterals and counter guarantees “B”	—	3,315
No preferred collateral or counter guarantees	929,161	1,525,766
With high risk of insolvency	273,529	294,627

Preferred collaterals and counter guarantees “B”	160,188	9,437
No preferred collateral or counter guarantees	113,341	285,190
Uncollectible	2,808,258	23,658

Preferred collaterals and counter guarantess “A”	9,926	—
Preferred collaterals and counter guarantess “B”	10,482	—
No preferred collateral or counter guarantees	2,787,850	23,658

TOTAL	79,206,812	101,870,619

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

Account	12.31.19	12.31.18
CONSUMER AND HOUSING PORTFOLIO
Normal performance	123,617,871	82,079,990

Preferred collaterals and counter guarantees “A”	46,575	52,624
Preferred collaterals and counter guarantees “B”	21,498,444	9,573,987
No preferred collateral or counter guarantees	102,072,852	72,453,379
Low risk	2,290,689	1,363,176

Preferred collaterals and counter guarantees “A”	947	769
Preferred collaterals and counter guarantees “B”	342,867	61,746
No preferred collateral or counter guarantees	1,946,875	1,300,661
Medium risk	1,796,814	1,112,362

Preferred collaterals and counter guarantees “B”	98,669	8,703
No preferred collateral or counter guarantees	1,698,145	1,103,659
High risk	1,411,724	585,308

Preferred collaterals and counter guarantees “A”	537	—
Preferred collaterals and counter guarantees “B”	91,455	22,179
No preferred collateral or counter guarantees	1,319,732	563,129
Uncollectible	148,311	68,800

Preferred collaterals and counter guarantees “A”	—	15
Preferred collaterals and counter guarantees “B”	46,565	7,764
No preferred collateral or counter guarantees	101,746	61,021

TOTAL	129,265,409	85,209,636

TOTAL GENERAL	208,472,221	187,080,255

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	12.31.19		12.31.18
		% over		% over
	Debt	total	Debt	total
Number of customers	balance	portfolio	balance	portfolio
10 largest customers	21,803,357	10.46%	23,237,722	12.42%
50 following largest customers	24,248,899	11.63%	31,726,036	16.96%
100 following largest customers	13,787,114	6.61%	18,088,037	9.67%
All other customers	148,632,851	71.30%	114,028,460	60.95%

TOTAL	208,472,221	100.00%	187,080,255	100.00%

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING FACILITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2019

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEM	Due portfolio	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector	—	458	—	—	—	—	—	458
Argentine Central Bank (BCRA)	—	17,405	—	—	—	—	—	17,405
Financial sector	—	2,359,368	282,127	928,395	1,553,071	1,333,609	760,077	7,216,647
Non-financial private sector and residents abroad	5,934,160	91,436,727	26,372,800	13,652,330	17,862,701	26,524,131	41,154,145	222,936,994

TOTAL	5,934,160	93,813,958	26,654,927	14,580,725	19,415,772	27,857,740	41,914,222	230,171,504

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT F

PROPERTY AND EQUIPMENT

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

	Original value at the beginning of the year	Acquisition of control over subsidiary (1)	Total estimated useful life in years				Depreciation
ITEM				Transfer	Additions	Derecognitions	Accumulated as of 12.31.18	Transfer	Derecognition	For the year	Acquisition of control over subsidiary (1)	At year end	Residual value as of 12.31.19
Property and equipment
Real estate	7,385,788	—	50	(461,687)	194,038	61,389	564,820	(7,392)	61,389	174,889	—	670,928	6,385,822
Furniture and facilities	2,046,275	8,400	10	—	728,587	346,511	485,147	—	347,467	433,216	2,213	573,109	1,863,642
Machinery and equipment	1,629,611	24,568	10	—	1,075,149	377,207	677,814	—	377,208	674,208	22,896	997,710	1,354,411
Vehicles	26,154	6,842	10	—	15,829	3,281	13,450	—	1,166	5,135	1,585	19,004	26,540
Right of use of leased properties	1,846,051	3,056	10	—	173,060	15,537	—	—	24,157	404,262	4,706	384,811	1,621,819
Constructions in progress	469,519	—		—	273,941	489,081	—	—	—	—	—	—	254,379

Total Porperty and Equipment	13,403,398	42,866		(461,687)	2,460,604	1,293,006	1,741,231	(7,392)	811,387	1,691,710	31,400	2,645,562	11,506,613

(1)

On July 1, 2019, the Entity consolidated with Volkswagen Financial Services Compañía Financiera S.A. and PSA Finance Argentina Compañía Financiera S.A. as a result of the acquisition of control (see Notes 1 and 5.1).

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney — U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

INVESTMENT PROPERTY

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

	Original value at the beginning of the year	Total estimated useful life in years		Depreciation
				Accumulated				Residual value
ITEM			Transfer	as of 12.31.18	Transfer	For the year	At year end	as of 12.31.19
Leased property	31,692	50	461,687	1,984	7,392	12,674	22,050	471,329
Other investment property	40,679	10	—	4,019	—	852	4,871	35,808

Total Investment Property	72,371		461,687	6,003	7,392	13,526	26,921	507,137

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT G

INTANGIBLE ASSETS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

	Original	Acquisition	Total			Amortization
ITEM	value at the beginning of the year	of control over subsidiary (1)	estimated useful life in years	Additions	Derecognitions	Accumulated as of 12.31.18	Derecognition	For the year	Acquisition of control over subsidiary (1)	At year end	Residual value as of 12.31.19
Licenses	815,591	192,977	5	371,716	280,919	304,679	280,155	293,374	192,030	509,928	589,437

Total Intangible Assets	815,591	192,977		371,716	280,919	304,679	280,155	293,374	192,030	509,928	589,437

(1)

On July 1, 2019, the Entity consolidated with Volkswagen Financial Services Compañía Financiera S.A. and PSA Finance Argentina Compañía Financiera S.A. as a result of the acquisition of control (see Note 1).

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	12.31.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	10,875,308	3.70%	15,293,060	5.89%
50 following largest customers	17,030,642	5.79%	15,553,822	5.99%
100 following largest customers	13,414,450	4.56%	10,544,960	4.06%
All other customers	252,667,647	85.95%	218,117,219	84.06%

TOTAL	293,988,047	100.00%	259,509,061	100.00%

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2019

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL as of 12.31.2019
Deposits	273,006,850	20,199,108	4,129,260	1,523,234	91,548	3,055	298,953,055
Non-financial government sector	2,883,000	69,978	—	—	—	—	2,952,978
Financial sector	178,421	—	—	—	—	—	178,421
Non-financial private sector and residents abroad	269,945,429	20,129,130	4,129,260	1,523,234	91,548	3,055	295,821,656
Liabilities at fair value through profit or loss	580,802	—	—	—	—	—	580,802
Derivative instruments	3,072,947	—	—	—	—	—	3,072,947
Other financial liabilities	25,459,467	430,659	540,265	966,557	944,241	3,200,289	31,541,478
Financing received from the BCRA and other financial institutions	2,880,715	2,628,277	563,072	120,760	—	492,673	6,685,497
Corporate bonds issued	121,364	974,199	3,452,167	3,129,960	136,306	—	7,813,996

TOTAL	305,122,145	24,232,243	8,684,764	5,740,511	1,172,095	3,696,017	348,647,775

(1)	These balances are total contractual cash flows and, there fore, include principal, accrued and to be accrued interest and charges.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

					Decreases
Accounts	Balances at the beginning of the year	Increases			Reversals	Uses	Balances as of 12.31.19	Balances as of 12.31.18
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,483	—	(1)		558	—	925	1,483
- For administrative, disciplinary and criminal penalties	5,000	—	(4)		—	—	5,000	5,000
- Provisions for reorganization	—	2,293,763	(5)		—	317,654	1,976,109	—
- Provisions for termination plans	62,135	3,016	(2)		906	1	64,244	62,135
- Other	3,552,105	5,308,961	(3	)(6)	13,116	1,051,499	7,796,451	3,552,105

TOTAL PROVISIONS	3,620,723	7,605,740			14,580	1,369,154	9,842,729	3,620,723

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supple monetary regulations of the BCRA.
(2)	Set up to cover contingencies referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	Set up to cover administrative, disciplinary and criminal penalties.
(5)	See Note 27.
(6)

It include stannic crease of 100,491 as a result of the acquisition of control over subsidiaries (Note 1) and 7,027 with respect to subsidiary Consolidar Administradora de Fondos de Jubilacione syPensiones S.A. (under liquidation proceedings) recorded in Administrative Expenses.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

(stated in thousands of pesos)

			FV through profit or loss	Fair value hierarchy
Accounts	Amortized Cost	FV through OCI	Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in Banks
Cash	46,723,972	—	—	—	—	—
Financial Institutions and correspondents	109,535,938	—	—	—	—	—
Debt securities at fair value through profit or loss	—	—	4,129,970	—	4,129,970	—
Derivative instruments	—	—	3,047,036	—	2,362,036	685,000
Other financial assets	3,940,274	—	976,577	976,577	—	—
Loans and other financing
Non-financial government sector	458	—	—	—	—	—
Argentine Central Bank (BCRA)	17,405	—	—	—	—	—
Other financial institutions	5,198,021	—	—	—	—	—
Non-financial private sector and residents abroad	201,454,375	—	—	—	—	—
Overdrafts	14,397,300	—	—	—	—	—
Instruments	23,696,775	—	—	—	—	—
Mortgage loans	14,151,441	—	—	—	—	—
Pledge loans	8,657,089	—	—	—	—	—
Consumer loans	23,594,950	—	—	—	—	—
Credit card loans	72,065,842	—	—	—	—	—
Financial leases	1,889,792	—	—	—	—	—
Other	43,001,186	—	—	—	—	—
Other debt securities	83	45,178,513	—	1,225,033	43,953,480	—
Financial assets pledged as collateral	5,889,253	—	34,200	34,200	—	—
Investments in equity instruments	—	27,368	2,028,495	143,235	27,368	1,885,260

TOTAL FINANCIAL ASSETS	372,759,779	45,205,881	10,216,278	2,379,045	50,472,854	2,570,260

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT P

(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

(stated in thousands of pesos)

			FV through profit or loss	Fair value hierarchy
Accounts	Amortized Cost	FV through OCI	Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial government sector	2,938,134	—	—	—	—	—
Financial sector	178,421	—	—	—	—	—
Non-financial private sector and residents abroad
Checking accounts	54,000,386	—	—	—	—	—
Savings accounts	147,825,400	—	—	—	—	—
Time deposits and investments	84,174,403	—	—	—	—	—
Other	4,871,303	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	580,802	580,802	—	—
Derivative instruments	—	—	3,072,947	—	3,072,947	—
Other financial liabilities	28,825,175	—	—	—	—	—
Financing received from the BCRA and other financial institutions	6,148,876	—	—	—	—	—
Corporate bonds issued	7,319,081	—	—	—	—	—

TOTAL FINANCIAL LIABILITIES	336,281,179	—	3,653,749	580,802	3,072,947	—

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2019

(stated in thousands of pesos)

Items	Net Financial Income/(Expense) Statutory measurement
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	3,698,425
Income from private securities	2,696,477
Income from financial derivative instruments
Put options	685,000
Income from other financial assets	40,022
Due to measurement of financial liabilities at fair value through profit or loss
Income from financial derivative instruments
Forward transactions	1,229,798
Interest rate swaps	(379,390)

TOTAL	7,970,332

Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
Interest income
Cash and deposits in banks	7,001
Loans and other financing	63,292,700
To the financial sector	2,095,529
To the non-financial private sector
Overdrafts	8,519,738
Instruments	9,102,767
Mortgage loans	1,128,897
Pledge loans	1,274,818
Consumer loans	7,331,192
Credit card loans	17,190,634
Financial leases	474,753
Other	16,174,372
Repo transactions	1,510,375
Argentine Central Bank (BCRA)	778,359
Other financial institutions	732,016

TOTAL	64,810,076

Interest expense
Deposits	(34,921,682)
Checking accounts	(1,904,818)
Savings accounts	(204,255)
Term deposits and investments	(32,783,527)
Other	(29,082)
Financing received from the BCRA and other financial institutions	(784,444)
Repo transactions	(2,075)
Other financial institutions	(2,075)
Other financial liabilities	(1,617,444)
Corporate bonds issued	(1,869,157)

TOTAL	(39,194,802)

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT Q

(continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2019

(stated in thousands of pesos)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year	OCI
Private debt securities	8,720	13,251
Government debt securities	29,600,587	(4,871,773)

TOTAL	29,609,307	(4,858,522)

Commission income	Income for the year
Linked to obligations	9,413,173
Linked to loans	722,090
Linked to loan commitments and financial guarantees	1,680
Linked to securities	100,490
Linked to cards	5,975,259
Linked to insurance	924,635
Linked to foreign trade and exchange transactions	889,430

TOTAL	18,026,757

Commission expenses	Income for the year
Linked to transactions with securities	(2,468)
Linked to foreign trade and exchange transactions	(302,451)
Other	(11,093,158)

TOTAL	(11,398,077)

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

					Decreases
Accounts	Balances at the beginning of the year	Increases			Reversals	Uses	Acquisition of control over subsidiaries (5)	Balances as of 12.31.19	Balances as of 12.31.18
Other financial assets	84,321	2,078,622	(1	)(3)	—	291	—	2,162,652	84,321
Loans and other financing	4,258,239	7,625,939	(1	)(3)	51,180	3,664,274	160,508	8,329,232	4,258,239
Other financial institutions	85,488	17,754			45,408	20,660	—	37,174	85,488
Non-financial private sector and residents abroad	4,172,751	7,608,185			5,772	3,643,614	160,508	8,292,058	4,172,751
Overdrafts	110,147	104,438			—	107,298	—	107,287	110,147
Instruments	1,164,674	1,818,551			—	161,203	—	2,822,022	1,164,674
Mortgage loans	99,518	51,481			—	3,760	—	147,239	99,518
Pledge loans	44,250	43,260			5,054	24,903	149,459	207,012	44,250
Consumer loans	808,085	1,437,420			—	1,000,867	—	1,244,638	808,085
Credit card loans	1,359,528	2,649,403			—	1,599,805	—	2,409,126	1,359,528
Financial leases	47,227	70,699			591	30,595	2,887	89,627	47,227
Other	539,322	1,432,933			127	715,183	8,162	1,265,107	539,322
Private securities	1,314	347	(2	)(3)	877	—	—	784	1,314
Contingent commitments	1,483	—	(4)		558	—	—	925	1,483

TOTAL ALLOWANCES	4,345,357	9,704,908			52,615	3,664,565	160,508	10,493,593	4,345,357

(1)

Setup in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration the disclosures made in Note 11 - Other financial assets and in Note 12 - Loans and other financing to the consolidated financial statements.

(2)	Setup in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(3)	Includes total exchange rate difference of:

- Other financial assets	473,737
- Loans and other financing	836,370
- Private securities	347

(4)	Setup in compliance with credit risk resulting from non-used balances from checking account over drafts granted, guarantees, sureties and other contingent commitments.
(5)	On July 1, 2019, the Entity consolidated with Volkswagen Financial Services Compañía Financiera S.A. and PSA Finance Arg. Cía. Financiera S.A. as a result of the acquisition of control (see Note 1).

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

KPMG	+54 11 4316 5700
Bouchard 710 - 1° piso - C1106ABL	www.kpmg.com.ar
Buenos Aires, Argentina

INDEPENDENT AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of

BBVA Argentina S.A.

Registered office: Av. Córdoba 111

Autonomous City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30-50000319-3

Report on the financial statements

We have audited the accompanying consolidated financial statements of BBVA Argentina S.A. and its subsidiaries (the “Entity”), which include the consolidated statement of financial position as of December 31, 2019, the consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and explanatory notes and exhibits.

The balances and other information for fiscal year 2018 are an integral part of the referred consolidated financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors’ and Management’s responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation of the accompanying consolidated financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (“BCRA”), which, as indicated in note 2 to the accompanying consolidated financial statements, is based on the International Financial Reporting Standards (“IFRS”), as approved by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), except for section 5.5. “Impairment” of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”, which were temporarily excluded by the BCRA from the financial reporting framework applicable to financial institutions. In preparing its financial statements, the Entity has also considered the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the treatment to be afforded to uncertain tax positions, and Memorandum No. 7/2019 issued by the BCRA on April 29, 2019 concerning the valuation of the equity interest held by the Entity in Prisma Medios Pago S.A. The Board of Directors and Management are also responsible for the design, implementation and maintenance of internal controls deemed necessary to enable the preparation of consolidated financial statements free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on the accompanying consolidated financial statements based on our audit. We conducted our audit in accordance with the auditing standards set forth by Technical Resolution No. 37 of the FACPCE and the auditing standards set forth by the BCRA applicable to the audit of financial statements (“Minimum Standards applicable to External Audits”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit entails performing procedures on a selective basis to obtain judgmental elements on the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity’s existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We consider the judgmental elements we have obtained are valid and sufficient to support our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of BBVA Argentina S.A. and its subsidiaries as of December 31, 2019, as well as the consolidated results of operations, the changes in equity and cash flows for the year then ended, in conformity with the BCRA financial reporting framework described in note 2 to such consolidated financial statements.

Emphasis of matter

Without further modifying our opinion, we draw users’ attention to the following information disclosed in the accompanying consolidated financial statements, which should be considered for the interpretation thereof:

a)

as explained in note 2.a) to the accompanying consolidated financial statements, the same have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework, which differs from IFRS as to the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments”; such section was temporarily excluded by the BCRA from the financial reporting framework applicable to financial institutions. The Entity is currently calculating the impact of the first-time adoption of such standard as of December 31, 2019;

b)

as explained in notes 2.b) and 3.2, according to the terms of Communication “A” 6651 issued by the BCRA, the Entity has not applied IAS 29 “Financial Reporting in Hyperinflationary Economies” in preparing the accompanying financial statements. The existence of an inflationary context affects the Entity’s financial position and profit or loss and, therefore, the impact of inflation may distort accounting disclosures and shall be taken into consideration when interpreting the information the Entity provides in these accompanying consolidated financial statements on its financial position, comprehensive income and cash flows. The Entity has estimated the impact of the restatement into constant currency on its financial statements as of December 31, 2019 and 2018, which would result in an increase of $ 11,148,000 and $ 10,707,295 in shareholders’ equity, respectively, and a decrease of $ 23,935,000 and $ 17,090,946 in income, respectively;

c)

as explained in note 2.c) to the accompanying consolidated financial statements, the same have been prepared by the Entity’s Board of Directors and Management, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions. Such treatment differs from that set out by the IFRS, and

d)

as explained in notes 2.d) and 16, by reason of the partial sale of the shareholding in Prisma Medios de Pago S.A., the remaining stake was reclassified to “Investments in equity instruments” and measured at fair value through profit or loss on the basis of a valuation report prepared by an independent appraiser, net of the valuation adjustment mandated by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019.

Information required by other legal and regulatory standards

In compliance with applicable provisions, we hereby report that:

a)

the accompanying consolidated financial statements have been transcribed to the Financial Statements for Reporting Purposes book, and arise from the Entity’s financial records which have been kept, in all formal aspects, in accordance with applicable legal standards;

b)

as of December 31, 2019, the Entity complies with the minimum shareholders’ equity and cash contra-account required by the Argentine Securities Commission (CNV) for settlement and clearing agents, as indicated in Note 52 to the accompanying consolidated financial statements;

c)

we have reviewed the reporting summary required by the Argentine Securities Commission (CNV) in respect of which, as far as the matters within our competence are concerned, we have no significant observations to make;

d)

as of December 31, 2019, and according to the Entity’s accounting records, accrued liabilities in respect of taxes and contributions owing to the Argentine Integrated Retirement and Pensions System amounted to $ 341,070,864, there being no due and payable debts as of such date; and

e)	in accordance with the requirements of Article 21, paragraph e, Section VI, Chapter III, Title II of the CNV’s rules (NT 2013), we hereby report that:

•

the ratio of total professional audit services rendered by our firm, involving the preparation of reports on financial statements and other special reports or certifications on accounting or financial information, and invoiced to the Entity, to the total comprehensive amount invoiced to the Entity, including said audit services, for fiscal year ended December 31, 2019, is 97%;

•	the ratio of total professional audit services invoiced to the Entity to total professional audit services invoiced to the Entity and its subsidiaries and affiliates is 70%, and

•	the ratio of total professional audit services invoiced to the Entity to the total comprehensive amount invoiced to the Entity and its subsidiaries and affiliates, including audit services, is 69%.

Autonomous City of Buenos Aires, February 18, 2020

KPMG
CPCECABA Vol. 2 Fol. 6

Carlos F. Bruno
Partner
Public Accountant (UBA)
CPCECABA Vol. CXCVIII Fol. 90

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits		12.31.19	12.31.18
ASSETS
Cash and deposits in banks	4		156,140,665	99,102,416
Cash			46,723,962	15,570,362
Financial institutions and correspondents			109,416,703	83,532,054
Argentine Central Bank (BCRA)			107,454,632	75,503,977
Other in the country and abroad			1,962,071	8,028,077
Debt securities at fair value through profit or loss	5 and Exhibit A		4,129,970	7,505,826
Derivative instruments	6		3,042,500	591,418
Repo transactions	7		—	12,861,116
Other financial assets	8		1,567,006	9,233,052
Loans and other financing	9		188,881,981	181,398,818
Non-financial government sector			458	207
Argentine Central Bank (BCRA)			17,405	383
Other financial institutions			6,718,059	9,583,794
Non-financial private sector and residents abroad			182,146,059	171,814,434
Other debt securities	10		45,177,812	23,742,631
Financial assets pledged as collateral	11		5,922,746	4,703,064
Investments in equity instruments	13 and Exhibit A		2,055,863	10,216
Investments in subsidiaries and associates	14		3,495,596	2,371,153
Property and equipment	15		11,489,013	9,816,116
Intangible assets	16		588,883	510,912
Deferred income tax assets	12 b	)	5,827,700	194,036
Other non-financial assets	17		3,096,972	2,133,285
Non-current assets held for sale	18		59,776	493,373

TOTAL ASSETS			431,476,483	354,667,432

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits		12.31.19	12.31.18
LIABILITIES
Deposits	19 and Exhibit H		293,411,793	259,763,289
Non-financial government sector			2,938,134	1,544,761
Financial sector			184,653	294,122
Non-financial private sector and residents abroad			290,289,006	257,924,406
Liabilities at fair value through profit or loss	20		580,802	692,270
Derivative instruments	6		3,072,947	1,377,259
Repo transactions	7		—	14,321
Other financial liabilities	21		28,221,321	28,189,392
Financing received from the BCRA and other financial institutions	22		3,443,180	5,527,525
Corporate bonds issued	23		4,790,777	2,473,690
Deferred income tax liabilities	12 a	)	7,901,859	3,609,985
Provisions	Exhibit J		9,757,124	3,603,314
Other non-financial liabilities	24		16,548,502	10,864,722

TOTAL LIABILITIES			367,728,305	316,115,767

EQUITY
Share capital	26		612,710	612,660
Non-capitalized contributions			6,744,974	6,735,977
Capital adjustments			312,979	312,979
Reserves			28,488,024	17,424,932
Retained earnings			—	3,856,405
Other accumulated comprehensive income			(3,418,709)	(4,975)
Income for the year			31,008,200	9,613,687

TOTAL EQUITY			63,748,178	38,551,665

TOTAL LIABILITIES AND EQUITY			431,476,483	354,667,432

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

SEPARATE STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	Notes and Exhibits		Accumulated as of 12.31.19	Accumulated as of 12.31.18
Interest income	27		91,799,902	46,630,797
Interest expenses	28		(37,826,179)	(21,154,905)

Net interest income			53,973,723	25,475,892

Commission income	29		17,674,736	12,058,676
Commission expenses	30		(11,361,152)	(6,904,951)

Net commission income			6,313,584	5,153,725

Net (loss) / income from financial instruments at fair value through profit or loss	31		7,691,051	(8,556)
Net (loss) / income from write-down of assets at amortized cost and at fair value through OCI	32		(47,464)	(121,400)
Foreign exchange and gold gains/(losses)	33		8,571,395	5,234,563
Other operating income	34		9,949,214	4,170,202
Loan loss allowances	Exhibit R		(8,353,987)	(3,435,810)

Net operating income			78,097,516	36,468,616

Personnel benefits	35		(13,534,356)	(8,843,818)
Administrative expenses	36		(11,521,794)	(7,085,426)
Depreciation and amortization	37		(1,990,286)	(873,055)
Other operating expenses	38		(16,969,216)	(7,402,087)

Operating income			34,081,864	12,264,230

Income from associates and joint ventures			1,465,873	1,130,498

Income before income tax			35,547,737	13,394,728

Income tax	12 b	)	(4,539,537)	(3,781,041)

Net income for the year			31,008,200	9,613,687

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EARNINGS PER SHARE

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	12.31.19	12.31.18
Numerator:
Net income attributable to owners of the Parent	31,008,200	9,613,687
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	31,008,200	9,613,687
Denominator:
Weighted average of outstanding common shares for the year	612,671,108	612,659,638
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,671,108	612,659,638
Basic earnings per share (stated in thousands of pesos)	50.6115	15.6917
Diluted earnings per share (stated in thousands of pesos) (1)	50.6115	15.6917

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	Accumulated as of 12.31.19	Accumulated as of 1 2.31.18
Net income for the year	31,008,200	9,613,687
Other comprehensive income components to be reclassified to income/(loss) for the year:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(loss) for the year on the share in OCI from associates and joint ventures at equity method	(76,825)	106,476

	(76,825)	106,476

Profits or losses from financial instruments at fair value through OCI
(Loss) for the year on financial instruments at fair value through OCI	(4,818,307)	(303,127)
Reclassification adjustment for the year	47,464	120,543
Income tax	1,431,298	55,050

	(3,339,545)	(127,534)

Other comprehensive income components not to be reclassified to income/(loss) for the year:
Profits or losses from equity instruments at fair value through OCI (Item 5.7.5 of IFRS 9)
Income for the year on equity instruments at fair value through OCI	3,765	—
Income tax	(1,129)	—

	2,636	—

Total other comprehensive loss for the year	(3,413,734)	(21,058)

Total Comprehensive Income	27,594,466	9,592,629

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	2019									2018
	Share capital	Non-capitalized contributions		Other comprehensive income		Reatained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total	Total
Balances at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA	—	—	—	—	—	—	—	—	—	3,872,488

Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	29,929,036

Total comprehensive income for the year
- Net income for the year	—	—	—	—	—	—	—	31,008,200	31,008,200	9,613,687
- Other comprehensive loss for the year	—	—	—	(3,339,545)	(74,189)	—	—	—	(3,413,734)	(21,058)
- Allocation of unappropriated retained earnings as per Shareholders’
Meetings held on April 24, 2019 and April 10, 2018
Legal reserve	—	—	—	—	—	1,922,737	—	(1,922,737)	—	—
Cash dividends (2)	—	—	—	—	—	—	—	(2,407,000)	(2,407,000)	(970,000)
Special statutory reserve due to application of IFRS (1)	—	—	—	—	—	—	3,856,405	(3,856,405)	—	—
Other	—	—	—	—	—	—	5,283,950	(5,283,950)	—	—
- Shares pending issuance (3)	50	8,997	—	—	—	—	—	—	9,047	—

Balances at fiscal year end	612,710	6,744,974	312,979	(3,452,157)	33,448	6,725,641	21,762,383	31,008,200	63,748,178	38,551,665

(1)

Of the total impact of the implementation of the financial reporting framework set forth by the BCRA for $3,872,488, the Entity allocated $3,856,405 recorded in Unappropriated Retained Earnings at the beginning of fiscal year 2018 to Other reserves, the remaining balance being $16,083 recorded in Other Comprehensive Income.

(2)	Corresponds to $ 3.93 per share.
(3)	Issue of 50,441 book-entry common shares of $1 par value each and entitled to one (1) vote per share, undergoing registration proceedings before the Superintendence of Corporations (IGJ). See Note 26.

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	12.31.19	12.31.18
Cash flows from operating activities
Income before income tax	35,547,737	13,394,728
Adjustments to obtain cash flows from operating activities:	(25,677,831)	(16,531,883)
Depreciation and amortization	1,990,286	873,055
Loan loss allowance	8,353,987	3,435,810
Effect of exchange rate changes on cash and cash equivalents	(33,444,684)	(22,623,790)
Income/(loss) for the sale of Prisma Medios de Pagos S.A.	(2,644,937)	—
Income/(loss) for put options taken - Prisma Medios de Pagos S.A.	(685,000)	—
Other adjustments	752,517	1,783,042
Net decreases from operating assets:	(20,836,684)	(77,384,764)
Debt securities at fair value through profit or loss	3,375,856	(1,713,329)
Derivative instruments	(1,766,082)	5,701
Repo transactions	12,861,116	(6,527,177)
Loans and other financing	(13,111,040)	(52,325,810)
Non-financial government sector	(251)	11
Other financial institutions	2,848,713	(529,144)
Non-financial private sector and residents abroad	(15,959,502)	(51,796,677)
Other debt securities	(26,202,259)	(7,692,923)
Financial assets pledged as collateral	(1,219,682)	(1,452,600)
Investments in equity instruments	—	(3,346)
Other assets	5,225,407	(7,675,280)
Net increases from operating liabilities:	38,359,354	117,133,633
Deposits	33,648,504	102,909,450
Non-financial government sector	1,393,373	418,008
Financial sector	(109,469)	64,539
Non-financial private sector and residents abroad	32,364,600	102,426,903
Liabilities at fair value through profit or loss	(111,468)	692,270
Derivative instruments	1,695,688	(14,274)
Repo transactions	(14,321)	(271,089)
Other liabilities	3,140,951	13,817,276
Income tax paid	(1,080,376)	(890,768)

Total cash flows generated by operating activities	26,312,200	35,720,946

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

Accounts	12.31.19	12.31.18
Cash flows from investing activities
Payments:	(2,654,062)	(1,977,962)
Purchase of property and equipment, intangible assets and other assets	(2,654,062)	(1,743,993)
Purchase of debt or equity instruments issued by other entities	—	(233,969)
Collections:	2,553,636	1,011,266
Sale of investments in equity instruments	1,729,915	—
Sale of property and equipment, intangible assets and other assets	—	380,261
Other collections related to investing activities	823,721	631,005

Total cash flows (used in) investing activities	(100,426)	(966,696)

Cash flows from financing activities
Payments:	(5,911,499)	(2,420,346)
Dividends	(2,407,000)	(970,000)
Non-subordinated corporate bonds	(2,838,620)	(1,113,082)
Financing by local financial institutions	—	(257,991)
Lease payments	(665,879)	—
Other payments related to financing activities	—	(79,273)
Collections:	3,293,290	5,965,215
Non-subordinated corporate bonds	3,286,550	784,334
BCRA	6,740	1,537
Other collections related to financing activities	—	5,179,344

Total cash flows (used in)/generated by financing activities	(2,618,209)	3,544,869

Effect of exchange rate changes on cash and cash equivalents	33,444,684	22,623,790

Total changes in cash flows	57,038,249	60,922,909

Cash and cash equivalents at the beginning of the year (Note 4)	99,102,416	38,179,507

Cash and cash equivalents at fiscal year end (Note 4)	156,140,665	99,102,416

The accompanying notes and exhibits hereto are an integral part of these financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated financial statements, BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA.

These financial statements of the Bank are supplementary to the consolidated financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These financial statements for the year ended December 31, 2019 were prepared pursuant to the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)

application of the impairment model set forth in Section 5.5 “Impairment” of IFRS No. 9 “Financial instruments” until the fiscal years commencing on January 1, 2020. On December 5, 2018, the Entity filed with the BCRA the impairment model to be applied within the framework of IFRS No. 9 as from January 1, 2020. On December 27, 2019, the BCRA published Communication “A” 6847 establishing that debt instruments issued by the non-financial public sector would be temporarily exempted from adopting the guidelines of paragraph 5.5 “Impairment” of IFRS 9;

b)

application of International Accounting Standard No. 29 (IAS No. 29) “Financial reporting in hyperinflationary economies,” which shall be applicable for the fiscal years beginning on or after January 1, 2020, taking into consideration the provisions of Communication “A” 6651 issued by the BCRA (see Note 3.2 to the consolidated financial statements);

c)

the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 2,207,318 as of December 31, 2019 and 2018, respectively. Likewise, income for fiscal years ended December 31, 2019 and 2018 would have increased by 3,239,760 and 1,021,518, respectively (Note 15.c to the consolidated financial statements), and

d)

the instructions provided by Memorandum No. 7/2019 issued by the BCRA on April 29, 2019, which set forth the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of December 31, 2019 (see Note 16 to the consolidated financial statements).

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

As stated in Note 2 to the consolidated financial statements, the abovementioned circumstances result in a departure from the IFRS, which has a significant impact and may distort the information provided in these separate financial statements.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency and unit of account (Note 3 to the consolidated financial statements)

•	Accounting judgments and estimates (Note 4 to the consolidated financial statements)

•	Significant accounting policies (Note 5 to the consolidated financial statements), except for the measurement of ownership interests in subsidiaries

•	IFRS issued but not yet effective for Financial Institutions (Note 6 to the consolidated financial statements)

•	Provisions (Notes 5.12 and 27 to the consolidated financial statements)

•	Fair values of financial instruments (Note 43 to the consolidated financial statements)

•	Segment reporting (Note 44 to the consolidated financial statements)

•	Subsidiaries (Note 45 to the consolidated financial statements)

•	Risks of financial instruments (Note 47 to the consolidated financial statements)

•	Deposits guarantee regime (Note 50 to the consolidated financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash-contra account (Note 52 to the consolidated financial statements)

•	Trust activities (Note 54 to the consolidated financial statements)

•	Mutual funds (Note 55 to the consolidated financial statements)

•	Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated financial statements)

•	Management of capital and transparency policy on corporate governance (Note 57 to the consolidated financial statements)

•	Subsequent events (Note 58 to the consolidated financial statements)

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

3.	Significant accounting policies

The Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2019, in the fiscal years presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable returns from its interest in the company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

The financial statements as of December 31, 2019 of the subsidiaries BBVA Asset Management Argentina S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4.	Cash and deposits in banks

	12.31.19	12.31.18
Cash	46,723,962	15,570,362
BCRA - Current account	107,454,632	75,503,977
Balances in local and foreign financial institutions	1,962,071	8,028,077

TOTAL	156,140,665	99,102,416

5.	Debt securities at fair value through profit or loss

	12.31.19	12.31.18
Government securities	51,871	950,525
Private securities – Corporate bonds	93,603	167,913
BCRA Bills	3,984,496	6,387,388

TOTAL	4,129,970	7,505,826

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions.

The aforementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments.” Changes in fair values were recognized in the Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss.”

As of December 31, 2019, the Entity has accounted for premiums from put options written in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer as of December 2021. Such equity interest was measured at fair value, in reliance of a report prepared by independent appraisers (see Note 43 to the consolidated financial statements).

These transactions do not qualify as hedging pursuant to IFRS No. 9—“Financial Instruments.”

Breakdown is as follows:

Assets

	12.31.19	12.31.18
Debit balances linked to foreign currency forwards pending settlement in pesos	2,357,500	591,418
Premiums from put options taken—Prisma Medios de Pago S.A.	685,000	—

TOTAL	3,042,500	591,418

Liabilities

	12.31.19	12.31.18
Credit balances linked to foreign currency forwards pending settlement in pesos	2,926,561	889,731
Credit balances linked to interest rate swaps	146,386	487,528

TOTAL	3,072,947	1,377,259

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and euros, as applicable, as well as the base value of interest rate swaps are reported below:

	12.31.19	12.31.18
Foreign Currency Forwards
Foreign currency forward purchases - US$	618,497	620,651
Foreign currency forward purchases - Euros	35	—
Foreign currency forward sales - US$	620,956	760,615
Foreign currency forward sales - Euros	1,804	5,463
Interest rate swaps
Fixed rate for floating rate	1,500,050	3,261,154

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	12.31.19	12.31.18
Amounts receivable for reverse repurchase transactions of government securities and	—	154,753
BCRA bills with financial institutions
Amounts receivable for reverse repurchase transactions of government securities (1)	—	2,706,363
with non-financial institutions	—

TOTAL	—	12,861,116

(1)

Related to two repo transactions of Argentine Bonds in US Dollars 2024 carried out with Argentina for an original total of US$ 50,000,000 and US$ 300,000,000, which were settled on March 1, 2019 and August 20, 2019, respectively.

Repurchase transactions

	12.31.19	12.31.18
Amounts payable for repurchase transactions of BCRA bills	—	14,321

TOTAL	—	14,321

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

8.	Other financial assets

The breakdown of other financial assets is as follows:

	12.31.19	12.31.18
Measured at amortized cost
Financial debtors from spot transactions pending settlement	253,523	6,842,344
Non-financial debtors from spot transactions pending settlement	27,779	91,052
Debtors from the sale of the shareholding in Prisma Medios de Pago S.A.	1,881,881	—
Other receivables	1,383,860	1,816,476
Other	161,323	552,220

	3,708,366	9,302,092

Allowance for loan losses (Exhibit R)	(2,141,360)	(69,040)

TOTAL	1,567,006	9,233,052

Allowance for loan losses in Other financial assets:

Changes in allowances for fiscal year 2019 are included in Exhibit R. Below is a breakdown of changes in allowances for the fiscal year 2018:

Changes in Allowances per instrument class	Other financial assets
Balances as of January 1, 2018	57,566
Allowances set up during the year	15,526
Allowances reversed during the year	(2,592)
Allowances used during the year	(1,460)

Balances as of December 31, 2018	69,040

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

9.	Loans and other financing

The Bank keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	12.31.19	12.31.18
Non-financial government sector	458	207
BCRA	17,405	383
Other financial institutions	6,775,893	9,669,282
Overdrafts	14,397,300	11,789,313
Discounted instruments	12,336,236	11,310,587
Unsecured instruments	11,360,539	12,739,330
Instruments purchased	—	264,434
Mortgage loans	14,151,441	10,104,731
Pledge loans	1,349,226	1,650,222
Consumer loans	23,534,654	23,560,930
Credit cards	72,065,842	41,869,188
Loans for the prefinancing and financing of exports	18,296,107	45,088,576
Receivables from finance leases	1,746,717	2,377,747
Loans to personnel	1,712,222	1,203,780
Other financing	19,310,151	14,028,347

	197,054,191	185,657,057

Allowance for loan losses (Exhibit R)	(8,172,210)	(4,258,239)

TOTAL	188,881,981	181,398,818

Allowance for loan and other financing losses:

Changes in allowances for fiscal year 2019 are included in Exhibit R. Below is a breakdown of changes in allowances for the fiscal year 2018:

Changes in Allowances per instrument class	Loans to the financial sector	Overdrafts	Instruments	Mortgage loans	Pledge loans	Consumer loans	Credit cards	Finance leases	Other	Total
Balances as of January 1, 2018	78,521	79,099	376,589	38,924	55,288	473,853	805,049	34,705	335,323	2,277,351
Allowances set up during the year (1)	71,462	114,125	793,121	60,700	7,622	769,448	1,428,321	22,951	479,376	3,747,126
Allowances reversed during the year	(64,495)	(1,356)	—	—	(6,536)	(64,888)	(109,613)	—	(8,565)	(255,453)
Allowances used during the year	—	(81,721)	(5,036)	(106)	(12,124)	(370,328)	(764,229)	(10,429)	(266,812)	(1,510,785)

Balances as of December 31, 2018	85,488	110,147	1,164,674	99,518	44,250	808,085	1,359,528	47,227	539,322	4,258,239

(1)	It includes exchange rate differences for 327,538 as of December 31, 2018.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Finance leases

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of the finance leases (leasing) and the current value of the minimum payments to be received thereunder:

	12.31.19		12.31.18
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Up to 1 year	920,204	917,172	977,272	972,981
From 1 to 5 years	832,469	829,545	1,414,800	1,404,766

TOTAL	1,752,673	1,746,717	2,392,072	2,377,747

Principal		1,726,445		2,343,180
Interest accrued		20,272		34,567

TOTAL		1,746,717		2,377,747

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

As of December 31, 2019 and 2018, the Bank holds the following contingent transactions booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.19	12.31.18
Overdrafts and receivables agreed not used	311,353	531,590
Guarantees granted	506,284	578,092
Liabilities related to foreign trade transactions	884,939	141,321
Secured loans	303,122	462,080

	2,005,698	1,713,083

Risks related to the aforementioned contingent transactions are assessed and controlled within the framework of the Bank’s credit risk policy.

10.	Other debt securities

a)	Financial assets measured at amortized cost

	12.31.19	12.31.18
Corporate bonds under credit recovery	83	136

	83	136

Allowance for loan losses - Private securities (Exhibit R)	(83)	(136)

TOTAL	—	—

b)	Financial assets measured at fair value through OCI

	12.31.19	12.31.18
Government securities	16,031,680	9,815,621
BCRA Liquidity Bills	29,076,683	13,815,040
Private securities – Corporate bonds	70,150	113,148

	45,178,513	23,743,809

Allowance for loan losses - Private securities (Exhibit R)	(701)	(1,178)

TOTAL	45,177,812	23,742,631

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Allowance for loan losses in other debt securities:

Changes in allowances for fiscal year 2019 are included in Exhibit R. Below is a breakdown of changes in allowances for the fiscal year 2018:

Changes in Allowances per instrument class	Corporate bonds
Balances as of January 1, 2018	1,605
Allowances set up during the year	696
Allowances reversed during the year	(987)

Balances as of December 31, 2018	1,314

11.	Financial assets pledged as collateral

As of December 31, 2019 and 2018, the Entity delivered the financial assets listed below as collateral:

		12.31.19	12.31.18
BCRA - Special guarantee accounts	(1)	2,827,885	1,238,252
Guarantee Trust - Government securities and BCRA bills at fair value through OCI	(2)	—	1,061,766
Guarantee Trust - Pesos	(2)	68,340	14,260
Deposits as collateral	(3)	3,026,521	2,372,751
For repo transactions - Government securities at fair value	(4)	—	16,035

TOTAL		5,922,746	4,703,064

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, with leases and futures contracts.
(4)	It corresponds to repo transactions.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

12.	Income tax

a) Current income tax liabilities

Breakdown is as follows:

	12.31.19	12.31.18
Income tax provision	8,759,701	4,278,000
Advances	(857,594)	(667,440)
Collections and withholdings	(248)	(575)

	7,901,859	3,609,985

b) Income tax expense

The breakdown and changes in deferred income tax assets and liabilities are disclosed below:

		Changes recognized in			As of 12.31.19
Account	As of 12.31.18	Separate statement of income	Separate statement of OCI	Deferred liabilities (1)	Deferred tax assets	Deferred tax liabilities	At year end
Allowance for loan losses	1,020,008	873,518	—	—	1,893,526	—	1,893,526
Provisions	517,234	1,516,730	—	—	2,033,964	—	2,033,964
Loans and card commissions	190,119	(57,643)	—	—	132,476	—	132,476
Organization and other expenses	(421,647)	174,546	—	—	—	(247,101)	(247,101)
Property and equipment and	(1,283,344)	173,731	—	—	—	(1,109,613)	(1,109,613)
Miscellaneous assets
Debt securities and Investments in equity	(147,732)	(2,390,314)	1,430,169	(16,669)	—	(1,124,546)	(1,124,546)
instruments
Derivatives	318,616	(246,577)	—	—	72,039	—	72,039
Tax inflation adjustment	—	4,176,200	—	—	4,176,200	—	4,176,200
Other	782	(27)	—	—	755	—	755

Balance	194,036	4,220,164	1,430,169	(16,669)	8,308,960	(2,481,260)	5,827,700

(1)	It refers to BBVA Francés Valores S.A. merger.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Account		Changes recognized in		As of 12.31.18
	As of 12.31.17	Separate statement of income	Separate statement of OCI	Deferred tax assets	Deferred tax liabilities
Allowances for loan losses	543,935	476,073	—	1,020,008	—
Provisions	463,247	53,987	—	517,234	—
Loans and cards commissions	196,436	(6,317)	—	190,119	—
Organization and other expenses	(215,063)	(206,584)	—	—	(421,647)
Property and equipment, and Miscellaneous assets	(1,286,380)	3,036	—	—	(1,283,344)
Debt securities and Investments in equity instruments	(72,078)	(130,704)	55,050	—	(147,732)
Derivatives	11,201	307,415	—	318,616	—
Other	729	53	—	782	—

Balance	(357,973)	496,959	55,050	2,046,759	(1,852,723)

Breakdown of income tax expense:

	12.31.19	12.31.18
Current tax	8,759,701	4,278,000
Deferred tax	(4,220,164)	(496,959)

	4,539,537	3,781,041

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

The Bank’s effective rate for the fiscal year ended December 31, 2019 and 2018 was 13% and 28%, respectively.

	12.31.19	12.31.18
Income before income tax	35,547,737	13,394,728
Income tax rate	30%	30%

Tax on taxable income	10,664,321	4,018,418

Permanent differences:
Non-taxable income	(783,762)	(352,564)
Non-income tax deductible expenses	32,921	53,868
Effect of tax rate change	(293,024)	77,628
Prior year excess income tax provision	31,755	(8,697)
Other	(8,474)	(7,612)
Tax inflation adjustment	(5,104,200)	—

Income tax expense	4,539,537	3,781,041

	13%	28%

13.	Investments in equity instruments

Investments in equity instruments for which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

13.1	Investments in equity instruments through profit or loss

	12.31.19	12.31.18
Prisma Medios de Pago S.A. (Note 16 to the consolidated financial statements)	1,885,260	—
Mercado de Valores de Buenos Aires S.A.	80,375
BYMA - Bolsas y Mercados Argentinos S.A.	62,859	—

TOTAL	2,028,494	—

13.2	Investments in equity instruments through other comprehensive income

	12.31.19	12.31.18
Banco Latinoaméricano de Exportaciones S.A.	26,385	9,516
Other	984	700

TOTAL	27,369	10,216

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	12.31.19	12.31.18
PSA Finance Arg. Companía Financiera S.A.	571,673	434,494
Rombo Compañía Financiera S.A.	656,616	514,779
Volkswagen Financial Services Compañía Financiera S.A.	1,010,625	633,362
Consolidar A.F.J.P. S.A. (under liquidation proceedings)	30,712	28,454
BBVA Francés Valores S.A. (Note 30 to the consolidated financial statements)	—	164,294
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	914,572	426,759
Interbanking S.A.	54,424	33,863
BBVA Consolidar Seguros S.A.	256,974	135,148

TOTAL	3,495,596	2,371,153

15.	Property and equipment

	12.31.19	12.31.18
Real estate	6,385,822	6,820,968
Right of use of leased properties (Note 25)	1,618,415	—
Constructions in progress	254,379	469,519
Furniture and facilities	1,857,875	1,561,128
Machinery and equipment	1,353,381	951,797
Vehicles	19,141	12,704

TOTAL	11,489,013	9,816,116

Detailed information on assets and lease liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate financial statements.

During the fourth quarter of 2019, the Group reclassified real estate in the amount of $461,687 to the line Investment properties (see Exhibit F), following the decision to lease such property to third parties.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Changes in this account for fiscal year 2019 are included in Exhibit F, while changes for 2018 are included below:

Account	Original value as of December 31, 2017	Total estimated useful life in years	Additions	Derecognitions	Depreciation				Residual value as of December 31, 2018
					Accumulated as of December 31, 2017	Derecognition	For the year	Accumulated at year-end
Real estate	7,540,844	50	250,073	405,129	488,719	106,593	182,694	564,820	6,820,968
Furniture and facilities	1,487,776	10	578,940	20,522	331,065	20,507	174,508	485,066	1,561,128
Machinery and equipment	1,102,528	3 and 5	668,025	161,084	371,342	161,084	447,414	657,672	951,797
Vehicles	18,067	5	8,116	29	9,862	—	3,588	13,450	12,704
Works in progress	350,316	—	450,812	331,609	—	—	—	—	469,519

Total	10,499,531		1,955,966	918,373	1,200,988	288,184	808,204	1,721,008	9,816,116

16.	Intangible assets

Changes in this account for fiscal year 2019 are included in Exhibit G, while changes for 2018 are included below:

	12.31.19	12.31.18
Licenses - Software	588,883	510,912

TOTAL	588,883	510,912

Account	Original value as of December 31, 2017	Total estimated useful life in years	Additions	Derecognitions	Amortization				Residual value as of December 31, 2018
					Accumulated as of December 31, 2017	Derecognition	For the year	Accumulated at year-end
Goodwill	3,476	—	—	3,476	—	—	—	—	—
Licenses	454,765	5	233,747	63,174	115,342	63,173	62,257	114,426	510,912

Total	458,241		233,747	66,650	115,342	63,173	62,257	114,426	510,912

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

17.	Other non-financial assets

Breakdown is as follows:

	12.31.19	12.31.18
Investment properties	507,137	66,368
Tax advances	568,700	388,264
Prepayments	1,389,402	1,159,780
Advances to suppliers of goods	170,172	152,848
Other miscellaneous assets	129,541	327,504
Advances to personnel	325,451	8,155
Assets acquired as security for loans	1,878	2,758
Other	4,691	27,608

TOTAL	3,096,972	2,133,285

Investment properties include real estate leased to third parties. The average term of the lease is 6 years. Subsequent improvements are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

Changes in investment properties for fiscal year 2019 are included in Exhibit F. Below is a breakdown of changes in the account for the fiscal year 2018:

12.31.18
Balance at the beginning of the fiscal year	102,720
Derecognitions	(33,949)
Depreciation for the year	(2,403)

Balances as of December 31, 2018	66,368

18.	Non-current assets held for sale

On December 19, 2018, management agreed on a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of December 31, 2019 and 2018 amounts to 59,776, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, management agreed on a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Non-current assets held for sale”, in the amount of 433,597 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in such Company was completed on February 1, 2019. As of December 31, 2019, the remaining ownership interest in this company was recorded under “Investments in equity instruments” (Note 13).

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.19	12.31.18
Non-financial government sector	2,938,134	1,544,761
Financial sector	184,653	294,122
Non-financial private sector and residents abroad	290,289,006	257,924,406
Checking accounts	54,036,081	28,583,294
Savings accounts	147,825,400	140,956,173
Time deposits	83,556,222	84,050,291
Investment accounts	77	—
Other	4,871,226	4,334,648

TOTAL	293,411,793	259,763,289

20.	Liabilities at fair value through profit or loss

	12.31.19	12.31.18
Obligations from securities transactions	580,802	692,270

TOTAL	580,802	692,270

21.	Other financial liabilities

	12.31.19	12.31.18
Creditors from spot transactios pending settlement	120,419	7,031,105
Obligations from financing of purchases	16,970,119	13,105,616
Lease liabilities (Note 25)	2,511,550	—
Accrued commissions payable	14,574	5,893
Collections and other transactions on behalf of third parties	3,201,181	3,374,476
Interest accrued payable	137,530	89,774
Credit balance for spot sales or purchases pending settlement	119,790	—
Payment orders pending crediting	1,938,834	1,069,953
Other	3,207,324	3,512,575

TOTAL	28,221,321	28,189,392

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

22.	Financing received from the BCRA and other financial institutions

	12.31.19	12.31.18
Local financial institutions	887,246	—
Foreign financial institutions	2,539,186	5,517,517
BCRA	16,748	10,008

TOTAL	3,443,180	5,527,525

23.	Corporate bonds issued

Below is a detail of the Bank’s corporate bonds in force as of December 31, 2019 and 2018:

Detail	Issuance date		Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Carrying amount as of 12.31.2019	Carrying amount as of 12.31.2018
Class 20	08.08.2016		292,500	08.08.2019	Badlar Private + 3.23%	Quaterly	—	289,000
	In portfolio	(1)	(3,500)
Class 22	11.18.2016		181,053	11.18.2019	Badlar Private + 3.50%	Quaterly	—	181,053
	In portfolio	(1)	(10,000)					—
Class 23	12.27.2017		553,125	12.27.2019	TM20 (*) + 3.20%	Quaterly	—	551,125
	In portfolio	(1)	(2,000)
Class 24	12.27.2017		546,500	12.27.2020	Badlar Private + 4.25%	Quaterly	526,500	541,500
Class 25	11.08.2018		784,334	11.08.2020	UVA + 9.50%	Quaterly	1,294,040	856,473
Class 27	02.28.2019		1,090,000	08.28.2020	Badlar Private + 6.25%	Quaterly	891,000	—
Class 28	12.12.2019		1,967,150	06.12.2020	Badlar Private + 4%	Quaterly	1,967,150	—

					Total principal		4,678,690	2,419,151
					Interest accrued		112,087	54,539

					Total principal and interest accrued		4,790,777	2,473,690

Definitions:

TM20 RATE: is the single arithmetic mean of interest rates for time deposits for twenty million pesos or over, and from thirty to thirty-five days.

BADLAR RATE: is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

24.	Other non-financial liabilities

	12.31.19	12.31.18
Short term personnel benefits	4,103,199	2,525,378
Long term personnel benefits	295,708	180,354
Other collections and withholdings	3,069,508	2,014,695
Social security payable	61,435	68,967
Advances collected	2,606,751	1,653,586
Miscellaneous creditors	4,849,768	3,427,678
For contract liabilities	383,757	189,140
Other taxes payable	1,174,815	775,669
Other	3,561	29,255

TOTAL	16,548,502	10,864,722

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use of leased assets and lease liabilities in force as of December 31, 2019:

Rights of use under leases

For changes, see Exhibit F.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.19
Up to one year	76,375	2,178	78,553
From 1 to 5 years	1,049,064	177,853	1,226,917
More than 5 years	1,187,135	18,945	1,206,080

			2,511,550

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Interest and exchange rate difference recognized in profit or loss

Other operating expenses	(260,326)
Interest on lease liabilities (Note 38)
Exchange rate difference	(888,552)
Exchange rate difference for finance lease (loss)

Other expenses

Rent (Note 36)	(811,715)

26.	Share capital

Share capital information is disclosed in Note 30 to the consolidated financial statements.

27.	Interest income

	12.31.19	12.31.18
Interest on government securities	29,600,587	8,633,664
Interest on credit card loans	17,190,634	7,643,360
Interest on instruments	9,102,767	5,492,192
Acquisition Value Unit (UVA) clause adjustment	8,640,792	3,769,766
Interest on consumer loans	7,331,192	6,216,299
Interest on overdrafts	8,519,738	6,057,469
Interest on loans to the financial sector	2,737,873	2,777,333
Interest on other loans	2,621,088	2,130,021
Interest on loans for the prefinancing and financing of exports	2,515,142	1,483,643
Premium on reverse repurchase agreements	1,510,375	555,917
Interest on mortgage loans	1,128,897	760,874
Interest on financial leases	452,806	522,539
Interest on pledge loans	368,547	466,285
Stabilization Coefficient (CER) clause adjustment	63,743	87,631
Interest on private securities	8,720	33,767
Other financial income	7,001	37

TOTAL	91,799,902	46,630,797

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

28.	Interest expenses

	12.31.19	12.31.18
Time deposits	31,467,364	14,548,499
Checking accounts deposits	1,904,818	3,750,432
Other liabilities from financial transactions	2,928,561	1,511,218
Acquisition Value Unit (UVA) clause adjustment	1,227,221	1,085,693
Savings accounts deposits	204,255	116,205
Interfinancial loans received	62,803	49,495
Other	29,082	10,633
Premium on reverse repurchase agreements	2,075	82,730

TOTAL	37,826,179	21,154,905

29.	Commission income

	12.31.19	12.31.18
Linked to liabilities	9,413,173	6,031,884
Linked to loans	370,069	188,487
Linked to securities	100,490	125,171
From guarantees granted	1,680	2,358
Linked to credit cards	5,975,259	4,514,166
Linked to insurance	924,635	708,182
From foreign trade and currency transactions	889,430	488,428

TOTAL	17,674,736	12,058,676

30.	Commission expenses

	12.31.19	12.31.18
From credit and debit cards	8,606,393	5,202,881
Linked to transactions with securities	2,468	1,269
From foreign trade transactions	302,451	127,557
From payment of wages	1,047,545	413,103
From promotions	62,433	260,077
Other digital sales services	503,364	413,835
Other commission expenses	836,498	486,229

TOTAL	11,361,152	6,904,951

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

31.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	12.31.19	12.31.18
Income/(loss) from foreign currency forward transactions	1,229,798	(187,073)
Income from government securities	3,697,319	985,892
Income from corporate bonds	40,156	33,586
Income/(loss) from private securities	2,446,788	(3,317)
Interest rate swaps	(407,876)	(837,644)
Income from put options taken - Prisma Medios de Pago S.A. (Note 9)	685,000	—
Other	(134)	—

TOTAL	7,691,051	(8,556)

32.	(Loss) from writing down of financial assets at amortized cost and at fair value through OCI

	12.31.19	12.31.18
Loss from sale of government securities	(46,540)	(120,545)
Loss from sale of private securities	(924)	(855)

TOTAL	(47,464)	(121,400)

33.	Foreign exchange and gold gains (losses)

	12.31.19	12.31.18
Conversion of foreign currency assets and liabilities into pesos	(148,477)	1,079,660
Income from purchase-sale of foreign currency	8,719,872	4,154,903

TOTAL	8,571,395	5,234,563

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

34.	Other operating income

	12.31.19	12.31.18
Rental of safe deposit boxes	579,531	437,390
Adjustments and interest on miscellaneous receivables	1,047,683	442,130
Punitive interest	171,775	78,563
Loans recovered	535,114	295,652
Allowances reversed	48,782	259,496
Income from sale of non-current assets held for sale	2,644,937	—
Income tax - Tax inflation adjustment - Fiscal year 2018 (Note 15.c) to the condensed	3,239,760	1,021,518
consolidated interim financial statements)
Commissions from credit and debit cards	595,407	431,320
Other operating income	1,086,225	1,204,133

TOTAL	9,949,214	4,170,202

35.	Personnel benefits

	12.31.19	12.31.18
Salaries	7,906,481	5,003,738
Social security charges	2,339,608	1,491,100
Personnel compensation and bonuses	408,382	748,993
Personnel services	298,940	186,358
Other short-term personnel benefits	2,463,481	1,356,703
Termination benefits (Exhibit J)	3,016	13,961
Other long-term benefits	114,448	42,965

TOTAL	13,534,356	8,843,818

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

36.	Administrative expenses

	12.31.19	12.31.18
Travel expenses	135,433	85,343
Administrative expenses	1,047,945	491,095
Security services	397,500	293,815
Fees to Bank Directors and Supervisory Committee	12,237	16,231
Other fees	532,991	306,477
Insurance	117,158	70,310
Rent (Note 25)	811,715	777,389
Stationery and supplies	60,484	36,187
Electricity and communications	586,449	328,354
Advertising	504,173	389,292
Taxes	2,637,416	1,638,716
Maintenance costs	1,227,861	755,650
Armored transportation services	2,176,302	1,067,470
Other administrative expenses	1,274,130	829,097

TOTAL	11,521,794	7,085,426

37.	Depreciation and amortization

	12.31.19	12.31.18
Depreciation of property and equipment (Exhibit F and Note 15 )	1,289,141	808,204
Amortization of intangible assets (Exhibit G and Note 16 )	292,981	62,257
Amortization of right of use of leased properties (Note 25)	398,756	—
Depreciation of other assets	9,408	2,594

TOTAL	1,990,286	873,055

38.	Other operating expenses

	12.31.19	12.31.18
Contributions to the deposits Guarantee Fund	493,734	326,636
Turnover tax	6,313,900	4,001,500
Other allowances (Exhibit J)	5,191,179	1,623,729
Reorganization charges (Exhibit J)	2,293,763	—
Claims	132,318	158,111
Interest on lease liabilities (Note 25)	260,326	—
Initial recognition of loans	1,200,045	640,723
Other operating expenses	1,083,951	651,388

TOTAL	16,969,216	7,402,087

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

39.	Related parties

See Note 46 to the consolidated financial statements.

40.	Restrictions to the payment of dividends

See Note 48 to the consolidated financial statements.

41.	Restricted assets

As of December 31, 2019 and 2018, the Bank has the following restricted assets:

•

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 82,809, Treasury Bills in pesos maturing on July 31, 2020 in the amount of 108,000 as of December 31, 2019, Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 79,285 and Treasury Bonds in US dollars maturing on May 10, 2019 in the amount of 56,145 as of December 31, 2018, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

•

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 5,922,746 and 4,703,064 as of December 31, 2019 and 2018, respectively.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

42.	Minimum cash and minimum capital requirements

42.1	Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.19	12.31.18
Balances at the BCRA
Argentine Central Bank (BCRA) – current account - not restricted	107,454,632	82,119,608
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 11)	2,827,885	1,238,252

	110,282,517	83,357,860

Argentine Treasury Bonds in pesos at fixed rate due November 2020	7,300,220	6,936,000
Liquidity Bills – BCRA	33,061,179	20,202,428

TOTAL	150,643,916	110,496,288

42.2	Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	12.31.19	12.31.18
Credit risk	17,361,672	16,973,054
Operational risk	6,131,342	3,385,844
Market risk	300,725	91,779

Paid-in	48,343,390	34,019,652

Surplus	24,549,651	13,568,975

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	HOLDING					POSITION
Account	Identification	Fair value	Fair value level	Book balance 12.31.19	Book balance 12.31.18	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government securities - In pesos
Province of Rio Negro debt security. Floating rate. Maturity 2021	42016	51,705	2	51,705	53,584	51,705	—	51,705
Treasury Bills in pesos. Maturity 06-28-19	5281	—		—	306,053	—	—	—
Treasury Bills in pesos. Maturity 02-22-19	5273	—		—	229,419	—	—	—
CER-adjusted Treasury Bills. Maturity 02-22-19	5274	—		—	185,182	—	—	—
Treasury Bills in pesos. Maturity 04-30-19	5271	—		—	48,825	—	—	—
Argentine Treasury Bond in pesos. Fixed rate. Maturity 2026	5320	—		—	45,225	—	—	—
Argentine Discount Bond in pesos. Argentine Law. Mturity 2033	45696	—		—	30,855	—	—	—
Argentine Treasury Bond in pesos. Monetary policy rate. Maturity 2020	5327	—		—	23,156	—	—	—
Secured bond.Maturity 2020	2423	—		—	16,660	—	—	—
Treasury Bills in pesos. Maturity 10-31-19	5269	—		—	5,254	—	—	—
Other		—		—	1,617	—	—	—

Subtotal Government Securities - In pesos		51,705		51,705	945,830	51,705	—	51,705

Government Securities - In foreign currency
Treasury Bills in USD. Maturity 10-11-19	5291	166	2	166	—	166	—	166
Treasury Bills in USD. Maturity 02-22-19	5251	—		—	4,156	—	—	—
Treasury Bills in USD. Maturity 02-08-19	5250	—		—	467	—	—	—
Treasury Bills in USD. Maturity 03-29-19	5263	—		—	42	—	—	—
Treasury Bills in USD. Maturity 07-26-19	5258	—		—	30	—	—	—

Subtotal Government Securities—In foreign currency		166		166	4,695	166	—	166

BCRA Bills
BCRA liquidity bills in pesos. Maturity 01-02-20	13551	3,984,496	2	3,984,496	—	3,984,496	—	3,984,496
BCRA liquidity bills in pesos. Maturity 01-07-19	13311	—		—	6,387,388	—	—	—

Subtotal BCRA Bills		3,984,496		3,984,496	6,387,388	3,984,496	—	3,984,496

Private Securities
Corporate Bond FCA Financiera Series I UVA Maturity 11-05-20	53823	70,236	2	70,236	56,748	70,236	—	70,236
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	14,835	2	14,835	18,033	14,835	—	14,835
Corporate Bond Rombo Cía. Financiera S.A. Class 42	53238	5,266	2	5,266	5,296	5,266	—	5,266
Corporate Bond Rombo Cía. Financiera S.A. Class 40	52940	3,266	2	3,266	4,963	3,266	—	3,266
Corporate Bond Banco Santander Rio S.A. Class XXIII	53448	—		—	51,080	—	—	—
Corporate Bond YPF S.A. Class XVII	38562	—		—	18,707	—	—	—
Corporate Bond YPF S.A. Class XXXV	39792	—		—	10,922	—	—	—
Corporate Bond Rombo Cía. Financiera S.A. Class 36	52186	—		—	2,164	—	—	—

Subtotal Private Securities		93,603		93,603	167,913	93,603	—	93,603

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		4,129,970		4,129,970	7,505,826	4,129,970	—	4,129,970

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT A

(continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book balance 12.31.19	Book balance 12.31.18	Position with no options	Options	Final position
OTHER DEBT SECURITIES MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Argentine Treasury Bond in pesos. Fixed rate. Maturity November 2020	5330	7,300,220	2	7,300,220	6,936,000	7,300,220	—	7,300,220
Treasury Bills in pesos. Maturity 07-31-20	5284	926,910	1	926,910	—	926,910	—	926,910
Treasury Bills in pesos. Maturity 05-29-20	5341	355,500	2	355,500	—	355,500	—	355,500
CER-adjusted Argentine Treasury Bond. Maturity 2021	5315	104,619	1	104,619	100,166	104,619	—	104,619
Treasury Bills in pesos. Maturity 04-12-19	5280	—		—	407,800	—	—	—
Treasury Bills in pesos. Maturity 06-28-19	5281	—		—	204,500	—	—	—

Subtotal Government Securities - In pesos		8,687,249		8,687,249	7,648,466	8,687,249	—	8,687,249

Government Securities - In foreign currency
USD-linked Treasury Bills. Maturity 12-04-19	5333	7,150,927	2	7,150,927	—	7,150,927	—	7,150,927
Treasury Bills in USD. Maturity 08-30-19	5283	193,504	1	193,504	—	193,504	—	193,504
Treasury Bills in USD. Maturity 04-26-19	5255	—		—	809,347	—	—	—
Treasury Bills in USD. Maturity 05-10-19	5272	—		—	704,886	—	—	—
Treasury Bills in USD. Maturity 03-15-19	5261	—		—	470,762	—	—	—
Treasury Bills in USD. Maturity 02-08-19	5250	—		—	182,160	—	—	—

Subtotal Government Securities - In foreign currency		7,344,431		7,344,431	2,167,155	7,344,431	—	7,344,431

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 01-07-20	13554	18,092,977	2	18,092,977	—	18,092,977	—	18,092,977
BCRA Liquidity Bills in pesos. Maturity 01-08-20	13555	10,983,706	2	10,983,706	—	10,983,706	—	10,983,706
BCRA Liquidity Bills in pesos. Maturity 01-04-19	13310	—		—	9,870,740	—	—	—
BCRA Liquidity Bills in pesos. Maturity 01-08-19	13312	—		—	3,944,300	—	—	—

Subtotal BCRA Bills		29,076,683		29,076,683	13,815,040	29,076,683	—	29,076,683

Private Securities - In foreign currency
Corporate Bond John Deere Credit Cía. Financiera S.A. Class XVIII	54266	70,150	2	70,150	—	70,150	—	70,150
Corporate Bond John Deere Credit Cía. Financiera S.A. Class XII	51620	—		—	113,148	—	—	—

Subtotal Private Securities		70,150		70,150	113,148	70,150	—	70,150

Subtotal Measured at Fair Value through OCI		45,178,513		45,178,513	23,743,809	45,178,513	—	45,178,513

MEASURED AT AMORTIZED COST
Private Securities - In pesos
Corporate Bond EXO. S.A.		83		83	136	83	—	83

TOTAL OTHER DEBT SECURITIES		45,178,596		45,178,596	23,743,945	45,178,596	—	45,178,596

EQUITY INSTRUMENTS
Local:
Private Securities - In pesos
Prisma Medios de Pago S.A. (1)		1,885,260	3	1,885,260	—	—	1,885,260	1,885,260
Shares in other non-controlled companies		143,234	1	143,234	—	143,234	—	143,234
Other		231	2	231	225	231	—	231
Foreign:
Private Securities - In foreign currency
Other		27,138	2	27,138	9,991	27,138	—	27,138

TOTAL EQUITY INSTRUMENTS		2,055,863		2,055,863	10,216	170,603	1,885,260	2,055,863

(1) The stake in Prisma Medios de Pago S.A. has associated put options in respect of the overall position (see Note 9 to these consolidated financial statements).

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	12.31.19	12.31.18
COMMERCIAL PORTFOLIO
Normal performance	72,439,619	99,824,957

Preferred collaterals and counter guarantees “A”	274,360	782,100
Preferred collaterals and counter guarantees “B”	632,396	1,068,873
No preferred collateral or counter guarantees	71,532,863	97,973,984
With special follow-up	1,946	174,767

Under observation	1,946	174,767

Preferred collaterals and counter guarantees “B”	1,235	3,522
No preferred collateral or counter guarantees	711	171,245
Troubled	929,161	1,529,081

Preferred collaterals and counter guarantees “B”	—	3,315
No preferred collateral or counter guarantees	929,161	1,525,766
With high risk of insolvency	273,529	294,627

Preferred collaterals and counter guarantees “B”	160,188	9,437
No preferred collateral or counter guarantees	113,341	285,190
Uncollectible	2,808,258	23,658

Preferred collaterals and counter guarantees “A”	9,926	—
Preferred collaterals and counter guarantees “B”	10,482	—
No preferred collateral or counter guarantees	2,787,850	23,658

TOTAL	76,452,513	101,847,090

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	12.31.19	12.31.18
CONSUMER AND HOUSING PORTFOLIO
Normal performance	116,074,403	82,079,990

Preferred collaterals and counter guarantees “A”	46,575	52,624
Preferred collaterals and counter guarantees “B”	14,566,385	9,573,987
No preferred collateral or counter guarantees	101,461,443	72,453,379
Low risk	2,075,994	1,363,176

Preferred collaterals and counter guarantees “A”	947	769
Preferred collaterals and counter guarantees “B”	146,697	61,746
No preferred collateral or counter guarantees	1,928,350	1,300,661
Medium risk	1,720,033	1,112,362

Preferred collaterals and counter guarantees “B”	36,343	8,703
No preferred collateral or counter guarantees	1,683,690	1,103,659
High risk	1,350,916	585,308

Preferred collaterals and counter guarantees “A”	537	—
Preferred collaterals and counter guarantees “B”	40,008	22,179
No preferred collateral or counter guarantees	1,310,371	563,129
Uncollectible	107,518	68,800

Preferred collaterals and counter guarantees “A”	—	15
Preferred collaterals and counter guarantees “B”	10,836	7,764
No preferred collateral or counter guarantees	96,682	61,021

TOTAL	121,328,864	85,209,636

TOTAL GENERAL	197,781,377	187,056,726

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	12.31.19		12.31.18
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	22,513,430	11.38%	23,237,722	12.42%
50 following largest customers	25,053,909	12.67%	31,726,036	16.96%
100 following largest customers	12,361,200	6.25%	18,088,037	9.67%
All other customers	137,852,838	69.70%	114,004,931	60.95%

TOTAL	197,781,377	100.00%	187,056,726	100.00%

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2019

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector Argentine Central Bank	—	458	—	—	—	—	—	458
(BCRA)	—	17,405	—	—	—	—	—	17,405
Financial sector	—	2,194,637	623,580	1,223,648	2,163,963	1,703,293	863,911	8,773,032
Non-financial private sector and residents abroad	5,876,902	90,533,942	21,301,689	12,167,467	15,522,161	23,875,881	39,696,842	208,974,884

TOTAL	5,876,902	92,746,442	21,925,269	13,391,115	17,686,124	25,579,174	40,560,753	217,765,779

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT E

BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

									Information on the issuer
Item		Shares								Date of latest financial statements
			Face value	Votes per		AMOUNT			Principal	Fiscal period /year			Income /(loss) for the
Identification	Description	Class	per unit	share	Number	12.31.19		12.31.18	business	end date	Capital	Equity	period / year
	FINANCIAL INSTITUTIONS
	Subsidiaries
	Local:
	Volkswagen Financial Services Compañía								Financing
30682419578	Financiera S.A.	Common	1$	1	457,470,000	1,010,625		633,362		12.31.2019	897,000	1,981,620	739,733
30707847367	PSA Finance Arg. Compañía Financiera S.A.	Common	1000$	1	26,089	571,673		434,494	Financing	12.31.2019	52,178	1,143,349	274,360

		Subtotal Subsidiaries				1,582,298		1,067,856

	Associates and Joint Ventures
	Local:
33707124909	Rombo Compañía Financiera S.A.	Common	1000$	1	24,000	656,616		514,779	Financing	12.31.2019	60,000	1,641,540	354,593

		Subtotal Associates and Joint Ventures				656,616		514,779

		Total in Financial Institutions				2,238,914		1,582,635

	IN SUPPLEMENTARY SERVICES COMPANIES
	Subsidiaries
	Local:
33642192049	BBVA Francés Valores S.A.	Common	1$	1	12,396	-	(1)	164,294	Brokerage	12.31.2018	6,390	169,384	23,122
30663323926	Consolidar Administrator de Fondos de								Retirement and Pension Funds
	Jubilaciones y Pensiones S.A.(under liquidation								Management Company
	proceedings)	Common	1$	1	35,425,947	30,712		28,454		12.31.2019	115,739	56,989	(16,619)
30548590163	BBVA Francés Asset Management S.A. Sociedad
	Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	914,572		426,759	Mutual Fund Manager	12.31.2019	243	914,572	465,351

		Subtotal Subsidiaries				945,284		619,507

	Associates and Joint Ventures
	Local:
30690783521	Interbanking S.A	Common	1$	1	149,556	54,424		33,863		12.31.2018	1,346	1,446,626	895,031

									Electronic and IT services for
		Subtotal Associates and Joint Ventures				54,424		33,863	financial markets

		Total in Supplementary Services Companies				999,708		653,370

	IN OTHER COMPANIES
	Associates and Joint Ventures
	Local:
30500064230	BBVA Consolidate Seguros S.A.	Common	1$	1	1,301,847	256,974		135,148	Insurance	12.31.2019	10,652	2,128,994	632,751

	Other
		Subtotal Associates and Joint Ventures				256,974		135,148

		Total Other Companies				256,974		135,148

		TOTAL INVESTMENTS IN
		OTHER COMPANIES				3,495,596		2,371,153

(1)	See Note 1 to the Financial Statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT F

PROPERTY AND EQUIPMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

						Depreciation
ITEM	Original value at the beginning of the year	Total estimated useful life in years	Transfer	Additions	Derecognitions	Accumulated as of 12.31.18	Transfer	Derecognition	For the year	At year-end	Residual value as of 12.31.19
Property and equipment
Real estate	7,385,788	50	(461,687)	194,038	61,389	564,820	(7,392)	61,389	174,889	670,928	6,385,822
Furniture and facilities	2,046,194	10	—	728,587	346,511	485,066	—	347,044	432,373	570,395	1,857,875
Machinery and equipment	1,609,469	5	—	1,075,058	377,207	657,672	—	377,208	673,475	953,939	1,353,381
Vehicles	26,154	5	—	10,723	—	13,450	—	—	4,286	17,736	19,141
Right of use of leased property	1,846,051		—	162,500	15,537	—	—	24,157	398,756	374,599	1,618,415
Constructions in progress	469,519		—	273,941	489,081	—	—	—	—	—	254,379

Total Property and Equipment	13,383,175		(461,687)	2,444,847	1,289,725	1,721,008	(7,392)	809,798	1,683,779	2,587,597	11,489,013

INVESTMENT PROPERTY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

					Depreciation
ITEM	Original value at the beginning of the year	Total estimated useful life in years	Transfer	Additions	Accumulated as of 12.31.18	Transfer	For the year	At year-end	Residual value as of 12.31.19
Leased property	31,692	50	461,687	—	1,984	7,392	12,674	22,050	471,329
Other investment property	40,679	10	—	—	4,019	—	852	4,871	35,808

Total Investment Property	72,371		461,687	—	6,003	7,392	13,526	26,921	507,137

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT G

INTANGIBLE ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

					Amortization
ITEM	Original value at the beginning of the year	Total estimated useful life in years	Additions	Derecognitions	Accumulated as of 12.31.18	Derecognition	For the year	At year-end	Residual value as of 12.31.19
Licenses - Software	625,338	5	371,716	280,919	114,426	280,155	292,981	127,252	588,883

Total Intangible Assets	625,338		371,716	280,919	114,426	280,155	292,981	127,252	588,883

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	12.31.19		12.31.18
		% over		% over
Number of customers	Debt balance	total portfolio	Debt balance	total portfolio
10 largest customers	10,875,308	3.71%	15,293,060	5.89%
50 following largest customers	16,754,506	5.71%	15,553,822	5.99%
100 following largest customers	13,266,744	4.52%	10,544,960	4.06%
All other customers	252,515,235	86.06%	218,371,447	84.06%

TOTAL	293,411,793	100.00%	259,763,289	100.00%

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2019

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	272,592,957	20,015,826	4,129,260	1,523,234	91,548	3,055	298,355,880
Non-financial government sector	2,883,000	69,978	—	—	—	—	2,952,978
Financial sector	184,653	—	—	—	—	—	184,653
Non-financial private sector and residents abroad	269,525,304	19,945,848	4,129,260	1,523,234	91,548	3,055	295,218,249
Liabilities at fair value through profit or loss	580,802	—	—	—	—	—	580,802
Derivative instruments	3,072,947	—	—	—	—	—	3,072,947
Other financial liabilities	25,453,292	430,659	540,265	966,557	944,241	3,200,289	31,535,303
Financing received from the BCRA and other financial institutions	1,810,875	1,409,215	269,423	—	—	—	3,489,513
Corporate bonds issued	121,364	10,682	1,977,832	2,848,044	—	—	4,957,922

TOTAL	303,632,237	21,866,382	6,916,780	5,337,835	1,035,789	3,203,344	341,992,367

(1)	These Balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT J

PROVISIONS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 12.31.19	Balances as of 12.31.18
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,483	—	(1)	558	—	925	1,483
- For administrative, disciplinary and criminal penalties	5,000	—	(4)	—	—	5,000	5,000
- Provisions for reorganization	—	2,293,763	(5)	—	317,654	1,976,109	—
- Provisions for termination plans	62,135	3,016	(2)	906	1	64,244	62,135
- Other	3,534,696	5,191,179	(3)	761	1,014,268	7,710,846	3,534,696

TOTAL PROVISIONS	3,603,314	7,487,958		2,225	1,331,923	9,757,124	3,603,314

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingences referred to private healthcare plans .
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, laborand other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	Set up to cover administrative , disciplinary and criminal penalties.
(5)	See Note 27 to the consolidated financial statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2019

(stated in thousands of pesos)

SHARES				SHARE CAPITAL
				Issued
Class	Number	Face value per share	Votes per share	Outstanding	Treasury	Pending issuance or distribution	Paid-in
COMMON	612,710,079	1	1	612,615	—	95	612,710	(1)

(1)	Registered with the Public Register of Commerce.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

	TOTAL	AS OF 12.31.19 (per currency)				TOTAL
	AS OF					AS OF
ACCOUNTS	12.31.19	Dollar	Euro	Real	Other	12.31.18
ASSETS
Cash and deposits in banks	87,653,659	84,668,597	2,717,935	4,811	262,316	52,484,375
Debt securities at fair value through profit or loss	166	166	—	—	—	4,695
Repo transactions	—	—	—	—	—	12,706,363
Other financial assets	268,963	261,130	7,833	—	—	649,072
Loans and other financing	34,300,359	34,033,214	267,145	—	—	60,635,907
Non-financial government sector	140	140	—	—	—	—
Other financial institutions	489,797	489,797	—	—	—	248,932
Non-financial private sector and residents abroad	33,810,422	33,543,277	267,145	—	—	60,386,975
Other debt securities	7,413,880	7,413,880	—	—	—	2,279,172
Financial assets pledged as collateral	2,273,835	2,273,835	—	—	—	2,303,947
Investments in equity instruments	27,138	27,138	—	—	—	9,991

TOTAL ASSETS	131,938,000	128,677,960	2,992,913	4,811	262,316	131,073,522

LIABILITIES
Deposits	117,231,027	115,106,328	2,124,699	—	—	114,494,962
Non-financial government sector	1,456,853	1,456,324	529	—	—	390,264
Financial sector	41,541	41,065	476	—	—	99,865
Non-financial private sector and residents abroad	115,732,633	113,608,939	2,123,694	—	—	114,004,833
Liabilities at fair value through profit or loss	449,618	449,618	—	—	—	34,797
Other financial liabilities	7,683,905	7,344,385	302,162	—	37,358	5,316,849
Financing received from the BCRA and other financial institutions	3,050,563	2,787,387	263,176	—	—	5,400,682
Other non-financial liabilities	1,167,437	1,093,353	74,084	—	—	946,530

TOTAL LIABILITIES	129,582,550	126,781,071	2,764,121	—	37,358	126,193,820

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT N

FINANCIAL ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2019 AND 2018 (1)

(stated in thousands of pesos)

	Situation
		With special follow-up / Low	Troubled / Medium risk		High risk of insolvency / High risk		Uncollectible according to BCRA		TOTAL
Item	Normal	risk	Not Due	Due	Not Due	Due	regulations	Uncollectible	12.31.19	12.31.18
1. Loans and other financing	3,919,641	—	—	—	—	—	—	—	3,919,641	5,805,490
- Overdrafts	282	—	—	—	—	—	—	—	282	18,861
No preferred guarantees or counter guarantees	282	—	—	—	—	—	—	—	282	18,861
- Mortgage and pledge loans	157	—	—	—	—	—	—	—	157	200
With preferred guarantees and counter guarantees “B”	157	—	—	—	—	—	—	—	157	200
- Consumer loans	1,632	—	—	—	—	—	—	—	1,632	1,661
No preferred guarantees or counter guarantees	1,632	—	—	—	—	—	—	—	1,632	1,661
- Credit cards	20,165	—	—	—	—	—	—	—	20,165	11,765
No preferred guarantees or counter guarantees	20,165	—	—	—	—	—	—	—	20,165	11,765
- Other	3,897,405	—	—	—	—	—	—	—	3,897,405	5,773,003
No preferred guarantees or counter guarantees	3,897,405	—	—	—	—	—	—	—	3,897,405	5,773,003
2. Debt securities	8,532	—	—	—	—	—	—	—	8,532	12,423
3. Contingent commitments	725,357	—	—	—	—	—	—	—	725,357	614,339

TOTAL	4,653,530	—	—	—	—	—	—	—	4,653,530	6,432,252

ALLOWANCES	39,282	—	—	—	—	—	—	—	39,282	58,179

(1)	Definite relation pursuant to applicable BCRA rules and regulations.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT O

DERIVATIVES

AS OF DECEMBER 31, 2019

(stated in thousands of pesos)

Type of Contract	Purpose of the transactions	Underlying asset	Type of settlement	Scope of negotiation or counterparty	Weighted average term originally agreed	Residual weighted average term	Weighted average term for settlement of differences	Amount
SWAPS	Financial transactions - own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	31	5	47	1,500,050
FUTURES	Financial transactions - own account	Foreign Currency	Daily differences	ROFEX	5	2	1	40,165,072
FUTURES	Financial transactions - own account	Foreign Currency	Upon maturity of differences	OTC - Residents abroad	6	3	181	12,691,421
FUTURES	Financial transactions - own account	Foreign Currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	5	2	149	27,647,241
PUT OPTIONS	Financial transactions - own account	Private Securities	Upon delivery of underlying asset	OTC - Residents abroad	34	23	—	685,000

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITES

AS OF DECEMBER 31, 2019

(stated in thousands of pesos)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	46,723,962	—	—	—	—	—
Financial institutions and	109,416,703	—	—	—	—	—
correspondents
Debt securities at fair value through	—	—	4,129,970	—	4,129,970	—
profit or loss
Derivative instruments	—	—	3,042,500	—	2,357,500	685,000
Other financial assets	3,708,366	—	—	—	—	—
Loans and other financing
Non-financial government sector	458	—	—	—	—	—
Argentine Central Bank (BCRA)	17,405	—	—	—	—	—
Other financial institutions	6,775,893	—	—	—	—	—
Non-financial private sector and	190,260,435	—	—	—	—	—
residents abroad
Overdrafts	14,397,300	—	—	—	—	—
Instruments	23,696,775	—	—	—	—	—
Mortgage loans	14,151,441	—	—	—	—	—
Pledge loans	1,349,226	—	—	—	—	—
Consumer loans	23,534,654	—	—	—	—	—
Credit cards	72,065,842	—	—	—	—	—
Financial leases	1,746,717	—	—	—	—	—
Other	39,318,480	—	—	—	—	—
Other debt securities	83	45,178,513	—	1,225,033	43,953,480	—
Financial assets pledged as collateral	5,888,546	—	34,200	34,200	—	—
Investments in equity instruments	—	27,368	2,028,495	143,235	27,368	1,885,260

TOTAL FINANCIAL ASSETS	362,791,851	45,205,881	9,235,165	1,402,468	50,468,318	2,570,260

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT P

(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2019

(stated in thousands of pesos)

	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
Accounts			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial government sector	2,938,134	—	—	—	—	—
Financial sector	184,653	—	—	—	—	—
Non-financial private sector and residents abroad
Checking accounts	54,036,081	—	—	—	—	—
Savings accounts	147,825,400	—	—	—	—	—
Time deposits and investments	83,556,222	—	—	—	—	—
Other	4,871,303	—	—	—	—	—
Liabilities at fair value through	—	—	580,802	580,802	—	—
profit or loss
Derivative instruments	—	—	3,072,947	—	3,072,947	—
Other financial liabilities	28,221,321	—	—	—	—	—
Financing received from the BCRA	3,443,180	—	—	—	—	—
and other financial institutions
Corporate bonds issued	4,790,777	—	—	—	—	—

TOTAL FINANCIAL LIABILITIES	329,867,071	—	3,653,749	580,802	3,072,947	—

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT Q

BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2019

(stated in thousands of pesos)

Net Financial Income /(Expense)
Items	Statutory measurement
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	3,697,319
Income from private securities	2,446,788
Income from derivative financial instruments
Put options	685,000
Income from other financial assets	40,022
Due to measurement of financial liabilities at fair value through profit or loss
Income from derivative financial instruments
Forward transactions	1,229,798
Interest rate swaps	(407,876)

TOTAL	7,691,051

Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income / (Expense)
Interest income
Cash and deposits in banks	7,001
Loans and other financing	60,673,219
To the financial sector	2,737,873
To the non-financial private sector
Overdrafts	8,519,738
Instruments	9,102,767
Mortgage loans	1,128,897
Pledge loans	368,547
Consumer loans	7,331,192
Credit card loans	17,190,634
Financial leases	452,806
Other	13,840,765
Repo transactions	1,510,375
Argentine Central Bank (BCRA)	778,359
Other financial institutions	732,016

TOTAL	62,190,595

Interest expense
Deposits	(34,832,740)
Checking accounts	(1,904,818)
Savings accounts	(204,255)
Time deposits and investments	(32,694,585)
Other	(29,082)
Financing received from the BCRA and other financial institutions	(62,803)
Repo transactions	(2,075)
Other financial institutions	(2,075)
Other financial liabilities	(1,059,404)
Corporate bonds issued	(1,869,157)
TOTAL	(37,826,179)

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT Q

(continued)

BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2019

(stated in thousands of pesos)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year	OCI
Private debt securities	8,720	13,251
Government debt securities	29,600,587	(4,871,773)

TOTAL	29,609,307	(4,858,522)

Commission income	Income for the year
Linked to obligations	9,413,173
Linked to loans	370,069
Linked to loan commitments and financial guarantees	1,680
Linked to securities	100,490
Linked to cards	5,975,259
Linked to insurance	924,635
Linked to foreign trade and exchange transactions	889,430
TOTAL	17,674,736

Commission expenses	Income / (Loss) for the year
Linked to transactions with securities	(2,468)
Linked to foreign trade and exchange transactions	(302,451)
Other	(11,056,233)

TOTAL	(11,361,152)

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS—ALLOWANCES FOR LOAN LOSSES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2019 AND 2018

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Balances as of 12.31.19 as of 12.31.18	Balances
Other financial assets	69,040	2,072,362	(1) (3)	—	42	2,141,360	69,040
Loans and other financing	4,258,239	7,591,732	(1) (3)	45,408	3,632,353	8,172,210	4,258,239
Other financial institutions	85,488	17,754		45,408	—	57,834	85,488
Non-financial private sector and residents abroad	4,172,751	7,573,978		—	3,632,353	8,114,376	4,172,751
Overdrafts	110,147	104,438		—	107,298	107,287	110,147
Instruments	1,164,674	1,818,551		—	161,203	2,822,022	1,164,674
Mortgage loans	99,518	51,481		—	3,760	147,239	99,518
Pledge loans	44,250	12,007		—	13,642	42,615	44,250
Consumer loans	808,085	1,437,420		—	1,000,867	1,244,638	808,085
Credit card loans	1,359,528	2,649,403		—	1,599,805	2,409,126	1,359,528
Financial leases	47,227	70,076		—	30,595	86,708	47,227
Other	539,322	1,430,602		—	715,183	1,254,741	539,322
Private securities	1,314	347	(2) (3)	877	—	784	1,314
Contingent commitments	1,483	—	(4)	558	—	925	1,483

TOTAL ALLOWANCES	4,330,076	9,664,441		46,843	3,632,395	10,315,279	4,330,076

(1)

Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration the disclosures made in Note 8 - Other financial assets and Note 9 - Loans and other financing to the separate financial statements .

(2)	Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(3)	It includes total exchange rate difference of:

- Other financial assets	836,370
- Loans and other financing	473,737
- Private securities	347

(4)	Set up in compliance with credit risk resulting from non-used balances from checking account overdrafts granted, guarantees, sureties and other contingent commitments.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

PROJECT FOR THE DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2019

(stated in thousands of pesos)

RETAINED EARNINGS (1)	48,914,178
To Legal Reserve (20% of 31,008,200)	(6,201,640)

SUBTOTAL 1	42,712,538

Other Comprehensive Income	—

SUBTOTAL 2	42,712,538

DISTRIBUTABLE BALANCE (2) (3)	18,661,301

To cash dividends	—
To unappropriated retained earnings	24,806,560

(1)	It includes Optional Reserve for future distributions of earnings in the amount of 17,905,978.
(2)	Pursuant to Section 3 - Verification of Liquidity and solvency and Section 4 - Additional margins of capital of revised Text on Distribution of Earnings.
(3)

The Board of Directors has decided to postpone the proposal for allocating income for fiscal year 2019 until the next Annual and Extraordinary Shareholders’ Meeting. The distribution of earnings is contingent upon the approval of the Annual and Extraordinary Shareholders’ Meeting. Prior approval of the BCRA is required (Note 48 to the consolidated financial statements). This project for the distribution of earnings may vary in accordance with the referred authorizations.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

KPMG Bouchard 710 -1° piso -C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON SEPARATE FINANCIAL STATEMENTS

To the President and Directors of

BBVA Argentina S.A.

Registered office: Av. Córdoba 111

Autonomous City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30-50000319-3

Report on the financial statements

We have audited the accompanying separate financial statements of BBVA Argentina S.A. (the “Entity”), which include the separate statement of financial position as of December 31, 2019, the separate statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and explanatory notes and exhibits.

The balances and other information for fiscal year 2018 are an integral part of the referred separate financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors’ and Management’s responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation of the accompanying separate financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (“BCRA”), which, as indicated in note 2 to the accompanying separate financial statements, is based on the International Financial Reporting Standards (“IFRS”), as approved by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), except for section 5.5. “Impairment” of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies,” which were temporarily excluded by the BCRA from the financial reporting framework applicable to financial institutions. In preparing its financial statements, the Entity has also considered the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the treatment to be afforded to uncertain tax positions, and Memorandum No. 7/2019 issued by the BCRA on April 29, 2019 concerning the valuation of the equity interest held by the Entity in Prisma Medios Pago S.A. The Board of Directors and Management are also responsible for the design, implementation and maintenance of internal controls deemed necessary to enable the preparation of separate financial statements free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audit. We conducted our audit in accordance with the auditing standards set forth by Technical Resolution No. 37 of the FACPCE and the auditing standards set forth by the BCRA applicable to the audit of financial statements (“Minimum Standards applicable to External Audits”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit entails performing procedures on a selective basis to obtain judgmental elements on the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity’s existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We consider the judgmental elements we have obtained are valid and sufficient to support our opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of BBVA Argentina S.A. as of December 31 2019, as well as the results of its operations, changes in equity and cash flows for the year then ended, in conformity with the BCRA financial reporting framework described in note 2 to such separate financial statements.

Emphasis of matter

Without further modifying our opinion, we draw users’ attention to the information disclosed in note 2 to the accompanying separate financial statements, which should be considered for the interpretation thereof:

a)

The accompanying separate financial statements have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework, which differs from IFRS as to the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments”; such section was temporarily excluded by the BCRA from the financial reporting framework applicable to financial institutions. The Entity is currently calculating the impact of the first-time adoption of such standard as of December 31, 2019;

b)

According to the terms of Communication “A” 6651 issued by the BCRA, the Entity has not applied IAS 29 “Financial Reporting in Hyperinflationary Economies” in preparing the accompanying financial statements. The existence of an inflationary context affects the Entity’s financial position and profit or loss and, therefore, the impact of inflation may distort accounting disclosures and shall be taken into consideration when interpreting the information the Entity provides in these accompanying separate financial statements on its financial position, comprehensive income and cash flows. The Entity has estimated the impact of the restatement into constant currency on its financial statements as of December 31, 2019 and 2018, which would result in an increase of 11,148,000 and 10,707,295 in shareholders’ equity, respectively, and a decrease of 23,935,000 and 17,090,946 in income, respectively;

c)

The accompanying separate financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions;

d)

By reason of the partial sale of the shareholding in Prisma Medios de Pago S.A., the remaining stake was reclassified to “Investments in equity instruments” and measured at fair value through profit or loss on the basis of a valuation report prepared by an independent appraiser, net of the valuation adjustment mandated by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019. The accounting criteria applied purports to a deviation from IFRS 9 concerning the measurement of equity instruments at fair value.

Information required by other legal and regulatory standards

In compliance with applicable provisions, we hereby report that:

a)

the accompanying separate financial statements have been transcribed to the Financial Statements for Reporting Purposes book, and arise from the Entity’s financial records which have been kept, in all formal aspects, in accordance with applicable legal standards;

b)

as of December 31, 2019, the Entity complies with the minimum shareholders’ equity and cash contra-account required by the Argentine Securities Commission (CNV) for settlement and clearing agents, as indicated in Note 2 to the accompanying separate financial statements;

c)

as of December 31, 2019 and according to our accounting records, accrued liabilities in respect of taxes and contributions owing to the Argentine Integrated Retirement and Pensions System amounted to $ 334,989,609, there being no due and payable debts as of such date; and

d)	in accordance with the requirements of Article 21, paragraph e, Section VI, Chapter III, Title II of the CNV’s rules (NT 2013), we hereby report that:

•

the ratio of total professional audit services rendered by our firm, involving the preparation of reports on financial statements and other special reports or attest reports on accounting or financial information, and invoiced to the Entity, to the total comprehensive amount invoiced to the Entity, including such audit services, for fiscal year ended December 31, 2019, is 97%;

•	the ratio of total professional audit services invoiced to the Entity to total professional audit services invoiced to the Entity and its subsidiaries and affiliates is 70%, and

•	the ratio of total professional audit services invoiced to the Entity to the total comprehensive amount invoiced to the Entity and its subsidiaries and affiliates, including audit services, is 69%.

City of Buenos Aires, February 18, 2020
KPMG

Carlos F. Bruno
Partner

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

BBVA ARGENTINA S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

In our capacity as members of the Supervisory Committee of BBVA ARGENTINA S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General and Extraordinary Shareholders’ Meeting held on April 24, 2019, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the letter to the shareholders and the consolidated statement of financial position of BBVA and its subsidiaries as of December 31, 2019, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and certain exhibits and notes thereto, as well as the separate statements of income, other comprehensive income, changes in shareholders’ equity and cash flows, and certain exhibits and notes thereto.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

I.	DOCUMENTS SUBJECT TO REVIEW

i.	Letter to shareholders for the fiscal year ended December 31, 2019.

ii.	Financial statements for the fiscal year ended on December 31, 2019, presented on a comparative basis.

iii.	Consolidated Statement of Financial Position.

iv.	Consolidated Statement of Income.

v.	Consolidated Statement of Other Comprehensive Income

vi.	Consolidated Statement of Changes in Shareholders’ Equity.

vii.	Consolidated Statement of Cash Flows.

viii.	Notes.

ix.	Exhibits.

x.	Separate Statement of Financial Position.

xi.	Separate Statement of Income.

xii.	Separate Statement of Other Comprehensive Income.

xiii.	Separate Statement of Changes in Shareholders’ Equity.

xiv.	Separate Statement of Cash Flows.

xv.	Notes.

xvi.	Exhibits.

II.	SCOPE OF OUR REVIEW

We performed our review in accordance with the terms of Argentine Companies Law No. 19550, as amended, and to the extent deemed pertinent, in accordance with the provisions of Technical Pronouncement No. 37 issued by the Argentine Federation of Professional Councils in Economic Sciences. Such standards require that we review the financial statements referred to in paragraph I in accordance with applicable generally accepted accounting principles in Argentina, and that we verify the consistency of the documents subject to review with the information on corporate decisions disclosed in minutes, and the compliance of such decisions with the Law and the corporate by-laws in all formal and documentary aspects.

In conducting our review of the documents detailed in paragraph I, we have examined the work performed by the external auditors KPMG, who issued their auditor report on February 18, 2020 including an unqualified opinion and an emphasis matter paragraph concerning certain issues disclosed in the financial statements, which are described in paragraph III of this report.

Our work embraced planning our review, defining the nature, scope and timing of the procedures applied, and reviewing the conclusions of the audit performed by said auditors.

An audit entails performing procedures on a selective basis to obtain judgmental elements on the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity’s existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We consider the judgmental elements we have obtained are valid and sufficient to support our opinion.

III.	EMPHASIS MATTER

Without altering our opinion, we call attention to the following aspects: As explained in Note 2 a) to the accompanying consolidated financial statements and Note 2 to the separate financial statements, the financial statements were prepared by the Entity’s Board of Directors and management in accordance with the financial reporting framework established by the BCRA. These standards differ from the IFRS in that the BCRA has temporarily excluded the application of paragraph 5.5 “Impairment” of IFRS 9 “Financial instruments” from the financial reporting framework applicable to financial institutions. The Entity is currently calculating the impact of the first-time adoption of such standard as of December 31, 2019.

As explained in notes 2.b) and 3.2 to the accompanying consolidated financial statements and Note 2 to the separate financial statements, pursuant to the terms of Communication “A” 6651 issued by the BCRA, the Entity has not applied IAS 29 “Financial Reporting in Hyperinflationary Economies” in preparing the accompanying financial statements. The existence of an inflationary context affects the Entity’s financial position and profit or loss and, therefore, the impact of inflation may distort financial disclosures and shall be taken into consideration in the interpretation of the information the Entity provides in the accompanying financial statements concerning its financial position, comprehensive income and cash flows. The Entity has estimated the impact of the restatement into constant currency on its financial statements as of December 31, 2019 and 2018, which would result in an increase of $ 11,148,000 and $ 10,707,295 in shareholders’ equity, respectively, and a decrease of $ 23,935,000 and $ 17,090,946 in income, respectively.

As explained in note 2.c) to the accompanying consolidated financial statements and Note 2 to the separate financial statements, they were prepared by the Entity’s Board of Directors and management also in accordance with the rules prescribed by Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the treatment to be given to uncertain tax positions. Such treatment differs from the provisions of IFRS.

Finally, as explained in notes 2.d) and 16 to the accompanying consolidated financial statements and Note 2 to the separate financial statements, due to the partial sale of the shareholding in Prisma Medios de Pago S.A., the remaining stake was reclassified to “Investments in equity instruments” and measured at fair value through profit or loss on the basis of a valuation report prepared by an independent appraiser, net of the valuation adjustment established by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019. The accounting criterion applied purports to a deviation from IFRS 9 concerning the measurement of equity instruments at fair value.

IV	OPINION

We have reviewed the Entity’s financial statements as of December 31, 2019 which, in our opinion, fairly present, in all material aspects, the consolidated financial position of BBVA Argentina S.A. and its subsidiaries as of December 31, 2019, as well as their profits and losses, changes in shareholders’ equity, and cash flows for the fiscal year then ended in accordance with the financial reporting framework established by the BCRA which is described in note 2 to said consolidated financial statements, as well as the accompanying separate financial statements which are described in note 2 thereto. As far as the matters within our competence are concerned, we have no observation to make about the Board of Directors’ Letter to the Shareholders referred to in paragraph I, i), with the forward-looking statements contained therein being the exclusive responsibility of the Entity’s Board.

INFORMATION REQUIRED BY APPLICABLE PROVISIONS.

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity’s financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards. The financial statements referred to in paragraph I have been transcribed to the Financial Statements for Reporting Purposes book. We have reviewed the additional information required by the Argentine Securities Commission (CNV) in respect of which, as far as the matters within our competence are concerned, we have no observations to make. We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Law No. 19550, including attending to Board of Directors’ meetings.

We have also reviewed the compliance with performance bonds required of directors and the same are compliant with the provisions of General Resolution No. 7/2015 of the Argentine Superintendence of Corporations (IGJ).

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, February 18, 2020

ALEJANDRO MOSQUERA
LAWYER
On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED

DECEMBER 31, 2019

(Consolidated, stated in thousands of pesos)

On December 12, 2016, the BCRA decided to apply International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2018 subject to the temporary exception of:

•	Section 5.5 - “Impairment”, in IFRS No. 9 applicable as from January 1, 2020;

•	IAS No. 29 “Financial Reporting in Hyperinflationary Economies” applicable as from January 1, 2020;

•	Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the criterion to be applied in recognizing uncertain tax positions; and

•	Memorandum No. 7/2019 issued by the BCRA on April 29, 2019, as regards the accounting treatment to be applied to the remaining investment held in Prisma Medios de Pago S.A.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of December 31, 2019 and 2018.

Effective since July 1, 2019, the Entity has taken control over PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A., as a consequence of an amendment to the shareholders’ agreement. Considering the guidelines set out under IFRS 10, the Entity has concluded that controls such companies as from the aforementioned date. Therefore, these financial statements include consolidated information with these companies since the date the Entity took control over them.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of December 31, 2019, the Entity’s total assets, liabilities and shareholders’ equity amounted to 440,233,026; 374,915,899; and 65,317,127; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.7 million active customers as of December 31, 2019. That network includes 251 branches providing services to the retail segment and also to small and medium enterprises and organizations.

Information not Covered by the Audit Report on the Consolidated Financial Statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 887 ATMs, 862 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 6,321 employees, out of which 19 employees correspond to non-financial subsidiaries.

The loans portfolio net of allowance for loan losses totaled $ 198,341,027 as of December 31, 2019, reflecting a 9.33% increase as compared to the previous year.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, the latter have experienced the most remarkable increase due to the consolidation, having increased by 424.60% compared with the previous year. Excluding such loans, credit cards have shown the most significant growth during the year, up by 72.12%, or $ 30,196,654 in nominal terms. Regarding mortgage loans, they show the impact of increasing inflation.

BBVA Argentina S.A.’s consolidated market share in private-sector financing was 7.72% at year-end, based on the BCRA’s daily information (principal balance as of the last day of each quarter).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 3.57%, with a coverage level (total allowances/irregular performance) of 113.05% as of December 31, 2019.

The exposure for securities as of December 31, 2019 totaled $ 49,307,782, including repos both with the BCRA and Argentina.

In terms of liabilities, customers’ resources totaled $ 293,988,047, with a 13.29% increase over the last twelve months.

BBVA Argentina S.A. consolidated market share in private deposits reached 7.17% at year-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Information not Covered by the Audit Report on the Consolidated Financial Statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Breakdown of changes in the main income/loss items

BBVA Argentina S.A. recorded an accumulated profit of 31,351,416 as of December 31, 2019, representing a return on average shareholders’ equity of 60.35%, a return on average assets of 7.89%, and a return on average liabilities of 9.07%.

Accumulated net interest income totaled 55,224,581, up by 111.35% compared to December 2018. Such increase was mainly driven by higher interest on government securities and interest on credit card loans, offset by the increase in interest expenses of time deposits.

Accumulated net commission income totaled 6,628,680 accounting for a 20.43% increase compared to December 2018. This growth is mainly due to higher income from price increases, commissions linked to obligations (deposits), credit cards and foreign trade and exchange transactions, offset by commission expenses for credit and debit cards.

On February 1, 2019, 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share held by the Bank in Prisma Medios de Pago S.A. were transferred to AI Zenith (Netherlands) B.V. (a related company of Advent International Global Private Equity).

As set forth in the Offer for the purchase of the referred shares made by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of this amount, on February 1, 2019 the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years as price balance, and settled as follows: (i) 30% of such amount shall be paid in Pesos, adjusted by applying the CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%. According to the BCRA’s provision rules, a provision of $ 1,936,341 was recorded as of December 31, 2019.

By virtue of the partial sale of the shareholding in Prisma Medios de Pago S.A. the remaining stake has been measured at fair value through profit and loss on the basis of the valuation reports issued by independent appraisers and taking into account the resolution of the BCRA in that regard.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received.

The other payment conditions have remained unaltered.

As a consequence of this transaction, profit amounting to 2,644,937 was recognized in “Other operating income” as of December 31, 2019.

Information not Covered by the Audit Report on the Consolidated Financial Statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Accumulated administrative expenses and personnel benefits totaled 25,409,499, a 57.45% increase vis-a-vis December 2019. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union. The remaining expenses grew due to the increased volume of activity, the general increase in prices, currency depreciation and increase in utility rates.

Outlook

Amidst the declining demand for credit and the flight of US-dollar denominated deposits in the wake of the election outcome in 2019, BBVA Argentina and all other banks managed to show that they comprise a strong financial system, within the reach of everyone, and capable of remaining stable against serious shocks, as the ones that occurred last year.

BBVA Argentina will continue pursuing its strategy based on digital transformation, in order for its 6,321 employees, distribution network, distribution channels, and business alliances, to deliver customers the best experience in handling their finance, with affordable, convenient and innovative products to remain the trusted bank of many Argentinians.

Against this backdrop, BBVA Argentina seeks to go on enhancing efficiency levels, while continuing with its endeavors to contribute to the development and training of work teams. In terms of assets growth, and concerning its various lines of business, the Bank will focus on those adding value to customers, supporting the development of the financial system.

Finally, as part of its commitment to the country, BBVA Argentina will keep on working on its sustainability model, and supporting responsible business actions to address issues such as inclusion, financial literacy, and environmental protection.

Information not Covered by the Audit Report on the Consolidated Financial Statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

CONSOLIDATED STATEMENT OF FINANCIAL POSITION STRUCTURE

COMPARATIVE WITH PREVIOUS YEARS

(stated in thousands of pesos)

	12.31.19 (1)	12.31.18 (1)	12.31.17 (1)	12.31.16 (2)	12.31.15 (2)	12.31.14 (2)
Total Assets	440,233,026	354,614,203	212,944,734	151,752,711	110,736,198	74,288,906
Total Liabilities	374,915,899	316,032,426	182,707,674	134,672,535	96,681,699	63,680,972
Parent’s Shareholders’ Equity	63,748,178	38,551,665	29,929,036	16,460,035	13,716,363	10,331,876
Non-controlling Shareholders’ Equity	1,568,949	30,112	308,024	620,141	338,136	276,058
Total liabilities + Non-controlling interest
Parent’s Shareholders’ Equity	440,233,026	354,614,203	212,944,734	151,752,711	110,736,198	74,288,906

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 and Memorandum No. 7/2019 of the BCRA.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

CONSOLIDATED STATEMENT OF PROFIT OR LOSS STRUCTURE

COMPARATIVE WITH PREVIOUS YEARS

(stated in thousands of pesos)

	12.31.19 (1)	12.31.18 (1)	12.31.17 (1)
Net interest income	55,224,581	26,129,314	14,523,074
Net commission income	6,628,680	5,504,105	2,566,013
Net income from measurement of financial instruments at fair value	7,970,332	106,620	2,639,026
through profit or loss
Net income / (loss) from write-down of assets at amortized cost and at fair value through OCI	(47,464)	(121,400)	6,723
Gold and foreign currency quotation differences	8,559,984	5,306,709	2,099,742
Other operating income	9,950,757	4,153,943	3,906,097
Loan loss provision	(8,394,454)	(3,461,077)	(1,704,000)
Net operating income	79,892,416	37,618,214	24,036,675
Personnel benefits	(13,732,959)	(8,961,174)	(6,875,018)
Administrative expenses	(11,676,540)	(7,177,071)	(5,160,421)
Asset depreciation and impairment	(1,998,610)	(876,371)	(650,873)
Other operating expenses	(17,307,900)	(7,651,564)	(5,659,371)
Operating income	35,176,407	12,952,034	5,690,992
Income from associates and joint ventures	637,239	780,554	433,939
Income before income tax from continuing activities	35,813,646	13,732,588	6,124,931
Income tax from continuing activities	(4,462,230)	(4,027,412)	(1,607,976)
Net income from continuing activities	31,351,416	9,705,176	4,516,955
Net income for the year	31,351,416	9,705,176	4,516,955

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

	12.31.16 (2)	12.31.15 (2)	12.31.14 (2)
Financial income	12,424,096	9,443,778	7,616,880
Loan loss provision	(1,054,828)	(637,017)	(574,663)
Income from services	4,322,799	3,675,056	3,349,448
Administrative expenses	(9,557,633)	(6,595,146)	(5,607,097)

Net intermediation income	6,134,434	5,886,671	4,784,568
Miscellaneous profits and losses—net	65,328	84,357	194,315
Loss from minority interest	(106,220)	(136,071)	(103,663)
Income tax and minimum presumed income tax	(2,449,870)	(2,050,470)	(1,670,724)

Net income for the year	3,643,672	3,784,487	3,204,496

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 and Memorandum No. 7/2019 of the BCRA.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

CONSOLIDATED CASH FLOW STRUCTURE

COMPARATIVE WITH PREVIOUS YEARS

(stated in thousands of pesos)

	12.31.19 (1)	12.31.18 (1)	12.31.17 (1)	12.31.16 (2)	12.31.15 (2)
Net cash generated by / (used in) operating activities	27,208,782	34,096,601	(18,161,515)	21,113,585	18,499,162
Net cash generated by / (used in) investing activities	99,476	(883,552)	(1,473,116)	(2,473,496)	(1,946,853)
Net cash (used in) / generated by	(3,585,834)	4,961,094	5,639,027	(1,404,055)	(1,140,987)
Effect of exchange rate changes	33,432,025	22,695,376	4,066,597	3,256,787	—,—

Total cash generated by / (used in) during the year	57,154,449	60,869,519	(9,929,007)	20,492,821	15,411,322

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 and Memorandum No. 7/2019 of the BCRA.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

STATISTICAL DATA

COMPARATIVE WITH PREVIOUS YEARS

(variation of balances during the same period of previous fiscal years)

	12.31.19 / 18 (1)	12.31.18 / 17 (1)	12.31.17 / 16 (2)	12.31.16 / 15 (2)	12.31.15 / 14 (2)
Total loans	9.33%	42.18%	62.72%	39.47%	32.53%
Total deposits	13.29%	68.58%	34.40%	49.12%	49.42%
Income / (Loss)	223.04%	114.86%	6.44%	-3.72%	18.10%
Shareholders’ Equity	69.30%	27.60%	58.30%	20.00%	32.76%

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 and Memorandum No. 7/2019 of the BCRA.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

COMPARATIVE RATIOS

WITH PREVIOUS FISCAL YEARS

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

COMPARATIVE RATIOS

WITH PREVIOUS FISCAL YEARS

	12.31.19 (1)	12.31.18 (1)	12.31.17 (1)
Solvency (a)	17.42%	12.21%	16.54%
Liquidity (b)	69.92%	50.23%	39.19%
Fixed asset-to-equity capital ratio (c)	19.65%	26.77%	32.60%
Indebtedness (d)	5.74	8.19	6.04

(a)	Shareholders’ Equity/Liabilities
(b)	Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.
(c)	Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d)	Total liabilities/Shareholders’ Equity.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

COMPARATIVE RATIOS

WITH PREVIOUS FISCAL YEARS

	12.31.16 (2)	12.31.15 (2)
Solvency (a)	12.17%	14.14%
Liquidity (b)	53.19%	55.15%
Fixed asset-to-equity capital ratio (c)	2.92%	2.62%
Indebtedness (d)	8.22	7.07

(a)	Total shareholders’ equity/liabilities (including non-controlling interests).
(b)	Sum of cash and deposits in banks, government and private securities/deposits.
(c)	Sum of property and equipment, miscellaneous assets and intangible assets/assets.
(d)	Total liabilities (including non-controlling interests) / shareholders’ equity.

•

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering Memorandum No. 6/2017 and Memorandum No. 7/2019 of the BCRA.

•	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12 (General Resolution No. 622/13)

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)

Significant changes to the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the comparability of the financial statements with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

The Shareholders’ Meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new registered, common shares. See Note 30. Share Capital to the Consolidated Financial Statements of BBVA Argentina S.A.

Pursuant to certain amendments to shareholders’ agreements, effective since July 1, 2019, the Bank has taken over the power to direct the relevant activities of PSA Finance Argentina Compañía Financiera S.A., and Volkswagen Financial Services Compañía Financiera S.A. Considering the guidelines set out under International Financial Reporting Standard No. 10 (IFRS No. 10), the Entity concluded that it has power on such companies effective since the aforementioned date. Therefore, these financial statements include consolidated information with these companies since the date on which the Entity has taken over control over them.

On October 9, 2019, the CNV handed down Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. The capital stock resulting from the merger amounts to $ 612,710,079 and is comprised by an equal number of common book-entry shares with a nominal value of $1 and entitled to one (1) vote each.

As of the date of these consolidated financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Superintendence of Corporations (IGJ).

2.	Classification of balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown by Term of Loans and Other Financing”, and “Exhibit I - Breakdown of Financial Liabilities by Remaining Terms” to BBVA Argentina S.A.’s Consolidated Financial Statements.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

3.	Classification of balances receivable (financing) and payable (deposits and liabilities), to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans and other financing	139,846,805	24,090,117	103,746	34,300,359	—

TOTAL	139,846,805	24,090,117	103,746	34,300,359	—

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Deposits and corporate bonds
Deposits	116,080,625	1,999,503	58,676,892	94,264,788	22,966,239
Other liabilities (1)	12,061,305	—	46,332,504	2,637,594	9,472,918

TOTAL	128,141,930	1,999,503	105,009,396	96,902,382	32,439,157

(1)

Includes the following items: Derivative instruments, Repo transactions, Other financial liabilities, Financing received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities, and Current and Deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

See Note 45. Subsidiaries and Note 46. Related Parties to the Consolidated Financial Statements of BBVA Argentina S.A.

5.	Receivables from sales or loans to directors.

See Note 46. Related Parties to the Consolidated Financial Statements of BBVA Argentina S.A.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.	Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property and equipment, and other assets, used as limits for their respective accounting valuations.

In determining “recoverable values,” the net realization value for the status and condition of property and equipment is considered.

9.	Insurance covering tangible assets.

Assests insured in thousands of Pesos	Risk	Insured amount	Book value
Monies, checks and other valuables	Farud, robbery, safety boxes and valuables in transit	7,785,832	46,723,972
Buildings, machines, computer equipment, furniture, fixtures, boards, telephones and works of art	Fire, vandalism and earthquake - Transport of goods	31,262,505	12,228,227
Motor vehicles	All kinds of risks and third-party insurance	41,835	19,141

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

See Note 15. Income Tax to the Consolidated Financial Statements of BBVA Argentina S.A.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Unpaid cumulative dividends on preferred shares.

None.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

See Note 48. Restrictions on the payment of dividends to the Consolidated Financial Statements of BBVA Argentina S.A.

ERNESTO R. GALLARDO JIMENEZ	MARIA ISABEL GOIRI LARTITEGUI
Chief Financial & Planning Officer	Chairwoman

Signed for identification purposes with	Signed for identification purposes with
our report dated February 18, 2020	our report dated February 18, 2020
On behalf of Supervisory Committee	KPMG
CPCECABA Vol. 2 Fol. 6

ALEJANDRO MOSQUERA (Supervisory
Committee’s Member)	CARLOS F. BRUNO (Partner)
Attorney - U.B.A.	Public Accountant – U.B.A.
C.P.A.C.F. Vol. 30 Fol. 536	C.P.C.E.C.A.B.A. Vol. CXCVIII Fol. 90

Annual Report and Financial Statements

                             As of December 31, 2019

A glimpse into BBVA Argentina

December 31, 2019	December 31, 2018
(In thousands of pesos, except for earnings per share, earnings per ADS, and percentages)(*)
Balance Sheet Accounts
Total assets	440,233,026	354,614,203
Loans and other financing	198,341,027	181,422,347
Total deposits	293,988,047	259,509,061
Shareholders’ equity	65,317,127	38,581,777
Profit & Loss Accounts
Net income	31,351,416	9,705,176
Total common shares for the year (in thousands)	612,710	612,660
Total ADS for the year (in thousands)	204,220	204,220
Additional Information
Branches	251	252
Employees	6,321	6,104
Exchange rate (Peso—US$)	59.8950	37.8083
Market Share (1) (2) (%)
Deposits from the private sector	7.2%	7.9%
Loans to the private sector	7.7%	8.7%
Selected Information
Earnings per share (3)	50.61	15.69
Earnings per ADS	151.83	47.08
Cash dividends per share (4)	3.92877	1.58326
Cash dividends per ADS (4)	11.78632	4.74978
Return on average assets (5)	7.90%	3.4%
Return on average shareholders’ equity (6)	60.30%	28.20%
Consolidated Ratios
Capitalization (7)	16.58%	13.72%
Solvency (8)	17.42%	12.21%
Liquidity (9)	53.15%	38.19%
Fixed-to-total assets ratio (10)	18.52%	26.77%
Leverage (11)	5.74	x	8.19x

(1)	Source: Argentine Central Bank

Year 2018: latest sample information.

Year 2019: latest sample information.

(2)	Banco BBVA Argentina S.A. vs. total financial system.
(3)	As of December 31, 2019 and 2018, the Entity calculated net earnings per share on the basis of 612,671,108 and 612,659,638 common shares, respectively, with a nominal value of AR$ 1.00 each.

(4)

The mechanism to be followed by financial institutions to assess distributable balances is defined by the Central Bank through applicable regulations on “Distribution of earnings,” provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls in minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by several regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions. It is worth noting that, on September 20, 2017, the Central Bank issued Communication “A” 6327, which provides that financial institutions may not distribute earnings generated upon the first-time adoption of International Financial Reporting Standards (“IFRS”), and are required to create a special reserve which may only be reversed for capitalization or to offset potential losses against the item “Unappropriated retained earnings.” In addition, following the proposed distribution of earnings, the Group shall maintain the capital conservation buffer.

(5)	Total average assets, calculated as the average of balances at the beginning of the year and at year-end.
(6)	Total average shareholders’ equity, calculated as the average of balances at the beginning of the year and at year-end.
(7)	Total capital to risk-weighted assets.
(8)	Total shareholders’ equity to liabilities.
(9)	Cash and cash equivalents to deposits.
(10)	Property, plant and equipment plus intangible assets to shareholders’ equity.
(11)	Total liabilities to shareholders’ equity.

(*) Figures stated in nominal currency, without including the inflation adjustment impact on the financial reporting framework set forth by the Central Bank.

Letter from the Chairwoman

Buenos Aires, February 18, 2020

To the Shareholders,

Looking back to 2019, we can assert it has been a challenging year. Exchange rate volatility and soaring inflation led to the need for tightening the monetary policy by raising interest rates, with the ensuing impact on economic activity. Against this backdrop, the Argentine financial system has displayed its strength, maintaining healthy balance sheets, and high solvency and liquidity levels. In this regard, it should be reminded that the system has experienced a significant foreign currency deposit drain, without impairing its liquidity and being capable of duly addressing customers’ demands, all of which has built confidence among the public. This was possible thanks to the prudential financial regulation approach currently in place and adequate performance by financial institutions and competent oversight and regulatory authorities.

Looking forward, the Argentine economy still has certain challenges ahead to return to a sustainable growth path. In this regard, the strength of the financial system will support economic activity, using savings to extend credit to productive sectors, generating wealth and welfare for the society as a whole.

As regards the BBVA Group, one of the key milestones in 2019 has been the adoption of a single “BBVA” brand and logotype, at a global level. This new identity reflects the Group’s values, particularly, our “We are one team” motto, which emphasizes the importance of our employees and their commitment. In Argentina, the use of a single brand has become effective since June 7, 2019, when BBVA Banco Francés S.A. became BBVA Argentina S.A. The purpose of BBVA is still focused on satisfying its customers’ needs, by “offering them the best, simplest and most convenient solutions to help them make the best financial decisions, using both digital and traditional channels.”

BBVA Argentina has joined the UN Principles of Responsible Banking and has signed the Sustainable Finance Protocol. Both initiatives seek to foster a sustainable banking system, fair and accountable towards the community, and are meant to help fulfill the Sustainable Development Goals (SDGs) and the Paris Agreement on Climate Change.

Concerning the Bank’s activity in 2019 and despite the challenging economic conditions, BBVA Argentina has managed to post a profit at year-end, and has strongly committed to creating opportunities for its customers. These results were possible thanks to an adequate business strategy primarily anchored to digital transformation, and increased operational efficiency, all of which has enabled the Bank to attract new customers, while deepening the business relationship with the existing ones, through ongoing improvement in the quality of our service and product offering. Therefore, for fifth year in a row, BBVA Argentina has ranked as the most recommended bank, according to an NPS resulting from a survey conducted by Ipsos Argentina S.A. in 2019.

During the year, we continued focusing efforts on transformation. The Bank completed the cultural change it had committed to and started to operate under the “agile” methodology, whereby focus turns to customer care and addressing their needs. BBVA Argentina remains at the forefront, using technology and data as main management tools. Ongoing progress has continued to be made on the digital transformation process, by holding a new record of 2.7 million active customers as of December 2019. This will remain a significant action line for 2020.

I would like to express my gratitude to all BBVA Argentina’s employees, whose commitment and engagement help the Bank remain as one of the leading banks in the Argentine financial system.

Finally, I would also like to thank our shareholders and customers for the trust and loyalty placed on BBVA Argentina during its 133 years’ track record in Argentina.

Yours faithfully,

On behalf of the Board of Directors

María Isabel Goiri Lartitegui

Chairwoman

Letter from the CEO

Buenos Aires, February 14, 2020

In 2019, the global economic environment remained uncertain, with economic distress due to the trade war between the US and China, the unresolved Brexit issue, and other geopolitical problems. Amidst this uncertain global scenario with low inflation, central banks eased their monetary policies to boost activity. The decline in global economic development, coupled with overall risk aversion and lower commodity prices, took their toll on Latin America. The region grew below its potential in a year in which many countries experienced periods of political and social instability.

Locally, early last year, the exchange market was calm, and interest rates had entered a bearish cycle. The alarming inflation data for the first quarter and growing exchange volatility led the Argentine Central Bank to agree upon with the International Monetary Fund (IMF) the possibility to intervene in the exchange market, even within the previously established non-intervention zones, and to further tighten the monetary policy. Once the outcome of the primary elections was announced, markets had quite a negative reaction, with prices collapsing across all Argentine assets, and unleashing extremely high volatility. A new depreciation event, loss of reserves, and surging inflation forced the Argentine government to “re-profile” its short-term debt maturities denominated in both pesos and US dollars.

In addition, the Central Bank adopted certain emergency measures, such as exchange controls, to curb the strong decline in reserves and stabilize the exchange rate. Such controls were further hardened in the wake of October’s presidential elections. Against this backdrop, it is worth noting that the Argentine system again proved strong and solvent, despite a significant drain of US-dollar deposits, without affecting its liquidity.

Since taking office on December 10, the new administration has maintained the exchange controls in place and started to cut the monetary policy rate. It also implemented tax reforms, including an increase in export duties and a 30% tax on purchases of foreign currency.

Amidst a recessionary context, high inflation and uncertainty, including a substantial decline in activity and a drain of deposits, at BBVA, we have stayed extremely focused, taking care of our liquidity, managing margins and asset quality, standing by our customers to give them peace of mind in times of fear and uncertainty, and sticking to our transformational mission.

In 2019, BBVA Argentina displayed a remarkably favorable performance in terms of earnings and also in terms of relevant competitive ratios, such as ROE, ROA and Efficiency. We have gained market share in key markets, such as credit card financing and spending, check discounting, payroll direct deposit, and sight deposits, among others.

Our selective growth strategy, primarily anchored to our franchise, was successfully implemented. We have more customers (individuals and businesses), and more payroll accounts amidst a very competitive market as it is Argentina’s. We are still focused on transformation, endeavoring to make processes more agile and digital, with considerable enhancements in our digital offering.

We have also maintained our position as the bank increasingly preferred by Argentineans. For the fourth year in a row, we were the most recommended Bank in Argentina in terms of service quality and customer service. We have more than 2.7 million customers, out of which more than 60% conduct their banking transactions through our website, and almost 50% operate through our mobile app.

Undoubtedly, all these achievements are the result of the work done by the great team we have at BBVA.

Personally, I would like to acknowledge the efforts of all our employees and encourage them to keep working with the same level of commitment and embracing the same values that make BBVA a distinct bank. I am very proud of being part of such great team. In 2020, we will continue pursuing our growth and deep transformation strategy, without losing control of and managing our risks. Nothing in this environment can prevent us from continuing to pursue leadership. We will keep developing digital functionalities and improving our processes for customers to keep preferring us, while efficiently focusing our efforts to achieve productivity gains and improve service quality.

Finally, I would like to thank our shareholders for the trust placed on BBVA. Your ongoing support inspires us to keep on building this great project.

Yours faithfully,

Martín Ezequiel Zarich

CEO

Board of Directors

Chairwoman:

Isabel Goiri Lartitegui (1)

1st Vice-chairman:

Jorge Delfín Luna (2)

2nd Vice-chairman:

Alfredo Castillo Triguero (3)

Directors:

Oscar Miguel Castro (4)

Juan Manuel Ballesteros Castellano (5)

Gabriel Eugenio Milstein (6)

Adriana Maria Fernández de Melero (7)

Alternate Directors:

Javier Pérez Cardete (8)

Gustavo Alberto Mazzolini Casas (9)

Gabriel Alberto Chaufán (10)

Term of office expires on: (1, 4 and 6) December 31, 2020; (8, 9 and 10) December 31, 2021; (2, 3, 5 and 7) December 31, 2019.

Supervisory Committee

Regular Members

Mario Rafael Biscardi

Alejandro Mosquera

Gonzalo José Vidal Devoto

Alternate Members

Julieta Paula Pariso

Daniel Oscar Celentano

Lorena Claudia Yansenson

Term of office expires on December 31, 2019

External Auditors

KPMG Sociedad Civil. Ms. María Gabriela Saavedra and Mr. Carlos Fernando Bruno, both partners in the firm, have been designated as incumbent and deputy external auditors, respectively.

Areas and Area Heads

CEO

Martín Ezequiel Zarich

Audit

Adolfo Rivera Guzmán

Finance and Planning

Ernesto Gallardo Jimenez

Commercial

Gustavo Alonso

Business Development

Juan Christian Kindt

Corporate & Investment Banking

Carlos Elizalde

Talent & Culture

Gustavo Fernández

Institutional Relations

Hernán Carboni

Risks

Gerardo Fiandrino

Economic Review Services

Marcos Dal Bianco

Systems and Operations

Gustavo Siciliano

Legal Services

Eduardo González Correas

Compliance

Mónica Etcheverry

ANNUAL REPORT FOR THE YEAR

Macroeconomic Environment

Global Outlook

Global growth declined all over 2019, with growth rates slightly below 3% in annual terms during the second half of the year—from 3.6% recorded in 20181. Stronger trade protectionism and geopolitical risks had a negative impact on economic activity, primarily on exports and investment, in addition to the contraction of China’s economy due to structural challenges, and cyclical economic moderation in the US and the Eurozone. However, the countercyclical policies announced by central banks last year, together with the recently relieved trade tension between the US and China, and the suppression of the risk of a messy Brexit in the short term, are paving the way for certain global growth stabilization, which currently relies on the relatively strong performance of private spending, supported by the relative strength of labor markets, and low inflation. Accordingly, global growth is expected to stand at 3.2% both in 2019 and 2020.

Concerning monetary policy, last year, the major central banks eased their monetary policies. In the United States, the Federal Reserve (“Fed”)2 cut interest rates by 75 basis points (bps) to 1.75% from July to October. As to the Eurozone, in September, the European Central Bank (ECB)3 announced a set of monetary policies to support the economy and the financial system, including: i) a 10 bps reduction in deposit interest rates to -0.50%; ii) the adoption of a stepped system for deposit interest rates; iii) a new bond-buying program in the amount of Euro 20.00 billion per month; and iv) enhanced financing conditions for banks in the ECB liquidity auctions. The most recent signs of growth stabilization led both central banks to make the decision of maintaining interest rates unaltered in recent months; however, they may still take additional stimulus measures if the economic environment deteriorates further. In China, in addition to fiscal stimulus policies and exchange rate depreciation, the government announced it would reduce reserve requirements for banks and cut official interest rates. Accordingly, interest rates will remain low for longer time in major economies, affording emerging countries further scope for action.

Local Outlook

In 2018, the economic activity in Argentina shrank by 2.5%, as a result of a serious drought and local currency depreciation, amidst fiscal restraints and an extremely hawkish monetary policy. By the end of September, the Argentine government announced a new exchange and monetary arrangement, defining peso floating zones, and further tightening the monetary policy4. This arrangement remained in place until late April 2019, when pressures on the exchange rate, together with negative March’s inflation data, led the Argentine Central Bank and the International Monetary Fund (IMF) to agree that the monetary authority would be able to intervene in the FX market at its discretion, and that the free floating zones previously set would be maintained as a reference5. With this arrangement in place, the exchange rate volatility remained low which, coupled with the government’s announcement that public utility tariffs would not experience further hikes, prompted a disinflation process.

Meanwhile, the IMF disbursed US$ 10.80 billion and US$ 5.40 billion in April and July, respectively, adding up US$ 44.90 billion of the total committed of USD 57.00 billion.

On August 11, the primary electiobs were held in Argentina, triggering an adverse reaction from markets, bringing about exchange market turmoil and a growing lack of confidence in Argentine assets. In just a few days, the prices for Argentine government securities fell by 20% and prices for local companies’ shares plummeted more than 40%, while the US dollar-peso exchange rate surpassed AR$ 60 to US$1. In other words, the Argentine peso depreciated more than 25% in just 4 days. Against this backdrop, the Central Bank was forced to intervene in the market, with relatively poor success, by selling foreign currency, causing international reserves to decrease by around US$ 2.00 billion.

[1]	www.bbvaresearch.com
[2]	https://www.federalreserve.gov/
[3]	https://www.ecb.europa.eu/ecb/html/index.es.html
[4]	http://www.bcra.gov.ar/Noticias/Nuevo-esquema-politica-monetaria.asp
[5]	http://www.bcra.gob.ar/Noticias/Comunicado-290419.asp

With markets fully closed and in an attempt to prevent a default, the Argentine government decided to reschedule its short-term sovereign debt, and announced it would engage in the renegotiation of the stand-by agreement with the IMF. The measure involved approximately US$ 19.00 billion, and only affected institutional investors.

Since taking office, the administration of Mauricio Macri substantially eliminated the exchange controls that had been imposed by the former administration. However, on September 1, 2019, in an effort to address Argentina’s economic instability and the substantial depreciation of the local currency in August 2019 in the wake of the primary elections, the government established that, until December 31, 2019, individuals and legal entities would require the Central Bank’s previous authorization to be able to access the exchange market to purchase foreign assets in the amount in excess of US$ 10,000 per month, borrow and settle new financial indebtedness, and make dividend and other distributions, among other things. In addition, before making payment of foreign financial debt, evidence will be required that the transaction has been reported in the External Assets and Liabilities Survey6.

The presidential elections were held on October 27, resulting in the victory on first round of Alberto Fernández and his running mate Cristina Fernández de Kirchner (“Frente de Todos”), replicating the outcome of August’s primary elections.

In an attempt to strengthen exchange controls and prevent further losses of Central Bank’s reserves set aside to contain the exchange rate, the monetary authority tightened the prevailing exchange restrictions after the outcome of the primary elections were announced.

Alberto Fernández took office on December 10. The first measures adopted by the new administration are targeted at raising taxes and expenditures addressed to Argentina’s most vulnerable sectors. Such measures are primarily contained in a newly enacted law dubbed “Social Solidarity and Productive Revival Law.” Besides, in line with the former administration’s policies, the new government decided to reschedule US$ 9.00 billion worth of Argentine short-term debt (in addition to the already rescheduled debt).

Economic Data

Economic Activity

Based on official data for the third quarter of 2019, the economic activity as measured in terms of GDP (Gross Domestic Product) shows a 1.7% decrease compared to the same period in 2018, while in seasonally-adjusted terms activity shows a slight 0.9% rebound vis-a-vis the previous quarter. During the first two quarters of the year, this change was -0.7% and -0.1%, respectively.7

On the other hand, in November 2019, the Monthly Economic Activity Indicator (EMAE) fell by 1.9% compared to the same month in 2018, while slightly declining by 1-7% vs. October 2019, in seasonally adjusted terms. The economic activity contraction was related to the deterioration of domestic financial conditions, further deepening the prevailing economic recession and primarily affecting consumption and investment levels.8

As to the labor market, the most recent official data available is for the third quarter in 2019 and reflects an increase in the unemployment rate, which stands at around 9.7% compared to 9.0% in the third quarter of 2018.9

[6]	https://www.bcra.gob.ar/Pdfs/comytexord/A6770.pdf. See also Communications “A” 6767/6780/6787 and 6780 handed down by the Central Bank.
[7]	https://www.indec.gob.ar/uploads/informesdeprensa/pib_12_1973312A2951.pdf
[8]	https://www.indec.gob.ar/uploads/informesdeprensa/emae_01_204DFB39014B.pdf
[9]	https://www.indec.gob.ar/uploads/informesdeprensa/mercado_trabajo_eph_3trim19BCC9AAAD16.pdf

Prices

The Domestic Consumer Price Index (CPI) rose by 53.8%10 in 2019, reflecting an increase in Argentina’s inflation rate of 47.6% in 2018, primarily as a result of local currency depreciation and several adjustments to regulated prices, primarily, public utilities, in the first quarter of 2019 (1Q-19).

Underlying inflation reached 56.7% due to the effect of currency depreciation on prices. Certain sectors experienced above-average price hikes, such as Health (72.1%), Communication (63.9%), Household Furniture and Maintenance (63.7%), Food and Beverages (56.8%), and Goods and Services (55.9%).

Public Finance

The domestic public sector recorded a primary deficit of AR$ 95.12 billion in 2019, accounting for approximately 0.44% of GDP, and a 72.0% decrease compared to the previous year’s deficit.

Primary public spending showed a year-on-year 37.2% increase, while public sector revenues rose by 51.4%. The service of interest on public debt increased by 86.2% as a result of both incremental borrowing and the effect of depreciation on foreign-currency denominated liabilities. The total deficit reached AR$ 819.40 billion, accounting for a 12.6% increase compared to 2018.

As to spending, capital expenditures displayed a year-on-year 12.4% increase, while subsidies to economic sectors rose 20.3%, partially offsetting the effect of devaluation on energy prices. Total welfare benefits, operating expenditures, and transfers from the federal government to the provinces increased by 46.6%, 31.6%, and 61.3%, respectively.

Tax receipts increased by 48.2%, primarily as a result of a 304.6% increase in revenues from exports duties.

External Sector11

The trade surplus in 2019 reached US$ 15.99 billion, reflecting a substantial reduction compared to the deficit in the amount of US$ 3.82 billion in 2018. This result is attributable to exports totaling US$ 65.11 billion, which account for a 5.7% increase compared to the previous year. Exports of primary products rose by 25.1%, while exports of agricultural products—which account for 36.8% of total exports—grew by 4.5%. Exports of industrial products declined by 6.8% while exports of fuel and energy increased by 4.1%.

On the other hand, imports totaled USD 49.12 billion in 2019, equivalent to a 25.0% decline compared to 2018. All imported items decreased as a result of the economic contraction and the impact of the peso depreciation.

During the first three quarters of fiscal year 2019, the balance-of-payments current account deficit12 amounted to US$ 6.43 billion, accounting for a 74% decrease compared to the same period in 2018. The external sector adjustment is attributable to a strong contraction of imports.

Concerning the FX market, the exchange rate hiked to 58.4% during the year, to stand at AR$ 59.90 per US$1 as of December 30, 201913. During the year, the exchange market went through three different periods. The “non-intervention zone” arrangement was in place from the end of 2018 up to April. The exchange market was quite volatile and the peso-dollar exchange rate rose to AR$ 44.01-US$1, or a 16% increase. In late April, the IMF and the Central Bank agreed upon that the monetary authority would be allowed to unrestrictedly intervene in the market, causing the exchange rate to reach certain stability. In fact, the exchange rate advanced 3.2% only to AR$ 45.40-US$1. However, on August 12, the outcome of the primary elections unleashed a divestiture of Argentine assets, causing the AR$-US$ exchange rate to increase to 31.9%.

[10]	https://www.indec.gob.ar/uploads/informesdeprensa/ipc_01_20578B3E8357.pdf
[11]	https://www.indec.gob.ar/uploads/informesdeprensa/ica_01_20B13D104EBD.pdf
[12]	https://www.indec.gob.ar/ftp/cuadros/economia/cin_III_2019.xls
[13]	http://www.bcra.gob.ar/Pdfs/PublicacionesEstadisticas/seriese.xls. See spreadsheet entitled RESERVES, column P

At year-end, international reserves totaled US$ 44.78 billion,14 accounting for a decrease of USD 21.02 billion, compared to December 2018, primarily due to debt repayments, interventions in the FX market, and a decrease in bank’s legal requirements due to the flight of US dollar-denominated deposits.

Monetary Policy

In 2019, Argentina’s monetary policy set forth strict controls on the monetary base and provided for an exchange rate “floating zone.” This arrangement was implemented as part of the Stand-By Agreement entered into with the IMF, and also to support a fiscal consolidation goal. The plan was devised to help stabilize inflation and relieve pressures on the exchange market, in the wake of the sudden investment of capital flows that took place in 2018. The Central Bank established a monetary base zero-growth target for the year (in addition to some technical adjustments to tackle seasonality issues and interventions in the FX market).

During the first two months of 2019, this policy was quite successful in curbing inflation and nominal volatility prevailing in the economy. However, in March-April, a new exchange volatility event occurred, resulting in further inflation. Against this backdrop, the Central Bank increasingly hardened Argentina’s monetary targets for the year (suspending seasonal increases in the monetary base, scheduled for June and December). On April 29, the Central Bank announced it would intervene directly in the FX market to the extent needed to tackle excessive volatility events. With these announcements, the monetary authority managed to stabilize the local currency until the primary elections. At the beginning of the year, the exchange rate was AR$ 37.93 per US$ 1 to climb to AR$ 45.40 per US$ 1 on August 9, two days before the primary elections, after all the aforementioned events.

As a result of the primary elections held on August 11, President Macri was boldly defeated by Peronist party candidate Alberto Fernández. The unexpected and broad difference in favor of Fernández was perceived by the market as a too disturbing event. Hence, the exchange rate hiked by 30% within the three days following the elections, from AR$ 45.40 to AR$ 58.83 per US$ 1, amidst a context burden with uncertainty over the future of the Argentine economy. The Central Bank started to dispose of reserves to put a halt on the decline. One week after the elections, Minister of Finance Nicolás Dujovne resigned and was succeeded by Hernán Lacunza.

In light of the substantial (and incremental) capital outflows and huge payments of short-term debt falling due the following weeks, Minister Lacunza unilaterally rescheduled short-term Treasury bills (denominated in US$ and AR$), rolling over their maturities for 180 days (except for those held by individuals). His decision exacerbated capital outflows and withdrawals of US-dollar deposits from domestic banks. As a result of these developments, International Reserves plummeted 18.4% (or US$ 12.20 billion) from August 9 to August 30.

To address these hardships, the President enacted Decree No. 619/2019 ordering that the Central Bank implement exchange controls, while imposing on exporters the obligation to settle all US-dollar proceeds from their exports in the official market. Accordingly, the monetary authority set a monthly limit of US$ 10,000 to buy foreign currency without specific purpose (that is, without imposing restrictions on imports or debt repayments), among other measures effective since September 1. These regulations helped curb capital outflows and foreign exchange volatility until the presidential elections scheduled for October 27.

However, International Reserves would continue declining to reach US$ 43.51 billion on October 25 (from US$ 66.30 billion recorded on August 9), due to several factors, including incremental withdrawals of US dollar-denominated deposits (accounting for the decline in reserves in the amount of US$ 7.05 billion), debt repayments in the amount of US$ 8.20 billion made by the Argentine government, and continuing sales of US dollars by the Central Bank to curb devaluation pressures (US$ 7.45 billion) during that period.

Alberto Fernández won the presidential elections of October 27 and, on that very same evening, the Central Bank drastically cut the limit to purchase foreign currency up to a monthly cap of USD 200 per person. As a result, the demand for US dollars in the official market was almost reduced to zero, while alternative and parallel exchange rates started to hike and gain relevance in terms of volume.

[14]	http://www.bcra.gob.ar/Pdfs/PublicacionesEstadisticas/seriese.xls. See spreadsheet entitled RESERVES, column C

The new President took office on December 10. One week later, the new administration submitted a bill dubbed “Social Solidarity and Productive Revival Law” to the Congress for approval. The bill was passed on December 23 and turned into Law No. 2754115. With the enactment of this bill, the government adopted several measures, including an increase in export duties and the creation of a 30% tax levied on the purchase of foreign currency for travelling purposes, expenses made abroad, or without specific purposes. The other exchange controls remained unaltered.

LELIQ was the major monetary policy instrument during the year—a bill issued by the Central Bank which was devised to handle monetary conditions in the economy and whose interest rate was the key benchmark for the financial system. Since the monetary policy was quite hawkish during the year, the LELIQ rate always remained at high levels, at an annual average of 65%16.

Alberto Fernández clearly stated his intention to prompt fast and pronounced monetary easing in his first months in office. In December, the monetary policy rate was cut down from 63% to 55%, with the ensuing increase in the monetary base. All other reference interest rates were closely aligned with the changes in the LELIQ rate.

As a result of all these events, the monetary base grew by 29.7% during the year, reflecting a pronounced difference vis-a-vis the changes the monetary base had experienced since December 18 through October 19 (when it grew just by 3.7%) and since October 19 through December 19 (when it grew by 25%). Balances of banks’ current accounts at the Central Bank increased by 23.7% (due to the fact that the Central Bank reduced minimum cash requirements during the year), while cash held by the public rose to 35%17. The M2 monetary aggregate (including cash and sight deposits), measured in terms of balances, increased by 34.9% during the same period in line with the changes in the cash demand.

Financial System

All comparisons relating to the financial system contained in this annual report are stated in nominal terms.

The rise in already high rates, coupled with the strong depreciation of the Argentine peso and widespread uncertainty, took their toll on the functioning of the financial system all over the year, particularly, in the wake of August’s primary elections. Total peso-denominated deposits rose by 23.3%, while deposits exclusively held by the private sector grew by 35.3%.

Sight deposits18 grew by 45.9%, much more than time deposits which only increased to 24.7%, lagging behind as a consequence of deposits adjusted by applying the benchmark stabilization coefficient /purchasing power unit (CER/UVA) which increased to 18.9%, compared to traditional time deposits that rose by 24.8%.

US-dollar denominated deposits declined by 32.9%, concentrating the largest portion of the outflows that occurred after August’s primary elections. Despite these serious hardships, the financial system’s balance sheet did not exhibit signs of stress.

As to loans19, lending growth, in particular, in terms of consumer and corporate loans, was limited by high interest rates, the Central Bank’s restrictive monetary policy, and high uncertainty levels.

The stock of peso-denominated loans granted to the non-financial private sector grew by 18.3% during the year. Placements were led by credit cards, which grew by 47.0%. US-dollar denominated loans fell by 32.5% in terms of US dollars, in line with deposits denominated in that currency.

Changes in lending and borrowing rates20 were determined by the increase in the Central Bank’s reference interest rate (Leliq rate), which was standing at 53.7% in January 2019 but hit almost 78.4% in September, to decline by 55.0% on December 30, 2019.

[15]	http://servicios.infoleg.gob.ar/infolegInternet/verNorma.do?id=333564
[16]	http://www.bcra.gob.ar/Pdfs/PublicacionesEstadisticas/seriese.xls. See spreadsheet entitled CENTRAL BANK INSTRUMENTS, column J
[17]	http://www.bcra.gob.ar/Pdfs/PublicacionesEstadisticas/seriese.xls. See spreadsheet entitled MONETARY BASE
[18]	http://www.bcragob.ar/Pdfs/PublicacionesEstadisticas/seriese.xls See spreadsheet entitled DEPOSITS
[19]	http://www.bcra.gob.ar/Pdfs/PublicacionesEstadisticas/seriese.xls See spreadsheet entitled LOANS
[20]	http://www.bcra.gob.ar/Pdfs/PublicacionesEstadisticas/seriese.xls See spreadsheet entitled REFERENCE RATES

Badlar (private banks’ interest rate on deposits in excess of AR$ 1 million)—stated in monthly averages—stood at 45.9% at the beginning of the year and rose to 59.8% in September, to decline by 41.7%, on average, in December 2019.

BBVA Argentina S.A.

Business Overview and Strategy

BBVA Argentina S.A. (“BBVA Argentina” or the “Bank”) is a subsidiary of Bilbao Vizcaya Argentaria S.A. (“BBVA” or “Parent” or “BBVA Group”),its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized enterprises (SMEs), and large corporations.

Focused on addressing its customers’ actual needs, BBVA Argentina’s purpose is to offer the best solutions, and to help customers make better financial decisions, through a friendly and convenient experience. The Bank upholds strong values: “Customer comes first, Thinking big and We are one team.” Besides, its responsible banking model seeks to help create a more inclusive and sustainable society.

The Bank has been one of the pioneer financial institutions in listing its shares on the Buenos Aires Stock Exchange (ByMA) since 1888 (ticker: BBAR). Since 2018, the Bank’s shares have also been listed on Mercado Abierto Electrónico (MAE). The Bank’s shares in the form of American Depositary Shares (ADS) have been listed on the New York Stock Exchange (NYSE) since 1993 (ticker: BBAR) and on the Latin American Stock Market (LATIBEX) based in Madrid since December 1999 (ticker: XBBAR).

On June 7, 2019, BBVA adopted a single brand at a global level “BBVA”, and a logotype in line with the digital world. This new identity reflects the BBVA Group’s values, particularly, our “We are one team” motto, which emphasizes the importance of the people who work at BBVA Group, as well as their commitment to the BBVA project. In Argentina, BBVA Francés has been renamed BBVA Argentina. In turn, the corporate name changed to “Banco BBVA Argentina S.A.,” as approved by the Central Bank on July 29, 2019. In line with this new identity, the Bank has replaced its ticker symbol at NYSE, BYMA and MAE with BBAR, while its new ticker symbol at Latibex is XBBAR.

BBVA Argentina has several associates and subsidiaries that help expand its geographic footprint, attract new customers more efficiently, and enhance its value proposition:

Banco BBVA Argentina S.A.*

BBVA Asset Management Argentina SA.***	BBVA Francés Valores S.A.**	PSA Finance Argentina Compañía Financiera S.A.	Rombo Compañía Financiera S.A.	Volkswagen Financial Services Cfa Financiera S.A.	BBVA Consolidar Seguros S.A.	Consolidar A.F.J.P. S.A. (en liquidación)	Interbanking S.A.
100%	96,99%	50,00%	40,00%	51,00%	12,22%	53,89%	11,11%

*	Considering the share capital and voting stock.
**

On October 9, 2019, the CNV handed down Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. with the Bank, which is pending registration with the Argentine Superintendence of Corporations (IGJ).

***	Effective since January 23, 2020, the IGJ has approved the change of corporate name (formerly, BBVA Francés Asset Management S.A.).

BBVA Argentina consolidates its financial information on a line-by-line basis with BBVA Asset Management Argentina S.A., Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. (PSA) and Volkswagen Financial Services Compañía Financiera S.A. (VWFS). Effective since the first quarter of 2018, the Bank’s equity interest in PSA was deconsolidated and disclosed as “Investments in associates” (under the equity method), and income (loss) from such investments was recognized as “income (loss) from associates”, in the same manner as Rombo Compañía Financiera S.A. (Rombo).

On September 25, 2018, the Bank also deconsolidated its equity interest in VWFS.

Effective since July 1, 2019, the Bank resumed the line-by-line consolidation of PSA’s and VWFS’ activities with BBVA Argentina.

On October 9, 2019, the CNV handed down Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. with the Bank, which is pending registration with the Argentine Superintendence of Corporations (IGJ).

BBVA Consolidar Seguros S.A. is disclosed as “Investments in associates” (under the equity method), and income (loss) from such investments was recognized as “Income (loss) from associates”, in the same manner as income (loss) from Rombo and Interbanking.

As of December 31, 2019, the Bank recorded total consolidated assets in the amount of AR$ 440.2 billion, with total loans accounting for AR$ 198.3 billion out of that total. On the other hand, the Bank’s total consolidated liabilities amounted to AR$ 374.9 billion, out of which AR$ 294.0 billion were related to total deposits. Total consolidated shareholders’ equity amounted to AR$ 65.3 billion. As of December 31, 2019, net income for the year amounted to AR$ 31.3 billion, compared to AR$ 9.7 billion at the end of fiscal year 2018.

BBVA Argentina is the fourth21 largest privately-owned local bank in terms of private loans, accounting for 6.1%22 of the baking system’s total loans at an individual level, and 7.7%22 of the banking system’s total loans, at a consolidated level. The Bank’s market share in retail loans (including personal, mortgage, pledge and credit card loans) was 7.5%22 at an individual level, and 8.6%22 on a consolidated basis. As for commercial loans (including notes discounting, overdrafts and other loans), the Bank’s market share was 6.3%22 at an individual level, and 6.7%22 on a consolidated basis. The Bank is also the third21 largest privately-owned local bank in terms of private deposits, with a market share of 7.2%22 in total deposits banking system-wide.

Through its universal banking platform, the Bank offers a broad array of financial and non-financial services to individuals and businesses throughout Argentina, encompassing all population segments. The Bank offers retail and commercial banking products, as well as insurance, asset management, security brokerage, and investment services. BBVA Argentina believes the wide range of financial solutions offered to its customers, complemented by its unique strategic alliances and partners, as well as its capacity to leverage the BBVA Group’s global expertise, relationships and technological platform, provides the Bank with a significant competitive edge compared to other Argentine companies in the financial sector. Such competitive advantages place the Bank in a privileged position to take up opportunities and capitalize on the consolidation potential of the fragmented banking sector.

The Bank manages the following entity-wide business lines:

•

Retail Banking, through which the Bank offers financial services to individuals across all income segments. The main retail banking products include checking and savings accounts, time deposits, credit cards, personal and auto loans, mortgages, insurance, and investment products. Despite its historically strong presence within the middle-income and affluent segments of the population, the Bank’s products and distribution channels are designed to attract customers across all customers segments. As of December 31, 2019, the Bank had over 2.6 million active retail banking customers. The retail banking strategy is focused on growing our customer base, expanding our product and service offering, particularly in underdeveloped products, such as mortgages, and in products where we see potential to increase our market share, such as personal loans, and leveraging our technological platform to enhance our customers’ banking experience. As of December 31, 2019, our market share[23] in personal loans and mortgages was 5.0% and 3.2%, respectively. As to pledge loans, our market share[17] was 1.1% at an individual level, and 14.5% on a consolidated basis. Our market share[17] in credit card financing and spending was 12.2% and 15.4%, respectively

•

Small and medium-sized companies, through which we offer financial services primarily to local private-sector companies. Our main products within this business line include financing products, factoring, checking accounts, time deposits, transactional and payroll services, insurance and investment products. As of December 31, 2019, we had approximately 58,000 active SMEs customers. We believe small and medium-sized companies are a key element to Argentina’s economic growth, and we are focused on expanding the number of customers we serve and on being a strategic partner to our customers, supporting them with tailored-made and transactional products, as well as with differentiated customer service through our 251 branches.

[21]	Source: Central Bank. Last available information as of October 2019.
[22]	Based on daily data from the Central Bank, outstanding principal balances as of the last day of the period. As of December 2019.
[23]	Based on daily information from the Central Bank, outstanding principal amounts as of the last day of the period. As of December 2019.

•

Corporate and investment banking (C&IB), through which we offer financial services to some of the largest Argentine corporations and multinational companies operating in Argentina. Corporate Banking is divided by industry sector into Consumer Goods, Heavy Industries and Energy, each of which provides personalized services to large companies. In addition to the products we offer to SME customers, we provide our corporate and investment banking customers with global transaction services, global markets solutions, such as risk management and securities brokerage, long-term financing products, including project finance and syndicated loans, and corporate finance services, such as mergers and acquisitions and capital markets advisory services. As of December 31, 2019, we had approximately 700 corporate banking active customers. Within our corporate and investment banking business line, we are focused on leveraging the deep expertise of our industry-focused relationship executives, supported by the BBVA Group’s global network, to continue to provide bespoke global financial solutions to our corporate customer base. BBVA Argentina is focused on being a trusted partner for its corporate customers as they seek to finance investment opportunities, particularly, within certain sectors of the economy where investment has lagged behind, such as telecommunications, energy and infrastructure.

BBVA Argentina offers products and services through a wide multiple-channel distribution network with presence in all the Argentine provinces and in the City of Buenos Aires, servicing 2.7 million active clients as of December 31, 2019. This network includes 251 branches, which provide services to the retail segment and to small and medium-sized companies and corporations. In addition, at December 31, 2019, the Bank had 15 in-company branches, 6 points of sale (a contact point that offers only automated services and commercial assistance, but does not have a license granted by the Central Bank to operate as a branch) and 2 points of express support (cashier-free branches), 887 ATMs and 862 self-service terminals (“SSTs”), which allow customers to do banking transactions without the need for identification using a personal password or identity document. At the end of 2018, the Bank had 252 branches, 18 in-company banks, 7 points of sale, 1 point of express support, 845 ATMs, and 797 SSTs. The criterion adopted is that reported to the Central Bank..

Additionally, BBVA Argentina provides an electronic banking service, a modern, secure and functional internet banking platform (bbva.com.ar), and mobile banking apps, such as BBVA Móvil and Go. Accordingly, as of December 31, 2019, the Bank had 1.7 million active digital customers and 1.4 million mobile customers. The Bank (including subsidiaries) had a total of 6,321 employees as of December 31, 2019 compared to 6,104 employees as of December 31, 2018.

The distribution network is complemented by business alliances and distribution channels. Business alliances encompass agreements with Lan Argentina S.A. (LATAM Airlines), and MOVE Concerts Argentina S.A. (MOVE), Oymyakon S.A. (PopArt), and Medios y Contenidos Producciones S.A. (RGB Entertainment), the latter three within the entertainment segment. Distribution channels include the credit card programs with Club Atlético River Plate Asociación Civil and Club Atlético Boca Juniors Asociación Civil, as well as with insurance companies, such as Ritenere S.A.

(La Caja Seguros), and agreements with the automobile companies, PSA Finance Compañia Financiera S.A., Rombo Compañía Financiera S.A. and Volkswagen Financial Services S.A. All these agreements have allowed the Bank to expand its customer reach cost-effectively and further expand its points of presence while enhancing the value proposition.

BBVA Argentina has invested in its physical and digital distribution network, making it possible to offer a differential, flexible, and convenient banking experience to its customers. In addition, we consider that with our existing distribution structure, we have the necessary reach and scale to facilitate our expected growth while improving our operating efficiency, number of customers and products.

	Sucursales	Puntos de Atención Express	ATMs	ATSs	Puntos de Venta	Bancos en Planta
Ciudad Autónoma de Buenos Aires	83	1	283	277	1	4
Buenos Aires	85	0	337	293	2	9
Catamarca	1	0	3	3	0	0
Córdoba	15	0	32	48	0	0
Corrientes	2	0	9	6	0	0
Chaco	2	0	7	9	0	0
Chubut	5	0	15	14	1	0
Entre Ríos	6	0	15	16	0	0
Formosa	1	0	5	6	0	0
Jujuy	1	0	2	3	0	0
La Pampa	2	0	3	7	0	0
La Rioja	1	0	4	4	0	0
Mendoza	11	0	33	36	0	0
Misiones	2	0	6	10	0	0
Neuquén	4	0	14	12	0	0
Río Negro	3	0	10	11	0	1
Salta	2	0	7	10	0	0
San Juan	2	0	10	11	0	0
San Luis	2	0	6	7	0	0
Santa Cruz	3	0	9	7	0	0
Santa Fe	11	0	43	45	2	1
Santiago del Estero	2	0	7	7	0	0
Tucumán	3	1	18	16	0	0
Tierra del Fuego	2	0	9	4	0	0

Total	251	2	887	862	6	15

References:
Sucursales	Branches
Puntos de Atención Express	Points of Express Support
ATMs	ATMs
ATSs	SSTs
Puntos de Venta	Points of Sale
Bancos en Planta	In-company Branches

Strategy

BBVA Argentina has identified transformation and growth as the drivers of its strategy.

Transformation

BBVA Argentina focuses on transformation based on the conviction that customer experience will be the decisive differentiating factor in the success of the institution in the coming years. Moreover, the financial intermediation activity is aligned with the technological revolution that is reshaping most industries, forcing the Bank to reconsider and redesign the model to service, attract and interact with customers in general.

The following describes the Bank’s primary transformational initiatives in 2019:

Digital Transformation

The Bank’s digital transformation began in 2015 with an expanded digital presence in Google and Facebook. In 2017 and 2019, the Bank’s digital strategy became more sophisticated by adding leading digital applications and focusing on excellence in user experience and digital sales solutions, thus supplementing the Bank’s traditional channels to become more productive and increase the number of customers.

BBVA Argentina believes this transformation differentiates it from competitors in terms of service quality, as it seeks to leverage data and technology to design offerings of products and services that meet customers’ needs.

The Bank’s digital transformation strategy is primarily focused on increasing customer self-service through digital tools, growing in an open market, and improving points of physical contact with customers. BBVA Argentina has been focused on developing an omni-channel service model, in which physical branches are just one of many ways of connecting with customers. While the Bank has an extensive countrywide branch network present in all provinces, the role of branches is changing and is expected to continue to change. More and more value-added transactions are expected to be served personally, while other types of transactions will be increasingly undertaken through digital channels.

In summary, the Bank’s digital transformation process is an essential element of its strategy, from both business and growth perspectives, which enables it to connect and serve customers in a manner consistent with their expectations. It also contributes to the Bank’s efficiency, paving the way for a better use of resources and delivering a competitive advantage.

Cultural Transformation—Agile

Commencing in the first quarter of 2018 and throughout 2019, the Bank undertook a cultural transformation under the name and concept of “agile,” with a focus on always putting the customer first and finding solutions to their needs. Under this new model, the Bank implemented a new organizational structure, providing greater resources to teams and new working methodologies including reorganization of roles and tasks, open communication and synergies fostered by open plan workspaces, and the latest technology available.

Growth

In 2019, BBVA Argentina reaffirmed its goal to increase its market share and is now one of the leading banks in the Argentine financial system. The Bank has implemented an ambitious growth plan which includes expanding the customer base, both for individuals and companies, as well as the size of its balance sheet. This growth plan, which was implemented by BBVA Argentina in 2017 and 2018, continued during 2019 in terms of expansion of the customer base of both individuals and companies, with an increase of over 137 thousand active customers during 2019, reaching an aggregate of 2.6 million retail customers as of December 31, 2019. With respect to small and medium-sized companies, BBVA Argentina reorganized the management model for this customer segment, providing service to small and medium-sized companies throughout the entire network of branches, thus enabling greater penetration of and closeness to smaller companies. On the other hand, the relevant opportunities in the Argentine market have been spearheaded by the highly qualified commercial team in place in Corporate Banking.

Management Report

2019 Performance

BBVA Argentina ended year 2019 as one of the leading financial institutions in the Argentine financial system, increasing its customer portfolio and gaining market share in its credit portfolio.

BBVA Argentina has displayed a good performance in a challenging year. As of December 31, 2019, the Bank posted a profit of AR$ 31.35 billion, accounting for a 223% increase vis-a-vis the previous year. Average return on equity (ROE) amounted to 60.3% and average return on assets (ROA) was 7.9%.

References:
Millones de ARS	Millions of AR$
Resultado neto	Net profit

Activity

BBVA Argentina continues pursuing a growth plan launched in the second quarter of 2017 in order to consolidate its leadership position in the Argentine financial market. In 2019, the Bank displayed an outstanding performance and maintained a good growth pace, increasing its market share in private loans in pesos by 40 bps. In December, such market share reached 6.1%.

The net loan portfolio totaled AR$ 198.34 billion at year-end, reflecting a 9.3% increase year-on-year. Considering private-sector loans in pesos only, the Bank’s net loan portfolio increased by 12.4%.

Against this backdrop, the Bank reviewed its strategy focusing on the most profitable and value adding products and segments. The Bank also continues pursuing its digital transformation process.

As a result, the retail business portfolio rose to 43.7%. Mortgage loans displayed an outstanding performance, since a substantial portion of such loans are UVA-linked, allowing the Bank to reach a 46.9% increase in this line at year-end. On the other hand, the credit card business experienced a substantial increase towards the end of 2019 (69.8% year-on-year). However, personal loans remained steady. Pledge loans decreased due to declining car sales in 2019.

As in the previous year, BBVA Argentina’s market share in the credit card financing and spending business rose by 128 bps and 139 bps, respectively. Besides, the Bank gained market share in the debit card spending business (up to 50 bps).

Concerning the SMEs segment, the Bank has made progress with the rearrangement of its business lines and service models in order to increase penetration.

In 2019, peso-denominated commercial loans grew by 5.6%, primarily as a result of financing facilities granted to SMEs in the form of notes discounting and the incremental volume of overdrafts.

The Entity’s market share in commercial loans fell by 6.7% at year-end.

Foreign-currency denominated loans fell not only in BBVA (59.3%) but also in the financial system as a whole.

In 2019, the Argentine government eliminated the Productive Financing Facilities pursuant to which credit facilities were granted at a regulated rate, and a FONDEP facility was created to offer SMEs more affordable rates on their note discounting transactions.

References:
Composición Préstamos Privados	Private Lending Breakdown
Comerciales	Commercial Loans
Particulares	Consumer Loans

In terms of portfolio quality, at year-end, the non-performing portfolio ratio (non-performing loans/total loans) was 3.2%, with a coverage level (total allowances/non-performing loans) of 239.9% as of December 31, 2019. These ratios evidence certain deterioration of both the retail and the commercial loan portfolio.

At year-end, BBVA Argentina had a portfolio of government securities in the amount of AR$ 49.30 billion, allocated as follows: AR$ 33.06 billion to LELIQs, and the remaining balance to domestic government securities in pesos and US dollars.

With respect to liabilities, customers’ deposits amounted to AR$ 293.98 billion, which accounted for a 13.3% increase in the trailing twelve months, including the revaluation of US-dollar denominated deposits. The financial system, including BBVA, experienced a drain of foreign-currency denominated deposits in the wake of the outcome of the primary elections, which led to a lower growth pace compared to previous years.

During that period, sight deposits had an outstanding performance, increasing by 41.7%, while time deposits remained steady, primarily in response to investment and liquidity protection needs.

As of December 31, 2019, transactional deposits accounted for 71% of total private deposits.

As of December 31, 2019, the Bank’s market share in private-sector deposits was 7.1%, equivalent to an 86 bps decrease for the period.

It should be noted that in 2019, total deposits grew faster than lending, both at the Bank and system-wide.

Deposit funding is a structural component of the Bank’s financing, particularly, in the retail and corporate segments.

References:
Composición Depósitos Privados	Private Deposit Breakdown
Plazo	Time Deposits
Vista	Sight Deposits
Otros	Others

In December 2019, the Entity issued its 6-month Class 28 Corporate bonds for an aggregate principal amount of 1.967 billion at variable interest rate equal to private BADLAR, plus 4.0% in annual nominal terms. Interest payable on a quarterly basis.

Results of Operations

As of December 31, 2019, BBVA Argentina posted net income in the amount of AR$ 31.35 billion, accounting for a 223% increase compared to 2018, broken down as follows: net interest income grew by 111.4%, net fee and commission income grew by 20.4% and expenses, including general expenses, personnel benefits and other allowances grew by 81.3%.

Breakdown of Changes in the Main Profit or Loss Items

Net interest income: Net interest income totaled AR$ 55.22 billion, accounting for a 111.4% increase against the previous year, as a result of a 99% increase in income and an 83.8% increase in expenses.

Income grew faster than expenses, primarily due to a strong rise in interest rates on Central Bank’s instruments during the year, and a rising curve of rates applicable to private loans.

The increase in income is attributable, on one hand, to the system-wide increase in lending and government securities interest rates and, on the other hand, to the growing inflation affecting UVA-linked loans.

Intermediation activity in foreign currency was affected by depositors’ demand for US-dollar banknotes, following the primary elections, which resulted in a decline in loan offering to the private sector.

Net fee and commission income: Net fee and commission income grew by 20.4% during the year, primarily as a result of a 45.0% increase in income and a 64.5% increase in expenses.

Even though the increase in income (AR$ 18.02 billion) was affected by a regulatory reduction in credit and debit cards pursuant to the established schedule, the performance of the several lines was favorable, with an increase in spending with the Bank’s cards and in the market share.

Besides, charges for collection services rose to 30% only, despite the Bank’s efforts to make the product profitable after the aforementioned increase in banknote balances.

On the other hand, the increase in expenses (AR$ 11.39 billion) was primarily attributable to the benefit programs the Bank offers to its customers, and to the incremental costs associated with the advertising campaigns it has been implementing. Besides, the costs of the LATAM benefit program are dollarized; therefore, the exchange rate depreciation has a strong impact on the level of commissions paid by customers.

Foreign exchange and gold gains (losses): During the year, this item rose to 61.3% due to the effect of the currency depreciation, as a result of the lending position maintained by the Bank and the more intensive foreign currency trading activity due to FX volatility.

Personnel benefits

Personnel benefits rose to AR$ 13.73 billion, accounting for an increase of 53.2% compared to fiscal year 2018. Such increase was primarily attributable to a salary raise agreed upon by the banks with the banking union to cover the gap between cumulative real inflation and the salary raise agreed upon by collective bargaining. It should be noted that, similarly to 2018, such salary raises were paid hand in hand with inflation hikes, rather than on a retroactive basis as in previous years.

Administrative expenses

Administrative expenses rose to 62.7%, primarily as a result of the exchange rate increase and, in particular, due to expenses in armored car services since, as a consequence of the post-primary elections high FX volatility, branches were in need for a larger amount of US-dollar banknotes to address the growing demand from customers, and also due to the purchase of card plastic as a consequence of our rebranding and technology upgrade (ContactLess).

Other operating expenses: The increase in this item is due to increased allowances for lawsuits, and a higher turnover tax liability.

Finally, the Bank remains strongly committed to maintaining expenses under control. In line with this goal, the Bank has been implementing several plans as part of its transformation strategy, including a reduction in cashier transactions at branches by means of a strong customer digitization campaign, streamlining processes and reallocating resources to more productive tasks.

Income (loss) from associates and joint ventures: In this line, the Bank recorded a net profit of AR$ 637.2 million. The line comprises the profit (loss) of nonconsolidated businesses, including the equity interest in Rombo Compañía Financiera and Consolidar Seguros, among others.

Plans for 2020

The year 2019 was a challenging one due to the complexity of the prevailing macroeconomic scenario, in addition to the presidential elections, held in October, which resulted in the victory of a new government. The economy was immersed in recession, with an almost 2.4% decline in GDP, extremely and persistently high inflation, and strong depreciation of the local currency. In an effort to contain inflation expectations and currency depreciation, the Central Bank tightened its monetary policy by introducing substantial rate hikes, but with little success. In response to this scenario, the outgoing government was forced to impose controls in the FX market, which have been increasing ever since and are still in place.

Against this backdrop, the demand for credit declined strongly, coupled with a widespread deleverage of banks’ balances in US dollars, and a substantial drain of US-dollar denominated deposits, without endangering the system’s strength.

However, BBVA Argentina and the other banks have managed to show that they comprise a strong financial system, within the reach of everyone, and capable of withstanding serious shocks, as those experienced during the past year.

At BBVA Argentina, we believe that increased currency stability and inflation containment are key to building a trustworthy financial system able to channel Argentinians’ savings and, hence, satisfy the demand for credit to leverage an economy that will gradually manage to rebound. However, the economic weakness will continue throughout 2020, which is posed as a truly challenging year for Argentina and for the financial system. BBVA Argentina has maintained its strength, both in terms of liquidity and capital, in order to contribute to the recovery of the economy and the country as a whole.

Accordingly, BBVA Argentina will continue pursuing its strategy based on digital transformation, so that its 6,300 employees, distribution network, distribution channels, and business alliances can provide customers with the best experience in handling their finance, with affordable, convenient and innovative products to remain the preferred and trusted bank for an increasing number of Argentinians.

In that vein, our growth plan will remain focused on gaining new customers as well as on building the relation with the existing ones, in order to boost cross-selling, by enhancing service quality and user’s experience, in digital and mobile channels and/or at the branch network.

BBVA Argentina seeks to keep enhancing efficiency levels, while continuing with its endeavors to contribute to the development and training of work teams. Satisfying customers’ actual needs is at the core of BBVA Argentina’s purpose: “help customers make the wisest financial decisions, by offering them the best trustworthy solutions, through a user-friendly and convenient experience, using digital and traditional channels.”

In terms of asset growth, and concerning its several lines of business, the Bank will focus on those that add value to customers, supporting the development of the financial system. In this regard, the focus is expected to be placed on products, such as credit cards and consumer loans, and on commercial banking short-term loans.

As to consumer loans, BBVA Argentina will continue striving to gain a leading position in the mortgage business, and cause its market share in personal loans to return to a growth path. The completion of these goals will be closely tied to a rekindled demand for credit. BBVA Argentina, together with its subsidiaries and affiliates, seeks to maintain a leadership position in the pledge loan business and to remain one of the leading banks in the credit card business, along with its strategic partners.

Regarding commercial lines, BBVA Argentina seeks to gain market share in those in which it already has a stake, reinforce its penetration in the SMEs segment, and increase the number of payroll accounts under management, while boosting cross-selling with products targeted at individuals. The commercial strategy is aligned with the good portfolio quality BBVA Argentina boasts and seeks to maintain.

In terms of liabilities, the plan for 2020 will be focused on increasing transactional funding, contributing to improve the Bank’s funding, which will then translate into increased lending to customers and the society.

Finally, as part of its commitment to Argentina, the Bank will keep working on its sustainability model, and supporting responsible business actions to address issues such as inclusion, financial education, and environmental preservation.

Earnings Distribution Policy

BBVA Argentina has an earnings distribution policy consistent with its mission of generating sustained profitability for the shareholders, while contributing to the favorable development of the Entity’s equity to drive business and activity growth— all of which maintaining adequate liquidity and solvency levels, in compliance with applicable laws and regulations.

Earnings Distribution

According to the applicable Central Bank’s rules on “earnings distribution,” in calculating distributable earnings, entities are required to make certain off-balance sheet deductions from the addition of balances carried in the account “Unappropriated Retained Earnings,” and in the optional reserve for future distribution of dividends.

The Central Bank eliminated the additional 75% requirement for the payment of dividends for financial institutions and, in line with Basel III, replaced it with:

•	A capital conservation buffer equal to 2.5% of risk-weighted assets.

•	An additional buffer equal to 1% of risk-weighted assets for entities qualifying as Domestic Systemically Important Banks (“D-SIBs”), as defined by the Central Bank.

•	A contracyclical buffer currently set by the Central Bank at 0%. However, the Central Bank may increase such buffer to 2.5% of risk-weighted assets, based on its own assessment of the systemic risk.

Entities are required to pay in these buffers exclusively out of their core tier 1 capital (COn1). An entity’s failure to pay in these buffers may have several implications, including progressive restrictions on dividend distributions, share buy-backs, payments on other equity instruments, or payment of certain bonuses to employees.

Among its interim provisions, Communication “A” 6464 establishes that, until March 31, 2020, financial institutions which, for purposes of calculating their distributable earnings, have not increased by 1 percentage point the ranges of Tier 1 (COn1) Capital, net of deductions (CDCOn1), set out in the tables of paragraphs 4.1.4. and 4.2.4. of the rules on “Earnings Distribution”, shall require the previous authorization of the Office of the Superintendence of Financial and Exchange Entities (SEFyC) to distribute earnings. On the other hand, financial institutions will be allowed to distribute dividends provided that such financial institutions: (i) are not subject to the terms of Article 34 “Conformance and turnaround” and Article 35 bis “Restructuring of a financial institution to safeguard bank loans and deposits” of the Financial Institutions Law (Law No. 21526); (ii) are not receiving financial assistance from the Central Bank; (iii) are not in arrears or have not infringed the reporting requirements established by the Central Bank; and (iv) are compliant with minimum capital and cash requirements.

Furthermore, the Central Bank issued Communication “A” 6768 which sets forth that, effective August 30, 2019, financial institutions will be required to have the Central Bank’s previous authorization to distribute earnings. As part of the authorization process, the Office of the Superintendent of Financial and Foreign Exchange Institutions will consider, among other things, the potential effects of the adoption of International Financial Reporting Standards, as per Communication “A” 6430 (paragraph 5.5. of IFRS 9 – Impairment of Financial Assets) and the restatement of financial statements required under Communication “A” 6651.

The Board of Directors of BBVA Argentina resolved to submit for the consideration of the Shareholders at Meeting the payment of cash dividends in the amount of AR$ 2.50 billion.

Directors’ Fees and Compensation Policy

In Argentina, the Board of Directors’ remuneration is governed by the Argentine General Companies Law and by the CNV rules. According to such standards, the remuneration payable to directors must be approved by a majority of shareholders, gathered at the annual shareholders’ meeting. Besides, total fees and other compensation payable to directors may not exceed 25% of an entity’s realized and liquid profits, if dividends are distributed. In this regard, the CNV establishes a calculation formula, which is capped at 25% of the entity’s liquid and realized profits, and would hence require a dividend distribution equal to 75% of liquid and realized profits. If no dividends are distributed to shareholders, then, the total remuneration payable to the Board of Directors will be limited to 5% of the entity’s profits, as permitted by the Argentine General Companies Law.

BBVA Argentina—Service Model

The development of service models is guided by BBVA Group’s values—“The customer first,” “Thinking big,” and “We are one team.” For such reason, substantial efforts are in progress to:

References:
Brindar la mejor atención	Deliver the best customer service
Las mejores soluciones	Offer the best solutions
Innovando en las formas de hacer	Embracing innovation in the manner of doing things

Encouraging customers to use new technologies and formats to operate, thus allowing the Bank to continue promoting projects aimed at differentiation and meeting customers’ demands.

BBVA Argentina operates with a multi-channel strategy focused on user experience, promoting best practices for each contact channel and innovating with technological advances evolving for each area.

On the one hand, BBVA Argentina has a physical structure that includes branches, a call center and a network of ATMs and SSTs. On the other hand, the Bank provides digital channels, including web-based and mobile, along with strategic partners and alliances that make the value proposition accessible to a greater number of interested people.

Branches

The Entity continues delivering on a commercial strategy based on a full-service concept across all segments, through multi-tasking managers, capable of meeting Individual and Corporate customers’ needs, strengthening customized service at each branch for transactions that require specific documents and controls.

•	Individuals are segmented, and managed with an emphasis on Digital Banking, streamlining management tools.

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Premium: High-income individual customers, with customized service. Premium customers are served at branches which have dedicated venues where Premium World or Premium Account Executives deliver the highest quality service, following service and customer management guidelines with clear follow-up. During year 2019, BBVA Argentina expanded and consolidated the Direct Service model. This model is used for the remote management of customers with highly digital operations, who have advisory and on-line management needs. Management channels include: E-mail / chat and telephone. Almost 100,000 customers are already part of this model, receiving customized service from 120 Premium and Premium World Account Executives. The relationship, growth and retention of customers within this segment are among the Entity’s top priorities.

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Other Individuals: Individual customers who do not belong to any of the preceding segments. These customers are handled by business officers at the branches, primarily through automatic channels or over the phone, where most transactions can be completed. The development of assessment, proposal and offering models, and the development of new functionalities in the channels, are key to the satisfaction of this customer segment.

•	Businesses: This segment is handled by using a model based on regional Business Centers, with officers who take care of Businesses and SMEs portfolios.

•	Dynamic Management: In 2019, the Entity made progress with developments that help simplify processes so that Account Executives can focus on commercial activities.

•	Digitization: The Entity focused on enlarging the digital product offering for customer self-service, by introducing new services in non-banking networks, and digital access to new customers.

Looking to 2020, the Entity i has started to lay the groundwork for a new service model, based on customized management for companies at Business Centers and service for entrepreneurs and SMEs at all branches, with special emphasis on closeness and comprehensive advice to customer.

In 2019, the Entity started to work on the new productivity model to streamline all other activities with this vision.

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Massive Salesforce: Insisting on improving channel performance through productivity plans, the Entity has continued fine tuning incentive models, process, and the value proposition. This team was engaged in offering products, such as, Merchant Acquisition, to individuals developing business activities or SMEs.

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Call Center: As cross-selling and customer acquisition channel, through specific campaigns. With customer propensity and analysis models, the Entity has continued making improvements to the channel performance. The retention area was also consolidated through its value proposition and service processes.

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Business Partners & Alliances: As boosters of the customer acquisition and relationship strategy, which may allow us to make a commercial offer to customers eligible for each product. Follow-up to each of these initiatives is essential to fine tune customers’ needs and satisfaction level.

The network service model is reinforced with servicing improvements, which seeks, as one of its goals, to foster customers’ self-service by developing multiple channels.

This involves working on digitization, process streamlining, and transactional migration to alternative channels. During 2019, more than 113,000 cashier window transactions were migrated to several electronic channels and Non-banking Correspondents. In turn, improvements were made in SLAs in terms of waiting time at cashiers across the several segments, and a leading NPS (Net Promoter Score) was achieved in Channels.

In summary, below is a description of the progress made in 2019 in respect of the main action lines:

•	ATM/ATS Replacement and Growth Plan: +176 new units were installed, including growth and replacements

•	ATS Plus, which allows that 160 banknotes be inserted per transaction: +96 modules. The Entity achieved the goal of placing, at least, one ATM/ATS at each branch.

•	ATS Availability Plan: 92.3% (Goal: 92%)

•	ATM Availability Plan: 93.4% (Goal: 93%)

•	Payments and deposits on Saturdays, Sundays and Holidays from 7 am to 10 pm were enabled at ATSs, with 127 units at 36 branches.

•	Full Time Lobby: 138 branches.

•	ATM & ATS balancing and maintenance, using cameras as dual check: 101 branches.

•	BBVA Express: replacement of 200 units.

•	Standardized service model: Ten (10) Kiosks were installed. This model is in place at 88% of the network, that is, at 221 branches.

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The Entity made further progress with the plan to migrate cashier transactions to Web channels and to the App, reducing by more than 50% the number of FX trading transactions completed at the cashier windows.

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Debit card withdrawal limits were upgraded across all segments, reducing by 20% the number of cash withdrawals and low-to-medium value deposits at cashier windows, while maintaining ATM and ATS availability levels.

•	BBVA Line: 79% of incoming calls to BBVA’s line were automatically handled using IVR options.

Digital Banking

One of BBVA’s goals, globally and also in Argentina, is fostering digital transactions. Therefore, the Bank keeps encouraging its customers to shift to the digital world for their banking business, so as to receive a better service and have an improved experience in the use of their products. The Bank continues working on the same lines of actions it has been pursuing: customer acquisition, excellence in user’s experience, and digital sales solutions.

Undoubtedly, in Customer Acquisition, the Bank’s focus is still placed on increasing the incentives and processes for digital channels to be key players in achieving this goal. Referral campaigns are no longer addressed to product bundles, but now also include payroll products. Proactive or reactive product sales processes are streamlined in an attempt to enhance customer’s experience, information disclosure and transparency during the purchase process, seeking an increasingly broader digital experience.

As regards Experience, during the second half of 2019, BBVA Argentina managed to maintain the first position in the Web Channel NPS within its peer group, reaching 57%, which means a 56% increase vis-a-vis 2018 (which accounted for 80% under the previous methodology), and a 54% increase compared to 2017 (which accounted for 70% under the previous methodology). In this same line, offering the best availability in the market in terms of web and mobile browsing is still one of the Bank’s main challenges. Therefore, leveraging the technology tools that provide the most suitable solutions, the Bank will keep trying to improve its own parameters year after year. The Bank has also kept encouraging and approaching those users, through digital advertising or face-to-face channels, who may be interested in joining the digital world and have not yet tried, or have not tried certain functionalities, to tell them how easy it is.

As a result of all these changes, BBVA Argentina managed to increase the number of digital customers that operate on both the web and the mobile channels, with a 66% share in the total active customer portfolio, improving the 59.4% share of 2018.

Individuals

The following list of achievements summarizes the development of Digital Banking amidst this group of customers:

•	Onboarding of Payroll Customers to the Referrals proposal, with great success among new customers.

•	Possibility of becoming a Payroll Customer at Home Banking and through the public website, and kickoff of a new product called “Payroll Advance,” which can only be hired online.

•	Adjusted credit risk available for customers, to increase their limits and engagement in digital transactions.

•	New sales process for non-customers to improve their experience and make it increasingly digital.

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The Bank modified its public website in line with the corporate model, and also made changes to all aspects concerning the change of brand. Besides, the Bank has continued with its efforts to improve the experience in both payroll customers and bundles.

•	Mobile phone insurance purchase through mobile banking, offering an enhanced experience.

•	More alternatives for transaction referrals from brick-and-mortar to digital channels, enabling integration across them.

All these deployments translate into:

•	A substantial increase in the number of credit cards and product bundles sold by digital channels, now also including payrolls.

•	An increase in the share of digital personal loans (including UVA-linked loans) in the total lending portfolio.

•	Keep improving the ratio of Retail Customers’ Investments in digital channels.

In 2019, Digital Marketing stayed focus on gaining new customers, through Referrals campaign and digital acquisition processes on the public website.

Below is a detail of the results and improvements achieved in 2019 by product:

•	Personal Loans: 63% share in personal banking’s total lending portfolio, accounting for 48% and 33% increases compared to 2018 and 2017, respectively.

•	Credit Cards: Sales of main credit cards accounted for 42% of total sales, in excess of 36% vis-a-vis 2018, while sales of additional credit cards accounted for 19%.

•	Investments: 65% of time deposit sales were digital, accounting for a 53% increase vis-a-vis 2018. As for mutual funds, 98% of subscriptions were digital, compared to 94% in 2017.

•	Savings Accounts: Leveraging the enhanced value proposition in new customer acquisition, the share of savings accounts rose to 62%, from 46% in 2018.

•	Insurance: the share of digital insurance sales was 18% over total sales.

GO: Year after year, GO BBVA Argentina program has been incorporating new functionalities and improvements in terms of user’s experience, having surpassed one million subscribers. In line with its global strategy, the Bank has changed the program name to GO (from Francés GO), and has renewed the App landing page, with increased exposure to the Latam Pass program and access to the module “Mis Tarjetas” (My Cards), with a two-fold increase in the number of Wallet users.

In addition to the new developments and functionalities, the Bank also gave an important boost to the program advertising in the media, with an unbeatable value proposition for users and customers (offering more raffles and vouchers during the year).

Quality and Customer Experience

In 2019, BBVA Argentina continued working in line with BBVA Group’s purpose, that is, “bringing the opportunities of this new era to everyone,” consistently with its strategic priority of “delivering the best customer experience,” expanding the scope of the “Customer Experience” vision, focused on needs of the “People-Customers.”

The Bank, leveraging a powerful feedback infrastructure and the NPS as indicator of excellence and ongoing improvement, has developed a plan to learn about the customers’ experience at each point of contact with BBVA Argentina and with each product or service acquired.

The plan is based on information on customers’ main needs at each interaction with the Bank, with a strategy targeted at the execution of the most impactful projects and processes, based on arrangements that help ensure the permanence and sustainability of a culture oriented to enhance the experience, by building a Unique Experience for all Bank’s Customers.

One of the key pillars to achieve differentiation is “understanding people’s needs” when designing products and services that keep up to their expectations. Offering “innovative” solutions is the road that leads to a genuine transformation, now and in the future.

Therefore, the Quality and Customer’s Experience Plan for 2020 encompasses designing a governance model that will generate specific improvement actions for points identified as a priority in customers’ interactions, exploring new manners to listen to the customer’s voice, beyond the NPS surveys, with the engagement of the entire organization.

Business Development by Line

Retail Banking

Concerning the level of activity, as of December 2019, the lending portfolio totaled $103,443 million, in terms of average balances, accounting for a 35.2% increase during the year, while the non-performing portfolio amounted to $ 182,228 million, which accounted for a 7.0% increase.

References
Inversión Rentable (saldos medios)	Profitable Investment (average balances)
Recursos Gestionados (saldos medios)	Management of funds (average balances)

In 2019, Retail Banking focused on the following products:

•	Personal Loans

BBVA Argentina has continued offering a broad range of products across all sales channels, and has taken strategic pricing actions during the year, which yielded good spreads.

As of December 2019, BBVA Argentina had a total market share of 5.0%.

In turn, the Bank has maintained its product communication campaign in the media and has continued to grow in web and mobile placement, with digital sales accounting for 61% at year-end.

•	Mortgages

During the year, the Bank has maintained a direct line with the several business alliances it has built through the real estate channel, and the bond with various developers and search engines.

The mortgage market was affected by the overall situation of the real estate market, which has continued displaying a downward trend.

•	Car Loans

Despite the fact that this year was not favorable for the car industry, the Bank has reaped several business opportunities:

•	Development of the brand-new motorcycle financing business. By the end of 2019, more than 50% of the transactions came from BBVA Argentina’s alliances with motorcycle companies.

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During the year, the Bank has managed to digitize the operation of pledge loans, making significant progress in implementing the migration to digitally-signed forms and pledge loans by 2020, which will eliminate a substantial amount of paper, and reduce the need for handling and filing paper-based documents.

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At year-end, the BBVA Argentina Group (comprising the Bank and its affiliates) recorded a 43% share in origination of pledge loans to buy brand-new vehicles for personal use, accounting for 14.48% of total market share in pesos (including the segment of second-hand, utility, agricultural, and heavy vehicles).

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The Bank has also expanded the business scope of its joint venture with PSA. In this regard, PSA Finance endeavored to develop the wholesale financing business for the brands Peugeot – Citroën – Ds (sales from car manufacturers to dealers), with an ambitious plan which should be completed in February 2020.

•	Payments

Sponsorships: The Bank continued with its sponsorship agreements in the form of alliances with Move Concerts, RGB and Popart (entertainment production companies).

Alliances—BBVA Go: BBVA Argentina keeps developing its reward platform, including the major spending categories, by advertising discounts and installment plans, both for customers and non-customers. BBVA GO kicked off its new name, reaching 1.1 million net downloads in 2019, with a monthly average activity level of 9 sessions and an NPS of 61%.

LATAM Pass: The Bank completed promotional actions to redeem points for air tickets and catalog products. This year, customers could check their mile balance through home-banking and BBVA GO. BBVA Argentina’s customers could also buy miles, obtaining a 50% discount of the full price. Premium and Premium World customers enjoy differential benefits in point accrual, access to VIP lounges, and cabin upgrades.

Merchant Acquisition: The Bank has continued offering the LATAM Pass program and the Credit Card Transaction Spot Payment program for merchants processing their credit card transactions with BBVA Argentina, and has developed new channels for this product.

•	Time Deposits

During 2019, the Bank remained focused on the goal stated in 2018 of “making the customer base grow within the Classic and High-income segments, by means of a multi-channel strategy”, including in-branch account executives, private banking, BBVA Investments, Remote or Direct Account Executives, and the web and mobile channels.

The Bank launched new lines, such as the On-line Time Deposit for non-customers, and deployed a specific workflow for “Oficial Deriva.”

Significant progress was made in digitizing Time Deposit customers (more than 65% of certificates of deposits are digital).

Corporate and Institutional Banking

In 2019, further with the Corporate and Institutional Banking expansion plan, improvements were made in all processes, in line with the development of the market and the needs of SME Banking customers.

Customer acquisition: The Bank has managed to increase the number of new customers by 200% vis-a-vis the previous year, and by 330% vis-a-vis 2017, while enhancing the workflows and response time to open up checking accounts by digital means.

Self-service: The Bank has continued with its endeavors to develop digital tools, delivering an offering of lending, deposits and transactional products and services, with utilization levels in excess of 70% in some cases. These products and services are valuable to the customers within this banking segment.

Market share: With specific focus on short-term lending products, the Bank led the market share in assignment of checks between public and private banks, leveraging a strategy based on rates which remain stable over the time and competitive, in spite of the economic conditions prevailing in an election’s year, as well as digital tools (web-based and App).

The Bank has continued enhancing its penetration in the smallest SME customer segment. These customers rely on a lesser number of banks and appreciate service quality which, in the case of BBVA Argentina, has been highly regarded by the market.

Concerning the level of activity, in December 2019, the Bank’s lending portfolio totaled $ 45,475 million, following a strategic shift which helped reduce the foreign trade financing portfolio, thus safeguarding the deposits of this segment’s customers. Meanwhile, the Bank’s total liabilities surpassed the $ 88,274 million record, accounting for an 85% increase.

At year-end, the Bank had added more than 68,000 new payroll direct deposits, with approximately 58,000 active customers, having gained more than 19,000 net customers since its New Business Model kickoff.

•	SMEs and Businesses

In anticipation of the strategic line for 2020, in July 2019, BBVA Argentina initiated a customer re-segmentation, recognition and allocation process, which involved developing tools to increase the Bank’s penetration among smallest customers (merchants and businesses), with simple and readily available products, with outstanding results among limited partnerships.

On the other hand, in an effort to improve customer service and boost the business, the Bank took the following actions:

•	Ongoing basic training program for commercial agents and candidates

•	Training program addressed to all branch managers and Back-office Managers.

•	Delegation of credit decision-making power to managers to shorten response times and implementation of an incentive plan focused on goal achievement.

•	Penetration of digital products across all segments

•	Pilot budgeting program per customer in borrowing, transactional, and payroll deposit products.

•	Business Tour events to keep the Bank’s customers and commercial agents updated countrywide.

•	Foreign Trade

Exports rose by 9.4% year-on-year, while imports declined by 21.9%.

Furthermore, effective September 1, 2019, the Argentine Central Bank enacted regulations governing the foreign exchange market, introducing certain amendments and revisions through Communication “A” 6844.

Among other things, the Argentine Central Bank reinstated the obligation of repatriating foreign currency from exports, services, and disposal of non-financial, non-produced assets. The Argentine Central Bank also amended the Import Payment Monitoring System (SEPAIMPO), and the guidelines concerning the trading of foreign currency from the export of goods (SECOEXPO), and advance payments and other financing for exports of goods.

For individuals, the Argentine Central Bank established a maximum limit of US$ 200 to buy foreign currency per calendar month across all entities authorized to trade in foreign exchange, and for purposes of formation of foreign assets, family assistance remittances, and transactions with derivatives.

Some key milestones:

•	For 10 quarters in a row, BBVA Argentina has maintained its leadership position in the Argentine Central Bank’s ranking of Financial Institutions engaged in Import Payments, with a 22.4% share.

•	BBVA Argentina has ranked second in the Argentine Central Bank’s Ranking of Financial Institutions engaged in Export Collections, with a 14.2% share.

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At the end of fiscal year 2019, the Bank had 684 more active customers than early in the year (Businesses + E4 +125 and Individuals + 568). Considering all segments, the year commenced with 6,814 active customers and ended with 7,498.

•	During 2019, the use of Cash reached 77%. Given the regulatory changes, December ended at 63%.

•	The US-dollar portfolio experienced a strong decline due to the prevailing economic conditions, totaling USD 352 million as of December 30 (CIB USD 158 million and Businesses + SMEs USD 194 million).

•	In recent months, the portfolio in pesos grew considerably, totaling $ 2,594 million as of December 30 (Businesses + SMEs).

•	New digital products to deploy:

•	2nd Stage—Transfers Abroad by Individuals on BBVA Netcash

•	1st Stage—Payment Orders on BBVA Netcash (under development)

•	New functionalities on Cash (under development)

To keep growing our customer base, digitizing and empowering our business in 2020:

1.	The 2nd Stage of the product “Transfers Abroad by Individuals – On-line Self-service” is scheduled for deployment.

2.	Rate Engineering, with business rules by items and intelligence by customer,

3.	The Bank plans to continue shortening the approval times for assigning new or changing existing ratings. Sticking to this line of work as a team is essential.

4.	The Bank will deploy GPI Swift in February and expects to make available information to customers for them to be able to follow up on their collections and payments in 2020.

5.	In light of the recently enacted foreign exchange regulations, the Bank is developing new functionalities on Cash to give ongoing support to customer digitization and self-service.

6.	Work started to be done in line with Cash Management global program.

7.	Increased presence in the provinces.

8.	Training workshops addressed to customers to keep them abreast of the changes in foreign exchange regulations.

9.	Marketing campaigns / actions with performance follow-up.

•	Agricultural Business

Primary production in 2019 was acceptable compared to the previous year, which was hardly hit by the draught.

The 2018/2019 harvest yielded a total of 142 million tons of grains, accounting for a 46% increase compared to the yield from the previous harvest.

The incremental production volumes from the Argentine agro-export sector, which is the major foreign-currency generating sector, had a positive impact on exports in terms of amounts, primarily due to the local currency depreciation.

Export duties on the main agricultural and livestock products (meat, milk, corn, wheat, sunflower, and soya-derivatives) were reinstated at year-end.

Regarding the business development, efforts were focused on growing the customer base, with more than 500 new customers.

During the second half of the year, when borrowing from the sector increases the most, the Argentine government imposed foreign exchange restrictions and controls, which resulted in a strong decline in US-dollar denominated loans.

•	Transactional Products

Year 2019 was a very good one for BBVA Argentina in terms of placement of transactional products and traded volumes, as well as in terms of demand deposits managed.

As of December 2019, major transactional products—Payroll Deposits, Collections, Payments to Suppliers, Direct Debit, and Merchant Acquisition—totaled $ 192,900 million in December, a 59% increase year-on-year.

The Bank also improved its market share in transactional demand deposits, reaching a 7.1% share as of December 2019, or a 59-bps increase year-on-year.

Similarly, the Bank had a good performance in tax collections, climbing to a historical second place in the ranking of Tax Payments, with over $ 67,000 million as of December 2019.

Looking to strengthening its position among the leading banks in the transactional business, in 2020 the Bank will continue to focus on the treasury operations of its transactional banking customers, by developing more products targeted at the entire value chain, with strong emphasis on digital channels, seeking to enhance the user’s experience. The Bank will continue embracing innovation in digital channels, customer connectivity, and entirely “online” banking.

Corporate & Investment Banking (C&IB)

The goals of CIB Argentina include:

•	Being recognized among Corporate Banking leaders in Argentina

•	Becoming a leader in Investment Banking

•	Optimizing capital allocation

•	Becoming a strategic partner to customers

•	Increasing profit margins from cross-selling

•	Boosting financial ratios

Compliance with our strategic goals has been paramount, since, attaining them leads to further business consolidation, process efficiency, and long-term relationships with the customer portfolio.

The relevant opportunities in the Argentine market have been spearheaded by CIB highly qualified commercial team in place To meet this goal, anticipation, design, and execution of business plans were of the essence. Some of the most relevant services include: BBVA Net Cash platform (including foreign exchange (FX) trading), Liability Management, and Debt Capital Markets.

Bringing the opportunities of this new era to corporate customers has been last year’s greatest challenge, given the business complexity and specialization. However, as facilitators of new tools, and equipped with the required know-how, the Entity has managed to offer opportunities for improvement and growth to both the internal and the external customer.

The main customers of BBVA CIB are classified into the following categories:

•	Local Corporations: Large/medium-sized companies, covering their local needs for banking products.

•	Global Businesses: Large companies with multiple geographies and/or multi-currencies.

•	Institutional Customers and Governments: Pension funds, insurance companies, banks, regulated global institutions, covering their needs for sophisticated investments and break-even management

Within this array of customers, BBVA CIB offers a broad variety of financial services and products, with presence in several countries worldwide.

The three main business areas within CIB to meet these customers’ needs are:

Global Finance (IB&F): It offers lending solutions across the entire value chain, including advice, structuring and financing, with a broad product offering.

The area is divided into:

•	Project Finance

•	Global Lending

Concerning financing activities, volumes rose to $ 13.817 billion, accounting for a 62% increase vis-a-vis the previous year. Such increase is attributable to the revaluation of loans in USD. On the other hand, during 2019 commissions displayed good performance, accounting for a 20% increase year-on-year.

References
Inversión Rentable GLOBAL FINANCE	GLOBAL FINANCE Profitable Investment
(millones de pesos)	(in millions of AR$)

Global Transaction Banking: Through its Front Office, this area offers businesses working capital management services by means of several financing instruments, both in Pesos and in US dollars. It also offers several cash management and transactional products, by means of multiple channels, including: Transactional platform, including Electronic Banking (BBVA Net Cash), H2H, Direct Channels, SWIFT, and Mobile Banking.

The transactional banking global team has an extensive network of experts and a specialized customer service team which will support customers across all phases of their products and service needs.

Global Transaction Banking (GTB) is divided into:

•	Working Capital

•	Cash Management

•	Customers’ Resources

•	Trade Finance and Correspondent Banks

During the year, the activities were primarily focused on strengthening Global Transaction Banking as a leader in customer financing, in both Pesos and USD.

Volumes managed rose to $ 36.96 billion, accounting for a 3% increase compared to the previous year.

Deposits amounted to $ 22.65 billion, that is, at the same level as in the previous year.

Commissions from the transactional business had an outstanding performance during 2019, rising by 98% compared to 2018.

References
Inversión Rentable GLOBAL TRANSACTIONAL BANKING	GLOBAL TRANSACTIONAL BANKING Profitable Investment
(millones de pesos)	(in millions of AR$)
Recursos Gestionados GLOBAL TRANSACTIONAL BANKING	GLOBAL TRANSACTIONAL BANKING – Management of Funds

Global Markets: The area is in charge of delivering services related to Origination, Structuring, Distribution and Risk Management associated with market products.

The area is divided into:

•	FX

•	Fixed Income

•	Credit—Debt Capital Markets (DCM)

Due to the high FX volatility and staggering inflation rates, Gross Margin has experienced an extraordinary 172% increase vis-a-vis the previous year.

Amidst this highly volatile scenario, FX Spot and Derivatives operations performed well, in terms of generation of returns by the franchise, and also in terms of leveraging.

References
Resultados GLOBAL MARKET	GLOBAL MARKET Performance
(millones de pesos)	(in millions of AR$)
Apalancamiento	Leverage
Franquicia	Franchise

Corporate Finance: The main activities of this area include:

Capital Market (ECM): The area is in charge of satisfying all customers’ needs related to stock markets, with special focus on developing customized solutions that reflect the actual business value. Services range from initial public offerings (IPOs), capital stock increase with and without subscription rights, accelerated placements, convertible bonds, flexible dividends, treasury shares, up to public offerings for withdrawal of outstanding shares (OPAs).

Advisory Services and M&A: The area is in charge of giving advice on mergers & acquisitions and divestitures, both for listed and privately-owned companies, to help achieve their strategic goals. The area also renders other services, including private equity raising (financial or strategic partners), valuation and fairness reports, and advice on acquisitions & privatizations.

Data & Engineering

The Data & Engineering area’s strategy is aligned with BBVA Argentina’s global commercial strategy and its mission is contributing to the BBVA Group’s strategic priorities by:

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Being an enabler that makes the new commercial strategy work by way of process transformation and provision of streamlined solutions, with shorter and automated software development workflows (DevOps) that improve marketing terms and facilitate component reuse, with more efficient implementation cycles for global products, greater data-based process flexibility and availability and transaction transformation.

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Preserving and boosting profitability, leveraging new technology paradigms that enable access to new productivity orders in data processing and software development, such as by means of business process re-engineering; and transformation of and excellence in transactions.

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Continuing to provide support to current businesses, with special focus on reliability, asset and process management, data consistency and integrity, addressing the demands of traditional businesses and regulations.

Some of the main examples of process transformation projects at the Bank undertaken in 2019 can be summarized by describing the following specific cases:

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Expanded operations associated with digital customers: Ongoing process re-engineering specially designed for customers to have digital experiences from their first contact with the Bank, including extended implementation of dynamic electronic forms for several products, generalization of workflows with biometric signature collection, and implementation of new robust credentials to log in electronic channels.

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Comprehensive migration to Analog to Digital Processes (A2D): Extended and deeper process re-engineering across all banking units intended to go paperless in all branches and central areas’ workflows with the ultimate purpose of eliminating any exchange of paper-based documents among them, and achieving a substantial reduction in internal and external correspondence.

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Kickoff of specific Operating Model Transformation initiatives in order to migrate the current face-to-face servicing models to remote and/or self-service models, so as to customize them to the needs of new businesses, and scale them up to be able to serve increasing numbers of customers.

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Electronic Channel Modernization: Upgrade of user interfaces across several Online Banking (both for individuals and enterprises) and Mobile Banking channels, optimizing the operation of existing functionalities, implementing new features and products, and strengthening their associated security arrangements (for instance, the deployment of soft token credentials). Full redesign of systems and interfaces to support BBVA’s rebranding in Argentina.

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Automation of operating tasks, by re-engineering manually-intensive internal processes, through the deployment of hardware and software solutions to build efficiency and security when executing each task, reducing response times, and streamlining the associated operating workflows.

•	Upgraded functionality in servicing devices, increasing the number of transactions at self-service terminals in order to free up customer service workflows at branches.

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Data management transformation with the Transcendence Project: Development and incorporation of new knowledge and analytical skills in different functional profiles across the Bank’s areas in order to streamline data entry processes and transform information and its utilization in the best interests of the business.

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Adjustments to local infrastructure for the implementation of the Group’s New Technology Platform (Ether), which will be gradually deployed in the coming years. During the year, the Entity intercepted the flow of new initiatives, developing them within a hybrid structure supported by the new global platform.

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Adjustments to current foreign trade processes to include regulatory updates and amendments that involved changes to be executed at minimum intervals and development of new functionalities and checks to be embedded in several systems of the Bank.

In addition to the existing ongoing upgrade of the technological architecture and infrastructure in the aggregate to support business processes, as well as security-specific architecture and infrastructure to protect information assets, comprehensive data management re-engineering is deployed by adding special infrastructure for storage, management and large-scale use, addressing the demands of new business models. In 2019, progress was made with Data Scientist and Data Specialist education and training profiles, and with the creation of the first comprehensive analytical models within the new data platform.

The Logic Security (IT and Fraud Security) and the Physical Security management areas were synergized in order to offer comprehensive and coordinated responses to increasingly sophisticated threats, redoubling efforts in data and strategic asset protection activities. During the year, the Entity undertook projects associated with Corporate Security as a whole, with initiatives focused on cybersecurity, data security and protection, anti-fraud measures, physical security, and deployment of security and business continuity elements, regulatory compliance, and safety and security. Besides, several areas of the Bank carried out a cybersecurity exercise, intended to continue assessing how effective and efficient the security measures deployed, the crisis management procedures, and the response capacity to potential disruptive scenarios are.

To reinforce the transformation model of the Data & Engineering area, during the year, the Entity completed the deployment of the Agile organizational structure across all areas and work teams, with substantial improvements in business solution development dynamics and response times. The entire structure was reinforced with several internal training programs under the Ninja and Tech University projects, encompassing specific talks and workshops, as well as several technical courses of studies at three levels, open to all management members.

Risk Management

BBVA Argentina continues to adjust its comprehensive risk management model in order to efficiently address customers’ requirements and the changing macroeconomic environment. Furthermore, the model is focused on the ongoing improvement of tools and processes, with emphasis on detecting, monitoring, and mitigating each of the risks the Entity is exposed to.

This model makes it possible to satisfactorily comply with the guidelines set forth by the Central Bank communications.

“Risks” comprises the following major groups:

•	Credit Risk: The possibility that a counterpart fails to comply with its contractual obligations in relation to a certain transaction.

•	Financial Risks: Potential losses generated by changes in market prices or credit quality which determine the value of the Bank’s assets and liabilities.

•	Non-financial Risks: The risk of potential losses from human errors, inappropriate or defective internal processes, system failures or as a consequence of external events.

•

Internal Control and Reporting: The control and monitoring areas are in charge of giving cohesion to credit risk management and ensuring that the other risks which are critical to the Entity are managed in accordance with established standards.

•

Strategy, Solution Development and Center of Expertise (COE): It is the area in charge of the assessment, development and implementation of Domain Projects, as well as other Domains requiring from the liquid pool with credit skills.

It also includes the “Center of Expertise (COE) – Risks” tasked with developing and monitoring models and parameters used by Risks and also by the affiliates.

Risk Appetite

Risk Appetite is approved by the Board of Directors and determines the risks and the level of risk it is willing to assume to achieve business objectives. These are expressed in terms of solvency, profitability, liquidity and financing, among other metrics.

The risk appetite statement of BBVA Argentina is as follows:

“The risk policy of BBVA Argentina is focused on promoting a universal, multi-channel and responsible banking business model, based on principles, with the objectives of sustainable growth, risk-adjusted profitability and recurring value generation. To achieve these objectives, the risk model is aimed at maintaining a moderate risk profile, which allows us to maintain a strong financial position to tackle adverse situations without compromising our strategic goals, prudent management, comprehensive risk visibility, portfolio diversification by asset classes and segments, and maintenance of a long-term relationship with the customer.”

Credit risk

As of December 2019, the non-performing ratio was 3.64%, while the coverage ratio was 114%. Changes in these ratios indicate a deterioration of the credit risk portfolio due to the macroeconomic situation prevailing in Argentina. Anyhow, BBVA Argentina is positioned as one of the banks with best credit quality in the Argentine financial system.

Changes in the Coverage Ratio and Non-Performing Loans (NPL)

References
% Cobertura BBVA	BBVA Coverage %
% Cobertura Sist Fin	Financial System Coverage %
%NPL BBVA	BBVA NPL%
%NPL Sist Fin	Financial System NPL%
(*) Datos BBVA Argentina Individual.	(*) Data from BBVA Argentina at individual level

Management Units

The different risk units support commercial banking management efforts, regarding admission, monitoring and recovery of credits.

Retail Risks: This unit manages retail banking customers, including admission by means of predictive/statistical tools, both reactive and behavioral, admission of special cases, management of tools and policies, and portfolio and recovery process monitoring.

The unit made progress with the development of methods and tools that facilitate risk management in an automated manner, increasing availability within web channels, which implies a qualitative change in the proactive offering of services, achieving greater decentralization in credit decision making, and allowing admission teams to improve their value contribution—both aspects of substantial relevance to commercial banking. New entirely automatic actions were completed relating to Payroll Advance, which are updated on-line.

Currently, a methodology is used by risk groups, which enables a more customized offer on admission and enhanced management capacity for problematic recovery. This methodology has also incorporated regional differentiation, both in minimum income and credit assistance by product, as well as by differentiated purchasing power.

The proactive strategy is maintained on customers and non-customers using the Hermes tool, generating more offers to the best profiles.

In terms of monitoring, the unit conducts detailed portfolio analyses, and maintains a risk and control strategy on risk monitoring, taking automatic actions upon a change in the market.

Recovery activity is part of a comprehensive management process that encompasses both actions aimed at preventing default as well as those carried out from the moment a default occurs until partial or total recovery of the defaulted principal. Within this ongoing process, there are different teams, tools and strategies in place according to the type and / or situation of the customer or asset. To ensure process continuity, the implementation of information feedback mechanisms, tool connectivity, joint committees, etc. is required.

To achieve its goals, the recovery team needs to rely on strategies, which requires a segmentation and allocation process. Segmentation involves selecting groups of customers and managing them consistently. The indicators relied upon for customer segmentation need to be dynamic and tailor-made to the recovery proceedings that will be pursued. Allocation involves assigning the most efficient recovery strategy to each customer group. The strategy so allocated will be executed by a team in charge of the recovery proceedings. Recovery strategies should be considered jointly, looking for actions and solutions leading to the partial or total recovery of past due balances, as efficiently as possible.

Middle Market and Corporate Risk: Focused on addressing business needs, a dynamic structure has been achieved, with an end-to-end processes comprising Admission, Monitoring and Recovery, in close relationship with the requirements of the environment, always taking into account the principles of prudence, anticipation and diversification—all necessary conditions to maintain a standard of excellence in risk quality.

The coordination among commercial and risk teams remained a priority, trying to improve response times across all areas and aiming to satisfy business demands, while maintaining risk quality.

On the other hand, in an attempt to strengthen the decentralization model, the Bank has made progress with the development of an automatic offer tool targeted at the SMEs segment, giving feedback on both the offer quality and the reasons for rejection.

The Bank has continued to avail of the Risk Analyst tool, targeted at large companies and corporations, which enables specific analyses for several business sectors, using a rating model for the SMEs segment. The use of statistical tools has allowed the Bank to undertake expert analysis to respond in advance to customers’ credit needs.

As to risk monitoring, the Bank takes a proactive approach, by means of an alert system and strong coordination with the commercial areas, in order to anticipate collection challenges. To support such concept, the Bank has been developing an ambitious plan to visit customers throughout Argentina.

In addition, and as part of an end-to-end system, monitoring activities are embedded in comprehensive recovery actions, anticipating and enhancing the recovery process as a whole.

Recovery activities are part of a comprehensive management workflow which encompasses two types of actions—those aimed at preventing default, and those taken from the time a default is triggered until the total or partial repayment of principal. The area’s working methodology is to aim for automation and improvements in processes with existing resources, generating shorter response times, reducing recovery times, increasing specialization levels and boosting profitability as measured in terms of collections by resource, as well as efficiency gains, taking into consideration the absorption of higher levels of work.

Financial Risks

BBVA Argentina has developed a comprehensive risk management framework in order to identify, measure, monitor, mitigate and control financial risks, which is in line with the basic principles of the Basel’s Banking Supervision Committee.

This framework consists of a set of management policies and strategies, organizational structures, measurement tools, limits and alerts, and information and control systems.

Market Risks

Market risk is defined as the likelihood of incurring losses in the trading portfolio value as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Entity is exposed to include:

•	Interest rate risk: From exposure to changes in the various interest rate curves.

•	Foreign exchange risk: From changes in the various foreign exchange rates. All positions in any given currency other than the financial reporting currency give rise to foreign exchange risk.

VaR (“Value at Risk”) is the key metric capturing market risk exposures, estimating the expected maximum loss with a 99% confidence level and a time horizon of 1 day. Market risk management includes follow-up to certain limits, sub-limits and alerts in terms of VaR, economic capital, stress and stop loss.

In 2019, the Bank’s average VaR was Ps. 83.05 million, with interest rate risk being the main factor our trading portfolio is exposed to.

References
ARS Millones	In millions of AR$
VaR Total	Total VaR
VaR Mesa Rates	VaR Rate Desk
VaR Mesa FX	VaR FX Desk
Límite VaR GRMC	GRMC VaR Limit

•	Counterparty Risk

Counterparty risk is the likelihood of a party to a contract failing to honor its obligations as a result of that party’s insolvency or payment inability, resulting in a financial loss for the other party. Both the trading portfolio and Banking Book may engage in transactions against customers; therefore, both are exposed to counterparty risk, which hence requires joint measurement and management.

•	Valuation Risk

Prudent valuation is part of the market risk identification, assessment, follow-up, monitoring, and mitigation process. The function involves reporting on market prices and generating the necessary variables as inputs to assess positions in financial instruments comprising the trading portfolio and banking book, and customers’ holdings in custody.

Structural Risks

•	Liquidity and Financing Risk

At BBVA Argentina, liquidity and financing risk is defined as the possibility that the Entity will not be able to comply with its payment obligations without incurring in significant losses that could affect its daily operations or financial position.

Some of the fundamental metrics used for the measurement, monitoring and control of this risk include:

LtSCD (Loan to Stable Customers Deposits): it measures the relationship between net credit investment and stable customer funds. The objective is to preserve a stable financing structure in the medium and long term.

LCR (Liquidity Coverage Ratio): it measures the ratio of high-quality liquid assets to total net cash outflows over a 30-day period. The objective is to preserve a cushion of assets or management buffer that absorbs liquidity shocks in the short term.

In 2019, both indicators remained within the limits approved by the Board of Directors.

On the other hand, the liquidity risk management process also includes intraday liquidity risk management, for which the Bank has a procedure in place encompassing monitoring actions and controls over its intra-day liquidity position.

•	Interest Rate Risk

Interest rate risk is defined as the possibility of changes in the interest margin and / or in the economic value of the Bank’s equity due to fluctuations in market interest rates.

Some of the main metrics used for the measurement, monitoring and control of this risk include:

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Margin at Risk: it quantifies the maximum loss that could be recorded in the projected financial margin at 12 months under the worst-case scenario of interest rate curves for a given level of confidence.

•	Economic Capital (EC): it quantifies the maximum loss that could be generated in the economic value of the Bank under the worst-case scenario of interest rate curves for a given level of confidence.

During 2019, the EC indicator remained within the limits approved by the Board of Directors, while the Margin at Risk indicator has reached high levels since August. This increase was attributable to a sharp rise in market rates and volatility in the curves used in calculating this indicator.

References
Margen en Riesgo	Margin at Risk
Capital Económico	Economic Capital

On the other hand, the Bank is aligned with capital and financial margin principles, standards, and controls associated with interest rate risk management established by the Central Bank under Communication “A” 6397, and it is making progress in compliance with such resolution.

Economic Capital (EC)

In accordance with the “Guidelines on Risk Management in Financial Institutions” established by the Central Bank, BBVA Argentina has developed an internal, integrated and global process to assess the adequacy of its economic capital based on its risk profile and elaborates, on an annual basis, the capital self-assessment report (IAC).

Economic capital is the amount of capital considered necessary to cover unexpected losses that the Bank could face due to the risks to which it is exposed.

As of November 2019, the distribution of economic capital used by type of risk is as follows:

References
R. Crédito	Credit Risk
R. Concentración	Concentration Risk
R. Operacional	Operational Risk
R. Mercado	Market Risk
R. Tasa	Interest Rate Risk
R. Otros	Other Risks

Stress Tests

In compliance with the “Guidelines for Risk Management in Financial Institutions” established by Central Bank, BBVA Argentina has developed a stress test program which is framed within the Bank’s comprehensive risk management process.

Stress tests are defined as the evaluation of the Bank’s economic and financial position under a severely adverse but possible scenario, requiring scenario simulations that help estimate the potential impact on the portfolio value, profitability, solvency and liquidity, with the purpose of identifying latent risks and detecting vulnerabilities. The main function of stress tests is to serve as a risk management and capital allocation tool among the Bank’s businesses.

Every year, BBVA Argentina carries out a comprehensive stress test exercise to quantify the impact of adverse macroeconomic scenarios on the entity’s solvency, profitability and liquidity position, taking into account all the relevant risks to which it is exposed and considering the existing interactions between them.

The results of the stress tests carried out in March 2019 corresponding to the 2019/2020 projection period show the solvency and liquidity position of the Bank, even under adverse scenarios such as those analyzed therein.

Non-Financial Risks

Management has an area specialized in admission, monitoring and mitigation of operational risks, allowing it to align its actions with the risk appetite of BBVA Argentina.

The Control Model aims at anticipating the relevant risks during the operational risk life cycle, and has three lines of defense (LoD) to manage risk in several areas:

The first LoD encompasses Business and Support areas and is accountable for ensuring adequate management of operational risks arising from the activities inherent to their respective areas.

The second LoD comprises specialists on each type of risk, who define the overall mitigation and control framework in their respective risk areas (cross-cutting the entire organization) and challenge such framework against the one deployed by the 1st LoD.

The 3rd LoD is Internal Audit, which reviews and independently challenges operational risk controls, processes and systems, with process and risk area visibility.

Non-financial risk management methodology is based on the identification of the Bank’s operating processes and the operational risks to which they are exposed, assessing their criticality, and managing their mitigation, if applicable. This management process was developed by using various tools for the admission of new businesses, products or services, for their qualitative (process mapping, risks and controls) and quantitative (operational loss base) management and for outsourcing management.

It is a comprehensive operational risk management model, in line with international standards, which allows us to conform to the environment and necessary internal requirements.

Internal Risk Control

Some of the main functions of Internal Risk Control include ensuring that there is a sufficient internal regulatory framework, an adequate Governance framework, as well as a defined process and measures to address each type of risk; monitoring its application and operation; and ensuring that an assessment is made of the existence of a control environment and its proper implementation and operation. The area contains a model validation team which ensures that the relevant risk models are subject to effective checks, independently from their respective developers or users, in order to ensure their robustness, stability, and suitability for their intended purpose.

Strategy and Solution Development

The new structure endeavored to create new tools to grant pre-approved offers on-line (primarily oriented to the SMEs segment) as well as on the self-service of certain products, such as Check Discounting / Loans.

The Bank also undertook a comprehensive project to automate and enhance the rating process, which is scheduled to continue throughout 2020 so as to shorten response times and improve customer service.

Regulatory projects played a key role in 2019 and are expected to continue in 2020.

Concerning models, the Bank created the Advance Analytics area, in charge of monitoring management’s and affiliates’ models. One of the highlights in 2019 was the recalibration of parameters to conform to IFRS 9 at the level of the Bank and its affiliates.

Control Areas

Audit

The Internal Audit function is an objective and independent assurance and consultation activity, conceived to add value and enhance the Bank’s operations, embracing a consistent and disciplined approach to assess and improve the effectiveness of risk management, control and governance processes.

It is a far-reaching area, whose scope of action includes all of the Group’s activities and entities, without exception. The activities and services outsourced by the Group are also included within Internal Audit’s scope of action. The function can freely access employees, work areas, systems, soft and hard records and files and, generally, all such necessary information to adequately discharge its duties, being liable to keep such information confidential and comply with applicable data protection laws and regulations.

Internal Audit is the third line of defense within BBVA Group’s internal control structure. As such, it will review the activities carried out by the first and second lines of defense. The area’s functions are varied, the most important of which include:

a)	Assessing the efficiency and effectiveness of internal control and risk management policies and systems, and government processes and policies established by the Group.

b)

Assessing the reliability and integrity of the process to prepare financial and management information made available to management and the Board of Directors, as well as the information submitted to oversight authorities.

c)	Assessing capital and liquidity measurement processes.

d)	Assessing the consistency of information security systems to verify their confidentiality and resilience, as well as asset protection and safeguard systems.

e)	Assessing the effectiveness of the processes in place to comply with internal rules, specific banking regulations, and any other applicable laws.

f)

Investigating unusual behaviors or conducts which do not seem to be in line with applicable laws or with the Group’s Code of Conduct. These investigations are initiated ex parte as a consequence of the audit procedures performed, or at the request of other areas, such as Compliance, Legal Services, Risks, among others.

Internal Audit has a methodology in place applicable to its entire scope of responsibility. Such methodology encompasses specific procedures for each working phase: risk assessment, planning, execution, communication of results, follow-up to recommendations, and quality controls. Such methodology is consistent with best professional practices.

Risk Assessment (RA) is an ongoing analysis process of the risk inherent to and control level of business processes and lines. RA helps identify and prioritize all risks the Bank and its related companies are exposed to, and allows the Entity to reach a set of conclusions which serve as a risk map and focal points within each business line. These conclusions, together with the regulatory authorities’ requirements, requests from internal customers and their strategic priorities, and other aspects based on the internal audit’s own knowledge, give shape and underpin the plan for the following fiscal year.

The Internal Audit Plan sets out the activities developed by the department during the year (audits and resources required to perform them) and is approved by BBVA Argentina’s Audit Committee. In 2019, Internal Audit has prepared a three-year plan which seeks to address the main stakeholders’ expectations.

The plan was structured based on 11 types of risks, resulting in the following focal points:

References
Informes año 2019	Year 2019 Reports
Riesgo de Crédito	Credit Risk
Riesgo de Cumplimiento	Compliance Risk
Riesgo gobierno interno y Gestión riesgos	Internal Governance Risk and Risk Management
Riesgo legal	Legal Risk
Riesgo tecnológico	Technological Risk
Riesgos estructurales	Structural Risk
Riesgo empresa extendida	Extended Enterprise Risk
Riesgo modelo de negocio	Business Model Risk
Riesgo de capital	Capital Risk
Riesgo operacional	Operational Risk
Riesgo operacional – Sucursales	Operational Risk – Branches
Antifraudes	Antifraud

Internal Audit activities are performed following specific programs, according to several processes or businesses and are adequately documented. Audit findings are stated in reports which include a global rating, consistent with the level of the identified control weaknesses. The recommendations to address these weaknesses are included in a Corrective Plan, which is an integral part of the auditor’s report. Such plan is followed up until completion.

The following reports are produced for each risk, namely:

Credit Risk

•	Credit Quality

•	Retail Customer Massive Rating (HERMES)

•	Delegations

•	BF Provisions

•	Reactive Retail Admission

Compliance Risk

•	AML Bank

•	Financial System Users Protection

Legal Risk

•	Financial reporting processes: manual closing adjustments and submission of information for consolidation

•	Classification and measurement of financial instruments in Argentina

Technological risk

•	Monitoring and detection of changes at Host

•	Controls to prevent customer data leaks

Structural risks

•	Structural FX risk and liquidity risk in US$

Extended enterprise

•	Procurement in Argentina and open order process

•	Call Center

Business model risk

•	Review of pricing processes

Capital risk

•	Regulatory capital

•	Business plan, forecasts and stress tests—Economic Capital

Operational risk

•	General Bank Vault

•	Controls over inadequate use of customer accounts (Branch Network)

•	Deposits

•	Management of the position associated with Global Markets operations

On the other hand, at monthly meetings, the Audit Committee learns about all reports and the respective identified weaknesses, with special emphasis on relevant reports and follow-up to the execution of the actions to address the weaknesses identified by Internal Audit.

Compliance

Compliance is tasked with fostering the development and watching for the enforcement of the rules and procedures which are required to ensure:

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Compliance with applicable legal provisions and standards of ethics affecting each of the Bank’s businesses and activities, as well as the action criteria and guidelines set out in the Code of Conduct.

•	The identification of any potential breach and appropriate management of the resulting potential risks.

The responsibilities and duties of the Compliance area include, together with those associated with the aforementioned purpose, specific responsibilities related to counselling and training to the other employees, and to the execution of certain internal procedures and controls aimed at:

•	Fostering upright conducts in accordance with the most rigorous ethical standards and applicable laws.

•	Preventing internal conducts that may unlawfully interfere with the ordinary operation of securities markets.

•	Taking measures to prevent the use of the bank’s products and services to perpetrate money laundering or terrorist financing activities.

•	Protecting customers in the marketing efforts of the Bank’s products and services.

BBVA Argentina has undertaken a strong commitment to compliance with the law and its principles require acting with uttermost honesty, integrity and transparency, both inside and outside the Bank, in our interactions with customers, agents, intermediaries, suppliers, business partners, public or private institutions and other third parties engaged with the Bank.

A culture of compliance and ethical conduct means designing, approving and enforcing policies aimed at preventing and eradicating corruption. BBVA Argentina rejects each and every corruption practice intended to gain an unlawful or undue advantage. The Bank expects that its employees, third parties and itself commit to be actively engaged in the prevention and fight against corruption, both in the public and private sectors.

BBVA Argentina’s Anti-corruption Policy sets forth the principles and guidelines enshrined in the Code of Conduct, establishing the scope of action to prevent, detect and foster the communication of corrupt practices or risky situations, set specific behavioral guidelines in sensitive activities or areas, help recognize assumptions warranting special precaution and, if in doubt, provide suitable advice.

Accordingly, BBVA Argentina administers its Code of Conduct, encouraging everyone to get acquitted with it and managing the Whistleblowing Channel. In summary, the Bank seeks to ensure upright and ethical behaviors, and contributes to a compliance culture at the Group’s level.

At BBVA Argentina, the prevention of money laundering and terrorist financing is a key priority, and it is part of BBVA Group’s commitment to fostering and preserving the welfare of the several social environments in which it conducts business.

To the Bank, preventing the use of its products and services for criminal purposes is essential to preserve its corporate integrity and, hence, one of its core assets—i.e., people’s trust and the confidence of the institutions with which it interacts day to day (customers, employees, shareholders, suppliers and the society in general).

Achieving this goal requires, on the one hand, being absolutely determined to cooperate with governmental agencies and with the judiciary in countering organized crime, terrorism and other forms of crime and, on the other hand, securing certain specific elements (policies, procedures, organizational structures, and technical and human resources) ensuring financial institutions’ effective cooperation with the common goal of separating proceeds obtained by criminals and depleting their sources of financing.

In this regard, the Bank has a robust anti-money laundering and terrorist financing system in place which contains the policies, procedures and controls for AML/CFT risk management purposes and the compliance elements required by applicable laws.

As to user protection, and in compliance with the regulatory authorities’ requirements, the Bank has appointed a Financial Services User Protection Officer to handle these issues, together with a dedicated team.

The protection of financial services users’ interests is an essential principle embraced by BBVA Argentina and its Group when marketing products and delivering services. To this end, the Bank needs to design and establish suitable product governance mechanisms and procedures to act in the best interests of customers, from the beginning of the life cycle of each product and service offered to customers.

In this regard, BBVA Argentina’s Board of Directors has approved a Product Governance Policy which sets out the principles that should be observed in assessing the characteristics and risks inherent to products and services, as well as in defining their respective distribution and tracking conditions, so that users’ interests are taken into consideration at all times, ensuring compliance with applicable user protection laws and regulations.

Talent & Culture

BBVA Argentina keeps working at a local level to achieve one of BBVA Group’s key strategic priorities— Being the best team. In this vein, the Bank has set up a plan which encompasses initiatives to attract, develop and retain talent, assigning each employee to the right position and encouraging a cultural transformation based on BBVA Argentina’s values and conducts in order to create the best workplace.

Agile at BBVA

BBVA Argentina started to implement the Agile methodology during the first quarter of 2018, as an innovative manner to execute projects and processes, with cross-functional teams, working in short cycles to try and iterate, creating new solutions based on the customer experience. In 2019, most of the Group’s central areas were aligned to the agile methodology.

An agile organization strives to have a highly productive model, with sufficient flexibility to change its setup to create value opportunities. By implementing this change, the organization seeks to:

•	Create independent and cross-functional teams with organization and “end-to-end” execution capacity to handle developments and the operations they are accountable for.

•	Cause teams to be more efficient in producing enhanced quality and more agile deliverables, providing solutions to customers’ needs and reducing the time-to-market.

•	Provide the Bank with capacity to dynamically assign teams to priority projects and processes at each time, with increased talent liquidity.

•	Generate engagement among employees to help unleash people’s talent and reinforce their commitment with a more vivid team spirit.

The ultimate purpose of the Agile transformation is encouraging a methodological and cultural change, placing execution teams at the core of the organization.

Culture

BBVA Group’s purpose is “bringing the opportunities of this new era to everyone.” In making such purpose come true, it needs to be reflected in the corporate culture—a set of shared values, beliefs, policies, practices and conducts that build an identity and allow the Entity to move forward in the same direction.

In this regard, the Bank has defined the corporate values and behaviors that seek to guide its day-to-day activities. The Bank’s 3 values and 9 behaviors include:

References
Customer is first	Thinking big	We are one team
We are sympathetic	We are ambitions	I am committed and engaged
We are upright	We are innovative	I trust the others
We take care of your needs	We surprise the customer	I am BBVA

Since 2018, the Bank has been organizing the “Values Day”, a global event conceived to reflect and work on values and behaviors. In 2019, the event was simultaneously held on the 19 geographic locations where the Group has a footprint, with the participation of more than 123,000 employees from corporate offices and the commercial network in order to identify barriers, opportunities and solutions to existing challenges to reach our transformation goal. Participation was both face-to-face and remote, from an app which helped gather the workshop outputs and enabled the engagement of all employees.

On the other hand, the Bank kicked off a series of talks and workshops on diversity and inclusion, particularly focused on unconscious biases. These events were led by national and international subject-matter experts.

Commitment Management

Since 2016, the Bank has been conducting the Gallup survey to measure its employees’ level of commitment, incorporate a new feedback channel to furnish indicators to the Talent & Culture area, and keep building the best team. In 2019, the Bank conducted a new survey, which yielded the following results in Argentina:

Global Average: 4.1 over 5

eNPS: 68

Commitment Ratio: 5.9

Action Plans: 3.9

Getting Closer Plan – Tours and “Meetup Program”

The Management Committee’s tours are part of a program conceived to get close to our people in order to listen to and interact with them directly, strengthen the bond with our employees, communicate our key business agendas, and reflect on our corporate culture.

BBVA Argentina’s meetup program also continued during the year—breakfasts targeted at an outstanding performance segment, which are arranged by members of the Management Committee. This year, the program was focused on the Agile transformation at BBVA Argentina.

Internal Communication

The Bank permanently seeks to be in touch with employees, get to know their needs and keep them informed in order to facilitate the interaction across all areas and divisions (cross-cutting, bottom-up, top-down, and bi-directional). Therefore, several internal communication channels are maintained including:

In-house magazine “Protagonistas”: It is a monthly electronic magazine that includes strategic business information, relevant projects, and stories of BBVA Argentina’s employees. The magazine also provides an opportunity for interaction, by rating articles and comments, and for sharing its contents at the internal social network Google+.

Intranet: A daily access channel for our employees, containing frequently updated information. In 2019, we published 210 pieces of news and 27 alerts (informational banners on internal communication campaigns).

“Internal Communications” e-mail inbox: The e-mail is the tool most generally used at work ensuring access to information and benefits to each employee. The use of the e-mail is being constantly streamlined with tools such as multiple links, to ensure more accurate information, online form population, and event scheduling.

On-line and quality surveys: Based on the belief that communication also involves active listening, as a customary practice, we ask for feedback on our Talent & Culture initiatives. Besides, the Bank measures its internal communication quality surveys and top-down communications on relevant issues. This year, the level of satisfaction with the service Internal Communication delivers to our employees has been rated for the first time using the Internal NPS, achieving a 64% score.

Question of the Day: In 2019, the Bank developed a new tool within the “Question of the Day” channel, with more functionalities to improve our listening skills and data-based decision making. Every day, a question is made on the corporate Intranet. This tool helps learn about interests, put forward issues, and strengthen the interaction with our employees.

Visits to the Corporate Tower: This year, several guided tours were organized to the Corporate Tower for 3 to 10 year-old family members to get to know the building through games and learn about the three values upheld by the Bank. During the year, 13 visits were carried out with the participation of 320 employees and family members.

Signage: Shifted to entirely digital at BBVA Corporate Tower to reduce our environmental impact.

Spaces for employee interaction: The conversation flow is key to strengthening interpersonal bonds. Therefore, the Bank has enabled certain spaces for sharing, such as internal classified ads, theme communities and initiatives on Google+, our internal social network, and other face-to-face events and meetings.

Face-to-face meetings: Face-to-face communication is encouraged through:

•	Quarterly presentation of global and local earnings reports.

•	Management Committee’s Tours. Six tours were organized in 2019, with the participation of 1,953 employees.

•	Annual Strategy Day: Every year, the Bank celebrates its achievements and sets new challenges. This year, the event was attended by 534 guests.

•

Live@BBVA: Theme meetings on the Group’s strategic priorities which are broadcast by streaming across all BBVA’s units worldwide and can be seen alive or on demand. This year, two events were organized.

BBVA Volunteers—Making Dreams Come True

“BBVA Volunteers” was created in 2009 in an effort to encourage and facilitate employees’ participation in social programs in which they can put their personal and professional skills, concerns and human values to the service of others, contributing to improve the communities in which they live and work.

Global Volunteering Week at BBVA: It is a global initiative created to encourage and make visible the solidarity actions carried out by BBVA Group’s employees, focusing and facilitating team engagement in several activities. The next Global Week will be carried out in March 2020.

Solidarity Project Contest: For the seventh year in a row, this contest seeks to support the best solidarity projects proposed by employees who cooperate with or are part of an NGO. Three winners are selected who receive financial support to carry out their solidarity initiatives. The 2008 winners who made their projects come true in 2019 were the following:

•	1: Ps. 325,000—“De andar juntos se trata” – Greater Buenos Aires

•	2: Ps. 200,000—“Sumando energías” – Greater Buenos Aires

•	3: Ps. 125,000—“Casa de soles” – Córdoba

In 2020, we will choose the new contest winners who will receive Ps. 500,000, Ps. 300,000 and Ps. 200,000 in prizes. Twenty-four projects were submitted, supported by 134 volunteers.

With this contest, 21 dreams came true directly benefitting 4,800 beneficiaries.

Website: This website is made available for volunteers to be able to learn about the most recent actions, propose new projects, and state their concerns. In 2018, the website was updated including audiovisual content related to the activities.

Employee Support Service (SAE)

SAE is the main communication channel used by employees to raise Talent & Culture concerns. The available channels include a self-service internet portal, e-mail and phone. The inclusion of a chat room is currently under pilot-testing.

For the fourth year in a row, employees’ level of satisfaction with SAE was rated using the Internal NPS, having achieved a 39% score—which means an 8-point increase vis-a-vis the previous measurement. On November 25, 2011, the Bank kicked off a new SAE with several improvements in order to provide enhanced quality service to employees, with fast and customized responses on the first contact.

Employee Benefits

To BBVA, the welfare of our employees and their families is extremely important; therefore, the Bank offers exclusive access to facilities, products, discounts and recreational spaces. Our employee benefit program includes:

•	Raffles to win entertainment tickets: through several business alliances, the Bank raffled tickets to leading domestic and international shows sponsored by BBVA Argentina.

•	BBVA and LATAM Alliance: like every year, the Bank offered exclusive benefits to its employees under this partnership.

•

Sport Events: In 2019, our employees signed in for 13 activities including internal soccer and bowling tournaments (in the City of Buenos Aires, Mendoza, Rosario, Bariloche, Comodoro Rivadavia, Neuquén and Santa Fe). This year, new locations (Chivilcoy, Bahía Blanca and Pergamino) joined the initiative. Our employees also participated in running events such as the Discovery Race, as part of the Bank’s running team.

All these benefits are additional to the traditional banking products offered at preferential rates and fringe benefits, such as gifts for the Children’s Day, backpack and school kits for our employees’ children, birthday gifts for our employees, newborn’s trousseau, end-of-year gifts, seniority benefits, and education financial assistance, among others.

BBVA Campus: A Consolidated Model

BBVA Campus is a learning model conceived to offer our employees the possibility to access face-to-face and online specialization and continuing education courses.

With a broad training offering that helps boost skills and competences, the contents of this global learning platform are focused on the following topics: Agile, DATA, Digital, Engineering, Finance, Legal, Marketing, Risks, Cultural Skills associated with BBVA Values, Leadership Skills, and cross-cutting skills, such as continuing learning, effective communication, fact-based decision-making, and focus on execution.

With a growing focus on self-development, in 2018 the Campus B Tokens platform was made available to all our employees, who earn “tokens” after completion of each online training at the Campus, or by sharing knowledge with their co-workers. Then, they can spend these “tokens” on our face-to-face learning offering. “Sharing” is an initiative also included as part of B Tokens conceived to reward professionals who share knowledge with their co-workers.

2019 Training	No. of Hours	Total Hours (%)	Number of Participants
Training Hours	308,446	100%	6,505
Face-to-face	67,691	22%	1,431
Online	240,755	78%	5,074
Employees who received training in 2019
Training hours per employee	47		6,505
Face-to-face	10		1,431
Online	37		5,074

•     Management: The “Leadership, Conflict and Courage” program is aimed at transformation of each individual’s own strengths and weaknesses involved in leadership, by facing personal and group challenges.

In 2019, we carried out 4 editions of the program at IAE Business School, with the attendance of 152 branch managers and central area’s managers and assistant manager, totaling 6,080 hours of training.

Besides, 7 employees continued their education in Spain under the following programs: Corporate Management, Corporate Leadership, Value-based Management, and Building a Customer Centric Organization Program.

•     English: Our leaning offer also includes an online language learning portal—Language Center (App and online platform). Access to the platform is universal for all employees interested in learning and improving their English skills, in a simple manner and planning for their individual learning pace. In 2019, we continued offering face-to-face training courses across all levels of knowledge of the English language. We delivered 13,629 hours of face-to-face training to 330 participants.

•     Business to Customer: In 2019, the Bank delivered to our commercial network employees the knowledge required to face role shifts, updating and building new career paths.

Ten development plans were created, which can be completed before or at the time of applying for a position. Thus, employees can gain in advance the knowledge and skills required for their future jobs. In 2019, 50 employees were certified for the network.

•     Capital Markets Qualification: For such positions that require the certificate of qualification in Capital Markets granted by the CNV, online courses are available coached by subject-matter experts to get ready to complete the required modules.

Policy on Grants and Postgraduate Studies

Grants take the form of financial support to fund 50% of the program tuition fees, subject to a cap of Ps. 120,000 per year, and/or personal loans at special rates. To be eligible for a grant, employees must have been at the Bank for at least 6 months and must have good ratings at their annual performance appraisals. The postgraduate course of study must also be related to the business. In 2019, the Bank granted 19 financial assistances and 2 personal loans under its postgraduate grant program. It also has special discount agreements with certain universities in the city of Buenos Aires and the provinces.

The Bank continues offering external training on technical skills, primarily for central areas. The Training department gives advice on the selection of programs and their contents, as well as on the institution that will deliver them.

Coaching and Mentoring

In 2019, the Bank has continued pursuing the coaching program for employees promoted to leadership positions, to help them deploy their talent, and personal and professional skills. Thirty five (35) employees were assigned an internal coach certified by the European Coaching School.

In an effort to offer an enhanced experience to BBVA Argentina’s new hires, the Bank has continued pursuing a mentoring process. The new hire or mentee is assigned a mentor who will support him or her for a term of three up to six months, based on their individual needs, to help them get familiar with the Bank and its culture, and overcome the initial onboarding challenges. These programs contribute to the prompt and effective integration of new hires. In 2019, 71 mentees were engaged in the process.

Talent Acquisition & Internal Mobility

In 2019, BBVA Argentina strengthened the transformation of Talent Acquisition, guided by its purpose of “bringing the opportunities of this new era to everyone,” and with the clear mission of identifying, attracting, and selecting the best candidates, offering a comprehensive response to the needs of the several areas, thus becoming their strategic partner, while always considering the importance of the candidate’s experience in the onboarding process.

Besides, the Bank developed and deployed the Talent Acquisition strategy, fostering and implementing new processes, policies and tools to enable the accurate operation of internal mobility and the attraction of external talent, to meet the several business and transformation demands.

The Bank also managed to strengthen the Professional Development Model, which is aimed at internal talents and is based on fairness and transparency principles. To this end, at a corporate level, the BBVA Group developed 10 policies which are key to Internal Mobility and are detailed below:

1. We prioritize internal talent over external talent	Throughout the entire recruitment process, Talent & Culture analyzes whether we have internal candidates with the required knowledge and skills for the position. If so, internal candidates always have priority over external candidates.

2. We always have at least three candidates. In addition to the individual in charge of the job offer, at least, one more person will be involved in the recruitment process as counterweight

3. The head of your business unit may not refuse to your job mobility

4.  We recommend and appreciate that you cover full professional development cycles (typically, from three to five years) before applying for a job posting. However, you may do so after one full year in your current position (two years if your core position involves dealing with external customers)

Minimum eligibility requirements:

•  One full year at current position: for you to have sufficient time to assess whether the position is consistent with your interests and aspirations

•  Two full years (if the candidate deals directly with external customers): to ensure adequate management of the Bank’s relationship with its customers

Before applying for a job offering:

Retail and corporate banking office network:

5. You may apply for as many job postings as you are interested in and simultaneously participate in their respective recruitment processes.

6. You are responsible for notifying your direct supervisor about the job postings you have applied for, and you decide when to disclose such information.	In these processes, the communication between supervisors and their teams should be fluent, amidst a trust and confidence environment to enable open conversations from the beginning.

7. All job offers are posted and you can check them, even in such exceptional cases in which the candidate may have been previously assigned.

In such exceptional cases in which a candidate has been previously selected, the job posting will be marked as “assigned,” together with the reason for the assignment. You may see these job offers, but you may not apply for them. The reasons for such assignment include:

•  Top management: Including positions which by reason of their institutional relevance, external visibility and/or leadership of big team may not be handled by job offerings.

•  Specific professional development programs, with scheduled turnover.

•  Movements within the office network by means of pre-selected candidates

•  Employees’ relocations due to organizational reasons.

8. You will receive more information on the development of the process and feedback at all stages

During the recruitment process, we will let you know about the status of your application. According to the process progress, we will give you three types of feedback:

•  If you have not been interviewed yet, you will receive feedback by email

•  If you have been interviewed by Talent & Culture, you will receive personalized feedback

•  If you are interviewed by the individual in charge of the job offer and/or other interviewers, you will receive personalized feedback from the individual in charge of the job offer

9. It takes approximately 10 weeks since a job offer is posted until the selected employee takes over the new position

The periods established from the time a job offer is posted until an employee takes over a new position and from the offer acceptance to the posting of the new job are not applicable to:

•  Deferred job postings, since the time it takes to fill these vacancies may differ because candidates may have already initiated the process before the actual need to fill the job has arisen

•  Domestic/international relocations

10. No more than 20 days may elapse from the time you accept an offer until you take over your new job	In the exceptional case that this term cannot be fulfilled, your area head will apply for an authorization from the Talent & Culture head of the area/geographic location explaining the respective reasons.

Offer

When you receive an offer, you will have two business days to make up your mind. If you accept the offer, your engagement in other ongoing recruitment processes will be deemed terminated. Upon your acceptance of an offer, Talent & Culture will remind you to notify your direct supervisor.

Tools

In 2019, the Bank enhanced the use of “Mobility,” its internal recruitment portal where all vacancies are posted, giving priority to internal talent development, while strongly monitoring KPIs on compliance with mobility policies, together with the deployment of suitable leverages to correct non-conformances.

The following is a list of the alternatives available to fill vacancies seeking to streamline processes:

•	Immediate: A recruitment process in which the Bank needs to cover 1 or several similar positions right away.

•	Deferred: A recruitment process in which the Bank anticipates a need to fill a specific role/profile, thus having short-listed candidates available to cover a position when an actual need arises.

•	Assigned: A recruitment process whose candidate is assigned to fill a job, in compliance with transparency standards in recruitment processes. The reasons for such assignment are published.

A virtual HR assistant named “EMI” is also under pilot-testing. This tool uses artificial intelligence to shorten recruitment times, streamline the process, and offer a better experience to candidates, empowering the Bank’s employer brand. This helps automate the following processes:

•	Candidate screening.

•	Interview scheduling.

•	Communication with candidates.

Comprehensive Early Recruitment Model

The Talent Acquisition area carried on an early recruitment program for future brand managers, with special emphasis on the skills the leaders of the future will require.

Over 460 employees applied for the posting, ranked on the basis of hard data for subsequent shortlisting. One hundred and thirty-one candidates made it to the assessment center stage, engaging in 13 group activities that resulted in 29 selected candidates, who have commenced their training and certification for the position.

Talent Attraction Plan

BBVA Argentina believes diversity and inclusion are key elements to build a better workplace. We are convinced that being diverse helps attract and retain the best talent, offering the best quality service to our customers. BBVA Argentina develops a careful job posting strategy at the Bank’s career website, as well as at renowned public recruitment websites, universities and employment trade shows.

This year, BBVA Argentina continued with its endeavors to position itself in social media as a leader employer brand in banking transformation. Therefore, the Bank focuses on displaying contents that depict this strategy and enhance all projects, initiatives and challenges in this vein, seeking to reach professionals specialized in areas that contribute to the fulfillment of the Bank’s purpose.

#Primeros Pasos BBVA Internship Program

The program was created in 2016 to offer job placement opportunities to young students interested in putting what they have learnt into practice, and gaining work experience and specific knowledge in an actual business environment within the branch network. Internship programs last six months and provide a seedbed of new professionals with development and growth aspirations.

Premium Direct Executive Program

Immersed in the digital transformation driven by BBVA Argentina as banking pioneer, this year we deployed “Direct,” our team of remote executives with nationwide support. Working under a remote model, the team handles the assigned portfolio of Premium or Premium World customers, enhancing loyalty and making them profitable through customized service, and building long-term relationships with the Bank.

To carry out this project, the Bank conducted a stringent selection process, calling for high-performing, service-quality oriented, and commercially-minded internal and external profiles, with good academic background. The team was made up of 132 executives.

People Management Model

In 2019, the Bank implemented the “professional development model,” offering autonomy and information to employees to help them make better career decisions, and the elements required to implement them.

This model is based on three pillars: “get to know yourself,” to make your mind as to where you want your career to head for; “improve” to focus on developing the skills and knowledge required for the employee’s current position or such other skills and knowledge beyond the current role the employee may be interested in gaining; “explore,” to be able to look at the possibilities for taking over a new position and get ready for that.

Employees have several means and tools available to walk around this development path, including a broad information offering, mentoring, coaching, feedback, and special assignments.

In 2019, team leaders, co-workers, customers, suppliers and each of them individually conducted the annual global appraisal of cross-cutting leadership and culture skills.

The results of these assessments help make more effective and fair human capital management decisions, with impact on several aspects, such as talent identification and, where applicable, compensation adjustments. In 2019, 6,208 employees were subject to the appraisal process.

Individual Performance Assessment

In 2019, the Bank conducted a comprehensive appraisal with a global vision which encompasses corporate values. Supervisors complete the individual assessments of their reports, based on two questions with five performance levels for each of them: fulfilment of the goals set for the year, and how the employees embody BBVA Group’s values.

Compensation

The Bank has a Compensation Policy which guides the application of a remuneration system capable of attracting and retaining the right people for each position. Such system encompasses the full compensation paid to employees in exchange for their contribution to the organization in terms of time, role and results, including a fixed pay and variable incentives.

In mapping its positioning in terms of salary levels, the Bank participates in salary market surveys and also engage in cross-area consultations with other banks.

In order to align variable incentives with strategic goals, the Bank has adopted a new compensation model, consistent with the criteria established by the Group. This model is applicable to employees at central areas and is based on the following principles:

•	Transparency and simplicity

•	Completion of strategic priorities

•	Awareness that we are one bank

•	Ongoing performance discussions

Subsidiaries

BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión.

During 2019, the mutual fund sector in Argentina continued to grow. According to preliminary data gathered by the Argentine Chamber of Mutual Funds (CAFCI, Spanish acronym), at year-end, assets under management industry-wide were 42.22% higher than at the end of December 2018.

Such growth was made possible after the Argentine Government managed to “re-profile” its peso- and US dollar-denominated short-term debt (Lecaps and Letes) and implemented exchange controls, both measures adopted in the wake of last August’s primary elections, which led to the concentration and restriction of the industry’s product offering.

Growth was led by two segments—time deposit and market funds—which, at year-end, recorded an increase in assets of 130.0% and 8.5%, respectively. On the other hand, fixed income funds experienced a 14.7% decline.

As of December 31, 2019, assets managed by BBVA Asset Management Argentina S.A. (BBVA AMA) amounted to $ 44.08 billion, equivalent to an increase of 27.5%, or $ 9.52 billion, year-on-year. If we look at the (interim) asset ranking compiled by the CAFCI, BBVA AMA’s share in the overall Mutual Funds market was 5.7%, occupying the 4th position.

Within the category of time-deposit mutual funds, at year-end, the company recorded assets managed in the amount of $ 39.15 billion, which accounts for an increase of $23.25 billion or 146.3% compared to the previous year.

On the other hand, in market mutual funds, the company experienced a decline of $ 13.73 billion, or 73.6% during the year. At year-end, total assets managed in respect of these funds amounted to $ 4.93 billion. Within the latter category, fixed income funds experienced the most significant decline in terms of assets by $ 13.99 billion (- 80.7%) during the period, to stand at $ 3.34 billion.

During the year, BBVA AMA generated commissions in the amount of $ 350.2 million by 6.0% vis-a-vis commissions accrued during the previous year.

As of December 2019, the company has 21 mutual funds managed registered with the Argentine Securities Commission (CNV), out of which 16 were in business during the year.

To date, the status of the funds managed by BBVA AMA is as follows:

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FBA Renta Pesos, FBA Renta Fija Plus, FBA Horizonte, FBA Horizonte Plus, FBA Calificado and FBA Acciones Argentinas: These funds are operating normally. Subscriptions and redemptions in Pesos are allowed.

•

FBA Ahorro Pesos, FBA Bonos Argentina, FBA Renta Fija Dólar and FBA Renta Mixta only admit redemptions: These funds were subject to the “re-profiling” arrangement the Argentine Government has established for certain short-term national sovereign debt securities. In this regard, by means of Decree No. 596/19 dated August 28, 2019, the Argentine Government established a partial extension of the term of Argentine Treasury Bills (LETES), Argentine Treasury Capitalizable Bills in Pesos (LECAPS), CER-Adjusted

Argentine Treasury Bills in Pesos (LECER) and US-dollar Linked Argentine Treasury Bills (LELINK). Accordingly, 15% of the principal amount in respect of these securities would be settled upon the original maturity date, 25% at three months, and the remaining 60% at six months. In addition, the Argentine Government asserted that securities held by individuals would be paid in full on the originally agreed-upon dates. Furthermore, as the underlying securities of the awarded shares fell due, Management made payments, in Pesos or USD, as applicable, of the relevant investors’ shares, which were then eliminated.

•

FBA Bonos Globales, FBA Renta Fija Dólar Plus, FBA Bonos Latam, FBA Retorno Total I, FBA Retorno Total II, FBA Acciones Latinoamericanas and FBA Brasil I only admit redemptions. The restrictions on subscriptions to these mutual funds are due to the enactment of regulations affecting the operation of the exchange market. For instance, Decree No. 609/2019 dated September 1, 2019 provided for “the need for implementing temporary and urgent measures to further regulate and control the exchange rate regime and, hence, strengthen the normal operation of the economy, contribute to the prudent administration of the exchange market, reduce volatility in financial variables, and contain the impact of fluctuations in financial flows.” In addition, Communication “A” 6770 handed down by the Argentine Central Bank on September 1, 2109 established that “entities authorized to trade in foreign exchange may not buy securities in the secondary market to be settled in foreign currency or use holdings in their General Exchange Position to make payments to local suppliers.”

•

Finally, FBA Gestión I, FBA Renta Pública I, FBA Renta Pública II and FBA Renta Fija Local were approved by the CNV during the previous period and commenced their activities by means of a contribution made by this company. For the time being, these mutual funds are not open for subscription or redemption, and the company is awaiting the right time to market them.

Like in previous years, the company will pay special attention to the changes in international economic and financial conditions, as well as to the development of the currency market and the performance of crude oil and other commodities prices.

As regards the local context, the company will carefully monitor activity levels, inflation and the exchange rate, as well as public indebtedness and expenditures. Similarly, the company will monitor the fulfillment of the commitments undertaken with the International Monetary Fund (IMF) and the potential debt renegotiation process.

Looking to 2020, Mutual Funds are expected to constitute an efficient alternative for investors at the local level. In this regard, the company will continue reshaping and developing products tailored to customers’ demands, ensuring an offering that is suitable to the prevailing market conditions and to the improvements in investors’ risk management.

PSA Finance Argentina Compañía Financiera S.A.

The share capital of PSA Finance Argentina Compañía Financiera S.A. (PSA Finance) is held, in equal parts, by BBVA Argentina and Banque PSA Finance, a company related to the PSA Peugeot Citroën Group, based in France.

PSA Finance is primarily engaged in granting pledge loans for the purchase of first-hand Peugeot, Citroën and DS vehicles as well as in awarding cars of such brands under financial lease agreements. PSA Finance is also engaged in financing the purchase of second-hand vehicles to customers proposed by networks of the aforementioned brands’ official dealers, and in supplying other financial products and services associated with the purchase, maintenance and insurance of vehicles, within the territory of the Argentine Republic. Besides, the company has recently tapped into a business known as “floor plan,” which consists of providing financing to the official network of Peugeot, Citroen and DS dealers in Argentina in connection with the vehicle stock.

The car industry ended year 2019 with 441,000 car registrations, which accounts for a 43% decline year-on-year.

The first half of the year 2019 was marked by substantial activity levels, followed by significant volume declines during the second half, due to the effects of the prevailing macroeconomic variables. During 2019, the brands Peugeot, Citroën and DS developed intensive activities, including retail finance advertising actions and rebates, in an attempt to attract customers.

In 2019, PSA Finance recorded a 17.9% share in Peugeot, Citroën and DS car registrations (measured in terms of financing of brand-new cards), which accounts for a 1.7 percentage point decline compared to 2018. Such a decline is the result of high rate levels, coupled with the increase in the final price of the vehicles, vis-a-vis people’s purchasing power growth.

Against this backdrop, at year-end, PSA Finance has managed to finance a total of 8,695 transactions, including pledge loans for first-hand and second-hand vehicles, and vehicles awarded under financial leases, which is equivalent to $ 2.39 billion.

As of December 31, 2019, the customer portfolio was comprised by 29,217 customers, and valued at $ 3.26 billion.

As to the product offering, in 2019, the Entity continued working jointly with the brands Peugeot, Citroën and DS in the development of exclusive and distinct financial products, targeted at certain vehicles.

Retail finance advertising actions and rebates were strengthened as well in order to attract customers in a highly competitive market, which offers a broad range of products focused on the needs from the demand side. This year, private banks gained relevance in the pledge loan market with the offering of UVA-linked credits. Currently, 87.3% of the network of dealers has chosen PSA Finance as provider of finance solutions.

Activity levels declined during the year 2019. However, the Entity’s net income reflects a 128% increase vis-a-vis 2018 due to the following factors:

•

The Entity managed to secure a financial margin from the portfolio (in terms of % of average portfolio) higher than that for the previous year’s. This is primarily attributable to the incremental share of the Entity’s own equity in production financing. Such increase in equity was attributable to the fact that no dividends were distributed.

•	The efforts to contain administrative expenses in the face of growing inflation played a key role in maintaining the quality of the company’s results of operations, amidst a poor activity scenario.

•	Lesser impact of income tax due to the application of the inflation adjustment for tax purposes.

As a result of all the aforementioned factors, net income from financial intermediation activities amounted to $ 239 million. Considering other profits and losses, the company’s income before income tax amounts to $ 253 million, or $ 323 million after tax.

During the year 2020, the company will continue pursuing its sales strategy, encompassing financing promotional actions jointly with Peugeot, Citroën and DS, which have proven successful for several years. Under this business model, the company can concentrate more than 90% of all financing arrangements granted to networks of dealers for the purchase of first-hand and second-hand vehicles. Undoubtedly, the company will continue working under this model, and keep boosting these joint actions by launching new products, such as the personal loan.

The company will strengthen and boost ongoing digitization, which is key to the mission of efficiently reaching a customer profile which changes its purchasing behaviors on a daily basis, choosing new technologies to stay abreast of the news and compare products. In this regard, PSA Finance will continue developing tools to allow customers get their first loan by means of several digital platforms, which started to be successfully implemented in 2019. Undoubtedly, this approach will provide the company with a strong competitive position in 2020 and subsequent years.

Volkswagen Financial Services Compañía Financiera S.A.

Volkswagen Financial Services Compañía Financiera S.A. (VWFS) is primarily engaged in the business of granting pledge loans for the purchase of first-hand Volkswagen cars and offering wholesale financing to VW Group’s dealers for the purchase of cars from the manufacturers. VWFS is also engaged in financing the purchase of second-hand vehicles and in providing financed maintenance, all within the territory of the Argentine Republic.

In 2019, the car and financial industries experienced a substantial downturn vis-a-vis previous years. The beginning of the year seemed quite promissory; however, during the second half of the year, the market experienced several declines, which in some months surpassed 50% year-on-year. Therefore, 2019 was a challenging year for car manufacturers and their respective finance companies.

Against this backdrop, the company sought to defend its share in VW Group’s financed sales and keep a healthy wholesale portfolio. The retail segment experienced a decline in terms of the volume of financed agreements due to the downturn of the car manufacturing and financial markets; however, the share of VW Group’s financed sales rose almost by 10% compared to the previous year. In addition, the company managed to maintain a competitive market penetration level, thanks to the strong relationship that it had built with the brand and the dealers, having experienced a decline lower than the average of other car manufacturers’ finance companies. With the strong cooperation from Volkswagen, the company launched commercial campaigns at subsided rates, offering attractive conditions to customers, despite the high levels of official benchmark rates.

During the year, the company developed the leasing product and corporate sales.

As part of its ongoing improvement approach, the company managed to improve the service quality to dealers through communication, training and good response levels by VWFS, as reflected in the positive outcomes of the related satisfaction survey. In-house, the company conducted several training programs for employees in order to attain efficiency gains, and hence, improve service levels to retail customers.

The company is adequately capitalized for the development of its business. Besides, during the year, the company increased its sources of funding from other commercial banks, with granted credit facilities amounting to a total of $ 3.17 billion.

In February, the company successfully completed its second issuance and placement of corporate bonds, for an aggregate principal amount of $ 750 million, at private variable rate (Badlar) and UVA. Towards the end of the year, the company completed its third issuance of corporate bonds, for an aggregate principal amount of $ 750 million, at private variable rate (Badlar). This transaction was made possible thanks to its strategic relation with the major commercial banks.

During 2019, Volkswagen Group had a 15.8% share in the car market, again ranking at the top in terms of sales volume, which rose by 14.7% compared to 2018. Amidst a very competitive environment, the company had a 72% share in the Group’s financed sales (+5 p.p. vis-a-vis 2018), as a result of a new commercial policy and actions that fostered the loyalty of the official network of dealers.

VWFS was able to achieve 12% penetration, just one percentage point below 2018, amidst an environment where average penetration of car manufacturers’ finance companies had declined by around four percentage points.

During 2019, the main goal was offering competitive financing products and services to customers. In 2019, the company settled 9,510 pledge loans, accounting for a 42% year-on-year decline, due to the challenging situation of the car manufacturing industry.

Net income before income tax as of December 31, 2019 amounted to $ 739 million, equivalent to a 216% increase compared to the previous year. Such a performance is attributable to the optimization of the company’s sources of funding, and healthy wholesale and retail lending portfolios, in addition to the effects of inflation on car prices.

During 2020, the car market is expected to reach 450,000 registrations, that is, approximately the same number as this year. Rates are expected to decrease, and the incoming government is expected to boost domestic activity.

The company’s goal for 2020 is defending its share in sales of financed units, with origination of retail loans expected to reach similar levels as in 2019, while the wholesale portfolio is expected to be maintained at current levels. In terms of long-term development, the company plans to carry out strategic projects in 2020, which will result in better service quality for customers and enhanced processes with dealers, all of which in support of the industry growth in the long-term.

In order to fund its pledge loan portfolio, the company plans to keep diversifying its sources of funding with its main business partner, other commercial banks and the issuance of corporate bonds.

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

On December 4, 2008, Law No. 26425 was enacted, providing for the elimination of the capitalization regime that was part of the Integrated Retirement and Pension System, and its subsequent merger and replacement with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights.

Additionally, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end.

Based on the foregoing and taking into consideration that it was impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, the shareholders, gathered at a Unanimous Extraordinary Shareholders’ Meeting held on December 28, 2009, resolved to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009, as they considered that such decision was in the best interest of the company’s creditors and shareholders. Furthermore, in compliance with the terms of the Argentine Companies Law, the Shareholders’ Meeting appointed Mr. Gabriel Orden and Mr. Rubén Lamandia, both of them public accountants, as liquidators of Consolidar A.F.J.P. S.A. As from December 31, 2009, they have assumed the role of the company’s legal representatives. To date, Mr. Orden and Mr. Lamandia are taking all necessary actions leading to the liquidation of Consolidar A.F.J.P. S.A.

In this regard, on January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. and the list of designated liquidators were registered with the Argentine Superintendence of Corporations (IGJ).

In addition, on October 19, 2009, the Extraordinary Shareholders’ Meeting of Consolidar A.F.J.P S.A. (undergoing liquidation proceedings) approved a voluntary reduction in the company’s capital stock of $ 75 million. The IGJ approved such capital reduction on January 11, 2010 so that on January 19, 2010, capital contributions were transferred to the shareholders, pursuant to the aforementioned reduction.

BBVA Argentina, as shareholder, asked Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) to serve notice upon the Argentine Ministry of Economy and Public Finance and the Argentine Social Security Office (ANSES) of its intention to engage in discussions, under the terms of Law No. 26425 to find one or more remedies to redress the consequences from the events occurred after the enactment of such Law. Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) served such notice on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a complaint for damages against the National Government and the Ministry of Labor, Employment and Social Security, which was heard by Federal Court of Original Jurisdiction in Administrative Matters No. 4, Division No. 7, under File No. 40437/2010. Such complaint was ratified by BBVA Argentina in its capacity as majority shareholder of the company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Argentina filed with such court an expanded-scope complaint for the assessment of damages. On March 9, 2012, the Court ordered that notice of the complaint be served upon the National Government.

On May 13, 2013, the intervening Court resolved to initiate the trial period, upon which the company started to produce the related testimonial, documentary and expert evidence. On May 28, 2013, the company filed its witnesses testimony and documentary evidence.

As of December 2019, the case is on trial.

Joint Business and Associates

Rombo Compañía Financiera S.A.

Rombo Compañía Financiera S.A (RCF) is the main finance company of Renault’s network of dealers, both for first-hand and second-hand vehicles. During 2019, Renault had a 14.4% share in the car market, from 14.8% in 2019, ranking third in terms of sales volume. In 2019, Nissan had a 3.8% market share (vs. 2.8% in 2018). Amidst strong competition, the company managed to improve its market share and positioning, thanks to the substantial contribution of pledge loans from its finance company.

In 2019, RCF’s contribution to Renault’s and Nissan’s sales declined by 21.8% from 24.2% in 2018 for Renault, and from 17.9% to 17.6% in the case of Nissan. Despite the fact that the prevailing economic conditions took their toll on the industry as a whole, RCF had an outstanding commercial performance, primarily focused on maintaining the network’s loyalty.

RCF remains the industry leader in the ranking of loans and loyalty among brand captive companies, with 93.7% credits granted by RCF of total credits on average for the sale of Renault vehicles at year-end (Source: AFIMA). On the other hand, Renault Argentina and Nissan strongly supported the company’s lending activities, providing important commercial tools (subsidized rates) both for first-hand and second-hand vehicles.

With this support, RCF managed to finance 16,823 Renault and Nissan first-hand vehicles (vs. 31,558 in 2018) and 2,702 second-hand vehicles (vs 6,514 in 2018). Accordingly, the total financing portfolio amounted to $ 7.59 billion, accounting for a 19% or $ 8.88 billion decline compared to 2018.

Risk and portfolio quality indicators rose vis-a-vis recent years. The non-performing loan ratio increased from 1.3% in December 2018 to 1.9% at the end of 2019 (on average), primarily due to the prevailing economic scenario and the portfolio considerable decline.

In terms of financing, during the year, the company issued one series of corporate bonds for an aggregate principal amount of $ 300 million, with the total balance of corporate bonds amounting to $ 2.15 billion at year-end. The amount of the current program is $ 6.00 billion, and it has been rated “raAA” by Fix SCR S.A. Agente Calificadora de Riesgo and “Ba2.ar” by Moody’s.

As of December 31, 2019, net income for the year amounted to $ 485.8 million, evidencing an increase vis-a-vis the amount of $ 83 million for the previous year.

BBVA Seguros S.A.

BBVA Seguros S.A. operates in the following lines of business: Fire, Comprehensive and Combined Household Insurance, Theft, Personal Accidents, Group Life Insurance, Credit Life Insurance, Funeral and Other Coverage.

During 2019, written premiums amounted to $ 3.45 billion, accounting for a 0.7% increase vis-a-vis the previous year. As from September 2017, BBVA Seguros ceased to earn premiums from credit life insurance policies in connection with BBVA Argentina’s newly issued outstanding balances, including personal loans, credit cards, pledge loans and overdrafts.

The increase in invoiced premiums from voluntary insurance rose by 34.1% compared to the previous year. The business strategy combines a broad product offering with multiple distribution and service channels, all based on the segmentation of customers’ and prospects’ needs. Paid losses amounted to $ 680.4 million, or 19.7% of written premiums.

Net income for the year was $ 1.35 billion, accounting for a return on equity of 63.8% at year-end. As of December 2019, minimum capital surplus was $ 899.4 million, while the solvency ratio– measured as the ratio of cash and cash equivalents, investments and buildings to underwriting commitments and liabilities owing to policyholders– was 1.6.

On January 22, 2016, the Argentine Bureau of Insurance (SSN) passed Resolution SSN No. 39647, concerning holdings in SMEs Mutual Funds (authorized by the CNV), setting forth an investment floor of 3% and an investment cap of 20%.

On March 21, 2016, Communication “A” 5928 handed down by the Argentine Central Bank was released, introducing changes to the Rules for the Protection of Financial Users concerning insurance. Regarding Credit Life Insurance, the Argentine Central Bank provides that financial institutions subject to the rule shall not be allowed to charge users any sort of commission and/or fee related to credit life or total permanent disability insurance policies. Furthermore, the Argentine Central Bank provided that financial institutions are required to purchase credit insurance to cover these contingencies, or otherwise to “self-insure,” posing the challenge for the insurance company of capturing the largest number of customers/banks and financial institutions to offer this product.

On February 7, 2019, the SSN established that entities under its oversight were required to file financial statements in constant currency for the fiscal periods ended on or after June 30, 2019. Then, in view of several filings from industry chambers and taking into consideration the needs and impacts that compliance with such rule would entail in terms of training, systems and regulatory amendments, the SSN issued Circular IF-2019-17698428-APN-SSN#MHA, postponing the filing of financial statements fully stated in constant currency for the fiscal period ended on or after June 30, 2020, provided the enforcement guidelines in terms of cumulative inflation set forth by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) are met. According to such circular, financial statements as of June 30, 2019, and for subsequent interim periods up to and including March 31, 2020, shall be filed together with the financial statements stated in nominal currency, Reporting System for Supervised Institutions (SINENSUP), and statements of Assets, Liabilities, Shareholders Equity and Profit & Loss, stated at constant currency, with their supporting Excel spreadsheets. The circular also called for technical/accounting task forces to discuss the issue. Finally, on July 17, 2019, the SSN issued IF-2019-64632649-APN-SSN#MHA, detailing the specific definitions of the industry lines supplementing Technical Resolution No. 6 and Resolution JG No. 539/18 and the application guidelines issued by the FACPCE. The effects of the adjustments will be disclosed in notes up to the interim financial statements as of March 31, 2020, included.

Besides, on November 28, 2018, the SSN issued RESOL-2018-1116-APN-SSN#MHA amending item 30 of the General Rules and Regulations for the Insurance Business (RGAA, Spanish acronym), effective for the financial statements for fiscal years beginning on or after January 1, 2019, setting out the minimum capital requirements insurance companies are to meet to be engaged in the direct insurance and reinsurance business. The main changes include:

Minimum Capital Requirements per Line: Minimum capital requirements were increased by around 100%, establishing a quarterly adjustment schedule as from July 1, 2019, at the deposit rate. These amounts will be published by the SSN.

Amount based on Premiums and Surcharges: To be calculated by line of insurance, rather than on totals.

Amount based on Losses: To be calculated by line of insurance as well, rather than on totals.

Item 23.9 was included in the RGAA, establishing that new insurance companies may not have joint operations in life and property insurance lines. In addition, as a requirement to maintain the permit to operate in these lines, insurance companies will need to have an underwriting level in excess of 5% of the minimum capital requirement per each line of insurance at each year-end.

A gradual conformance schedule was established if the new capital amounts required per each line result in an increased capital requirement.

Finally, item 35.5 of the RGAA was amended by means of RESOL-2019-553-APN-SSN#MHA dated June 18, 2019, establishing that insurers’ total investments, including their underlying assets, if any, and cash and cash equivalents, should be based in Argentina, banning the acquisition of new shares in mutual funds with underlying assets based abroad. At fiscal year ended June 30, 2020, insurers and reinsurers shall have adjusted their investments in mutual funds with underlying assets based in countries other than Argentina.

For 2020, BBVA Seguros plans to continue growing its main insurance lines of business, in particular, Other Coverage, Personal Accidents, Group Life Insurance, and Comprehensive and Combined Household Insurance, with a product offering that meets the distinct needs of its main customers.

Interbanking S.A.

As a member and shareholder of Interbanking S.A., together with other seven leading Argentine banks, we offer a system of electronic communications for customers to optimize their banking business. BBVA Argentina’s corporate customers may connect to the service at any time from their personal computers and check their accounts at any member bank, send messages, transfer funds, make electronic payments of their payroll and payments to suppliers, pay taxes, and display market information. Through Interbanking, the Bank offers distinct electronic products for each corporate customer segment and processes transfers online, enabling the automatic settlement of debt and credit transactions for real-time posting to the relevant accounts. As a result of BBVA Argentina’s equity interest in Interbanking S.A., on June 27, 2019, the Bank cashed dividends in the amount of Ps. 106.3  million.

Capital Stock

As of December 31, 2019, BBVA Argentina’s capital stock was made up of 612,710,079 common shares. Out of that total, 50,441 shares (which have not yet been issued) are attributable to the merger of BBVA Francés Valores S.A., which is pending registration with the Argentine Superintendence of Corporations (IGJ). The BBVA Group owned a 66.55% equity interest in BBVA Argentina’s capital stock.

Corporate Structure

References
Información al 4T19	Information as of 4Q-2019
*Incluye 0.07% de LATIBEX	*It includes LATIBEX’s 0.07% share

Domestically, BBVA Argentina’s free float is listed on Bolsas y Mercados Argentinos (ByMA) under the ticker BBAR, where BBVA Argentina is one of the oldest institutions listing its shares of stock. Since December 27, 2017, the Bank has also been listed on Mercado Abierto Electrónico (MAE).

Since 1993, the Bank has also been listed on the New York Stock Exchange (NYSE) under the ADS program (ticker: BBAR). On the other hand, the Bank has also been listed on the Latin American Stock Market (LATIBEX) based in Madrid since December 1999 (ticker: XBBAR).

In December 2018, BBVA Argentina, together with other 14 companies, began to take part in the first Sustainability index, promoted by Bolsas y Mercados Argentinos (BYMA) and the Inter-American Development Bank (IDB), which helps identify and spotlight the leading companies in environmental, social and sustainable development matters, as well as corporate governance. At the end of 2019, the Bank was ranked third among the 15 companies listed on the index.

In addition, this index seeks to enhance the visibility of companies displaying best practices for them to be able to access new forms of financing.

The Bank’s free float is primarily held by the Argentine Social Security Office (ANSES) (6.9%), domestic and international investment funds, and other minority shareholders.

In July 2017, BBVA Argentina completed an initial public offering in Argentina and abroad involving a total of 75,781,788 newly issued common shares.

Market data	Dec. 2019
Free float	33.5%
Market capitalization (in millions of pesos)	88.498
Market capitalization (in millions of USD)*	1.477

	ByMA	NYSE
Closing price Dec. 31**	140.5	13.97
YoY variation	-0.18	-51%
Price ceiling 2019	185.45	13.97
Price floor 2019	80.55	3.06
Average volume	178321	931856

*	Closing US-dollar wholesale exchange rate under Central Bank’s Communication “A” 3500 as of Dec. 31, 2019: AR$59.9
**	Local share price in pesos, ADR price in USD
Source:	Bloomberg

BBVA Group

BBVA is a customer-centric global financial services group founded in 1857. The Group has a solid leading position in Spain, it is the largest financial institution in Mexico and has leading franchises in South America and the SunBelt Region in the United States It has also been the first shareholder of Garanti in Turkey. Its diversified business is focused on high-growth market, conceiving technology as a key competitive edge. Corporate responsibility is inherent to the Group’s business model, driving inclusion and financial education, and supporting research and culture. BBVA operates with uttermost integrity, long-term vision and best practices.

[References:]

South America: Argentina, Bolivia, Brazil, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela

North America: United States, Mexico

Europe: Germany, Belgium, Cyprus, Spain, Finland, France, Netherlands, Italy, Malta, Portugal, United Kingdom, Rumania, Switzerland, Turkey

Asia-Pacific: China, Hong Kong, Japan, Singapore

€699 billion in total assets

78.1 million customers

30 countries

7,744 offices

32,358 ATMs

126,973 employees

Information as of December 2019. The map excludes countries in which BBVA is not incorporated or where the activity level is limited.

Transformation at BBVA

BBVA has consolidated as a benchmark financial institution worldwide, particularly, due to the strength displayed in the aftermath of the recent economic crisis—recurring earnings, structural resilience in any environment, and value generation for stakeholders—a value which will increase even further hand in hand with the Bank’s growing technological capacity, which will allow it to reach its goal of becoming the leading bank of the digital era.

The main goal of BBVA Group’s transformation strategy is strengthening the relationship with the customer, reshaping the value proposition to focus on customers’ actual needs.

To the Group, the value proposition must be easy and convenient. In other words, a proposition that offers access to the Group’s services anywhere, anytime and by the means preferred by the customer, whether through digital channels or human interaction.

BBVA helps customers make wiser banking and non-banking decisions, by supporting them in managing their day-to-day finance, and offering them products and services in a more proactive, innovative and customized manner, while also recommending the best options among all possible financial alternatives.

All in all, transformation is based on shifting from being providers of money-related infrastructures to having a positive impact on people’s lives and businesses.

A Defined Strategic Road Map

The Group’s newly defined purpose—“bringing the opportunities of this new era to everyone,”— and six strategic priorities are meant to guide the strategy execution:

BBVA Group is focused on offering the best possible customer experience, based on simplicity, transparency and agility; increasing customers’ empowerment, and offering them customized advice.
The Group’s customer centric business model offers a distinct service, with a very ambitious goal: Leading customer satisfaction across all geographies in which we operate.
At BBVA, encouraging digitization is a key element to achieve transformation and empower digital channels. In this regard, the Bank is developing a digital offer of products and services for customers to be able to use the channel of their preference.

To encourage the Group’s transformation, BBVA is actively engaged in the financial industry’s digital disruption, though its New Digital Businesses (NDB) unit. In doing this, the Group leverages the Fintech ecosystem to look for new digital business models for the Bank.

This priority is intended to enhance business profitability and sustainability, while making it simpler and focused on the most relevant activities.

Amidst a less profitable environment for the financial industry, efficiency becomes a key priority in BBVA’s transformation plan. Such priority is based on building a new organizational model, as agile, simple, and automated as possible.

One of BBVA’s priorities is attracting, developing, motivating and retaining the best team, offering the best possible experience to its employees, and building a corporate culture aligned with the Group’s transformation process and purpose.

[References:]

1.	The best customer experience
2.	Digital sales
3.	New business models
4.	Optimal capital allocation
5.	Leadership in efficiency
6.	The best team

Responsible Business

At BBVA Argentina we have a distinct banking model that we call responsible banking. It is based on the pursuit of profitability grounded on principles, strict compliance with legal regulations, good practices, and the creation of long-term value for all stakeholders.

This model is reflected in our Enterprise Social Responsibility or Responsible Banking Policy which seeks to manage the Bank’s impact on individuals and the community.

The four pillars of BBVA Argentina’s Responsible Banking Model

•	Balanced relationships with our customers based on transparency, clarity and responsibility.

•	Sustainable finance to halt global climate change and attain the UN Sustainable Development Goals.

•	Responsible practices with employees, suppliers and other stakeholders.

•	Community investment to promote social change and create opportunities for all.

BBVA Argentina has continued developing programs under the Plan key pillars: Financial Education, Entrepreneurship, Knowledge, and Culture.

Financial Education Program

In 2019, the Bank completed the 13th edition of its Financial Education Program targeted at 12 to 19-year old high-school students from low-income families. The program is primarily intended to help these young beneficiaries finish high-school and gain finance and administration knowledge and skills, by delivering a banking product that facilitates their inclusion in the financial system. These students receive a Visa prepaid card with a monthly stipend for education-related expenses and every month are required to submit an expense report.

In 2019, the program benefitted 1,086 students, in partnership with 19 NGOs from the provinces of Buenos Aires, Salta, Mendoza, Córdoba, Tucumán and the City of Buenos Aires.

My First Start-Up

In 2019, the Bank launched the fourth edition of “My First Start-Up.” It is a business plan contest targeted at 17 to 23 year-olds all over the country, which seeks to develop and strengthen young people’s entrepreneurship spirit. During the contest, participants learnt about the necessary tools to make a business plan through an e-learning platform. The business plans were evaluated by a jury made up of BBVA Argentina’s CEO, university deans, chairmen of business associations, and the Ambassador of Spain.

Personal Finance Workshops

In partnership with Junior Achievement, the Bank delivered 12 financial education workshops addressed to students finishing secondary studies at public high schools in the City of Buenos Aires. The 300 students that participated in the workshops received the support of 27 BBVA’s volunteers, who displayed a strong commitment to the program, offering them their knowledge and experience in finance, to work together on a personal and family budget plan, savings, investment, risks, and precautions. These tools will help these students improve their day-to-day financial planning.

Financial Education Workshops for Adults

For the third year in a row, BBVA Argentina and ANSES (Argentine Social Security Office) organized a “Financial Inclusion Workshop” for retirees to offer them training and foster access to banking products and services. The initiative is intended to help adults get familiar with the electronic channels the Bank makes available to them, to ensure more efficiency, convenience and security when doing their financial transactions, without disrupting day-to-day activities.

Support to the Third Sector

BBVA Argentina keeps committed to supporting a large number of initiatives benefitting the community, several organizations, NGOs, and business associations by means of its donation program.

Environmental Sustainability

BBVA Argentina’s commitment to sustainable development is reflected in its Environmental Policy which contemplates the interaction of banking activities and the impact of the branch network and buildings. Aligned with BBVA Group’s corporate goals, the policy seeks to deploy and maintain an Environmental Management System and an Eco-efficiency Program.

In 2019, we reviewed all environment-related procedures and documents and simplified their contents, seeking to convey a clear message and their intended purpose. We drafted a new Environmental Policy which was endorsed by the pertinent authorities and make available to all users.

Environmental Certifications

Under ISO 140001, BBVA Argentina is committed to conducting its operations by managing environmental risk, minimizing negative impacts, empowering sustainable opportunities, and moving forward in preserving the environment.

The largest network of branches certified by an independent third party in Argentina

BBVA Argentina’s Environmental Management System has been certified under ISO 14001:2015 by the international consulting firm DNV-GL. The certification encompasses 120 network branches, 3 buildings and 23 floors of the BBVA Corporate Tower, comprising the largest network of branches certified by an independent third party in Argentina. In 2019, we carried out all necessary actions to have 20 new branches and the building located at Sarmiento 732 certified under the standard. Final certification is scheduled to take place by March 2020.

A corporate tower conceived with a sustainable approach

The BBVA Corporate Tower has been certified under LEED Gold (Leadership in Energy & Environmental Design), due to the execution of construction sustainability strategies: sustainable location, water savings, energy efficiency, selection of materials and resources, inner environmental quality, innovation and design. The tower foundations uphold the respect for the environment and ensure a healthy workplace.

Commitment 2025: BBVA’s Climate Change and Sustainable Development Strategy

Banks play a key role in countering climate change and in achieving the UN Sustainable Development Goals (SDG), since they are strategically positioned to mobilize capital in the form of investments, loans, and advisory services.

Commitment 2025 is a climate change and sustainable development strategy which, in alignment with Paris Agreement, defines BBVA’s aspirations and the path to be followed. The strategy is based on the following pillars:

•	To finance: We will help to create the scale of capital mobilization to halt global climate change and attain the UN Sustainable Development Goals.

•	To manage: We will manage our environmental & social risks to minimize potential negative direct & indirect impacts.

•	To engage: We will engage with all our stakeholders to collectively promote the contribution of the financial industry to sustainable development.

Global Eco-efficiency Plan 2016-2020

In order to reduce BBVA’s environmental footprint, we have developed the Global Eco-efficiency Plan (GEP) for the 2016-2020 period. The plan seeks to position the Bank among the leading financial institutions worldwide in terms of eco-efficiency, underpinning the commitment to responsible banking and leveraging the financial benefits derived from an optimal operation of our buildings.

[References:]

Designing buildings and environmental management systems in accordance with leading standards

Fostering energy efficiency, the use of clean energies, and other measures to reduce CO2 indirect emissions

Streamlining the use of water by embracing efficient technologies and monitoring and management mechanisms

Encouraging the responsible use of paper and adequate waste management

Engaging employees and the supply chain in the company’s efforts

To help deliver against the global plan, BBVA Argentina developed specific goals related to each strategic pillar of the GEP which, in turn, are aligned with the UN Sustainable Development Goals (SDGs). The table below shows the goals set for the 2016-2020 period.

[References:]

Pillar	Strategic Line	ARG Goal	Related SDG
Environmental management and sustainable construction practices	% of occupants of certified buildings
Energy and climate change	Consumption per occupant (kWh/occupant)
CO2 emissions per occupant (tCO2eq/occupant)
Water	Consumption per occupant (m3/ occupant)
Paper and waste	Consumption per occupant (kg./ occupant)
% of occupants of buildings with selective waste collection
Extended commitment	Awareness campaigns and suppliers

Results of the Global Eco-efficiency Plan in 2019:

Changes in the Global Eco-efficiency Plan indicators (1):
Pillar	Strategic Line	2019	2018	2017	2016
Environmental management and sustainable construction practices	People working on certified buildings (%) (2)	72%	73%	50%	54%
Energy and climate change	Annual electricity consumption per capita (kWh/occupant) (3)	4,324.7	3,911.4	4,104.8	4,486.6
	Renewable energy (%)	Under negotiation	Despite not being required, in 2018 we began to assess alternatives with 3 leading suppliers from this emerging sector which, as such, does not yet have well-established prices
	Annual CO2 emissions per person (tCO2eq/occupant)	1.6	1.8	1.8	0.9
Water	Annual water consumption (m3/person)	12.6	18.6	13.9	14.4
	People working at buildings with alternative sources of water supply (%)	Despite not being required, the BBVA Corporate Tower uses the rainwater collector for the internal irrigation system (gardens and cooling towers).
Paper and waste	Paper consumption per person (ton/person)(4)	0.036	0.06	0.07	0.10
	People working at buildings with selective waste collection (%)	72	73%	50%	54%
Extended commitment	Awareness campaigns (5)	100%	73%	50%	54%

(1)	Indicators calculated on the basis of the average number of employees and external occupants during the year.
(2)	It includes ISO 14001 and LEED certifications. The method to calculate external occupants was revised vis-a-vis 2018, resulting in changes in percentage terms, despite the extended certifications.
(3)

The information used in building this indicator is related to the energy consumption across the entire Bank’s network, including energy consumption by AC units. Fuel or generation consumption is excluded from the calculation, because the service is purchased from electricity companies. Missing information is based on estimates.

(4)	Considering consumption of A4-size paper.
(5)	Internal communication campaigns were organized to reach all occupants.

Highlights of the Global Eco-efficiency Plan in 2019

•	100% of our self-service terminals support envelope-free transactions

•	87.7% of customers with product bundles are enrolled in e-statements

•	82.5% of VISA customers are enrolled in e-statements

•	92.9% of MasterCard customers are enrolled in e-statements

•	40% decline in year-on-year paper consumption per capita

•	32.6% decline in year-on-year water consumption per capita

•	11.9% reduction in CO2 emissions per capita

•

This year, the Bank strived to achieve the goal of eliminating plastic by replacing bottles and cups at cafeterias. Coffee vending machines were also altered to enable the reutilization of plastic cups. These measures were supported by communications to raise awareness on plastic pollution.

	2019	2018	2017	2016
Consumption
Public supply water (m3) (1)	99,019.8	136,697.1	116,145.4	104,790.0
Paper (tons) (2)	282.5	449.8	585.3	764.4
Energy (KWh) (3)	33,577,302.0	28,666,421.8	34,190,483.8	32,399,411.0
Natural gas consumption (in m3) (3.1)	51,895.0	12,598.7	19,148.0	41,118.4
Diesel consumption (in liters) (4)	25,469.0	12,598.7	19,148.0	11,314.0
Carbon Footprint
CO2 emissions (5)	12,106,237.0	7,038,651.0	8,198,664.8	9,969,668.3
Waste
Hazardous waste (tons) (6)	0.86	7.085	0.295 (7)	—
Non-hazardous waste (tons)	No records are maintained due to branch network data dispersion, maintenance works, and other sources of generation, where collection is carried out by a municipal service which does not keep record of amounts of urban solid and urban-like solid waste. Anyhow, scales were handed out to start taking representative samples of generated waste volumes by branch.

(1)	Reported on the basis of daily average consumption estimates per occupant and daily activities.
(2)	It includes A4-sized sheets of papers.
(3)

It includes electricity and fossil oil consumption (gasoil, natural gas, and LPG), except for fuels used by vehicle fleets. Emission factors: Natural gas: 2.0291 kg CO2/m3, Diesel: 2.72184 kg CO2/liter. Information taken from invoices issued by electricity distribution companies.

(4)	It does not include vehicle consumption. Extended measurement, considering branches in addition to central areas, to have more comprehensive information than in 2018
(5)

In 2019, the following scopes were included in the calculation of emissions compared to 2018: Scope 1: direct emissions (LPG, diesel fuel, natural gas), Scope 2: Indirect emissions from electricity, Scope 3: Direct emissions from aircraft fuel (kg)

(6)	Equivalent to total weight of hazardous waste generated by branches authorized as hazardous-waste generating facilities.
(7)	The information only covers the March-July 2017 period.

Environmental Training and Awareness

In 2019:

•	Visits were made to certified branches to conduct Internal Audits and deliver training on the Environmental Policy, ISO 14001:2015, Environmental Management System and Eco-efficiency.

•	Face-to-face training courses were delivered at the corporate tower, addressed to all individuals responsible for the branches being certified.

•	Awareness programs on waste separation were again conducted by an NGO.

•	Our corporate buildings joined the “The Hour of the Planet 2019” initiative, switching off the lights of BBVA Corporate Tower, and the Environment Day, green lighting the BBVA Corporate Tower.

•	Informational articles were published about BBVA’s participation at the Conference of the Parties (COP) in Madrid (UN Conference on Climate Change).

The environmental awareness campaign reached all our employees.

Environmental Investment

In 2019, environmental investment rose to 191.78% vis-a-vis the previous year.

References:
Evolución de los gastos e inversiones ambientales (en pesos)	Changes in environmental expenditures and investments (in pesos=
Inversiones directas (1)	Direct investments (1)
Inversiones indirectas (2)	Indirect investments (2)

(1)	It includes an Environment and Eco-efficiency Advisory Team and DNV-GL’s external certification for 140 branches, and the corporate tower and buildings. Stated in pesos.
(2)	As a result of the enforcement of legal requirements: Hazardous and special organic waste collection, transportation and final disposal, purchase of containers, purchase of waste scales.

Responsible Banking Principles

In 2018, BBVA Argentina joined the Responsible Banking Principles with the commitment to fund and design the financial services required to support its customers’ transition to a low-carbon economy.

The Argentine subsidiary has been the BBVA Group’s first company in Latin American and the third one at a global level, after Spain and Turkey, in joining this initiative driven by the United Nations, which seeks to build the foundations for a sustainable and fair baking system, accountable towards the society. Local adherence to these principles means progress by BBVA in coping with global climate change and sustainability challenges, and contributes to the achievement of the Sustainable Development Goals (SDGs) and the Paris Agreement on Climate Change.

As a large corporation, BBVA is committed to respecting and contributing to the preservation and care of the society and the environment. Accordingly, by taking part in this initiative, BBVA has become one of the pioneer financial institutions in working actively on an action plan primarily focused on sustainable and conscious development.

Corporate Responsibility

Main Guidelines of the Code of Corporate Governance

The principles comprising BBVA Argentina’s Corporate Governance System are enshrined in: (i) our corporate by-laws; (ii) applicable laws; (iii) the internal rules of operation of the several Committees; and (iv) the Code of Corporate Governance (CCG), which govern Directors’ and Senior Management’s rights and duties.

In this regard, the CCG—whose latest version was approved by the Bank’s Board of Directors in December 2019—contains the most recent Corporate Governance recommendations given by the Argentine Securities Commission (CNV) and the Argentine Central Bank. In addition to allocating duties to the Board of Directors, Senior Management and Committees, clearly establishing their respective roles and operation, the CCG is primarily intended to protect the investing community’s rights, by preventing or restricting the potential dissemination of asymmetric information, and defining internal and external risks and controls.

Independent Directors

As established in the CCG, the Bank’s Board of Directors must be comprised of a sufficient number of independent Directors to serve on the Committees that require their participation.

Independence requirements are established in Section 11, Chapter III of the CNV Rules, and are in line with international standards, in particular, the Rules of Corporate Governance handed down by the New York Stock Exchange (NYSE), following the indications of the United States Securities and Exchange Commission (SEC), which set out directors’ independence eligibility criteria.

The independent status of each director shall be reported by each shareholder proposing a candidate at the respective Shareholders’ Meeting.

In addition, the independent or non-independent status of each Director shall be disclosed in the Bank’s Annual Report and Financial Statements, and in other required documents.

According to General Resolution No. 730/2018 handed down by CNV, an independent director is defined as any director designated by reason of his/her personal or professional qualifications who may freely discharge his/her duties without being influenced by a relationship with the company, its significant shareholders or executives. In particular, any person falling under any of the following assumptions may not be regarded as an independent director:

a) Individuals who are also members of the Board of Directors of the parent or of other company belonging to the same business group as the issuer, by reason of an existing relationship at the time of their appointment, or a relationship which has ceased during the three years prior to their appointment.

b) Individuals who are related to the issuer or to the issuer’s shareholders holding, directly or indirectly, “significant interests”, or to companies in which they also hold, directly or indirectly, “significant interests” or if employed by these companies during the past three (3) years.

c) Individuals maintaining a professional relationship with, or belonging to, a company or professional association that customarily maintains a professional relationship of a nature and for volume relevant to, or receiving salaries or fees from (other than the fees related to the duties discharged at the Board) the issuer or the issuer’s shareholders holding, directly or indirectly, “significant interests”, or companies in which they also hold, directly or indirectly, “significant interests.” This prohibition encompasses professional or ownership relationships during the past three (3) years prior to the director’s appointment as such.

d) Individuals, directly or indirectly, holding five per cent (5%) or more of the voting stock and/or capital stock of the issuer or a company in which the issuer holds a “substantial interest.”

e) Individuals who, directly or indirectly, sell and/or deliver goods and/or services, other than those set out in paragraph c), customarily and of a nature and volume relevant to the issuer or the issuer’s shareholders holding, directly or indirectly, “significant interests”, for amounts substantially higher than those received as compensation for the duties discharged as members of the Board of Directors. This prohibition encompasses business relationships that may have existed for the past three (3) years prior to the director’s appointment as such.

f) Individuals who may have been directors, managers or key executives at non-for-profit organizations having received funds for amounts in excess of those described in paragraph I), Article 12 of UIF Resolution No. 30/2011, as amended, from the company, its parent company, and other companies of its business group, as well as from the key executives of any of them.

g) Individuals who receive any form of payment, including any form of profit sharing in stock option plans or arrangements, from the company or the companies comprising its business group, other than the fees earned by reason of their duties as directors, except for the dividends those individuals are entitled to receive in their capacity as shareholders, under the terms of paragraph d) and the consideration set out under paragraph e).

h) Individuals who have been directors at the issuer, its parent company or other company of the same business group for more than ten (10) years. The status of independent director is recovered after a period of no less than three (3) years from expiration of their term of office.

i) Spouses or legally recognized domestic partners, and relatives up to the third degree of consanguinity or second degree of affinity of individuals who, if part of the Board of Directors, would not meet the independence eligibility requirements set out in these rules.

Directors who, following their appointment, fall under any of the above-described circumstances, shall immediately notify this situation in writing to the issuer, and the issuer shall give notice to the CNV or the markets in which its securities are listed, upon occurrence or immediately after becoming aware of such event.

All references in this section to “significant interests” shall be understood as references to individuals holding shares representing no less than five per cent (5%) of the capital stock and/or votes, or lesser amount if entitled to elect one or more directors per class of shares, or if having governance and administration agreements with other shareholders in respect of the company in question, or its parent company. References to “business group” shall be understood within the meaning set forth in paragraph 3 e), Section 5, Chapter V, Title II of the CNV Rules (N.T. 2013, as amended).

Appointment of Directors

Directors are appointed at the Shareholders’ Meeting, which is the Bank’s governance body, abiding by the minimum and maximum number of members set out in the Corporate By-laws, and appointing alternate directors for an equal or lower number than regular directors, and for the same term of office to fill potential vacant seats.

Shareholders proposing candidates to regular or alternate directors shall notify to the Shareholders’ Meeting whether such candidates are independent or not.

Directors’ eligibility requirements will be subject to no limitations other than those set forth in the Argentine Companies Law, the Financial Institutions Law, with its amending and related provisions, the rules handed down by the CNV, the SEC, and the CCG.

Discharge of Directors’ Duties

According to the Corporate By-laws and as prescribed by law, BBVA Argentina’s Board of Directors is, stricto sensu, the entity’s representation, administration, management and control body. As such, the Board of Directors shall (i) watch for the Bank’s liquidity and solvency; (ii) review and guide the corporate strategy, the most significant action plans, the risk monitoring policies, and the annual budgets and plans; (iii) fix the Bank’s goals and watch for their execution and fulfillment, at the corporate and managerial levels; and (iv) oversee the Bank’s main capital allocations, divestitures and acquisitions.

Directors are required to discharge the duties set forth in applicable laws and in the By-laws, in the best of the Bank’s interests.

Directors will engage in all discussions and debates that may arise on the issues submitted to their consideration and shall be provided with sufficient information to be able to form a judgment on the issues within the purview of the Bank’s corporate bodies, being entitled to ask for such additional information or advice as might be deemed required to discharge their duties.

On the other hand, depending on the relevance of the issues to be addressed, directors may resort to external subject-matter experts for advice.

Every year, the Board of Directors approves the Bank’s annual report which contains an overview of their actions and performance during the year, taking into consideration, among other things, the goals set at the beginning of each fiscal year. The annual report is submitted to shareholders with sufficient time ahead for their consideration and approval at the Annual Shareholders’ Meeting.

Directors’ Fees

Directors’ fees shall be governed by applicable laws, namely: the Corporate By-laws, the Argentine Companies Law, and the rules handed down by the Central Bank and the CNV.

The Audit Committee shall render an opinion on the fairness of the fees and stock options proposed by the Nomination and Remuneration Committee for the Bank’s directors and managers and shall submit that report to the Board.

The information on the fees payable to the Board members is made available to shareholders at the time the Shareholders’ Meeting is held.

Conflicts of Interest

The Code of Corporate Governance details the potential situations that may pose a conflict of interest between a “Director” and BBVA Argentina and the manner in which Directors are expected to act in each case to prevent conducts detrimental to the Bank’s best interests.

These rules are meant for Directors to display ethical conducts, according to applicable laws and BBVA Argentina’s values.

Incompatibilities

In discharging their duties, Directors shall be subject to the incompatibilities set out in applicable laws at each time and, in particular, to those established in the Argentine Companies Laws, and in the rules handed down by the Argentine Central Bank.

Upon forfeiting the BBVA Argentina’s Director status, such Director shall resign from such other management positions at the Bank’s subsidiaries or investees discharged by reason of such status.

Directors’ Removal from Office

Directors shall be removed from office when the term for which they were appointed expires, unless reelected. Furthermore, based on the good faith principle, Directors shall tender, and formally acknowledge, their resignation to the Board, upon occurrence of any of the assumptions described in the CCG and transcribed below:

•	falling within any of the incompatibility or disqualification assumptions set out in applicable laws or in the Corporate By-laws.

•	occurrence of a significant change in their professional situation or in the condition by reason of which they were appointed directors.

•	serious breach of their duties as Directors.

•

Any event attributable to a Director’s fault while acting in his/her capacity as such, causing serious damages to the Company’s assets, or resulting in such Director’s losing the required business or professional standing to act in the capacity as BBVA Argentina’s Director.

Relations with Shareholders and Markets

Pursuant to the transparency principle that should guide the Bank’s actions in financial markets, and which is enshrined in the CCG, the Board of Directors will establish appropriate mechanisms to ensure BBVA Argentina’s disclosure of all such information that might be relevant to shareholders and investors as well as the accuracy and truthfulness of the information so disclosed. The Board of Directors may also suggest mechanisms to enhance the relationship and communication with BBVA Argentina’s shareholders.

In this regard, BBVA Argentina has an Investor Relations area, under the purview of the Finance department, which is primarily tasked with the duty of representing the Bank vis-à-vis the shareholders, investors and analysts, making institutional filings concurrently with the submission of the financial statements. To such end, meetings with shareholders are held, at least, twice a year, at which times shareholders are informed of the Bank’s strategy and development.

Furthermore, shareholders accounting for, at least, 2% of the Bank’s capital stock may request for informational meetings and/or give feedback or make proposals regarding the course of business.

Shareholders’ Meeting

The issues relating to the operation of the Shareholders’ Meeting and shareholders’ rights are governed by the Corporate By-laws and applicable laws and regulations, namely: the Argentine General Companies Law, the CNV rules, BYMA’s Listing Rules and Regulations, and the Central Bank’s Rules.

Shareholders’ meetings are called by the Board of Directors or by the Supervisory Committee in such cases prescribed by law or may otherwise be convened at the request of shareholders representing no less than 5% of capital stock.

The notice of call to the meeting and the meeting agenda are published in the Official Gazette and in a local newspaper of wide circulation, no less than twenty days and no more than forty- five days before the meeting scheduled date.

At least twenty days before the meeting scheduled date, shareholders shall receive all relevant information concerning the meeting, the documents that will be discussed, and the Board of Directors’ proposals.

To be able to exercise their rights at the shareholders’ meeting, shareholders shall submit evidence of their respective shareholdings in the form of a certificate issued by the depository institution (Caja de Valores) or other authorized institution, for registration in the record of attendance, no less than three business days before the meeting scheduled date.

Once the meeting quorum has been constituted and before engaging in the discussion of the meeting agenda, the Board of Directors’ Secretary will inform the present shareholders the voting system to be used at the Shareholders’ Meeting.

In particular, shareholders may exercise their voting rights for or against the several proposed items comprising the agenda, in person or by proxy. In the latter case, shareholders shall deliver a power of attorney by means of a public or private instrument. The Bank’s directors, supervisory committee members, managers and other employees are not allowed to act as a proxy.

The Board of Directors has an Investor Relations area and a Secretary, tasked with facilitating the communication during the course of a shareholders’ meeting, in addition to a specific website that can be freely accessed.

Board of Directors

The Board of Directors is comprised of such number of members as permitted in the Corporate By-laws and pursuant to the resolutions passed at the Shareholders’ Meeting.

To this reporting date, the Board of Directors is comprised of seven regular Directors. The table below contains information on the Board of Directors’ members, appointment dates and expiration of their terms of office.

First and Last Name	Position	Designation	Term of Office Expiration

Isabel Goiri Lartitegui	Chairwoman	April 24, 2019	December 31, 2020

Jorge Delfín Luna	1st Vice-chairman	March 30, 2017	December 31, 2019

Alfredo Castillo Triguero	2nd Vice-chairman	March 30, 2017	December 31, 2019

Oscar Miguel Castro	Regular Director	April 10, 2018	December 31, 2020

Gabriel Eugenio Milstein	Regular Director	April 10, 2018	December 31, 2020

Juan Manuel Ballesteros Castellano	Regular Director	March 30, 2017	December 31, 2019

Adriana María Fernández de Melero	Regular Director	April 24, 2019	December 31, 2019

Javier Pérez Cardete	Alternate Director	April 24, 2019	December 31, 2021

Gustavo Alberto Mazzolini Casas	Alternate Director	April 24, 2019	December 31, 2021

Gabriel Alberto Chaufán	Alternate Director	April 24, 2019	December 31, 2021

María Isabel Goiri Lartitegui

Chairwoman

Born in Bilbao, Spain, in 1958. She has been the Bank’s Chairwoman since April 2019.

Formerly, she held several positions, including member of the Board of Directors at Gescobro S.A. and Divarian S.A., and member of the Board of Directors and Vice-chairwoman at BBVA Uruguay S.A.; Chief Risk Officer at Garanti Bank, Turkey; Chief Corporate Risk Management Officer at BBVA in Madrid; Chief Financial Officer at BBVA Compass, Birmingham, USA; Chief Investor Relations Officer at BBVA in Madrid, and Chief Investment Officer at BBVA Asset Management in BBVA, Madrid.

Jorge Delfín Luna

1st Vice-chairman

Born in Mar del Plata, Province of Buenos Aires, in 1958. He has been 1st Vice-chairman of BBVA Argentina since April 2019, and Regular Director since March 2017. He is also a Regular Director at Rombo Compañía Financiera S.A.; Regular Director at PSA Finance Argentina Compañía Financiera S.A., Board of Directors’ Vice-chairman at Banco BBVA Argentina S.A. Foundation.

Formerly, he held several positions, including Chief Commercial Officer at BBVA; member of the Management Committee at BBVA Argentina; Chief Corporate Banking and Foreign Trade Officer; General Manager and Vice-chairman at BBVA Banco Uruguay; General Manager at Easy Bank (BBVA Argentina), and Regional Manager at local branches.

Alfredo Castillo Triguero

2nd Vice-chairman

Born in Spain in 1957. He has been 2nd Vice-chairman at BBVA Argentina since April 2019, and a Director since November 2016.

Formerly, he held several position, including Chief Risk Officer and Chief Audit Officer at BBVA Bancomer; Executive Vice-chairman, Finance Area, at BBVA Banco Provincial de Venezuela; member of the Boards of Directors at several companies of the Financial Group BBVA Bancomer and BBVA Colombia; Executive Vice-chairman of the Finance Area at BBVA Banco Ganadero de Colombia.

He has a bachelor’s degree in Economics and Business Sciences.

Juan Manuel Ballesteros Castellano

Regular Director

Born in Guadix Granada, Spain, in 1963. He has been a regular director at BBVA Argentina since November 2016.

Mr. Ballesteros Castellano also held the position of Chief Organization Officer at Banco Bilbao Vizcaya Argentaria; and Human Resources Director at Banco Bilbao Vizcaya Argentaria.

He has bachelor’s degree in Biological Sciences from Universidad Complutense de Madrid and a master’s degree from IESE Business School.

Oscar Miguel Castro

Regular Director

Born in Buenos Aires, in 1945. He has been a Regular Director at BBVA Argentina since April 2003. Mr. Castro is also a Regular Director at Molino Agro; Regular Director at Zurich Argentina Cia. de Seguros; Regular Director at Zurich Argentina Cia. de Reaseguros, and Regular Director at Volkswagen Financial Services Cia. Financiera.

Formerly, he had been an International Partner to Arthur Andersen, Pistrelli Díaz y Asociados for 20 years; Partner in charge of the Financial Services division in Argentina and Latin America, and member of the Financial Services Executive Committee at Arthur Andersen at a global level.

Gabriel Eugenio Milstein

Regular Director

Born in the City of Buenos Aires, in 1958. He has been a Regular Director at BBVA Argentina since April 2016. Mr. Milstein is also a Director at PSA Finance Argentina Compañía Financiera S.A.; Director at Rombo Compañía Financiera S.A.; member of the BBVA Argentina S.A. Foundation, and Alternate director at Volkswagen Financial Services Compañía Financiera S.A.

Mr. Milstein also held several positions, including Media Director and HR and Services Director at BBVA Argentina.

He is an Industrial Engineer graduated from Universidad de Buenos Aires.

Adriana María Fernández de Melero

Regular Director

Born in the City of Buenos Aires, in 1961. She has been a Regular Director at BBVA Argentina since April 2019, after having been an Alternate Director since March 2017.

Formerly, she held several positions, including Advisor to the Office of the Chairman at Banco Provincia de Buenos Aires; Chief Corporate Development and Transformation at BBVA Argentina; member of the Management Committee at BBVA Argentina; Business Development Manager; Organization and Productivity Manager at BBVA Argentina; Structures and Productivity Manager at BBVA Argentina; Human Resources Administration Manager at BBVA Argentina; and Human Resources Development and Planning Manager at Banco de Crédito Argentino.

Francisco Javier Perez Cardete

Alternate Director

Born in Valencia, Spain, in 1961. He has been an Alternate Director at BBVA Argentina since April 2016.

Formerly, he held several positions, including Head of Risks in Valencia; Territorial Director for the Southern and Eastern Regions at Banco Bilbao Vizcaya Argentaria; Area Director at Banco Bilbao Vizcaya Argentaria, and Head of Risks in Valencia.

He is a lawyer graduated from Universidad Central de Barcelona, Spain, and completed a master’s degree in Tax Law.

Gustavo Alberto Mazzolini Casas

Alternate Director

Born in Mendoza in 1967. He has been an Alternate Director at BBVA Argentina since March 2017.

Formerly, he held several positions, including CFO at BBVA; Financial Staff Country Monitoring at BBVA; Chief Strategy and Finance Officer at BBVA; Chief Financial Officer at Banco Provincial BBVA Group; Head of the Finance Area Coordination Department for the Latam Group at BBVA; Chief Financial Planning Officer for Credilogros Compañía Financiera at BBVA, and Chief Financial Officer at Corp Banca Argentina.

Gabriel Alberto Chaufán

Alternate Director

Born in the City of Buenos Aires, in 1966. He has been an Alternate Director since April 2019. Mr. Chaufán is also the Chairman of BBVA Consolidar Seguros S.A. and a Regular Director at BBVA Uruguay S.A.

Formerly, he held several positions, including Chairman of AVIRA; member of the Management Committee at BBVA; Chairman and General Manager at Consolidar A.R.T. S.A., Consolidar Seguros S.A., Consolidar Salud S.A., Consolidar Retiro S.A. and Consolidar AFJP S.A. (the latter undergoing liquidation). Manager of the Pension and Insurance Business; Head of the Pension Business and all insurance lines (Life, P&C, Life Annuities, Health), and Underwriting Manager for the Group.

He is an Actuary graduated from Universidad Buenos Aires.

Code of Corporate Governance

SCHEDULE IV TO CNV GENERAL RESOLUTION No. 797/19

A) THE ROLE OF THE BOARD OF DIRECTORS (THE “BOARD”)

Principles

I. The company should be headed by a professional and qualified Board tasked with laying the necessary foundations to ensure the company’s sustainable success. The Board is the guardian of the company and watches for its shareholders’ rights.

II. The Board shall frame and foster the corporate culture and values. In discharging its duties, the Board shall ensure compliance with the highest standards of ethics and integrity, based on the company’s best interest.

III. The Board shall ensure a strategy inspired on the company’s vision and mission, aligned with its corporate values and culture. The Board shall be constructively involved with management to ensure the Company’s strategy is appropriately developed, executed, monitored, and amended.

IV. The Board shall monitor and oversee the company’s management on an ongoing basis, ensuring that managers take actions addressed at executing the business strategy and plan approved by the Board.

V. The Board shall have all such necessary mechanisms and policies for it and each of its members to be able to discharge their duties efficiently and effectively.

1.	The Board inspires an ethical workplace culture and establishes the company’s mission, vision and values.

The Entity follows the recommended practice. According to Section 12.1 of the CCG, directors are bound by a loyalty duty, having to discharge the duties set forth in applicable laws and in the Corporate By-laws, acting in the best interests of the Bank. Directors shall also display an ethical conduct in accordance with regulatory requirements applicable to individuals discharging management and administration duties at corporations, particularly, at financial institutions, acting in good faith and pursuant to the principles encompassing the values of BBVA Argentina. In this regard, our Code governs all aspects concerning conflicts that might arise between a Director’s and his/her relatives’ interests and those of the Bank or its Group, as well as incompatibility assumptions to fill the position of Director, among other aspects.

The Bank has a Code of Conduct or Ethics in place, approved by the Board of Directors on December 18, 2003 and amended on August 25, 2015, which is applicable to all employees and addresses issues concerning conflicts of interest and human rights, embraces the 10 principles of the UN Global Compact, and also takes into account the International Labor Organization’s agreements.

This Code is available to the general public at the corporate website and to the Bank’s employees at the intranet. In addition, on November 27, 2018, the Bank’s Board of Directors approved an Anti-corruption Policy which enshrines the principles and guidelines primarily set out in paragraph 4.3 of the Code of Conduct, approved by the Board of Directors at the meeting held on August 25, 2015. Its related provisions are further detailed in other internal policies and procedures.

The Bank’s Compliance Committee is in charge of dealing with reports and finding a suitable solution.

The Bank’s Internal Audit Committee and Audit Committee (Law No. 26831, as amended) are also empowered to handle these reports, to the extent related to issues within their respective purviews. The Audit Committee (Law No. 26831, as amended) is tasked with reviewing and approving conflicts between related parties.

2.

The Board sets the Company’s overall strategy and approves the strategic plan developed by management. In doing so, the Board takes into consideration environmental, social and corporate governance factors. The Board oversees the strategy execution by using key performance indicators, taking into account the company’s best interests and its shareholders’ rights.

The Entity follows the recommended practice. Section 11 of the CCG sets forth the Board’s powers and responsibilities, including the approval of policies and strategies.

In particular, the Board of Directors shall approve the following policies and strategies:

i) Strategic Plan: Annual budgets, encompassing the Bank’s strategic financial and business plans, as well as its management and financing goals. The Board of Directors reviews performance on a monthly basis.

The Board of Directors approves the Business Plan on an annual basis.

The assessment of compliance with goals and objectives is carried out by monitoring the annual budget. To such end, every year in October, the Bank prepares a zero-base budget, built upon the goals set by management for the several business and support areas. Then, the business and support units prepare a “bottom-up” budget encompassing completion of the stated goals. Once the annual budget is approved, it is monitored by submitting the respective reports to management and the incumbent areas.

Goal completion is monitored on an annual basis; however, the budget contains a schedule which reflects, on a monthly basis, the quantitative targets to be reached by the several business areas in order to meet the aforementioned goals. The Board of Directors reviews the Bank’s performance on a monthly basis, by approving the management report.

On the other hand, the Board of Directors, at a meeting held on July 30, 2019, signed the Sustainable Finance Protocol, to guide our business model through triple-impact goals, pursuing returns, while also seeking to generate social impact and protect the environment, ensuring long-term sustainability.

The global boom of triple-impact financial instruments that has occurred in recent years was reflected at a local level by means of the issuance of the first green and sustainable bonds and loans by sub-national governments and financial institutions. In line with this emerging market, in March 2019, the regulatory authority of the capital market published the “Argentine guidelines for the issuance of social, green and sustainable securities.”

Accordingly, the entities signatories to this protocol developed this voluntary initiative in order to start building a sustainable finance strategy in Argentina and, to such end, have subscribed the Argentine Sustainable Finance Protocol.

Definition and purposes

The Sustainable Finance Protocol is intended to facilitate and encourage the adoption of international best practices and policies by Argentine financial institutions, fostering integration among economic, social and environmental aspects, to move towards Sustainable Development.

This Protocol is a framework agreement, meant to be a starting point for signatory entities to identify and elaborate on specific topics that will be agreed upon, considering the individual status of each entity in particular.

3.	The Board oversees management and ensures managers develop, deploy and maintain an adequate internal control system, with clear reporting lines.

The Entity follows the recommended practice. The Board’s obligation is detailed in paragraph ii) of the CCG which establishes that the Board will approve the internal control model.

On September 24, 2019, the Board of Directors approved an Overall Risk Management Model, which sets out the levels and types of risks we are willing to undertake to carry out the strategic plan, with no relevant deviations from established limits, even under stress conditions and always within the regulatory framework established by the Central Bank.

Besides, the Bank is working on the implementation of a non-financial risk monitoring model. Non-financial risks include operational, reputational, business, strategic, and model risks. Operational risk is defined as the risk of loss resulting from human errors, inadequate or failed internal processes, and system failures, as a consequence of external events, including legal risks. Such loss can take several forms, including direct impact on the profit & loss account, sanctions imposed by the regulatory authority, reputation damages, lost profits, loss of efficiency, etc.

For operational risk management to be effective, BBVA provides for a monitoring model with three independent lines of defense, according to its operational risk management and monitoring policy, recommendations from several regulatory authorities and supervisors, and industry standards.

The performance of the CEO is annually assessed at the Shareholders’ Meeting. The Board of Directors annually attests that the CEO is not included within the disqualifications set out under the Financial Institutions Law, and that he or she has a track record that supports his/her skills, integrity, experience in the financial business, and eligibility for the position. The CEO’s performance is assessed by the Talent & Culture area.

4.

The Board designs the corporate governance structures and practices, appoints the individuals responsible for their execution, monitors the effectiveness of such structures and practices, and suggests changes, as needed.

The Entity follows the recommended practice. The Board has the following committees in place, namely: Management Committee; Audit Committee; Nomination and Remuneration Committee; Internal Audit Committee; Anti-money Laundering and Terrorist Financing Committee; Information Technology Committee; Disclosure Committee; Risk Committee; Corporate Assurance Committee; Compliance Committee, and Assets and Liabilities Committee, according to the several topics to be addressed and the related knowledge area. Pursuant to the terms of Section 20 of the CCG, the utmost authority of BBVA Argentina’s Legal Services area will be entrusted with the legal and administrative affairs for the normal operation of the Board of Directors and shall verify compliance with applicable laws and regulations, and will discharge the duty of Board of Directors’ Secretary.

5.

The Board members have sufficient time to discharge their duties in a professional and efficient manner. The Board and its committees have clear and documented operating and organizational rules, which are disclosed through the Company’s website.

The Entity follows the recommended practice. The Board of Directors’ members receive the agenda detailing the business to be transacted at the meeting five days before the scheduled date, together with the documents that will be discussed at that time.

Chapter III of the CCG set out the Board’s operating rules and Chapter V of the CCG establishes the composition and operation of the Board committees. Besides, the Bank’s website contains a detail of the Board committees, indicating their respective membership and functions.

B) BOARD CHAIRPERSON AND CORPORATE SECRETARY

Principles

VI. The Board’s Chairperson shall watch for the effective discharge of the Board’s duties and shall lead its members. The Chairperson shall encourage a positive workplace dynamics and foster the constructive engagement of its members, while ensuring that they are equipped with the necessary information and elements for decision-making. This also applies to the Chairperson of each of the Board Committees, to the extent of their respective duties.

VII. The Board’s Chairperson shall lead processes and establish structures seeking members’ commitment, objectivity and competence, as well as the best operation of the Board as a whole, and its development according to the Company’s needs.

VIII. The Board’s Chairperson shall ensure that the entire Board is involved in and accountable for the Chief Executive Officer’s succession.

6.

The Board’s Chairperson is responsible for the good organization of the Board meetings, and shall prepare the meeting agenda, ensuring the collaboration from the other members and that they receive the necessary materials with sufficient time ahead for an efficient and informed participation at meetings. The Chairpersons of the Board Committees shall have the same responsibilities in respect of their meetings.

The Entity follows the recommended practice. The Board of Directors’ members receive the agenda describing the business to be transacted at the meeting five days before the scheduled date, together with the documents that will be discussed at that time, so that all attendants may have the necessary information available to ensure informed participation at the meetings.

Subsequent to each meeting, draft minutes are distributed among directors for consideration, reflecting the discussion and resolutions passed at such meetings.

7.	The Board´s Chairperson watches for the appropriate internal operation of the Board, by implementing formal appraisal processes on an annual basis.

The Entity follows the recommended practice. Section 12.6 of the CCG provides for a self-assessment of Board members. An annual self-assessment is completed, evaluating the Board’s performance as governance body, as well as the individual performance of each member. Such assessment is completed by filling out a questionnaire including some questions on the management, frequency and structure of Board meetings, and other questions about the Board’s self-assessment.

8.

The Chairperson inspires a positive and constructive workplace for all of the Board members, ensuring that they receive ongoing training to stay current and be able to discharge their duties effectively.

The Entity follows the recommended practice. This obligation is included in Section 3 of the CCG, which sets forth that, prior to their meetings, directors shall receive sufficient information to encourage active discussions and involvement at meetings. The Board of Directors’ Chairperson enables an orderly environment conducive to dialogue and constructive criticism, where all members have the necessary documents to express their views. In this regard, the Board of Directors’ members receive the agenda detailing the business to be transacted at any given meeting five days before the scheduled date, together with the documents that will be discussed at that time.

In addition, the Bank has an annual continuing education and training program in place targeted at the Board of Directors’ members and managers. Such program comprises several training courses on regulatory issues, including anti-money laundering, stock exchange conduct, personal data protection, and information security policies, as well as the code of conduct.

9.

The Office of the Corporate Secretary supports the Board´s Chairperson in ensuring the effective administration of the Board, and cooperates with the communication among shareholders, the Board, and management.

The Entity follows the recommended practice. Section 20 of the CCG provides for the creation of the Office of the Board of Directors’ Secretary in charge of pursuing legal and administrative efforts to ensure the Board of Directors’ normal operation. Some of its main duties include ensuring that all such relevant information for the decision-making process is made available to the Board of Directors, with sufficient time ahead, taking into consideration the relevance of the matters to be addressed.

The utmost authority of BBVA Argentina’s Legal Services area, with the cooperation of the Legal Services Institutional Area, shall be entrusted with the legal and administrative affairs for the normal operation of the Board of Directors and shall verify compliance with applicable laws and regulations. The Board of Directors’ secretary is in charge of preparing the meeting agenda, which is handed out among Board of Directors’ members 5 days before the scheduled date, along with all documents supporting the topics to be discussed at the meetings. The Board of Directors’ secretary is in charge of arranging shareholders’ meetings, ensuring the attendance of all directors, and also provides assistance with annual sustainability reports, such as the Responsible Banking report.

10.	The Board´s Chairperson ensures the engagement of all of its members in the development and approval of a succession plan for the Company’s CEO.

The Entity follows the recommended practice. The Nomination and Remuneration Committee, at a meeting held on October 19, 2018, approved the senior management succession plan, and is working on the implementation of the CEO succession plan, which will be approved by BBVA Argentina’s Board of Directors, pursuant to a proposal submitted by the Nomination and Remuneration Committee, based on the previous recommendation and proposal of BBVA Holding’s Global Assignment Committee. The design of the plan will be in charge of the Business Partner from the Global Key Role Management area.

The plan will encompass proposing suitable candidates as potential successors, who shall be considered jointly with candidates from other geographic locations of BBVA Group. The plan will be focused on the early identification and development of the most suitable candidates, in order to train the best-suited individuals to be considered as potential successors of the vacant position. To such end, we will rely upon the tools and processes available at T&C: Appraisal of Performance, Skills and Potential, Talent Map, and People Review.

C) BOARD MEMBERS, NOMINATION, AND SUCCESSION

Principles

IX. The Board shall have sufficient levels of independence and diversity so as to be able to make decisions in the Company’s best interest, avoiding groupthink and decision-making by dominant individuals or groups within the Board.

X. The Board shall ensure that the Company has formal procedures in place to propose and nominate candidates to fill seats at the Board, within the framework of a succession plan.

11.	The Board has, at least, two independent members, according to the then-current criteria set out by the Argentine National Securities Commission (CNV).

The Entity follows the recommended practice. The Bank’s Board of Directors is comprised of 7 Regular Directors and 3 Alternate directors. In compliance with the CNV’s recently enacted rules, the Bank has 3 independent Directors, none of whom discharges executive duties.

Therefore, the Bank has the necessary number of independent Directors (as required by the rules set out by the CNV and the Central Bank) to serve on its several committees.

On the other hand, according to Communication “A” 6111 issued by the Central Bank, the Bank may not have directors discharging executive duties at the entity.

12.

The Company has a Nomination Committee made up of, at least, three (3) members and chaired by an independent director. If the Board´s Chairperson presides over the Nomination Committee, then he/she shall not be engaged in the discussion to appoint his/her own successor.

The Entity follows the recommended practice. The Entity has a Nomination and Remuneration Committee in place, made up of 3 members, one of whom is independent, to enable a more adequate operation of the Committee, and ensure objectivity and independence.

13.

The Board, through its Nomination Committee, develops a succession plan for its members which guides the short-listing of candidates to fill vacant seats, and contemplates the non-binding recommendations of its members, the CEO, and the shareholders.

The Entity follows the recommended practice. The Board of Directors resembles gender diversity, and is made up of two female directors, one of whom chairs the Board.

On an annual basis, the Nomination and Remuneration Committee attests that the members of the Board and senior management do not fall within the disqualifications set out in the Financial Institutions Law, and that they maintain the legal capacity, qualifications, skills, integrity, experience in the financial industry, and eligibility for the position that were assessed by the Argentine Central Bank at the time of granting its consent for them to hold such offices. Besides, the Nomination and Remuneration Committee has developed a succession plan for senior management. Regarding the Board of Directors’ members, some alternate directors will be the natural successors of the incumbent directors, upon resignation, death or inability of the latter.

14.	The Board implements an onboarding program for its newly elected members.

The Entity follows the recommended practice. According to Section 1 of the CCG, for new directors to get acquainted with the Bank and its corporate governance standards, the Bank will deliver an onboarding and support program, notwithstanding the assistance such Directors may from time to time require in this regard.

For new members, the Secretary of the Board of Directors will onboard them to the Board, arrange meetings with peers, and schedule interviews with key personnel, and will also send all necessary information for the discharge of their duties, and submit the necessary documents before a meeting scheduled date in order to improve the decision-making process.

D) REMUNERATION

Principles

XI. The Board shall create compensation-linked incentives to cause management – headed by the CEO – and the Board itself to be aligned with the Company’s long-term interests in such manner as all directors comply with their duties towards all shareholders in an equal and fair manner.

15.	The company has a Remuneration Committee made up of, at least, three (3) members. Its members are all independent or non-executive directors.

The Entity follows the recommended practice. The Nomination and Remuneration Committee complies with this requirement, according to Section 27 of the CCG. It is made up of 3 non-executive members, one of whom is independent.

16.	The Board, through its Remuneration Committee, sets a remuneration policy for the CEO and the Board members.

The Entity follows the recommended practice. The Nomination and Remuneration Committee complies with this requirement according to Section 27 of the CCG. Accordingly, one of its duties is keeping the Board of Directors informed on the entity’s Remuneration policy, with a detail of union arrangements or other general adjustments which may have an impact on the Bank’s salary structure.

In Argentina, the Board of Directors’ remuneration is governed by the Argentine General Companies Law and by the CNV rules. According to such rules, the remuneration payable to directors must be approved by a majority of shareholders, gathered at the annual shareholders’ meeting. Besides, total fees and other compensation payable to directors may not exceed 25% of an entity’s realized and liquid profits, to the extent such entity has distributed dividends. In this regard, the CNV establishes a calculation formula, which is capped at 25% of the entity’s liquid and realized profits and would hence require a dividend distribution equal to 75% of liquid and realized profits. If no dividends are distributed to shareholders, then, the total remuneration payable to the Board is limited to 5% of the entity’s profits, as provided for in the Argentine General Companies Law.

17.

The Board determines the Company’s risk appetite, while also overseeing and ensuring that a comprehensive risk management system is in place to identify, assess, cope with and monitor the risks the Company is exposed to, including, without limitation, environmental, social, and business-inherent risks, in the short and long term.

The Entity follows the recommended practice. Pursuant to the terms of Section 29.4 of the CCG, the Bank has a Risk Committee in place, tasked with defining and approving the strategies, manuals, policies, practices and procedures required to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.). The minutes drafted in this regard are submitted to the Board of Directors for consideration. Besides, on September 24, 2019, the Board of Directors approved the Overall Management and Risk Control Model, approving the strategy and policies for several risk types; the Risks sector is the management area in charge of the execution and development thereof.

Concerning the climate change risk, as a leader Bank in terms of sustainability, we are developing methodologies to understand and embed such risk in our business models.

Therefore, Wholesale Banking analyzes the impact of climate changes; if favorable, to empower the Bank’s lending business, and if negative, to mitigate potential losses. We conduct our analysis from the point of view of the business and the asset or assumed risk subject to the impact.

Generally, mapping is performed in respect of the activity impacted by the situation, compared to the rest of the market. In 2018, the test case was the analysis of the draught impact on agricultural customers exposed in such regions.

18.

The Board monitors and reviews the effectiveness of the work done by independent internal auditors and ensures the necessary resources for the execution of an annual risk-based audit plan and a direct reporting line to the Audit Committee

The Entity follows the recommended practice. The Bank has an Audit Committee governed by Law No. 26831, as amended, and by the CNV rules.

The Audit Committee conducts an annual assessment of the Internal Audit function, overseeing the work done during fiscal year 2019, in compliance with the terms of Communication “A” 5042 concerning minimum internal control standards, including, among others, the review of all monthly reports, and assessing the observations on the internal control system.

In particular, the Internal Audit Department shall define and formalize specific procedures for each phase encompassing its activities. Such procedures shall be outlined in the Manual of Audit Procedures, including planning, audit execution, communication of findings, follow-up to recommendations, and monitoring management and quality. These procedures shall be consistent with generally accepted principles (IIA’s Standards).

The Committee has a set of rules of operation which were approved by the Board of Directors at a meeting held on May 27, 2003, and subsequently endorsed at the Shareholders’ Meeting held on April 22, 2004. Such rules of operation were registered with the IGJ under number 8297, book 25 of corporations (sociedades por acciones), on July 6, 2004, and subsequently amended and approved by the Board of Directors at a meeting held on October 30, 2018.

19.	The internal auditor or members of the Internal Audit department are independent and highly trained.

The Entity follows the recommended practice. The Bank has an Audit Committee pursuant to Law No. 26831, as amended, comprised of three highly qualified Directors, most of whom are independent. Its members are knowledgeable in financial, business and accounting issues in order to be able to discharge their duties effectively, comprehensively and independently. The Committee has its own separate budget.

20.

The Board has an Audit Committee whose actions are guided by a set of rules. The Committee is mostly comprised of and chaired by independent directors, excluding the CEO. Most members have professional experience in finance and accounting.

The Entity follows the recommended practice. The Bank has an Audit Committee pursuant to Law No. 26,831, comprised of three Directors, most of whom are independent. Most members are independent.

The Audit Committee approves an Annual Plan primarily containing the following information, in addition to the Internal Audit annual assessment:

(I)

An assessment of the External Audit function. To such end, the Audit Committee conducts an assessment to determine the external auditors’ independent status, and reviews the tasks developed by such auditors during the year and the respective outcomes, as well as the fees invoiced to the Bank. In particular, the Audit Committee considers the scope, planning and outcomes of the external auditors’ engagements, assessing the fairness of their work in light of the Bank’s activities.

(II)	An assessment of compliance with the reporting requirements from several regulatory authorities.

(III)	A review of situations posing conflicts of interest and transactions with related parties.

(IV)

The verification and supervision of the work done by Compliance in connection with the adequate dissemination of the Bank’s Code of Ethics and Market Code, and compliance by the Bank’s employees with the provisions of such codes and all applicable statutory and regulatory standards.

21.

The Board, in consultation with the Audit Committee, approves the external auditors’ selection and monitoring policy, which establishes the criteria to be relied upon when recommending, at the time of the Shareholders’ Meeting, whether to keep or replace the external auditors.

The Entity follows the recommended practice. Some of the duties of the Audit Committee set forth in Section 11, paragraph x) of the CCG include:

The Board of Directors shall exercise due diligence in the external auditors’ retention process and in monitoring their work, based on the previous opinion of the Audit Committee. The work done by external auditors will be monitored on an annual basis, as required by Law No. 26831, as amended, ensuring access to the information and documents required to discharge their duties. As required in its internal rules, the functions of the Audit Committee (CNV) include giving an opinion on the Board of Directors’ proposal for the designation of the external auditors to be retained by the company and watching for their independence and transparency, and also on the revocation of such external auditors’ designation. Every year, the Audit Committee prepares a management report assessing the external audit’s function, holds meetings with the external auditors in order to determine their independence, and reviews their work plan and tasks developed during the year and the respective outcomes, as well as the fees invoiced to the Bank. In particular, the Audit Committee considers the scope, planning and outcomes of the external auditors’ engagements, assessing the fairness of their work in light of the Bank’s activities.

22.

The Board approves a Code of Ethics and Conduct reflecting ethical and integrity values and principles and the Company’s culture. The Code of Ethics and Conduct is distributed among and applicable to all of the Company’s directors, managers and employees.

The Entity follows the recommended practice. Section 11, paragraph iv) of the CCG sets forth the Board’s powers and responsibilities, including the approval of the Code of Conduct. The Code of Conduct shall be fulfilled by all of the Bank’s personnel, and such compliance shall be monitored by the internal auditors. The Board of Directors has approved a Code of Ethics.

The Bank has a Code of Conduct or Ethics in place, approved by the Board of Directors on December 18, 2003 and amended on August 25, 2015, which is applicable to all employees and addresses issues concerning conflicts of interest and human rights, embraces the 10 principles of the UN Global Compact, and also takes into account the International Labor Organization’s agreements.

This Code is available to the general public at the corporate website and to the Bank’s employees at the intranet. In addition, on November 27, 2018, the Bank’s Board of Directors approved an Anti-corruption Policy which enshrines the principles and guidelines primarily set out in paragraph 4.3 of the Code of Conduct, approved by the Board of Directors at the meeting held on August 25, 2015. Its related provisions are further detailed in other policies and internal procedures.

There is an annual training plan at the on-line E-campus platform completed by the Bank’s employees and directors. Notices are also published on the intranet.

The Bank’s Compliance Committee is in charge of handling and resolving reports.

The Bank’s Internal Audit Committee and Audit Committee (Law No. 26831, as amended) are also empowered to handle these reports, to the extent related to issues within their respective purviews.

The Bank has two communication channels with its employees, customers and suppliers to report violations to the Code of Conduct. Any concern in this regard can be reported to the Compliance Unit through the reporting channel in Argentina by e-mail at cconducta-arg@bbva.com or by calling 4346-4466, extension 14466, or otherwise through the corporate reporting channel by e-mail at canaldenuncia@bbva.com, or calling (34)915377222.

23.

The Board establishes and periodically reviews an Ethics and Integrity Program, based on the Company’s risks, size and financial capacity. The plan is clearly and ostensibly supported by management, by designating a individual who shall be responsible for developing, coordinating, overseeing and assessing the program effectiveness on a periodical basis. The program encompasses: (i) regular ethics, integrity and compliance training delivered to directors, managers and employees; (ii) internal channels to report irregular situations, open to third parties and adequately communicated; (iii) a policy to protect whistleblowers against retaliation, and an internal investigation system which respects rights of those subject to investigation and imposes effective punishments in case of infringements of the Code of Ethics and Conduct; (iv) a policy of integrity in tender processes; (v) mechanisms for the periodical analysis of risks, monitoring and assessment of the Program; and (vi) procedures for the verification of the integrity and track record of third parties or business partners (including due diligence to detect irregular situations, unlawful acts, or existing vulnerabilities in corporate reorganizations and acquisitions), including suppliers, distributors, service providers, agents and intermediaries.

The Entity follows the recommended practice. The Bank has a Code of Conduct in place which sets out behavioral guidelines to be followed by all employees to ensure their conduct conforms to BBVA Argentina’s values. Accordingly, our employees are expected to act in accordance with applicable laws and regulations, in an upright and transparent manner and, with the prudence and professional levels required by the social impact of the financial business and the trust our shareholders and customers have placed on them. The Code of Conduct contains a procedure for the acceptance of gifts or personal benefits from customers or suppliers of the Bank or the Group’s companies.

The Bank’s Compliance Committee is in charge of handling and resolving reports. The Bank has two communication channels with its employees, customers and suppliers to report violations to the Code of Conduct. Any concern in this regard can be reported to the Compliance Unit through the reporting channel in Argentina by e-mail at cconducta-arg@bbva.com or by calling 4346-4466, extension 14466, or otherwise through the corporate reporting channel by e-mail at canaldenuncia@bbva.com, or calling (34)915377222.

There is an annual training plan at the on-line E-campus platform completed by the Bank’s employees and directors. Notices are also published on the intranet.

24.

The Board ensures that formal mechanisms are in place to prevent and deal with conflicts of interest. Concerning related-party transactions, the Board approves a policy which establishes the role of each corporate body and how transactions detrimental to the company or to certain investors only should be identified, administered and disclosed.

The Entity follows the recommended practice. This obligation is enshrined in Section 12 of the CCG, which sets forth that Directors shall refrain from attending or being engaged in such cases that might give rise to a conflict of interest with the Bank.

Directors shall not be involved in the discussions of the corporate bodies of which such Directors are members, concerning businesses in which such Directors may have an interest, either directly or indirectly, or that might affect individuals related to them, pursuant to applicable laws.

In addition, Directors may not directly or indirectly engage in personal, professional or business transactions with the Bank or its Group’s companies, other than ordinary banking business, unless such transactions are subject to a contracting procedure that ensures transparency, with competitive bids and at market prices.

Directors shall also refrain from being directly or indirectly engaged in businesses or companies in which the Bank or its Group’s companies have a stake, unless such Director owned such an interest before becoming a Director, or before the Group had acquired an interest in the entity at issue, or otherwise unless the company is listed on domestic or international stock exchanges, or otherwise with the Board of Directors’ previous consent.

Directors may not avail of their position at the Bank to gain a financial advantage, or to take advantage, for their own benefit, indirectly, or otherwise for the benefit of individuals related to such Directors, of a business opportunity that may have come to their knowledge as a consequence of that Director’s activities at the Bank, other than business opportunities that had been previously offered to the Bank, and that the Bank had decided to reject and provided the Board of Directors has given its consent to take that opportunity.

Directors shall disclose to the Board of Directors any direct or indirect conflict of interest they may have with the Bank, any interest such Directors may own in any company engaged in a similar or supplementary business to the Bank’s corporate purpose, and any position or duty they may discharge in such company, as well as their involvement, either on such Directors’ own account or on behalf of third parties, in the same business as, or in a business similar or supplementary to, the Bank’s corporate purpose.

The Bank has a Code of Conduct in place that includes a paragraph on how to address conflicts of interest. In addition, at a meeting held on February 26, 2019, the Board of Directors approved a Conflicts of Interest Policy which enshrines the principles and guidelines primarily set out in paragraph 3.10 of the Code of Conduct, approved by the Board of Directors on August 25, 2015.

The purpose of this policy is setting a course of action for BBVA Argentina to identify, prevent, manage and, if applicable, disclose to the customer, with sufficient time ahead, any conflict of interest that may arise in rendering its services.

On May 29, 2018, the Board of Directors approved the last version of the Internal Code of Conduct in Capital Markets, establishing general courses of action to preserve market integrity, including standards aimed at preventing market abuse and ensure market transparency and competition. These rules are published in the Bank’s website, www.bbva.com.ar, under the caption “Investor Relations.”

25.

The Company’s website discloses financial and non-financial information, affording timely and equal access to all Investors. The website has a specialized area to address Investors’ questions and inquiries.

The Entity follows the recommended practice. According to Section 11, paragraph XIII of the CCG, the Board of Directors shall make available to the market such financial information which the Bank, as a listed company, is required to make periodically public.

In this respect, the Board of Directors, abiding by the transparency principle that should guide the Bank’s actions in financial markets, will establish appropriate mechanisms to ensure the Bank’s disclosure of all such information that might be relevant to shareholders and investors.

To such end, the Bank has a freely accessible website which disclosures abide by the highest standards of confidentiality and integrity, seeking to ensure the preservation and maintenance of information.

Within the section entitled “Investor Relations” of its website, the Bank publishes financial information (Annual Report, Financial Statements, and 20F); Responsible Banking Report; Information on the Bank’s Shares of Stock and Bonds; Material Events; Corporate Governance

(By-laws, Members of the Board, Senior Management, Committees, etc.) and institutional filings, code of conduct, and Internal Code of Conduct in Capital Markets, among others.

The website has a contact section in which shareholders may leave their questions, which are answered by our dedicated Investor Relations area.

26.	The Board shall ensure that a process is in place to identify and classify stakeholders and a communication channel available to them.

The Entity follows the recommended practice. This process is governed by Section 11, paragraph x) of the CCG. The Bank’s website has a Contact section to receive shareholders’ questions, which are taken care of by the officer in charge of the Investors Relation area.

The Bank has an Investor Relations area, primarily tasked with the duty of representing the Bank before shareholders, investors and analysts, and making institutional presentations. To such end, meetings with local shareholders are arranged in order to keep them abreast of the Bank’s strategy and its development.

In addition, this area is in charge of making quarterly press releases about the Bank’s performance.

27.

Prior to a Shareholders’ Meeting, the Board submits to the Shareholders an “interim information package” which allows Shareholders, through a formal communication channel, to make non-binding comments and share diverging opinions from the Board’s recommendations. In turn, the Board, when submitting the final information package, shall render opinion on the comments so received, as deemed necessary.

The Entity follows the recommended practice. The Bank has a website in which it publishes financial and non-financial information. The Bank also has an Investors Relation officer who is responsible for ensuring that corporate governance information is up-to-date, disclosing corporate information, and receiving and answering questions. The website features a communication channel through which shareholders may ask questions, which are answered by the Investors Relation officer. Every year, the Bank makes available to shareholders its annual report, notices of call to shareholders’ meetings, meeting minutes, and corporate governance information, which are published at its website.

28.

The Company’s by-laws provide that Shareholders may receive information packages for Shareholders’ Meetings by electronic means, and remotely attend Shareholders’ Meetings by using electronic communication means enabling the simultaneous transmission of sound, video or voice, always ensuring the attendants’ equal treatment right.

The recommended practice is not applied. This aspect is not addressed in our by-laws. If deemed required, we will have to amend our by-laws to include this issue. Anyhow, ADRS holders receive all information that will be discussed at the respective meeting with sufficient time ahead, and their questions are addressed by the Investors Relations officer. Holders of our ADRS (American Depositary Shares) are represented at the annual shareholders’ meeting by their proxy (The Bank of New York Mellon).

29.	The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions governing dividend distribution.

The Entity follows the recommended practice. This obligation is addressed in Section 11, paragraph 2) of the CCG. It is the Board of Directors’ intention to distribute dividends for the year among shareholders, according to the percentages and under the conditions set out by the oversight authorities. To such end, the Board of Directors may approve a dividend and treasury stock policy and, particularly, set the limits to such policy.

BBVA Argentina has an earnings distribution policy consistent with its mission of generating sustained profitability for its shareholders, while contributing to the favorable performance of the Entity’s equity to drive business and activity growth, and, in turn, maintaining strong liquidity and solvency standards, in compliance with applicable laws and regulations.

According to the applicable Central Bank’s rule on “earnings distribution,” in calculating distributable earnings, entities must make certain off-balance sheet deductions from the addition of balances carried in the account Unappropriated Retained Earnings, and in the optional reserve for future distribution of dividends.

The Central Bank eliminated the additional 75% requirement for the payment of dividends for financial institutions and, in line with Basel III, replaced it with:

•	A capital conservation buffer equal to 2.5% of risk-weighted assets.

•	An additional buffer equal to 1% of risk-weighted assets for entities qualifying as Domestic Systemically Important Banks (“D-SIBs”), as defined by the Central Bank.

•	A contracyclical buffer currently set by the Central Bank at 0%. However, the Central Bank may increase such buffer to 2.5% of risk-weighted assets, based on its own assessment of the systemic risk.

Entities are required to pay in these buffers exclusively out of their core tier 1 capital (COn1). An entity’s failure to pay in these buffers may have several implications, including progressive restrictions on dividend distributions, share buy-backs, payments on other equity instruments, or payment of certain bonuses to employees.

Among its interim provisions, Communication “A” 6464 establishes that, until March 31, 2020, financial institutions which, for purposes of calculating their distributable earnings, have not increased by 1 percentage point the ranges of Tier 1 (COn1) Capital, net of deductions (CDCOn1), set out in the tables of paragraphs 4.1.4. and 4.2.4. of the rules on “Earnings Distribution,” shall require the previous authorization of the Office of the Superintendence of Financial and Exchange Entities (SEFyC) to distribute earnings. On the other hand, financial institutions will be allowed to distribute dividends provided that such financial institutions: (i) are not subject to the terms of Article 34 “Conformance and turnaround” and Article 35 bis “Restructuring of a financial institution to safeguard bank loans and deposits” of the Financial Institutions Law (Law No. 21526); (ii) are not receiving financial assistance from the Central Bank; (iii) are not in arrears or have not infringed the reporting requirements established by the Central Bank; and (iv) are compliant with minimum capital and cash requirements.

Furthermore, the Central Bank issued Communication “A” 6768 which sets forth that, as from August 30, 2019, financial institutions will be required to have the Central Bank’s authorization to distribute profits. As part of such authorization process, the Office of the Superintendent of Financial and Foreign Exchange Institutions will consider, among other things, the potential effects of the adoption of International Financial Reporting Standards, as per Communication “A” 6430 (paragraph 5.5. of IFRS 9—Impairment) and the restatement of financial statements required under Communication “A” 6651.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: June 25, 2020	By:	/s/ Ernesto R. Gallardo Jimenez
		Name:	Ernesto R. Gallardo Jimenez
		Title:	Chief Financial Officer